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TABLE OF CONTENTS 2

Confidential draft No. 2 as confidentially submitted to the United States Securities and Exchange Commission on March 17, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ADAPTIMMUNE THERAPEUTICS LIMITED1
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

England and Wales (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

91 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
(44) 1235 430000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

ADAPTIMMUNE LLC
University City Science Center
3711 Market Street—8th Floor
Philadelphia, PA 19104
United States of America
(267) 499 2066
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
David S. Bakst Mayer Brown LLP 1675 Broadway New York, NY 10019 Telephone: (212) 506 2500 Facsimile: (212) 262 1910	James J. Noble Chief Executive Officer Adaptimmune Therapeutics plc 91 Park Drive, Milton Park Abingdon, Oxfordshire, OX14 4RY United Kingdom Telephone: (44) 1235 430000 Facsimile: (44) 1235 430001	Steven D. Singer Lisa Firenze Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 Telephone: (212) 230 8800 Facsimile: (212) 230 8888

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

                  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

                  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee

Ordinary shares, par value £0.001 per share	$	$

(1)
American depositary shares, or ADSs, issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6. Each ADS represents                ordinary shares.

(2)
Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

                  The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

1
We intend to alter the legal status of our company under English law from a private limited company by re-registering as a public limited company and changing our name from Adaptimmune Therapeutics Limited to Adaptimmune Therapeutics plc prior to the effectiveness of this registration statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated                        , 2015

PROSPECTUS

                American Depositary Shares

Representing                Ordinary Shares

Adaptimmune Therapeutics plc

              This is Adaptimmune Therapeutics plc's initial public offering. We are selling American Depositary Shares, or ADSs. Each ADS represents               ordinary shares, par value £0.001 per share.

              We expect the public offering price to be between $            and $            per ADS. Currently, no public market exists for the ADSs or ordinary shares. After pricing of the offering, we expect that the ADSs will trade on the Nasdaq Global Select Market under the symbol "ADAP."

              We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

              Investing in our ADSs involves risks that are described in the "Risk Factors" section beginning on page 12 of this prospectus.

	Per ADS	Total
Public offering price	$	$
Underwriting discount[1]	$	$
Proceeds, before expenses, to us	$	$

(1)
We have agreed to reimburse the underwriters for certain FINRA-related expenses. See "Underwriting," page 202.

              The underwriters may also exercise their option to purchase up to an additional ADSs from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The ADSs will be ready for delivery on or about                        , 2015.

Joint Book-Running Managers

BofA Merrill Lynch	Cowen and Company	Leerink Partners

Lead Manager

Guggenheim Securities

The date of this prospectus is                        , 2015

              Neither we nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We are offering to sell our ADSs, and seeking offers to buy our ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ADSs.

              Neither we nor the underwriters have taken any action to permit a public offering of our ADSs or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about and to observe any restrictions relating to this offering and the distribution of this prospectus.

              Through and including                    , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

              Adaptimmune has filed a trademark application for "Adaptimmune" and the Adaptimmune logo and other trademarks or service marks of Adaptimmune Therapeutics plc appearing in this prospectus are the property of Adaptimmune. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners.

ABOUT THIS PROSPECTUS

              On February 23, 2015, we completed the first stage of a corporate reorganization described under "Corporate Reorganization," pursuant to which Adaptimmune Limited became a wholly-owned subsidiary of Adaptimmune Therapeutics Limited, a recently formed holding company with nominal assets and liabilities, which has not conducted any operations prior to this offering other than acquiring Adaptimmune Limited. The final step in our corporate reorganization will be for Adaptimmune Therapeutics Limited to re-register as a public limited company and to change our name from Adaptimmune Therapeutics Limited to Adaptimmune Therapeutics plc prior to the effectiveness of the registration statement for this offering of which this prospectus forms a part.

              Unless otherwise indicated or the context otherwise requires, all references in this prospectus to "Adaptimmune Limited," "Adaptimmune Therapeutics Limited," "Adaptimmune Therapeutics plc," the "Company," "we," "our," "ours," "us" or similar terms refer to (i) Adaptimmune Limited and its subsidiary prior to the acquisition of Adaptimmune Limited by Adaptimmune Therapeutics Limited, (ii) Adaptimmune Therapeutics Limited and its subsidiaries after the acquisition of Adaptimmune Limited by Adaptimmune Therapeutics Limited, and (iii) Adaptimmune Therapeutics plc and its subsidiaries after the re-registration of Adaptimmune Therapeutics Limited as a public limited company, which is expected to occur prior to the effectiveness of the registration statement for this offering. See "Corporate Reorganization."

PRESENTATION OF FINANCIAL INFORMATION

              All references in this prospectus to "$" are to U.S. dollars and all references to "£" are to pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as of and for the year ended June 30, 2014 and the six months ended December 31, 2014 have been translated into U.S. dollars at the rate of £1.00 = $1.5578, which was the exchange rate at December 31, 2014. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

              We have historically conducted our business through Adaptimmune Limited and its subsidiary, and therefore our historical financial statements present the results of operations of Adaptimmune Limited. Following this offering, and after the consummation of the transactions described under "Corporate Reorganization," our financial statements will present the consolidated results of operations of Adaptimmune Therapeutics plc.

ii

 PROSPECTUS SUMMARY

              This summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the following summary together with the entire prospectus, including our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus and the matters discussed in the sections in this prospectus entitled "Risk Factors," "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" before deciding to invest in our ADSs. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements." Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the "Risk Factors" and other sections of this prospectus.

Overview

              We are a clinical-stage biopharmaceutical company focused on novel cancer immunotherapy products based on our T-cell receptor platform. We have developed a comprehensive proprietary platform that enables us to identify cancer targets in the form of peptides, which are short sequences of amino acids, find and genetically engineer T-cell receptors, or TCRs, and produce TCR therapeutic candidates for administration to patients. We engineer TCRs to increase their affinity to cancer-specific peptides, including our lead target peptides, NY-ESO and MAGE A-10, in order to target and then destroy cancer cells in patients. Unlike current antibodies and therapies that are based on the use of chimeric antigen receptor T cells, or CAR-Ts, our TCR therapeutic candidates are able to target intracellular as well as extracellular cancer antigens. This capability significantly increases the breadth of targets, particularly as intracellular targets are known to be more closely associated with cancer but are inaccessible with other autologous T-cell immunotherapy approaches. We believe this approach will lead to TCR therapeutic candidates that have the potential to significantly impact cancer treatment and clinical outcomes of patients with cancer.

              Our lead program is an affinity-enhanced TCR therapeutic targeting the NY-ESO-1, or NY-ESO, cancer antigen. We are conducting Phase 1/2 clinical trials for our NY-ESO TCR therapeutic candidate, in patients with solid tumors and hematological malignancies including synovial sarcoma, multiple myeloma, melanoma, ovarian cancer and esophageal cancer. As of February 28, 2015, we had administered our NY-ESO TCR therapeutic candidate to 44 patients across several cancer indications. In both synovial sarcoma and multiple myeloma, we have seen responses and preliminary evidence of tumor reduction in patients with highly refractory cancers. In our synovial sarcoma trial, as of February 28, 2015, 10 patients had received our NY-ESO TCR therapeutic candidate and of these, six patients had responded, with one complete response (before relapse at nine months) and five partial responses. Of the patients with a partial response, the first three patients subsequently underwent resection for residual disease and one of those three patients has remained without evidence of any disease as of February 2, 2015. Interim results in the multiple myeloma trial following autologous stem cell transplant, or auto-SCT, showed a 61% complete or near complete response rate at 100 days post-administration in 21 patients with active disease at the time of transplant. The NY-ESO engineered T cells have persisted in the myeloma trial for six months in all but one patient and, in a subset of patients, for two years following administration. In addition, based on our clinical data to date, we believe our NY-ESO TCR therapeutic candidate has a promising tolerability profile.

              We expect to report further data on these trials, as well as additional trials, in 2015 and 2016. If we continue to receive further encouraging clinical data, we plan to accelerate the clinical program for our NY-ESO TCR therapeutic candidate, which we are developing in partnership with GlaxoSmithKline, or GSK. We believe our NY-ESO TCR therapeutic candidate may be eligible for expedited regulatory approval pathways, including fast track, breakthrough therapy and accelerated approval.

              We have a number of programs outside of the GSK collaboration. Specifically, we plan to submit an Investigational New Drug Application, or IND, for our TCR therapeutic candidate directed at MAGE A-10, initially focused on breast or lung cancer, in 2015. In addition to this program, we expect to leverage our TCR technology platform to continue to build our pipeline of proprietary TCR therapeutic candidates, including our TCR therapeutic candidate directed to Alpha Fetoprotein, or AFP, which has started preclinical testing. We have identified over 30 intracellular target peptides that are preferentially expressed in cancer cells and have ongoing unpartnered research programs on eight of these. We believe these eight unpartnered research programs are relevant to a wide range of cancer indications.

Our Product Pipeline

              Our expertise and leadership in the field of TCRs is underscored by the large pipeline of TCRs we have identified and validated and by the promising early data with our NY-ESO TCR therapeutic candidate in both solid tumors and hematological malignancies. The following table summarizes our most advanced TCR therapeutic candidates:

(1)
GSK retains an exclusive option to license NY-ESO TCR for all indications.

              We retain full ownership of our current preclinical pipeline of engineered TCR therapeutic candidates, including our MAGE A-10 TCR therapeutic candidate together with TCR therapeutic candidates in eight additional unpartnered research programs.

Background on Cancer Immunotherapy

              Cancer is a leading cause of death worldwide and is characterized by the uncontrolled growth of abnormal cells whose ability to evade the immune system's surveillance is a key factor in their proliferation and persistence. Despite advances made in the treatments available to cancer patients, there continues to be a high unmet need for additional products and treatments, especially for patients with recurrent tumors or cancer types that are resistant to current therapeutic alternatives.

Immunotherapy is a form of cancer treatment that uses a patient's own immune system to combat cancer and is one of the most actively pursued areas of research by biotechnology and pharmaceutical companies today. Interest in immunotherapy is largely driven by recent compelling efficacy data in cancers with historically bleak outcomes and by the potential to achieve a cure or functional cure for some patients. We believe that immunotherapy has the potential to become the primary cancer treatment for recurrent tumors or cancer types that are resistant to current therapeutic alternatives.

              While the field of immunotherapy in cancer has now achieved proof of concept and yielded significant durable responses in multiple tumor types, there remain major tumor types (e.g., colon, breast and prostate) as well as patient groups within responsive tumors (e.g., subsets of patients with melanoma and lung, renal and ovarian cancers) that do not respond to current immunotherapy approaches. One theory to explain this non-responsiveness is that certain tumors require direct immune stimulation. The CAR-T technologies seek to deliver activated T cells towards malignancies to initiate an immune response. The primary challenges in the field have been to achieve an acceptable efficacy and safety profile, or therapeutic index, to successfully target solid tumors. As such, the major successes in CAR-T technologies have primarily been in hematological malignancies. Our research efforts are focused entirely on targeting tumors in ways that may result in an improved therapeutic index and have potential applications in solid tumors as well as hematological malignancies. We believe our TCR technology, in contrast to that of CAR-T, allows for more specificity in targeting tumors versus healthy tissue through the ability to target intracellular peptides. In addition, we have invested heavily in an extensive preclinical safety testing program that is designed to minimize any off-target cross-reactivity of our TCR therapeutic candidates.

Our TCR Therapeutic Candidates

              The immune system plays an important role in targeting and destroying cancer cells. Specifically, T cells, which are a type of white blood cell, and their receptors create a natural system that is designed to scan the body for diseased cells. In general, cells process proteins internally and then convert these proteins into peptide fragments which are then presented on the cell surface by a protein complex called the Human Leukocyte Antigen, or HLA. TCRs naturally scan these peptide fragments to search for abnormalities. Binding of naturally occurring TCRs to cancer targets, however, tends to be very poor because cancer proteins appear very similar to naturally occurring proteins on healthy cells and TCRs that recognize what the body sees as "self-proteins" are eliminated during early human development.

              We engineer naturally occurring TCRs and enhance their ability to target and bind to cancer peptides thereby enabling a highly targeted immunotherapy. Our proprietary technology platform includes the identification of target peptides, successful engineering of affinity-enhanced TCRs, preclinical safety testing and optimized manufacturing processes suitable for producing engineered TCR therapeutic candidates for use in clinical trials and commercialization. Engineering TCRs requires balancing the need for higher affinity to the target peptide with the risk of cross-reactivity, which increases at higher affinities. We believe this is one of our core competitive advantages given our proven ability to overcome the challenging nature of this process and develop affinity-enhanced TCRs.

              Once we identify a specific cancer target, we create an engineered affinity-enhanced TCR, which then undergoes extensive preclinical safety testing before administration to patients. The process for treating a patient with an engineered TCR therapeutic candidate involves extracting the patient's T cells and then combining the extracted cells with our delivery system containing the gene for our affinity-enhanced TCR, through a process known as transduction. Our delivery system uses a type of virus known as lentivirus to transduce the patient's T cells and is referred to as a lentiviral vector. The transduced T cells are then expanded and infused into the patient. When these T cells encounter an HLA-peptide complex, they multiply and initiate the destruction of the targeted cancer cells.

              Our NY-ESO TCR therapeutic candidate represents the culmination of years of engineering and preclinical research, and, to date, we have produced encouraging clinical data in synovial sarcoma and multiple myeloma. We have also utilized our proprietary TCR technology platform to develop a pipeline of TCR therapeutic candidates that we believe may be effective in a variety of cancer types that are unresponsive to currently available and experimental therapies.

GSK Collaboration

              Under our collaboration and license agreement with GSK, GSK funds the development of, and has an option to obtain an exclusive license to, our NY-ESO TCR therapeutic candidate. In addition, GSK has the right to nominate four additional target peptides. The first of these additional targets will be selected from a pool of three target peptides, with the pool having already been jointly chosen by GSK and us. Following completion of initial research on these three target peptides, GSK is entitled to nominate one TCR therapeutic candidate, and we will retain all rights to the other two TCR therapeutic candidates. In addition, three other target peptides may be selected by GSK in the future. These target peptides are outside of our eight unpartnered research programs and any other programs relating to target peptides where Adaptimmune initiates development of a TCR therapeutic candidate.

Our Business Strategy

              Our strategic objective is to build a global oncology business with an extensive portfolio of engineered TCR therapeutic candidates that have the potential to significantly impact the clinical outcomes of patients with cancer. In order to achieve our objective, we are focused on the following strategies:

              Rapidly advance our NY-ESO TCR therapeutic candidate into registrational trials. We are collaborating with GSK to advance our NY-ESO TCR therapeutic candidate and expand and accelerate our clinical trials into additional sites, both in the United States and in Europe. We believe data from these trials, if positive, may enable us to go directly into one or more registrational or pivotal clinical trials. We are currently conducting five Phase 1/2 clinical trials in multiple cancer types including synovial sarcoma, multiple myeloma, melanoma, ovarian cancer and esophageal cancer and expect to commence an additional clinical trial for non-small cell lung cancer in 2015.

              Advance our MAGE A-10 and other therapeutic candidates through clinical development. We retain full development and commercialization rights to our MAGE A-10 therapeutic candidate and intend to submit an IND for this product candidate in 2015. We believe that our MAGE A-10 TCR therapeutic candidate has the potential to be effective in many solid tumors, including breast or lung cancer. Currently, we do not intend to partner our MAGE A-10 TCR therapeutic candidate and our other preclinical TCR therapeutic candidates.

              Advance further TCR therapeutic candidates from our unpartnered portfolio to the product development stage. We currently have eight active unpartnered research programs on potential TCR therapeutic candidates. We intend to advance these research programs into preclinical and clinical development as soon as practicable.

              Leverage our TCR technology platform by continuing to identify cancer targets that are not accessible by current antibody and CAR-T approaches. We intend to continue to generate our TCR therapeutic candidates from our fully integrated technology platform, which enables the systematic identification and validation of suitable target peptides, T-cell cloning, engineering of TCRs and comprehensive preclinical testing processes.

              Continue to improve potency and durability of response to our TCR therapeutic candidates. We intend to continue further developing our TCR therapeutic candidates by improving potency and durability and also exploring the addition of other components in our lentiviral vector, which would be expressed in the TCR therapeutic candidate alongside the engineered TCR.

              Optimize and expand our process development and manufacturing capabilities to maintain our leadership position in the TCR space. We plan to optimize the manufacture, supply, associated analytical expertise and quality systems for our TCR therapeutic candidates to ensure that our manufacturing capability is sufficient for later stage clinical trials and commercial supply.

              Leverage our existing strategic alliance with GSK. We expect to capitalize on GSK's drug development and regulatory expertise and commercial capabilities to bring our partnered therapeutic products to market. We expect to apply knowledge gained from our NY-ESO TCR therapeutic candidate collaboration program with GSK to the development and commercialization of other TCR therapeutic candidates in our pipeline.

              Expand our intellectual property portfolio. We intend to continue building on our technology platform, comprised of intellectual property, proprietary methods and know-how in the field of TCRs. These assets form the foundation for our ability to not only strengthen our product pipeline, but also to successfully defend and expand our position as a leader in the field of TCRs.

Risks Associated With Our Business

              Our business is subject to a number of risks of which you should be aware of before making an investment decision. These risks are discussed more fully in the "Risk Factors" section of this prospectus immediately following this prospectus summary. These risks include the following:

  •
  We are a clinical-stage biopharmaceutical company with no commercial products and have incurred net losses since our inception. We expect to continue to incur losses for the foreseeable future and may never achieve or maintain profitability.

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  We do not have adequate funding to complete development of our TCR therapeutic candidates and may be unable to access additional capital on reasonable terms, or at all, to complete development and commercialization of our TCR therapeutic candidates.

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  T-cell therapy represents a novel approach to cancer treatment that creates significant challenges for us including those related to regulatory and manufacturing processes.

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  Our T-cell therapy is a type of cell therapy that uses gene therapy technology which creates significant challenges in terms of the further development, regulatory approval, administration and manufacture of our TCR therapeutic candidates.

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  We are subject to a complex regulatory regime that is subject to change and may fail to obtain regulatory approval for any of our TCR therapeutic candidates.

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  We may not be able to submit INDs to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed with the clinical trials at all or in the timeframes we expect.

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  Our business is highly dependent on our NY-ESO TCR therapeutic candidate, which will require significant additional clinical testing before we can seek regulatory approval and potentially achieve commercial sales.

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  We also depend on the success of our MAGE A-10 TCR therapeutic candidate, which is still in preclinical development and may eventually prove unsuitable for patient treatment.

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  Our TCR therapeutic candidates may have undesirable side effects, including neutropenia, which is an abnormally low level of neutrophils, a type of white blood cell, Cytokine-Release Syndrome, which is a set of symptoms resulting from activation of immune cells, including fever, nausea, chills, hypotension, tachycardia and dyspnea, and even death, or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

  •
  Our clinical trials may fail to demonstrate adequately the safety and efficacy of any of our TCR therapeutic candidates, which would prevent or delay regulatory approval and commercialization.

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  Our TCR therapeutic candidates may not gain market acceptance, in which case we may not be able to generate product revenues.

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  We may not be able to obtain adequate protection for the intellectual property covering our TCR therapeutic candidates or develop and commercialize these product candidates without infringing on the intellectual property rights of third parties.

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  We rely heavily on GSK for our NY-ESO TCR therapeutic candidate clinical program.

  •
  We have a shared development history with Immunocore and share ownership of certain core intellectual property rights with Immunocore. If we fail to maintain our relationship with Immunocore, we could lose important target identification resources that could result in delays in our ability to identify new TCR therapeutic candidates or compromise the sharing of our underlying core intellectual property.

  •
  We rely on contract manufacturers and contract research organizations over which we have limited control.

  •
  We expect to face intense competition, often from companies with greater resources and experience than we have. In addition, Immunocore also develops affinity-enhanced TCRs. There is a risk that both companies could develop products or therapies that target the same peptide and compete directly with each other.

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  Our future growth and ability to compete depend on retaining our key personnel and recruiting additional qualified personnel.

Corporate Reorganization

              On February 23, 2015, we completed the first stage of a corporate reorganization pursuant to which all shareholders of Adaptimmune Limited exchanged each of the Series A preferred shares and ordinary shares held by them for newly issued Series A preferred shares and ordinary shares of Adaptimmune Therapeutics Limited on a one-for-100 basis, resulting in Adaptimmune Limited becoming a wholly-owned subsidiary of Adaptimmune Therapeutics Limited. The final step in our corporate reorganization will be for Adaptimmune Therapeutics Limited to re-register as a public limited company with the name Adaptimmune Therapeutics plc prior to the effectiveness of the registration statement of which this prospectus forms a part. See "Corporate Reorganization." In addition, immediately prior to the admission of our ADSs to trading on the Nasdaq Global Select Market, or Nasdaq, all of our outstanding Series A preferred shares will convert into ordinary shares on a one-for-one basis.

Corporate Information

              Our registered and principal executive offices are located at 91 Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY, United Kingdom, or U.K., our general telephone number is (44) 1235 430000 and our internet address is http://www.adaptimmune.com. Our website and the information contained on or accessible through our website are not part of this prospectus.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

              As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies in the United States. These provisions include:

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  a requirement to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure;

  •
  an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

  •
  an ability to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

We plan to take advantage of these provisions if applicable for up to five years or such earlier time that we are no longer an emerging growth company.

              We would cease to be an emerging growth company if we have more than $1 billion in annual revenue, have more than $700 million in market value of the ADSs held by non-affiliates, or issue more than $1 billion of non-convertible debt over a three-year period or otherwise after the last day of our fiscal year following the fifth anniversary of the date of the sale of ADSs in this offering. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide to shareholders may be different than the information you might receive from other public companies in which you hold equity.

              Upon the completion of this offering, we will report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even if we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

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  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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  the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

              Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

 THE OFFERING

ADSs offered by us	ADSs, representing ordinary shares.
Price per ADS	We currently estimate that the initial public offering price will be between $ and $ per ADS.
Option to purchase additional ADSs	The underwriters have an option to purchase up to additional ADSs from us as described in "Underwriting."
Ordinary shares to be outstanding after this offering	ordinary shares.
American Depositary Shares	Each ADS represents ordinary shares.

The depositary will be the holder of the ordinary shares underlying the ADSs, and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or certain charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled "Description of American Depositary Shares." We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	.
Proposed Nasdaq Global Select Market symbol	We intend to list our ADSs on the Nasdaq Global Select Market under the symbol "ADAP."
Shareholder approval

Under English law, certain steps necessary for the completion of this offering require the approval by way of special (75%) resolution(s). We will receive all such required approvals from our shareholders prior to the completion of this offering. See "Description of Share Capital and Articles of Association."

Use of proceeds

We intend to use the net proceeds from this offering together with our existing cash as follows: to advance and accelerate the clinical development of our MAGE A-10 TCR therapeutic candidate; to further develop and enhance our manufacturing capabilities and secure a commercially viable manufacturing platform for all of our TCR therapeutic candidates; to advance additional TCR therapeutic candidates into preclinical testing, continue preclinical testing of our AFP TCR therapeutic candidate and progress such TCR therapeutic candidates through to clinical trial as quickly as possible; and the remainder to fund working capital, including other general corporate purposes. See "Use of Proceeds" for more information.

Risk Factors	See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should consider carefully before investing in our ADSs.

              Unless otherwise indicated, all information in this prospectus assumes that (i) the first stage of our corporate reorganization pursuant to which all shareholders of Adaptimmune Limited exchanged each of the Series A preferred shares and ordinary shares held by them for newly issued Series A preferred shares and ordinary shares of Adaptimmune Therapeutics Limited on a one-for-100 basis, resulting in Adaptimmune Limited becoming a wholly-owned subsidiary of Adaptimmune Therapeutics Limited, was completed on February 23, 2015; and (ii) the final step in our corporate reorganization will be for Adaptimmune Therapeutics Limited to re-register as a public limited company with the name Adaptimmune Therapeutics plc, prior to the effectiveness of the registration statement of which this prospectus forms a part. See "Corporate Reorganization." In addition, unless otherwise indicated, all information in this prospectus gives effect to the conversion immediately prior to the admission of our ADSs to trading on Nasdaq of all of our outstanding Series A preferred shares into ordinary shares on a one-for-one basis.

              Unless otherwise indicated, all information in this prospectus, including information relating to the number of ordinary shares to be outstanding immediately after the completion of this offering:

  •
  excludes 206,427 ordinary shares of Adaptimmune Limited, issuable upon exercise of outstanding options under our equity incentive plans, as of February 28, 2015 (which options will be exchanged for 20,642,700 options over ordinary shares of Adaptimmune Therapeutics Limited under our corporate reorganization);

  •
  excludes 11,803,300 ordinary shares of Adaptimmune Therapeutics Limited potentially issuable pursuant to future awards under our equity incentive plans;

  •
  gives effect to the exchange by holders of each of the Series A preferred shares and ordinary shares of Adaptimmune Limited for newly issued Series A preferred shares and ordinary shares of Adaptimmune Therapeutics Limited on a one-for-100 basis; and

  •
  assumes no exercise by the underwriters of their option to purchase up to an additional            ADSs.

 SUMMARY CONSOLIDATED FINANCIAL INFORMATION

              The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial data as of June 30, 2014 and 2013 and for the years ended June 30, 2014 and 2013 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board, and included elsewhere in this prospectus.

              The consolidated financial data as of and for the six months ended December 31, 2013 and 2014 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results as of the dates and for the periods presented.

              We maintain our books and records in, and our consolidated financial statements are prepared and presented in, pounds sterling, our presentation currency. Solely for the convenience of the reader, our consolidated financial statements as of and for the year ended June 30, 2014 and the six months ended December 31, 2014 have been translated into U.S. dollars at £1.00 = $1.5578 based on the certified foreign exchange rates published by the Federal Reserve Bank of New York on December 31, 2014. Such convenience translation should not be construed as a representation that the pound sterling amounts have been or could be converted into U.S. dollars at this or at any other rate of exchange, or at all.

              Our historical results are not necessarily indicative of the results that may be expected in the future. Our interim financial results for the periods presented are not necessarily indicative of results for a full year or for any subsequent interim period. The following summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

	Six Months Ended December 31,			Year Ended June 30,
	2014	2014	2013	2014	2014	2013
	(unaudited)
	(in thousands)
Income Statement Data:
Revenue	$3,804	£2,442	£—	$553	£355	£—
Research and development expenses	(8,875)	(5,697)	(2,732)	(11,459)	(7,356)	(5,361)
General and administrative expenses	(3,251)	(2,807)	(788)	(2,496)	(1,602)	(797)
Other income	290	186	3	257	165	7

Operating loss	(8,032)	(5,156)	(3,517)	(13,145)	(8,438)	(6,151)
Finance expense	—	—	(1)	(6)	(4)	(4)
Finance income	2,380	1,528	—	3	2	9

Loss before tax	(5,652)	(3,628)	(3,518)	(13,148)	(8,440)	(6,146)
Taxation	790	507	373	1,530	982	578

Loss for the year	(4,862)	(3,121)	(3,145)	(11,618)	(7,458)	(5,568)

	As of December 31, 2014		As of June 30, 2014
	Actual	Pro forma as adjusted(1)	Actual	Pro forma(2)	Pro forma as adjusted(2)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	£65,169		££30,105	£90,659	£
Total assets	88,479		32,597	93,151
Current liabilities	29,458		31,182	31,182
Total preferred shares	60,554		—	60,554
Total equity	59,021		1,415	61,969
Total equity and liabilities	88,479		32,597	93,151

(1)
The pro forma as adjusted balance sheet data give effect to: (i) our issuance and sale of             ADSs representing                    ordinary shares in this offering (assuming no exercise by the underwriters of their option to purchase additional ordinary shares) at an assumed initial public offering price of $        per ADS, the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; (ii) the exchange of each of the Series A preferred shares and the ordinary shares of Adaptimmune Limited for newly issued Series A preferred shares and ordinary shares of Adaptimmune Therapeutics Limited on a one-for-100 basis as part of our corporate reorganization; and (iii) the automatic conversion of all of the outstanding Series A preferred shares into an aggregate of 175,841,800 ordinary shares immediately prior to the admission of our ADSs to trading on Nasdaq.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per ADS, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total shareholders' equity by approximately $       million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
The pro forma balance sheet data give effect to the sale by us of 1,758,418 Series A preferred shares of Adaptimmune Limited in September 2014 at a price of £35.57 per Series A preferred share after deduction of offering expenses payable by us in connection with that offering.

RISK FACTORS

              Investing in the ADSs involves a high degree of risk. You should carefully consider the following risk factors as well as all the other information contained in this prospectus, including our consolidated financial statements, before making an investment decision regarding our securities. If any of these risks materialize, our business, results of operations or financial condition could suffer, the price of the ADSs could decline and you could lose part or all of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We are a clinical-stage biopharmaceutical company with no commercial products and prediction of future performance is very difficult.

              We are a clinical-stage biopharmaceutical company focused on novel cancer immunotherapy products. We have no products or therapeutics approved for commercial sale and have not generated any revenue from product supplies or royalties. Our therapeutic candidates are based on engineered T-cell receptors, or TCRs, and are new and largely unproven. Our limited operating history, particularly in light of the rapidly evolving cancer immunotherapy field, may make it difficult to evaluate our current business and predict our future performance. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. Our inability to address these risks successfully would have a materially adverse effect on our business and prospects.

We have incurred net losses every year since our inception and expect to continue to incur net losses in the future.

              We have generated losses since our inception in 2008, during which time we have devoted substantially all of our resources to research and development efforts relating to our TCR therapeutic candidates, including engaging in activities to manufacture and supply our TCR therapeutic candidates for clinical trials in compliance with current good manufacturing practices, or cGMP, conducting clinical trials of our TCR therapeutic candidates, providing general and administrative support for these operations and protecting our intellectual property. We do not have any products approved for sale and have not generated any revenue from product supplies or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we obtain marketing approval for, and commercialize, any of our TCR therapeutic candidates.

              For the years ended June 30, 2013 and 2014, we incurred net losses of £5.6 million and £7.5 million, respectively. As of June 30, 2014, we had an accumulated deficit of £18.9 million. We expect to continue incurring significant losses as we continue with our research and development programs and to incur general and administrative costs associated with our operations. The extent of funding required to develop our product candidates is difficult to estimate given the novel nature of our TCR therapeutic candidates and their un-proven route to market. Our profitability is dependent upon the successful development, approval, and commercialization of our TCR therapeutic candidates, successfully achieving GlaxoSmithKline, or GSK, milestones and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash.

We have never generated any revenue from sales of our TCR therapeutic candidates and our ability to generate revenue from sales of our TCR therapeutic candidates and become profitable depends significantly on our success in a number of factors.

              We have no TCR therapeutic candidates approved for commercial sale, have not generated any revenue from sales of our TCR therapeutic candidates, and do not anticipate generating any revenue from sales of our TCR therapeutic candidates until some time after we receive regulatory approval, if at all, for the commercial sale of a TCR therapeutic candidate. We intend to fund future operations through milestone payments under our collaboration and license agreement with GSK and through additional equity financings. Our ability to generate revenue and achieve profitability depends on our success in many factors, including:

  •
  completing research regarding, and preclinical and clinical development of, our TCR therapeutic candidates;

  •
  obtaining regulatory approvals and marketing authorizations for our TCR therapeutic candidates for which we complete clinical trials;

  •
  developing sustainable and scalable manufacturing and supply processes for our TCR therapeutic candidates, including establishing and maintaining commercially viable supply relationships with third parties and establishing our own commercial manufacturing capabilities and infrastructure;

  •
  launching and commercializing TCR therapeutic candidates for which we obtain regulatory approvals and marketing authorizations, either directly or with a collaborator or distributor;

  •
  obtaining market acceptance of our TCR therapeutic candidates as viable treatment options;

  •
  addressing any competing technological and market developments;

  •
  identifying, assessing, acquiring and/or developing new TCR therapeutic candidates;

  •
  maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

  •
  attracting, hiring and retaining qualified personnel.

              Even if one or more of our TCR therapeutic candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved TCR therapeutic candidate. Our expenses could increase beyond expectations if the U.S. Food and Drug Administration, or the FDA, or any other regulatory agency requires changes to our manufacturing processes or assays, or for us to perform preclinical programs and clinical or other types of trials in addition to those that we currently anticipate. If we are successful in obtaining regulatory approvals to market one or more of our TCR therapeutic candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the TCR therapeutic candidate, the ability to get reimbursement at any price, and whether we own the commercial rights for that territory. If the number of our addressable disease patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales or supplies of such TCR therapeutic candidates, even if approved. If we are not able to generate revenue from the sale of any approved TCR therapeutic candidates, we may never become profitable.

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our TCR therapeutic candidates.

              Our operations have required substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the development of our TCR therapeutic candidates, including future clinical trials. If we receive approval for any of our TCR therapeutic candidates, we will require significant additional amounts in order to launch and commercialize these therapeutic candidates.

              As of December 31, 2014, we had $101.5 million of cash and cash equivalents. We estimate that our net proceeds from this offering will be approximately $                 million, based on the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus. We expect to use the net proceeds from this offering to advance and accelerate the clinical development of our MAGE A-10 TCR therapeutic candidate, to further develop and enhance our manufacturing capabilities and secure a commercially viable manufacturing platform for all of our TCR therapeutic candidates, to advance additional TCR therapeutic candidates into preclinical testing and progress such TCR therapeutic candidates through to clinical trials as quickly as possible and to fund working capital, including other general corporate purposes. We believe that such proceeds, our existing cash, and cash equivalents together with milestone payments to us under the GSK collaboration and license agreement will be sufficient to fund our operations for the foreseeable future, including for at least the next 24 months. However, changing circumstances beyond our control may cause us to increase our spending significantly faster than we currently anticipate. We may require additional capital for the further development and commercialization of our TCR therapeutic candidates and may need to raise additional funds sooner if we choose to expand more rapidly than we presently anticipate.

              We cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital and if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our TCR therapeutic candidates or other research and development initiatives. Our license and supply agreements may also be terminated if we are unable to meet the payment obligations under these agreements. We could be required to seek collaborators for our TCR therapeutic candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our TCR therapeutic candidates in markets where we otherwise would seek to pursue development or commercialization ourselves. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our ADSs to decline.

Risks Related to the Development of Our TCR Therapeutic Candidates

Our business is highly dependent on our lead NY-ESO TCR therapeutic candidate, which will require significant additional clinical testing before we can seek regulatory approval and begin commercialization of any of our TCR therapeutic candidates.

              There is no guarantee that any of our TCR therapeutic candidates will achieve regulatory approval or proceed to the next stage of clinical programs. The process for obtaining marketing approval for any candidate is very long and risky and there will be significant challenges for us to address in order to obtain marketing approval, if at all.

              There is no guarantee that the results obtained in current clinical trials for our NY-ESO TCR therapeutic candidate will be sufficient to plan one or more pivotal clinical trials and obtain regulatory approval or marketing authorization. Negative results in this lead clinical program of our NY-ESO TCR therapeutic candidate may also impact our ability to obtain regulatory approval for other TCR therapeutic candidates, either at all or within anticipated timeframes because, although the TCR therapeutic candidate may target a different cancer peptide, the underlying technology platform, manufacturing process and development process is the same for all of our TCR therapeutic candidates. Accordingly, a failure in any one program may affect the ability to obtain regulatory approval to continue or conduct clinical programs for other TCR therapeutic candidates.

We may not be able to submit INDs, or the foreign equivalent outside of the United States, to commence additional clinical trials for our MAGE A-10 or any other TCR therapeutic candidates on the timeframes we expect, and even if we are able to, the FDA or comparable foreign regulatory authorities may not permit us to proceed with planned clinical trials.

              We are currently undergoing preclinical development of our TCR therapeutic candidate targeting MAGE A-10. Progression of this TCR therapeutic candidate or any other TCR therapeutic candidate into clinical trials is inherently risky and dependent on the results obtained in preclinical programs, the results of other clinical programs and results of third-party programs that utilize common components, such as production of the lentiviral vector lot used for production and administration of our TCR therapeutic candidate. If results are not available when expected or problems are identified during therapy development, we may experience significant delays in development of pipeline products and of existing clinical programs, which may impact our ability to receive regulatory approval. This may also impact our ability to achieve certain financial milestones and the expected timeframes to market any of our TCR therapeutic candidate. Failure to submit further INDs or the foreign equivalent and commence additional clinical programs will significantly limit our opportunity to generate revenue.

Our TCR therapeutic candidates being developed may have potentially fatal cross-reactivity to other peptides or protein sequences within the body.

              One of our prior TCR therapeutic candidates, designed to target a MAGE-A3 cancer-specific peptide, recognized another unrelated peptide from a protein called TITIN, expressed within normal cardiac and other muscle tissues in patients. As a result of this cross-reactivity to the TITIN protein in the heart, two patients died during our MAGE-A3 clinical program, the program was put on pause, then formally placed on hold by the FDA, after which we abandoned the program. We subsequently developed a preclinical safety testing program that identifies potential cross-reactivity risks that has not yet been used for our existing TCR therapeutic candidates, and accordingly, there may be gaps or other problems detected in the testing program at a later date. Even with the use of this testing program, there can be no guarantee that the FDA will permit us to begin clinical trials of any additional TCR therapeutic candidates or that other off-target cross-reactivity will not be identified or present in any patient group. Failure to develop an effective preclinical safety testing program will prevent or delay clinical trials of any TCR therapeutic candidate. Detection of any cross-reactivity will halt or delay any ongoing clinical trials for any TCR therapeutic candidate and prevent or delay regulatory approval. Given that the underlying technology platform, manufacturing process and development process is the same for all of our TCR therapies, issues pertaining to cross-reactivity for one TCR therapeutic candidate may impact our ability to obtain regulatory approval for other TCR therapeutic candidates undergoing development and clinical trials, which would significantly harm our business, prospects, financial condition and results of operations.

              Cross-reactivity or allo-reactivity (binding to peptides presented on other Human Leukocyte Antigen, or HLA, types) could also occur where the affinity-enhanced engineered TCR resulting from administration of our TCR therapeutic candidate binds to peptides presented by HLAs other than the HLA type for which the relevant TCR was developed. We have also developed a preclinical screening process to identify allo-reactivity risk and have identified such allo-reactivity for one rare allele in the case of our MAGE A10 TCR therapeutic candidate. Any allo-reactivity or other cross-reactivity that impacts patient safety could materially impact our ability to advance our TCR therapeutic candidates into clinical trials or to proceed to market approval and commercialization. In addition, there is no guarantee that exclusion of patients with the allo-reactive allele will successfully eliminate the risk of allo-reactivity, and serious side effects for patients may still exist. Given that the underlying technology platform, manufacturing process and development process are the same for all of our TCR therapeutic candidates, issues pertaining to allo-reactivity for one TCR therapeutic candidate may impact our ability to obtain regulatory approval for other TCR therapeutic candidates undergoing development and clinical trials, which would significantly harm our business, prospects, financial condition and results of operations.

Our T-cell therapy, which is a type of cell therapy that uses gene therapy technology, represents a novel approach to cancer treatment that could result in heightened regulatory scrutiny, delays in clinical development, or delays in or our inability to achieve regulatory approval or commercialization of our TCR therapeutic candidates.

              Use of our TCR therapeutic candidates to treat a patient requires the use of gene therapy technology, which involves combining the patient's T cells with our lentiviral delivery vector containing the gene for our affinity-enhanced engineered TCR. This is a novel treatment approach that carries inherent development risks. We are therefore constantly evaluating and adapting our TCR therapeutic candidates following the results obtained during development work and the clinical programs. Further development, characterization and evaluation may be required, depending on the results obtained, in particular where such results suggest any potential safety risk for patients. The need to develop further assays, or to modify in any way the protocols related to our TCR therapeutic candidates to improve safety or effectiveness, may delay the clinical program, regulatory approval or commercialization, if approved at all, of any TCR therapeutic candidate. Consequently, this may have a material impact on our ability to receive milestone payments and/or generate revenues from our TCR therapeutic candidates.

              In addition, given the novelty of our TCR therapeutic candidates, the end users and medical personnel require a substantial amount of education and training in their administration of our TCR therapeutic candidates. Regulatory authorities have very limited experience with commercial engineered cell therapies and TCR therapeutic candidates for the treatment of cancer. As a result, regulators may be more risk adverse or require substantial dialogue and education as part of the normal regulatory approval process for each stage of development of any TCR therapeutic candidate. To date, no gene therapy products have been approved in the United States and only one has been approved in the European Union under exceptional circumstances. Consequently, it is difficult to predict and evaluate what additional regulatory hurdles may apply to the development of our TCR therapeutic candidates and whether additional investment, time or resources will be required to overcome any such hurdles.

              Additionally, because our technology involves the genetic modification of patient cells ex-vivo using a viral vector, we are subject to many of the challenges and risks of gene therapy, including the following challenges:

  •
  Regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. To date, no products that involve the genetic modification of patient cells have been approved in the United States and only one has been approved in the European Union, or EU.

  •
  Random gene insertion associated with retrovirus-mediated genetically modified products, known as insertional oncogenesis, could lead to lymphoma, leukemia or other cancers, or other aberrantly functioning cells. Insertional oncogenesis was seen in early gene therapy studies conducted outside of the United States in 2003. In those studies, insertional oncogenesis resulted in patients developing leukemia following treatment with the relevant gene therapy, with one patient dying. As a result of the data from those studies, the FDA temporarily halted gene therapy trials in the United States. The previous trials involved modification of stem cells rather than T cells and utilized a murine gamma-retroviral vector rather than a lentiviral vector. We cannot guarantee that insertional oncogenesis resulting from administration of our TCR therapeutic candidates will not occur.

  •
  Although our viral vectors are not able to replicate, there may be a risk with the use of retroviral or lentiviral vectors that they could undergo recombination and lead to new or reactivated pathogenic strains of virus or other infectious diseases.

  •
  There is the potential for delayed adverse events following exposure to gene therapy products due to persistent biological activity of the genetic material or other components of products used to carry the genetic material. In part for this reason, the FDA recommends a 15-year follow-up observation period for all surviving patients who receive treatment using gene therapies in clinical trials. We may need to adopt such an observation period for our therapeutic candidates; however, the FDA does not require that the tracking be complete prior to its review of the Biologics License Application, or BLA.

  •
  Clinical trials using genetically modified cells conducted at institutions that receive funding for recombinant DNA research from the U.S. National Institutes of Health, or NIH, are subject to review by the NIH Office of Biotechnology Activities' Recombinant DNA Advisory Committee, or RAC. Although the FDA decides whether individual protocols may proceed, the RAC review process can delay or impede the initiation of a clinical trial, even if the FDA has reviewed the study and approved its initiation.

              If adverse events of the type described above were to occur, further advancement of our clinical trials could be halted or delayed, which would have a material adverse effect on our business and operations. In addition, heightened regulatory scrutiny of gene therapy product candidates may result in delays and increased costs in bringing a product candidate to market, if at all. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate revenue in the future.

T-cell therapy is a novel approach to cancer treatment that creates significant increased risk in terms of side-effect profile, ability to satisfy regulatory requirements associated with clinical trials and the long-term viability of administered TCR therapeutic candidates.

              Development of a pharmaceutical or biologic therapy or product has inherent risks based on differences in patient population and responses to therapy and treatment. The mechanism of action and impact on other systems and tissues within the human body following administration of our TCR therapeutic candidate is not completely understood, which means that we cannot predict the long-term effects of treatment with our TCR therapeutic candidates.

              We are aware that certain patients do not respond to our TCR therapeutic candidates and that other patients may relapse or cease to present the peptide being targeted by such TCR therapeutic candidates. The percentage of the patient population in which these events may occur is unknown, but the inability of patients to respond and the possibility of relapse may impact our ability to conduct clinical trials, to obtain regulatory approvals, if at all, and to successfully commercialize any TCR therapeutic candidate.

              Our clinical trials are still in the early stages, and it is difficult to predict the results that will be obtained in ongoing clinical trials or the next phase or phases of any clinical program. There is a significant risk at each stage that serious adverse events or low efficacy, as well as less favorable safety profiles, will prevent our TCR therapeutic candidates from proceeding further. Events that have been reported in more than 15% of patients and considered at least possibly related to our NY-ESO TCR therapeutic candidate include diarrhea, rash, fever, fatigue, disturbed liver function tests, nausea and anemia. Our NY-ESO TCR therapeutic candidate itself has been well tolerated with relatively few related adverse events above grade 3. Several events have been classified as serious adverse events. Related serious adverse events occuring in more than one patient include neutropenia, pyrexia, Cytokine-Release Syndrome, Graft Versus Host Disease and dehydration. Graft Versus Host Disease, which impacts the gastrointestinal tract, has only been reported in our myeloma transplant study involving auto-SCT. We have also seen a suspected unexpected serious adverse reaction of grade 4 supraventricular tachycardia, or SVT, in one patient.

              The utility of our TCR therapeutic candidates may depend on persistence and potency of the modified T cells within a patient's body following administration of our TCR therapeutic candidate. The duration of persistence and the factors affecting such persistence and potency are not completely understood which presents an additional risk to the ongoing development and use of our TCR therapeutic candidates.

              Because administration of our TCR therapeutic candidates is patient-specific, the process requires careful handling of patient-specific products and fail-safe tracking, namely the need to ensure that the tracking process is without error and that patient samples are tracked from patient removal, through manufacturing and re-administration to the same patient. It is difficult to predict the investment in appropriate mechanisms and systems that will be required to ensure such fail-safe tracking and there is always a risk of a failure in any such system. Inability to develop or adopt an acceptable fail-safe tracking methodology and handling regime may delay or prevent us from receiving regulatory approval.

Validation of our TCR therapeutic candidates requires access to human samples but there is no guarantee that such samples can be obtained or, if they can be obtained, that the terms under which they are provided will be favorable to us.

              Certain of the steps involved in validating and carrying out safety testing in relation to our TCR therapeutic candidates require access to samples (e.g., tissues samples or cell samples) from third parties. Such samples may be obtained from universities or research institutions and will often be provided, subject to satisfaction of certain terms and conditions. There can be no guarantee that we will be able to obtain samples in sufficient quantities to enable development of and use of the full preclinical safety testing program for all TCR therapeutic candidates undergoing development. In addition, the terms under which such samples are available may not be acceptable to us or may restrict our use of any generated results or require us to make payments to the third parties.

Our TCR therapeutic candidates and their application are not fully scientifically understood and are still undergoing validation and investigation.

              Our TCR therapeutic candidates and their potential associated risks are still under investigation. For example, there is a potential risk that, given that the TCR chains are produced separately and then assembled within patient T cells into full TCRs, the TCR chains from both transduced and naturally occurring T cells could be assembled into an unintended end TCR due to mis-pairing of TCR chains, which could create unknown recognition and cross-reactivity problems within patients. Although this phenomenon has not been reported in humans, it remains a theoretical risk for our TCR therapeutic candidates and is still being studied and investigated. This could delay regulatory approval, if any, for the relevant TCR therapeutic candidates. To the extent that any mis-pairing of TCR chains is identified, either in our or our competitors' clinical trials, additional investment may be required in order to modify relevant TCR therapeutic candidates and to further assess and validate the risk of such mis-pairing to patients. There is also no guarantee that following modification of the relevant TCR therapeutic candidate, such modified TCR therapeutic candidate will remain suitable for patient treatment, that it will eliminate the risk of mis-pairing of TCR chains or that regulatory approval will be obtained at all or on a timely basis in relation to such modified TCR therapeutic candidates. The occurrence of such events could significantly harm our business, prospects, financial condition and results of operations.

We may not be able to identify and validate additional target peptides or isolate and develop affinity-enhanced TCRs that are suitable for validation and further development.

              The success of our TCR therapeutic candidates depends on both the identification of target peptides presented on cancer cells, which can be bound by TCRs, and isolation and affinity enhancement of TCRs, which can be used to treat patients if regulatory approval is obtained. There is an inherent risk that the number of target peptides that can be identified and/or our ability to develop and isolate suitable TCRs for affinity enhancement could be significantly lower than projected or that no additional TCR therapeutic candidates suitable for further development can be identified. Any failure to identify and validate further target peptides will reduce the number of potential TCR therapeutic candidates that we can successfully develop, which in turn will reduce the commercial opportunities available to us and increase our reliance on our NY-ESO TCR therapeutic candidate.

              In addition, there is no guarantee that our attempts to develop further TCR therapeutic candidates will result in candidates for which the safety and efficacy profiles enable progression to and through preclinical testing. Failure to identify further candidates for progression into preclinical testing and clinical programs will significantly impact our commercial returns, increase our reliance on the success of our existing NY-ESO and MAGE A-10 TCR therapeutic candidate programs and may significantly harm our business, prospects, financial condition and results of operations. If resources become limited or if we fail to identify suitable target peptides, naturally occurring TCRs or affinity-enhanced TCRs, our ability to submit INDs for further TCR therapeutic candidates may be delayed or never realized, which would have a materially adverse effect on our business.

We may encounter substantial delays in our clinical trials or may not be able to conduct our trials on the timelines we expect.

              Conduct of clinical trials is dependent on finding clinical sites prepared to carry out the relevant clinical trials, recruitment of patients both in terms of number and type of patients and general performance of the relevant clinical site. It is difficult to predict how quickly we will be able to recruit suitable patients, find suitable sites, begin clinical programs and administer our TCR therapeutic candidates.

              In addition, our clinical trials will compete with other clinical trials for TCR therapeutic candidates that are in the same therapeutic areas as our TCR therapeutic candidates, which will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators is limited, we currently, and expect to continue to, conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because our TCR therapeutic candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their physicians may opt to use conventional therapies, such as chemotherapy and hematopoietic cell transplantation, rather than enrollment in any of our current or future clinical trials.

              Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our TCR therapeutic candidates.

We may not be able to develop or obtain approval for the analytical assays and companion diagnostics required for commercialization of our TCR therapeutic candidates.

              Administration of our TCR therapeutic candidates requires the use of an immuno-chemistry screening assay in which patients are screened for the presence of the cancer peptide targeted by our

TCR therapeutic candidates. This assay requires the identification of suitable antibodies which can be used to identify the presence of the relevant target cancer peptide.

              If safe and effective use of a biologic product depends on an in vitro diagnostic, such as a test to detect patients with HLA type A2, then the FDA generally requires approval or clearance of the diagnostic, known as a companion diagnostic, concurrently with approval of the therapeutic product. To date, the FDA has generally required in vitro companion diagnostics intended to select the patients who will respond to cancer treatment to obtain a pre-market approval, or PMA, which can take up to several years, for that diagnostic simultaneously with approval of the biologic product.

              We expect that, for our NY-ESO TCR therapeutic candidate, the FDA and similar regulatory authorities outside of the United States will require the development and regulatory approval of a companion diagnostic assay as a condition to approval. We also expect that the FDA may require PMA supplemental approvals for use of that same companion diagnostic as a condition of approval of additional TCR therapeutic candidates. We do not have experience or capabilities in developing or commercializing these companion diagnostics and plan to rely in large part on third parties to perform these functions. Companion diagnostic assays are subject to regulation by the FDA and similar regulatory authorities outside of the United States as medical devices and require separate regulatory approval prior to the use of such diagnostic assays with our TCR therapeutic candidates.

              If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostic assays for use with our TCR therapeutic candidates, or are unable to obtain regulatory approval or experience delays in either development or obtaining regulatory approval, we may be unable to identify patients with the specific profile targeted by our TCR therapeutic candidates for enrollment in our clinical trials. Accordingly, further investment may be required to further develop or obtain the required regulatory approval for the relevant companion diagnostic assay, which would delay or substantially impact our ability to conduct further clinical trials or obtain regulatory approval.

Manufacturing and administering our TCR therapeutic candidates is complex and we may encounter difficulties in production, particularly with respect to process development or scaling up of our manufacturing capabilities. If we encounter such difficulties, our ability to provide supply of our TCR therapeutic candidates for clinical trials or for commercial purposes could be delayed or stopped.

              The process of manufacturing and administering our TCR therapeutic candidates is complex and highly regulated. The manufacture of our TCR therapeutic candidates involves complex processes, including manufacture of a lentiviral delivery vector containing the gene for our affinity-enhanced engineered TCR. Administration of our TCR therapeutic candidates includes harvesting white blood cells from the patient, isolating certain T cells from the white blood cells, combining patient T cells with our lentiviral delivery vector through a process known as transduction, expanding the transduced T cells to obtain the desired dose, and ultimately infusing the modified T cells back into the patient's body. As a result of the complexities, our manufacturing and supply costs are likely to be higher than those at more traditional manufacturing processes and the manufacturing process is less reliable and more difficult to reproduce. Our manufacturing process is and will be susceptible to product loss or failure due to logistical issues, including manufacturing issues associated with the differences in patients' white blood cells, interruptions in the manufacturing process, contamination, equipment or reagent failure, supplier error and variability in TCR therapeutic candidate and patient characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions.

              If for any reason we lose a patient's white blood cells or such material gets contaminated or later processing steps fail at any point, the manufacturing process of the TCR therapeutic candidate for that patient will need to be completely restarted and the resulting delay may adversely affect that patient's outcome. If microbial, viral or other contaminations are discovered in our TCR therapeutic candidates or in the manufacturing facilities in which our TCR therapeutic candidates are made or administered, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

              As our TCR therapeutic candidates progress through preclinical programs and clinical trials towards approval and commercialization, it is expected that various aspects of the manufacturing and administration process will be altered in an effort to optimize processes and results. We have already identified some improvements to our manufacturing and administration processes, but these changes may not achieve the intended objectives, and could cause our TCR therapeutic candidates to perform differently and affect the results of planned clinical trials or other future clinical trials. In addition, such changes may require amendments to be made to regulatory applications which may further delay the timeframes under which modified manufacturing processes can be used for any TCR therapeutic candidate. For example, we are planning to make changes to the manufacturing process for cell products and vector material used in our NY-ESO TCR therapeutic candidate for which we are likely to need to conduct small clinical trials to gather safety data for each of the different indications for which larger clinical trials are planned. We intend to add an additional cohort of patients receiving our NY-ESO TCR therapeutic candidate manufactured with the new process to our ongoing Phase 1/2 clinical trials in synovial sarcoma to gather such safety data. If our NY-ESO TCR therapeutic candidate manufactured under the new process has a worse safety or efficacy profile than the prior investigational product, we may need to re-evaluate the use of that manufacturing process, which could significantly delay or even terminate the progress of our clinical trials.

              Developing a commercially viable process is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, increased costs, potential problems with process scale-out, process reproducibility, stability issues, lot consistency, and timely availability of reagents or raw materials. We may ultimately be unable to reduce the expenses associated with our TCR therapeutic candidates to levels that will allow us to achieve a profitable return on investment.

              We are in the process of developing and transferring new processes to facilitate such manufacture into third-party contract suppliers. Such process scale-up and transfer will require a demonstration of comparability between the product used in clinical trials and the potential commercial product manufactured by the new process at the new facility. If we are unable to demonstrate that our commercial scale product is comparable to the product used in clinical trials, we may not receive regulatory approval for that product without additional clinical trials. We cannot guarantee that we will be able to make the required modifications within currently anticipated timeframes or that such modifications, when made, will obtain regulatory approval or that the new processes or modified processes will successfully be transferred to the third party contract suppliers within currently anticipated timeframes. Any delay or failure in obtaining approval will impact our ability to commercialize and obtain marketing approval for our TCR therapeutic candidates. Such failure may also impact our collaboration with GSK and result in GSK not exercising options or not developing any of our additional TCR therapeutic candidates. Even if we are successful, our manufacturing capabilities could be affected by increased costs, unexpected delays, equipment failures, labor shortages, natural disasters, power failures and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy, which in turn could have a material adverse effect on our business. We have insurance to cover certain business interruption events, particularly research and development expenditure (capped at approximately £10 million) and committed costs (capped at £250,000). However, because our level of insurance is capped, it may be insufficient to fully compensate us if any of these events were to occur in the future.

Our manufacturing process needs to comply with FDA regulations and foreign regulations relating to the quality and reliability of such processes. Any failure to comply with relevant regulations could result in delays in or termination of our clinical programs and suspension or withdrawal of any regulatory approvals.

              In order to commercially produce our products, we will need to comply with the FDA's cGMP regulations and guidelines. We may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. We are subject to inspections by the FDA and comparable agencies in other jurisdictions to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of our TCR therapeutic candidates as a result of a failure of our facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair our ability to develop and commercialize our TCR therapeutic candidates, including leading to significant delays in the availability of our TCR therapeutic candidates for our clinical trials or the termination of or suspension of a clinical trial, or the delay or prevention of a filing or approval of marketing applications for our TCR therapeutic candidates. Significant non-compliance could also result in the imposition of sanctions, including warning or untitled letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for our TCR therapeutic candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage our reputation and our business.

The outcome of clinical trials is uncertain and our clinical trials may fail to demonstrate adequately the safety and efficacy of any of our TCR therapeutic candidates which would prevent or delay regulatory approval and commercialization.

              There is a risk in any clinical trial that side effects from our TCR therapeutic candidates will require a hold on, or termination of, our clinical programs or further adjustments to our clinical programs in order to progress our TCR therapeutic candidate. Our TCR therapeutic candidates are novel and unproven and regulators will therefore require evidence that the TCR therapeutic candidates are safe before permitting clinical trials to commence and evidence that the TCR therapeutic candidates are safe and effective before granting any regulatory approval. In particular, because our TCR therapeutic candidates are subject to regulation as biological products, we will need to demonstrate that they are safe, pure and potent for use in each target indication. The TCR therapeutic candidate must demonstrate an acceptable risk versus benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for product licensure will vary depending on these factors and may include not only the ability to show tumor shrinkage, but also adequate duration of response, a delay in the progression of the disease and/or an improvement in survival. For example, response rates from the use of our TCR therapeutic candidates will not be sufficient to obtain regulatory approval unless we can also show an adequate duration of response.

              Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Success in preclinical programs and early clinical trials does not ensure that later clinical trials will be successful. Moreover, the results of preclinical programs and early clinical trials of our TCR therapeutic candidates may not be predictive of the results of later-stage clinical trials. To date, we have only obtained interim results from Phase 1/2 clinical trials that are uncontrolled, involve small sample sizes and are of shorter duration than would be required for regulatory approval. There may be other reasons why our early clinical trials are not predictive of later clinical trials. In addition, the results of trials in one set of patients or line of treatment may not be predictive of those obtained in another and protocols may need to be revised based on unexpected early results. For example, in our ovarian cancer trial with our NY-ESO TCR therapeutic candidate, the first patient treated experienced a grade 3 Cytokine-Release

Syndrome at day seven post-infusion, concomitant with a significant proliferation of the engineered T cells that constituted about 100% of the peripheral blood at day 14. This level of Cytokine-Release Syndrome had not been seen in previous results from trials using our NY-ESO TCR therapeutic candidate. The patient's tumor markers were also falling during this time. To manage the Cytokine-Release Syndrome, the patient was treated with high dose steroids that abrogated the engineered T-cell function. The protocol was then modified to allow for use of the anti-IL6R antibody, tocilizumab, for treatment of Cytokine-Release Syndrome in future patients, which has been shown to control Cytokine-Release Syndrome without abrogating the anti-tumor response. We expect there may be greater variability in results for our TCR therapeutic candidates which are administered on a patient-by-patient basis than for "off-the-shelf" products, like many other biologics. There is typically an extremely high rate of attrition from the failure of TCR therapeutic candidates proceeding through clinical trials. TCR therapeutic candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical programs and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most biologic candidates that begin clinical trials are never approved by regulatory authorities for commercialization. We cannot therefore guarantee that we will be successful in obtaining the required efficacy and safety profile from the performance of any of our clinical programs.

              In addition, even if such trials are successfully completed, we cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as we do. Accordingly, more trials may be required before we can submit our TCR therapeutic candidate for regulatory approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our TCR therapeutic candidates. We cannot predict whether any of our TCR therapeutic candidates will satisfy regulatory requirements at all or for indications in which such TCR therapeutic candidates are currently being evaluated as part of any clinical programs.

We have limited experience conducting clinical trials which may cause a delay in any clinical program and in the obtaining of regulatory approvals.

              Although we have recruited a team that has significant experience with clinical trials, as a company we have limited experience in conducting clinical trials and no experience in conducting clinical trials through to regulatory approval of any TCR therapeutic candidate. In part because of this lack of experience, we cannot be certain that planned clinical trials will begin or be completed on time, if at all. Large-scale trials would require significant additional financial and management resources, and reliance on third-party clinical investigators, contract research organizations, or CROs, or consultants. Relying on third-party clinical investigators or CROs may force us to encounter delays that are outside of our control.

Our TCR therapeutic candidates may have undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential or otherwise result in significant negative consequences.

              Where any TCR therapeutic candidate has undesirable side effects, regulatory approval for such therapeutic may be delayed or suspended, or alternatively may be restricted to particular disease indications or states that are more limited than desirable. This could result in the failure of our products reaching the market or a reduction in the patient population for which any TCR therapeutic candidate can be used. Events that have been reported in more than 15% of patients and considered at least possibly related to our NY-ESO TCR therapeutic candidate include diarrhea, rash, fever, fatigue, disturbed liver function tests, nausea and anemia. Our NY-ESO TCR therapeutic candidate itself has been well tolerated with relatively few related adverse events above grade 3. Several events have been classified as serious adverse events and include neutropenia, pyrexia, Cytokine-Release Syndrome, Graft Versus Host Disease and dehydration. Graft Versus Host Disease, which impacts the gastrointestinal tract, has only been reported in our myeloma transplant study involving auto-SCT. We have also seen a suspected unexpected serious adverse reaction of grade 4 SVT in one patient.

              Any unacceptable toxicities arising in ongoing clinical programs could result in suspension or termination of those clinical programs. Any suspension or termination will affect other TCR therapeutic candidates and thereby impact our ability to recognize any product revenues. Any side effects may also result in the need to perform additional trials, which will delay regulatory approval for such TCR therapeutic candidate, if at all, and require additional resources and financial investment to bring the relevant TCR therapeutic candidate to market.

              In addition, the impact of TCR therapeutic candidates may vary from patient to patient and this may affect the number of patients who can be successfully treated with our TCR therapeutic candidates. Depending on the nature of the indication, certain patients may need to be excluded from treatment, which could also impact our ability to recruit patients to utilize such therapies or to recruit patients to conduct clinical trials in general for our TCR therapeutic candidates.

Clinical trials are expensive, time-consuming and difficult to implement.

              Clinical trials, depending on the stage, can be costly as well as difficult to implement and define, particularly with technologies that are not tried and tested, such as our TCR therapeutic candidates. These factors can lead to a longer clinical development timeline and regulatory approval process, including a requirement to conduct further or more complex clinical trials in order to obtain regulatory approval. Regulatory authorities may disagree with the design of any clinical program, and designing an acceptable program could lead to increased timeframes for obtaining of approvals, if any. In addition, progression of clinical trials depends the on ability to recruit suitable patients to those trials and delay in recruiting will impact the timeframes of such clinical trials and as a result the timeframes for obtaining regulatory approval, if any, for the relevant TCR therapeutic candidates.

              In particular, eligible patients must be screened for the target peptide and HLA type, which may reduce the number of patients who can be recruited for any clinical program. The ability to administer our TCR therapeutic candidates to patients in accordance with set protocols for the clinical trials and the results obtained depends on patient participation for the duration of the clinical trial, which many of these patients are unable to do because of their late-stage cancer and low or limited life expectancy.

              Although the initial results in our clinical trials to date may suggest a promising tolerability profile, these results may not be indicative of results obtained in later and larger clinical trials. Long-term follow-up of patients from earlier trials may also result in detection of additional side effects or identification of other safety issues. There is no guarantee of success in any clinical trial and there is a very high attrition rate for pharmaceutical or biological compounds entering clinical trials. Any side effects or negative safety issues identified at any stage of clinical development will require additional investigation and assessment which can result in additional costs and resource requirements that could delay or potentially terminate our clinical trials.

We may face difficulty in enrolling patients in our clinical trials.

              We may find it difficult to enroll patients in our clinical trials. For example, in our Phase 1/2 melanoma trial with our NY-ESO TCR therapeutic candidate, there was a delay in enrollment as a result of competition from other emerging therapies. Identifying and qualifying patients, including testing of patients for appropriate target peptides or HLA type, to participate in clinical trials of our TCR therapeutic candidates are critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our TCR therapeutic candidates. If patients are unwilling to participate in our trials because of negative publicity from adverse events or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed or prevented. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology or termination of the clinical trials altogether. We may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve sufficient diversity in a given trial in order to complete our clinical trials in a timely manner. Patient enrollment is affected by factors including:

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  eligibility criteria for the trial in question, in particular, presenting the correct HLA type and target antigen;

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  severity of the disease under investigation;

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  design of the trial protocol;

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  size of the patient population;

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  perceived risks and benefits of the TCR therapeutic candidate under trial;

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  novelty of the TCR therapeutic candidate and acceptance by oncologists;

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  proximity and availability of clinical trial sites for prospective patients;

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  availability of competing therapies and clinical trials;

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  efforts to facilitate timely enrollment in clinical trials;

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  patient referral practices of physicians; and

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  ability to monitor patients adequately during and after treatment.

              If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which would have an adverse effect on our business.

Our TCR therapeutic candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

              The enactment of the Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as "interchangeable" based on its similarity to an existing reference product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product is approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA and as a result, its ultimate impact, implementation and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

              We believe that if our NY-ESO TCR therapeutic candidate is approved as a biological product under a BLA it should qualify for the 12-year period of exclusivity. However, there is a risk that the FDA will not consider our NY-ESO TCR therapeutic candidate or any additional TCR therapeutic candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Additionally, this period of regulatory exclusivity does not apply to companies pursuing regulatory approval via their own traditional BLA, rather than via the abbreviated pathway. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

              Foreign countries also have abbreviated regulatory pathways for biosimilars and hence even where the FDA does not approve a biosimilar biologic, a biosimilar could be approved using an abbreviated regulatory pathway in other markets where our TCR therapeutic candidates are approved and marketed.

Risks Related to Government Regulation

The FDA regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our TCR therapeutic candidates.

              We have not previously submitted a BLA to the FDA, or similar approval submissions to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish the TCR therapeutic candidate's safety and effectiveness for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing and controls for the product. We expect the novel nature of our TCR therapeutic candidates to create additional challenges in obtaining regulatory approval, if at all. For example, the FDA has limited experience with commercial development of T-cell therapies for cancer. Accordingly, the regulatory approval pathway for our TCR therapeutic candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained.

              We could also encounter delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our TCR therapeutic candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, the Institutional Review Boards, or IRBs, for the institutions in which such trials are being conducted, the Data Monitoring Committee for such trial, or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a TCR therapeutic candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience termination of, or delays in the completion of, any clinical trial of our TCR therapeutic candidates, the commercial prospects for our TCR therapeutic candidates will be harmed, and our ability to generate product revenue will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow our product development and approval process and jeopardize our ability to commence product sales and generate revenue.

              GSK may also experience similar difficulties in conducting future clinical trials of licensed TCR therapeutic candidates. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may ultimately lead to the denial of regulatory approval of our TCR therapeutic candidates.

The FDA regulatory process can be difficult to predict, in particular whether for example accelerated approval processes are available or further unanticipated clinical trials are required will depend on the data obtained in our ongoing clinical trials.

              The regulatory approval process and the amount of time it takes us to obtain regulatory approvals for our TCR therapeutic candidates will depend on the data that are obtained in our ongoing clinical trials and in one or more future registrational or pivotal clinical trials. We may attempt to seek approval on a per indication basis for our TCR therapeutic candidates on the basis of a single pivotal trial. While the FDA requires in most cases two adequate and well-controlled pivotal clinical trials to demonstrate the efficacy of a product candidate, a single pivotal trial with other confirmatory evidence may be sufficient in rare instances where the trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible. Depending on the data we obtain, the FDA or other regulatory authorities may require additional clinical trials to be carried out or further patients to be treated prior to the granting of any regulatory approval for marketing of our TCR therapeutic candidates. It is difficult for us to predict with such a novel technology exactly what will be required by the regulatory authorities in order to take our TCR therapeutic candidates to market or the timeframes under which the relevant regulatory approvals can be obtained.

              In addition, depending on the data that are obtained by us in our current and future clinical trials, we may seek breakthrough therapy or fast track designation or accelerated approval from the FDA for our TCR therapeutic candidates and equivalent accelerated approval procedures in other countries. However, given the novel nature of our TCR therapeutic candidates, it is difficult for us to predict or guarantee whether the FDA or other regulatory authorities will approve such requests or what further clinical or other data may be required to support an application for such accelerated approval procedures.

              The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the TCR therapeutic candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA and foreign regulatory authorities also have substantial discretion in the drug and biologics approval process. The number and types of preclinical programs and clinical trials that will be required for regulatory approval varies depending on the TCR therapeutic candidate, the disease or condition that the TCR therapeutic candidate is designed to address, and the regulations applicable to any particular TCR therapeutic candidate. Approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a TCR therapeutic candidate's clinical development and may vary among jurisdictions, and there may be varying interpretations of data obtained from preclinical programs or clinical trials, either of which may cause delays or limitations in the approval or the decision not to approve an application. In addition, approval of our TCR therapeutic candidates could be delayed or refused for many reasons, including the following:

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  the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

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  we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that our TCR therapeutic candidates are safe and effective for any of their proposed indications;

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  the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

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  we may be unable to demonstrate that our TCR therapeutic candidates' clinical and other benefits outweigh their safety risks;

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  the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical programs or clinical trials;

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  the data collected from clinical trials of our TCR therapeutic candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

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  our manufacturing processes or facilities or those of the third-party manufacturers with which we may not be adequate to support approval of our TCR therapeutic candidates; and

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  the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

              It is possible that none of our TCR therapeutic candidates will ever obtain the appropriate regulatory approvals necessary to commercialize the TCR therapeutics. Any delay in obtaining, or failure to obtain, required approvals would materially adversely affect our ability to generate revenue from the particular TCR therapeutic candidate, which would result in significant harm to our business.

Obtaining and maintaining regulatory approval of our TCR therapeutic candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our TCR therapeutic candidates in other jurisdictions.

              Obtaining and maintaining regulatory approval of our TCR therapeutic candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a TCR therapeutic candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the TCR therapeutic candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical programs or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a TCR therapeutic candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our TCR therapeutic candidates is also subject to approval.

              We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of TCR therapeutic candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our TCR therapeutic candidates in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our TCR therapeutic candidates will be harmed.

We plan to seek breakthrough therapy or fast track designations and may pursue accelerated approval for some or all of our current TCR therapeutic candidates, but we may be unable to obtain such designations or, obtain or maintain the benefits associated with such designations.

              We may seek breakthrough therapy or fast track designations for our TCR therapeutic candidates in the United States or equivalent regulations elsewhere in the world. In 2012, the FDA established a breakthrough therapy designation which is intended to expedite the development and review of products that treat serious or life-threatening diseases when "preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development." The designation of a TCR therapeutic candidate as a breakthrough therapy provides potential benefits that include more frequent meetings with the FDA to discuss the development plan for the TCR therapeutic candidate and ensure collection of appropriate data needed to support approval; more frequent written correspondence from the FDA about things such as the design of the proposed clinical trials and use of biomarkers; intensive guidance on an efficient drug development program, beginning as early as Phase 1; organizational commitment involving senior managers; and eligibility for rolling review and priority review.

              Breakthrough therapy designation does not change the standards for product approval. We intend to seek breakthrough therapy designation for some or all of our TCR therapeutic candidates, but there can be no assurance that we will receive breakthrough therapy designation. Additionally, other treatments from competing companies may obtain the designations and impact our ability to develop and commercialize our TCR therapeutic candidates, which may adversely impact our business, financial condition or results of operation.

              We may also seek fast track designation. If a drug or biologic candidate is intended for the treatment of a serious or life-threatening condition or disease and the drug demonstrates the potential to address unmet medical needs for the condition, the sponsor may apply for fast track designation. Under the fast track program, the sponsor of a new drug or biologic candidate may request that the FDA designate the candidate for a specific indication as a fast track drug or biologic concurrent with, or after, the submission of the IND for the candidate. The FDA must determine if the drug or biologic candidate qualifies for fast track designation within 60 days of receipt of the sponsor's request. Even if we do apply for and receive fast track designation, we may not experience a faster development, review or approval process compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

              We may also seek accelerated approval for products that have obtained fast track designation. Under the FDA's fast track and accelerated approval programs, the FDA may approve a drug or biologic for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. For drugs granted accelerated approval, post-marketing confirmatory trials have been required to describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. These confirmatory trials must be completed with due diligence. Moreover, the FDA may withdraw approval of our TCR therapeutic candidate or indication approved under the accelerated approval pathway if, for example,

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  the trial or trials required to verify the predicted clinical benefit of our TCR therapeutic candidate fail to verify such benefit or do not demonstrate sufficient clinical benefit to justify the risks associated with the drug;

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  other evidence demonstrates that our TCR therapeutic candidate is not shown to be safe or effective under the conditions of use;

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  we fail to conduct any required post approval trial of our TCR therapeutic candidate with due diligence; or

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  we disseminate false or misleading promotional materials relating to the relevant TCR therapeutic candidate.

Even if we receive regulatory approval of our TCR therapeutic candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense as well as significant penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our TCR therapeutic candidates.

              Any regulatory approvals that we receive for our TCR therapeutic candidates will require surveillance to monitor the safety and efficacy of the TCR therapeutic candidate. The FDA may also require a risk evaluation and mitigation strategy in order to approve our TCR therapeutic candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our TCR therapeutic candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our TCR therapeutic candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration and listing, as well as continued compliance with cGMPs and current good clinical practices, or cGCPs, for any clinical trials that we conduct post-approval. We and our contract manufacturers will be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs. We must also comply with requirements concerning advertising and promotion for any TCR therapeutic candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs, including biologics, are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved labeling. Thus, we will not be able to promote any TCR therapeutic candidates we develop for indications or uses for which they are not approved. Later discovery of previously unknown problems with our TCR therapeutic candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

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  restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

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  restrictions on such products' manufacturing processes;

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  restrictions on the marketing of a product;

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  restrictions on product distribution;

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  requirements to conduct post-marketing clinical trials;

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  untitled or warning letters;

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  withdrawal of the products from the market;

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  refusal to approve pending applications or supplements to approved applications that we submit;

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  recall of products;

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  fines, restitution or disgorgement of profits or revenue;

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  suspension or withdrawal of regulatory approvals;

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  refusal to permit the import or export of our products;

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  product seizure;

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  injunctions;

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  imposition of civil penalties; or

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  criminal prosecution.

              The FDA's and other regulatory authorities' policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our TCR therapeutic candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

              In addition, if following a pivotal clinical trial we were able to obtain accelerated approval of our NY-ESO TCR therapeutic candidate, the FDA will require us to conduct a confirmatory trial or trials to verify the predicted clinical benefit and additional safety studies. The results from the confirmatory trial or trials may not support the clinical benefit, which would result in the approval being withdrawn.

We may seek a conditional marketing authorization in Europe for some or all of our current TCR therapeutic candidates, but we may not be able to obtain or maintain such designation.

              As part of its marketing authorization process, the European Medicines Agency, or EMA, may grant marketing authorizations for certain categories of medicinal products on the basis of less complete data than is normally required, when doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use, or CHMP, to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization. This may apply to medicinal products for human use that fall under the jurisdiction of the EMA, including those that aim at the treatment, the prevention, or the medical diagnosis of seriously debilitating diseases or life-threatening diseases and those designated as orphan medicinal products.

              A conditional marketing authorization may be granted when the CHMP finds that, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, all the following requirements are met:

  •
  the risk-benefit balance of the medicinal product is positive;

  •
  it is likely that the applicant will be in a position to provide the comprehensive clinical data;

  •
  unmet medical needs will be fulfilled; and

  •
  the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required.

              The granting of a conditional marketing authorization is restricted to situations in which only the clinical part of the application is not yet fully complete. Incomplete preclinical or quality data may only be accepted if duly justified and only in the case of a product intended to be used in emergency situations in response to public-health threats. Conditional marketing authorizations are valid for one year, on a renewable basis. The holder will be required to complete ongoing trials or to conduct new trials with a view to confirming that the benefit-risk balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data.

              Granting a conditional marketing authorization allows medicines to reach patients with unmet medical needs earlier than might otherwise be the case and will ensure that additional data on a product are generated, submitted, assessed and acted upon. Although we may seek a conditional marketing authorization for one or more of our TCR therapeutic candidates by the EMA, the EMA or

CHMP may ultimately not agree that the requirements for such conditional marketing authorization have been satisfied and hence delay the commercialization of our TCR therapeutic candidates.

We may not be able to obtain or maintain orphan drug exclusivity for our TCR therapeutic candidates.

              Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs or biologics for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States.

              Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug for that time period. The applicable period is seven years in the United States and 10 years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

              Some of our TCR therapeutic candidates may be eligible for orphan drug designation. In the United States, under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition. Such diseases and conditions are those that affect fewer than 200,000 individuals in the United States or, if they affect more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for these types of diseases or conditions will be recovered from sales of the product. If the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by that agency. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, but it can lead to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages in-lieu of R&D tax credits and user-fee waivers. If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug marketing exclusivity for a period of seven years. Orphan drug marketing exclusivity generally prevents the FDA from approving another application, including a full BLA, to market the same drug for the same indication for seven years, except in limited circumstances, including if the FDA concludes that the later drug is clinically superior to the approved drug. A drug is clinically superior if it is safer, more effective or makes a major contribution to patient care. Orphan drug marketing exclusivity rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. There can be no assurance that any TCR therapeutic candidate will be eligible for orphan drug designation in the United States or in other jurisdictions or that it will obtain orphan drug marketing exclusivity upon approval. Inability to obtain orphan drug designation for a specific TCR therapeutic candidate in the future would prevent us from taking advantage of the financial benefits associated with orphan drug designation and would preclude us from obtain marketing exclusivity upon approval, if any. Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve another drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Any failure by us to comply with existing regulations could harm our reputation and operating results.

              The production of our TCR therapeutic candidates is highly regulated and subject to constant inspection. The regulatory environment may also change from time to time. Any failure to comply with regulatory requirements, whether in the United States or in other countries in which our TCR therapeutic candidates are supplied, may result in investigation by regulatory authorities, suspension of regulatory authorizations and, as a result, suspension of clinical programs or ability to supply any of our TCR therapeutic candidates and potentially significant fines or other penalties being imposed in relation to any breach. Any failure may also harm our reputation and impact our ability going forward to obtain regulatory approvals for other TCR therapeutic candidates or require us to undertake additional organizational changes to minimize the risk of further breach.

Our research and development activities utilize hazardous, radioactive and biological materials. Should such materials cause injury or be used other than in accordance with applicable laws and regulations, we may be liable for damages.

              We use radioactive, hazardous and biological reagents and materials in our research and development at our U.K. site. We have obtained the appropriate certification required for the use of these reagents but our use is subject to compliance with applicable laws and there is a risk that should any third party or employee suffer injury or damage from radioactive, hazardous or biological reagents that we may incur liability or obligations to compensate such third parties or employees. We have employers liability insurance capped at £10.0 million per occurrence and public liability insurance capped at £3.0 million per occurrence, however, these amounts may be insufficient to compensate us if these events actually occur in the future.

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.

              Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010, or Bribery Act, the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose actions, if non-compliant, could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

              We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, anti-money laundering laws, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws.

              However, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by U.K., U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

If we are found in violation of federal or state "fraud and abuse" or other health care laws, we may be required to pay a penalty and/or be suspended from participation in federal or state health care programs, which may adversely affect our business, financial condition and results of operations.

              After we obtain marketing approval for our products in the United States, if any, we will be subject to various federal and state health care "fraud and abuse" and other health care laws. Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Accordingly, arrangements with third-party payors, existing or potential customers and referral sources are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers market, sell and distribute the products for which they obtain marketing approval.

              Such restrictions under applicable federal and state healthcare laws and regulations include the following:

  •
  the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or kind, in exchange for, or to induce, either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers on the other. Cases have been brought under false claims laws alleging that off-label promotion of pharmaceutical products or the provision of kickbacks has resulted in the submission of false claims to governmental health care programs. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Healthcare Reform Act, amended the intent requirement of the federal Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. Under federal government regulations, some arrangements, known as safe harbors, are deemed not to violate the federal Anti-Kickback Statute and analogous state law requirements;

  •
  the federal False Claims Act or FCA, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent. Federal Anti-Kickback Statute violations and certain marketing practices, including off-label promotion, also may implicate the FCA. In addition, private individuals have the ability to bring actions on behalf of the government under the federal False Claims Act and under the false claims laws of several states;

  •
  federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

  •
  the federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members. The CMS publishes the reported data in a searchable form on an annual basis;

  •
  The Health Insurance Portability and Accountability Act of 1996 (HIPAA) imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

  •
  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information; and

  •
  state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to: items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance issued by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. California and a few other states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals. In addition, several states impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties.

              Neither the government nor the courts have provided definitive guidance on the application of fraud and abuse laws to our business. Law enforcement authorities are increasingly focused on enforcing these laws. Although we seek to structure our business arrangements in compliance with all applicable requirements, these laws are broadly written, and it is often difficult to determine precisely how the law will be applied in specific circumstances. Accordingly, and it is possible that, once we begin marketing our product(s) some of our practices may be challenged under these laws. While we intend to structure our business arrangements to comply with these laws, it is possible that the government could allege violations of, or convict us of violating, these laws. Violation of any of the laws described above or any other governmental laws and regulations may result in penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of operations, the exclusion from participation in federal and state healthcare programs and imprisonment. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly for manufacturers of branded prescription products. Additionally, if we are found in violation of one or more of these laws our business, results of operations and financial condition may be adversely affected.

Our current cash projections include reliance on the ability to obtain certain tax credits and the operation of certain tax regimes with in the United Kingdom. Should these cease to be available, this could impact our ongoing requirement for investment and the timeframes within which additional investment is required.

              As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium sized companies, whereby our principal research subsidiary company, Adaptimmune Limited, is able to surrender the trading losses that arise from its research and development activities for a payable tax credit of up to 32.6% of eligible research and development expenditures (scheduled to increase to 33.4% of eligible research and development expenditures beginning April 1, 2015). Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Subcontracted research expenditures are eligible for a cash rebate of up to 21.2% (which is expected to increase to 21.7% beginning April 1, 2015). The majority of our pipeline research, clinical trials management and manufacturing development activities, all of which are being carried out by Adaptimmune Limited, are eligible for inclusion within these tax credit cash rebate claims.

              We may not be able to claim such research and development tax credits on research and development expenditures in relation to the GSK collaboration and licensing agreement because they may be considered as subsidized expenditures. We may not be able to continue to claim research and development tax credits in the future as we become a public company because we may no longer qualify as a small or medium sized company.

              We may also benefit in the future from the United Kingdom's "patent box" regime, which would allow certain profits attributable to revenues from patented products to be taxed at a rate that over time will be reduced to 10%. As we have many different patents covering our products, future upfront fees, milestone fees, product revenues, and royalties could be taxed at this favorably low tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the United Kingdom research and development tax credit regime or the "patent box" regime, or we are unable to qualify for such advantageous tax legislation, our business, results of operations and financial condition may be adversely affected.

Risks Related to the Commercialization of Our TCR Therapeutic Candidates

The market opportunities for our TCR therapeutic candidates may be limited to those patients who have failed prior treatments.

              Initial approval of new cancer therapies may be limited to what is referred to as third-line use. Third-line treatment is the third type of treatment following initial, or first-line, treatment and second-line treatment, which is given when first-line treatment does not work or ceases working. However, cancer therapies may be used from the point at which cancer is detected in its early stages (first line) onward. Whenever the first-line therapy fails or the process is unsuccessful, second-line therapy may be administered, such as additional rounds of chemotherapy, radiation and antibody drugs or a combination of these treatments. If second-line therapies fail, patients are generally given the opportunity to receive third-line therapies, which tend to be more novel therapies. Our current clinical trials generally require that patients have received chemotherapy prior to enrollment. Depending upon the outcome of our current trials. we may conduct future clinical trials using our TCR therapeutic candidates for first-line therapy, but there can be no guarantee that clinical trials will be approved or that if approved such trials will lead to regulatory approval. If our TCR therapeutic candidates only receive third-line or second-line approval, the patient population to which we can supply our TCR therapeutic candidates will be significantly reduced, which may limit our commercial opportunities.

              Our estimates of the patient population that may be treated by our TCR therapeutic candidates is based on published information. This information may not be accurate in relation to our TCR therapeutic candidates and our estimates of potential patient populations could therefore be much higher than those that are actually available or possible for commercialization.

              In addition, these estimates are based on assumptions about the number of eligible patients which have the peptide and HLA type targeted by our TCR therapeutic candidates. Different patient populations will present different peptides according to their specific HLA type. HLA types vary across the patient population and, due to this variability, any therapy will initially only be suitable for treatment of patients expressing the particular HLA type presenting the relevant peptide. For example, approximately 50% of the U.S. Caucasian population expresses HLA A2, which contains the peptide used in our NY-ESO TCR therapeutic candidate program. Our current TCR therapeutic candidates have been developed for patients with HLA A2 which may reduce the size of the patient population that can be treated unless we develop and receive regulatory approval for TCR therapeutic candidates approved for additional HLA peptides.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our TCR therapeutic candidates, we may not be able to generate product revenue.

              As an organization, we have never marketed or supplied commercial pharmaceutical or biologic products or therapies. We do not currently have a dedicated sales force and will need to grow and develop the sales function and associated support network if we are to supply TCR therapeutic candidates on a commercial basis. As our TCR therapeutic candidates proceed through clinical programs, we intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources, and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train, and retain marketing and sales personnel. This process may result in additional delays in bringing our TCR product candidate to market or in certain cases require us to enter into alliances with third parties in order to do so. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or even if we are able to do so, that they will result in effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties, and our revenue from TCR therapeutic candidate sales may be lower than if we had commercialized our TCR therapeutic candidates ourselves. We also face significant competition in our search for third parties to assist us with the sales and marketing efforts of our TCR therapeutic candidates. Such competition may also result in delay or inability to supply TCR therapeutic candidates to particular countries or territories in the world which in turn will restrict the revenue that can be obtained from any TCR therapeutic candidate. Any inability on our part to develop in-house sales and commercial distribution capabilities or to establish and maintain relationships with third-party collaborators that can successfully commercialize any TCR therapeutic candidate in the United States or elsewhere will have a materially adverse effect on our business and results of operations.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our TCR therapeutic candidates.

              We face an inherent risk of product liability as a result of the clinical testing of our TCR therapeutic candidates and will face an even greater risk upon any commercialization. For example, we may be sued if any of our TCR therapeutic candidates causes or is perceived to cause injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our TCR therapeutic candidate. Even a successful defense would require significant financial and management resources and, regardless of the merits or eventual outcome, liability claims may result in:

  •
  decreased demand for our TCR therapeutic candidates;

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  injury to our reputation;

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  withdrawal of clinical trial participants;

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  initiation of investigations by regulators;

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  costs to defend the related litigation;

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  a diversion of management's time and our resources;

  •
  substantial monetary awards to trial participants or patients;

  •
  product recalls, withdrawals or labeling, marketing or promotional restrictions;

  •
  loss of revenue;

  •
  exhaustion of any available insurance and our capital resources;

  •
  the inability to commercialize TCR therapeutic candidate; and

  •
  a decline in our share price.

              Our inability to obtain sufficient product liability insurance at an acceptable price to protect against potential product liability claims could also prevent or inhibit the commercialization of our TCR therapeutic candidates. We currently hold £15.0 million in clinical trial insurance coverage in the aggregate per year, with a per incident limit of £3.0 million. We also hold products and services liability insurance capped at £3.0 million in the aggregate and public liability insurance capped at £3.0 million per occurrence. These levels may not be adequate to cover all liabilities that we may incur. We may also need to increase our insurance coverage as we expand the scope of our clinical trials and commercialize any of our product TCR therapeutic candidates. In addition, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Even if we obtain regulatory approval of our TCR therapeutic candidates, they may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community.

              The use of engineered T cells as a potential cancer treatment is a recent development and may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers and others in the medical community. Additional factors will influence whether our TCR therapeutic candidates are accepted in the market, including:

  •
  the clinical indications for which our TCR therapeutic candidates are approved;

  •
  physicians, hospitals, cancer treatment centers and patients considering our TCR therapeutic candidates as a safe and effective treatment;

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  the potential and perceived advantages of our TCR therapeutic candidates over alternative treatments;

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  the prevalence and severity of any side effects;

  •
  product labeling or prescribing information requirements of the FDA or other regulatory authorities;

  •
  limitations or warnings contained in the labeling approved by the FDA;

  •
  the timing of market introduction of our TCR therapeutic candidates as well as competitive products;

  •
  the cost of treatment in relation to alternative treatments;

  •
  the availability of coverage, adequate reimbursement and pricing by third-party payors and government authorities;

  •
  the willingness of patients to pay for our TCR therapeutic candidate on an out-of-pocket basis in the absence of coverage by third-party payors and government authorities;

  •
  relative convenience and ease of administration as compared to alternative treatments and competitive therapies; and

  •
  the effectiveness of our sales and marketing efforts.

              In addition, although we are not utilizing embryonic stem cells or replication competent vectors, adverse publicity due to the ethical and social controversies surrounding the therapeutic use of such technologies, and reported side effects from any clinical trials using these technologies or the failure of such trials to demonstrate that these therapies are safe and effective may limit market acceptance of our TCR therapeutic candidates. If our TCR therapeutic candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals, cancer treatment centers or others in the medical community, we will not be able to generate significant revenue.

              Even if our TCR therapeutic candidates achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our TCR therapeutic candidates, are more cost effective or render our TCR therapeutic candidates obsolete.

Coverage and reimbursement may be limited or unavailable in certain market segments for our TCR therapeutic candidates, which could make it difficult for us to sell our TCR therapeutic candidates profitably.

              Successful sales of our TCR therapeutic candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors. In addition, because our TCR therapeutic candidates represent new approaches to the treatment of cancer, we cannot accurately estimate the potential revenue from our TCR therapeutic candidates.

              Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Obtaining coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance.

              Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor's determination that use of a product is:

  •
  a covered benefit under its health plan;

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  safe, effective and medically necessary;

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  appropriate for the specific patient;

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  cost-effective; and

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  neither experimental nor investigational.

              Obtaining coverage and reimbursement approval of a TCR therapeutic candidate from a government or other third-party payor is a time-consuming and costly process will likely could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. Even if we obtain coverage for a given TCR therapeutic candidate, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Patients are unlikely to use our TCR therapeutic candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our TCR therapeutic candidates.

              In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our TCR therapeutic candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

              We intend to seek approval to market our TCR therapeutic candidates in both the United States and in selected jurisdictions. If we obtain approval in one or more foreign jurisdictions for our TCR therapeutic candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the EU, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a TCR therapeutic candidate. In addition, market acceptance and sales of our TCR therapeutic candidates will depend significantly on the availability of coverage and adequate reimbursement from third-party payors for our TCR therapeutic candidates and may be affected by existing and future health care reform measures.

              Third-party payors, whether domestic or foreign, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, the recently enacted U.S. Healthcare Reform Act and its implementing regulations, among other things, revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs and certain biologics, including our TCR therapeutic candidates, under the Medicaid Drug Rebate Program are calculated, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government's comparative effectiveness research.

              Other legislative changes have been proposed and adopted in the United States since the Healthcare Reform Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to two percent per fiscal year, which went into effect on April 1, 2013 and will remain in effect until 2024, unless additional congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

              There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

  •
  the demand for our TCR therapeutic candidates, if we obtain regulatory approval;

  •
  our ability to set a price that we believe is fair for our TCR therapeutic candidates;

  •
  our ability to generate revenue and achieve or maintain profitability;

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  the level of taxes that we are required to pay; and

  •
  the availability of capital.

              Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

Risks Related to Our Reliance Upon Third Parties

We rely heavily on GSK for our NY-ESO TCR therapeutic candidate clinical program, which may also effect other TCR therapeutic candidates.

              Our ability to commercialize our NY-ESO TCR therapeutic candidate and our other TCR therapeutic candidates depends heavily on the ongoing collaboration with GSK and payments made by GSK to us upon achievement of specified milestones. GSK has the right to nominate four target programs in addition to the NY-ESO TCR therapeutic candidate program under the collaboration arrangements. We have no control over whether GSK will elect to progress additional targets under the collaboration arrangements and therefore trigger additional investment from GSK in our TCR therapeutic candidates. If GSK does not elect to do so, we may require additional capital or investment or need to enter into alternative strategic alliances. In addition, GSK has a right to terminate the collaboration and license agreement or any specific license under the collaboration and license agreement for any reason on provision of sixty days' notice. Termination may impact not only our requirement for additional investment or capital but also the timeframes within which current clinical programs can be performed and the development of a suitable commercial-scale manufacturing process for any of our TCR therapeutic candidates. In addition, GSK has an option to obtain an exclusive worldwide license to our NY-ESO TCR therapeutic candidate program, which is exercisable during specified time periods. If the option is exercised, GSK will assume full responsibility for our NY-ESO TCR therapeutic candidate program.

              The current development plan or any future development plan agreed upon between GSK and us may be unsuccessful or fail to result in candidate therapies that are feasible for further development or commercialization. There is therefore no guarantee that any payments due on commercialization of products under the agreement between GSK and us will be due or payable by GSK at any time or on the timeframes currently expected. In addition, milestone payments may not be paid where any development plan is terminated prior to completion for lack of feasibility or lack of identification of any suitable candidates that meet the required criteria for progression to the next stage of development.

              In addition, the development plan agreed upon with GSK and any future development plans will be subject to change as a result of risks inherent with the development of any pharmaceutical, biological or gene therapy product. Changes to the development plan may impact the timing and extent of milestone payments made by GSK to us.

              GSK has the ability to influence or control certain decisions relating to the development of therapies covered by our collaboration and license agreement with GSK. This ability could result in delays to the clinical programs covered by the collaboration or changes to the scope of those clinical programs, including the disease indications relevant to such clinical programs. Under the agreement, we are also prohibited from independently developing or commercializing therapies directed at the targets subject to outstanding options granted to GSK. In addition, GSK may have competing internal or commercial interests including its independent collaboration with Immunocore and the opt-in rights that Novartis has over GSK's current and future oncology pipeline, any of which could impact our collaboration or the ability of GSK to take any clinical programs forward to the next stage, following the exercise of their option. The relationship with GSK could also result in disputes arising between us and GSK which could result in costly arbitration or litigation and could impact the ongoing clinical programs or progress of such clinical programs. All intellectual property rights arising from the performance of the collaboration and license agreement will be jointly owned apart from intellectual property rights that we solely create. Both GSK and we have freedom to use jointly owned intellectual property rights.

              Further development of our TCR therapeutic candidates is also dependent on the work currently planned to be carried out under the agreement with GSK and any delay in such work or termination by GSK of any development program or agreement, may result in substantial delays in the development of our TCR therapeutic candidates and ability to bring our TCR therapeutic candidates to market. Such termination or delays may also result in the need for further investment to replace revenue expected to be earned under the GSK collaboration and license agreement.

              The GSK collaboration programs relate to specific TCR therapeutic candidates directed to nominated targets. Should any of these programs not be successful or resulting clinical programs show a lack of efficacy or problems with safety, tolerability or durability of response, GSK may decide not to proceed further with such collaboration programs and our ability to obtain other partners for further development of such candidates or of new TCR therapeutic candidates could be significantly compromised.

We rely heavily on Thermo Fisher Scientific Inc., or ThermoFisher, and the technology that we license from them.

              The ability to use the ThermoFisher Dynabeads® CD3/CD28 technology to isolate, activate and expand T cells is important to our ongoing ability to offer TCR therapeutic candidates. In December 2012, we entered into a series of license and sub-license agreements with Life Technologies Corporation (now part of Thermo Fisher Scientific Inc.), or ThermoFisher. These agreements provide us with a field-based exclusive license under certain intellectual property rights owned or controlled by ThermoFisher in relation to the methods of use of the ThermoFisher Dynabeads® CD3/CD28 technology to isolate, activate and expand T-cells and enable transfection of the T-cells with any TCR genes to manufacture our TCR products and use and sell those TCR products to treat cancer, infectious disease and/or autoimmune disease. We also have a field-based exclusive sub-license under certain other patents which cover the method of use of the Dynabeads® CD3/CD28 and are controlled by ThermoFisher under a head-license from the University of Michigan, the United States Navy and the Dana-Farber Cancer Institute.

              We have a research supply agreement for the Dynabeads® CD3/CD28 CTS, which currently runs for a period of three years from June 2013. We are in process of negotiating a new supply agreement; however there is no certainty that a re-negotiation will be possible on commercially acceptable terms, which could impact the supply of TCR therapeutic candidates for clinical trials and require us to obtain additional regulatory approval. It is anticipated that under such new agreement, ThermoFisher will develop to our technical and regulatory specifications a Dynabeads® product that will be exclusively purchased by us and exclusively supplied by ThermoFisher in our field of use.

              ThermoFisher has the right to terminate for material breach or insolvency. If ThermoFisher terminates the exclusive license, sub-license and supply agreements or otherwise refuses to supply the Dynabeads® product, we will have to seek an alternative source of the beads or develop an alternative process methodology to enable supply of our TCR therapeutic candidates. An alternative source may be difficult to find or more expensive, which may delay timeframes either for clinical programs or ultimately commercial supply of our TCR therapeutic candidates. A requirement to identify an alternative source may also require a change in our regulatory application or additional regulatory testing to ensure that any alternative source is comparable and does not present any additional risk which could also result in our program experiencing delays and increased costs.

              The sub-license agreement, in addition to having the same relevant exclusivity scope and field-based restrictions and many of the terms are equivalent to those set out in the main license agreement with ThermoFisher also includes additional requirements that any manufacture of engineered TCR products for sale in the United States must occur in the United States and reserve rights for the United States government to use the technology in accordance with 35 U.S.C. § 200 et seq. and for the University of Michigan and Dana-Farber Cancer Institute to use the technology for non-commercial research purposes.

We rely on third parties to manufacture and supply our TCR therapeutic candidates, and we may have to rely on third parties to produce and process our TCR therapeutic candidates, if approved.

              We currently rely on outside contract manufacturing organizations ("CMOs") to manufacture, supply and process our TCR therapeutic candidates. If one or more of these CMOs become unable or unwilling to continue to manufacture our engineered TCR therapeutic candidates in the future, we may be forced to find an alternative third-party manufacturer, which we may not be able to do on commercially reasonable terms, if at all. Failure to identify a suitable alternative manufacturer could impact our business, financial condition or results of operations.

              We rely on a limited number of third-party manufacturers for clinical trial product supplies, and if we are unable to develop our own commercial manufacturing facility for any commercial product supplies, we will be exposed to the following risks:

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  We may be unable to contract with manufacturers on commercially acceptable terms or at all because the number of potential manufacturers is limited and the FDA, EMA and other comparable foreign regulators must approve any replacement manufacturer, which would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, and develop substantially equivalent processes for, production of our TCR therapeutic candidates after receipt of any applicable regulatory approval.

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  Our third-party manufacturers might be unable to timely formulate and manufacture our TCR therapeutic candidates or produce the quantity and quality required to meet our clinical trial and commercial needs, if any.

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  Contract manufacturers may not be able to execute our manufacturing procedures appropriately.

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  Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our TCR therapeutic candidates.

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  Manufacturers are subject to ongoing periodic unannounced inspection by the FDA, EMA, and other comparable foreign regulators and corresponding state agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards. Although we do not have day-to-day control over third-party manufacturers' compliance with these regulations and standards, we are responsible for ensuring compliance with such regulations and standards.

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  We may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our TCR therapeutic candidates.

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  Our third-party manufacturers could breach or terminate their agreement with us.

              Our contract manufacturers are also subject to the same risks we face in developing our own manufacturing capabilities, as described above. Each of these risks could delay our clinical trials, the approval, if any, of our TCR therapeutic candidates by the FDA or the commercialization of our TCR therapeutic candidates or result in higher costs or deprive us of potential product revenue. In addition, we will rely on third parties to perform release tests on our TCR therapeutic candidates prior to delivery to patients. If these tests are not appropriately performed and test data are not reliable, patients could be put at risk of serious harm. We do have insurance to cover certain costs and expenses related to business interruption capped at £3.0 million in the aggregate.

We have a shared development history with Immunocore Limited, or Immunocore, and as a result are reliant on resources and other support from Immunocore, which if not present could result in delays in our ability to progress new TCR therapeutic candidates to market.

              Our TCR technology was originally developed by Avidex, and was subsequently acquired by Medigene in 2006. We were formed as a new, separate company and licensed our TCR technology for T-cell therapy from Medigene in July 2008. Immunocore was subsequently formed as a new separate company and licensed its TCR technology for soluble TCRs from Medigene later in 2008 to develop soluble TCR proteins. Immunocore currently owns approximately 7.6% of the equity interests in Adaptimmune. All of our ordinary shareholders and their affiliates with the exception of Dr. Tayton-Martin also hold shares of Immunocore. These ordinary shareholders and their affiliates own 97.1% of the equity interests in Immunocore and Immunocore and its shareholders and their affiliates own 51.1% of the equity interests in Adaptimmune. Until March 2014, our Chief Executive Officer, or CEO, was also the CEO of Immunocore and he is currently on the board of Immunocore. In addition, two of our directors, Ian Laing and Jonathan Knowles also serve on the board of Immunocore and two of our greater than 5% shareholders, Nicholas Cross and George Robinson, are significant shareholders in, and are directors of, Immunocore. Our scientific co-founder, Bent Jakobsen, is also an employee of Immunocore.

              Both Adaptimmune and Immunocore focus on technologies that are based on TCR therapies. Each company focuses on distinct applications of, and utilizes different, TCRs. Immunocore uses soluble TCRs whereas Adaptimmune uses cellular TCR therapeutic candidates. Both soluble TCRs and Adaptimmune's TCR therapeutic candidates rely on the engineering of TCRs to create affinity-enhanced TCRs. In Adaptimmune's case, once the engineered affinity-enhanced TCR has been generated, the gene encoding that engineered TCR is transduced into patient T cells. With soluble TCRs, there is no transduction. For soluble TCRs, the engineered affinity-enhanced TCRs are combined with an antibody fragment, anti-CD3, and it is this combined TCR/anti-CD3 candidate that is then used to treat patients directly. The combined candidates are called ImmTACs. As a result, the end therapeutic candidates being developed by each company are different in terms of end structure, affinity, require different manufacturing and administration routes and are likely to have different properties in patients. For example, ImmTACs are not anticipated to persist beyond a few hours in a patient following administration, whereas Adaptimmune's TCR therapeutics have been shown to persist in patients for several months or more; ImmTACs are likely to require higher amounts of target peptide to be present and hence Adaptimmune's TCR therapeutics may address cancer cells with lower levels of antigen; ImmTACs rely on activating the patient's existing T cells through an anti-CD3-CD3 interaction, whereas Adaptimune's TCR therapeutic candidates activate T cells through direct binding to the target peptide and this results in a different mechanism of action being seen in in vitro tests.

              Notwithstanding the differences between Immunocore's and Adaptimmune's end products, there is a risk that both companies could potentially develop products or therapies that target the same peptide and are directly competitive and/or address the same indications and patient populations. For example, both companies could develop therapeutic candidates to the same peptide target and hence have a product addressing the same patient populations in the same way as any other competing technology. In addition, both Immunocore and Adaptimmune have entered into collaboration agreements with GSK, which could decide over time to devote greater time and resources to Immunocore at the expense of Adaptimmune.

              We have a collaboration agreement with Immunocore regarding target identification and T-cell cloning which provides joint access to all currently identified peptide targets and use of Immunocore employees in conducting such identification. We are in the process of implementing our own T-cell cloning capabilities and plan to implement target identification, but will continue to identify targets jointly with Immunocore through our target collaboration agreement. However, there is a risk that Immunocore could refuse to provide such services on an ongoing basis or alternatively, be unable to provide such services. This may result in delay or termination of our planned research and development activities, which could have a material impact on our ability to develop or bring additional TCR therapeutic candidates to market. In addition, under the terms of the target collaboration agreement, Immunocore may terminate such agreement for any reason with six months notice and it is very unlikely that we could find a suitable replacement and would therefore have to develop these capabilities ourselves, which might take a long time and may delay our planned research and development activities.

              Under the terms of the target collaboration agreement, we also share a database of identified targets with Immunocore which has resulted from our joint target identification efforts. The contents of this target database are highly confidential and if disclosed to a third party, either as a result of a breach of the confidentiality terms between us and Immunocore or through a change of control in Immunocore, our business could be adversely impacted. If Immunocore is acquired, restructured or otherwise subject to a change of control or otherwise becomes insolvent or lacks liquidity, we could become associated with a third party and the working relationship between the two companies could be compromised. In any of these circumstances, Immunocore may cease cooperating with us or refuse or be unable to provide planned resources which could have a material adverse effect on our business.

              In addition, many of the patents relating to our underlying core technology in TCR engineering, are co-owned by us and Immunocore pursuant to an assignment and license agreement. Under this agreement, each of Immunocore and Adaptimmune utilize the jointly owned patents and know-how, with Adaptimmune focused on the treatment of patients with engineered TCR therapeutic candidates and Immunocore focused on the treatment of patients with soluble TCRs. Under the agreement, each of Immunocore and Adaptimmune grants the other an exclusive, royalty-free, irrevocable license, with the right to sub-license, to certain jointly owned patents and know-how. However, there is the potential that Immunocore could develop a soluble TCR product targeting the same cancer target that one of our TCR therapeutic candidates is targeting, and therefore compete directly with us.

              We occupy our corporate headquarters in the United Kingdom, where we conduct most of our operations, including our in-house research and laboratory facilities, under a license to occupy from Immunocore, and are finalizing negotiations for subleases from Immunocore. Under the transitional services agreement, Dr. Bent Jakobsen, a scientific co-founder of both Adaptimmune and Immunocore, will continue to devote time to each company. If our relationship with Immunocore deteriorated, whether as a result of a change at that company or due to external events affecting Immunocore, our relationship with our landlord and our access to Dr. Bent Jakobsen could be adversely affected which could harm our business.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our TCR therapeutic candidates.

              We depend upon independent investigators and collaborators, such as universities, medical institutions, CROs and strategic partners to conduct our preclinical programs and clinical trials under agreements with us. We expect to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to our development timelines and increased costs. We rely heavily on these third parties over the course of our clinical trials, and we do not have day-to-day control of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with applicable protocols and legal, regulatory and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with cGCPs, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for TCR therapeutic candidates in clinical development. Regulatory authorities enforce these cGCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable cGCP regulations and guidelines, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot provide assurances that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the cGCP regulations. In addition, our clinical trials must be conducted with biologic product produced under cGMPs and will require a large number of subjects. Our failure or any failure by these third parties to comply with these regulations or to support BLA for approval of our NY-ESO TCR therapeutic candidate for the treatment of a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

              Any third parties conducting our clinical trials are not and will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical trials and preclinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug or biologic development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of, or successfully commercialize our TCR therapeutic candidates. As a result, our financial results and the commercial prospects for our TCR therapeutic candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

              Switching or adding third parties to conduct our clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays may occur, which can materially impact our ability to meet our timelines for bringing our TCR therapeutic candidates to market, if at all.

We rely on third parties to obtain reagents and raw materials.

              The manufacture of our TCR therapeutic candidates requires access to a number of reagents and other raw materials from third parties. Such third parties may refuse to supply such reagents or other raw materials or alternatively refuse to supply on commercially reasonable terms. There may also be capacity issues at such third-party suppliers that impact our ability to increase production of our TCR therapeutic candidates.

              Some of the materials used in the manufacture and processing of our TCR therapeutic candidates may only be supplied by one or a few vendors, which means that, should those vendors be unable to supply, for whatever reason, our ability to manufacture TCR therapeutic candidates and progress TCR therapeutic candidates through clinical trials could be severely impacted and result in additional delays. Such failure to supply could also impact other supply relationships with other third parties and potentially result in additional payments made in relation to such delays.

Risks Related to Our Intellectual Property

Our TCR therapeutic candidates could be at risk of biosimilar development.

              Expedited routes or abbreviated procedures for obtaining regulatory approval for products aiming to target the same cancer peptide as our TCR therapeutic candidates may be available to third parties, which we cannot control or prevent. For example, third parties could develop affinity-enhanced TCRs binding to the same targets and regulatory authorities may accept that they are interchangeable with our corresponding TCR therapeutic candidates and, as a result, grant regulatory approval for such competing products. Entry into the market of such competing products may impact the price of our TCR therapeutic candidates and the extent of commercialization possible in relation to such TCR therapeutic candidates.

We may be forced to litigate to enforce or defend our intellectual property rights, and/or the intellectual property rights of our licensors.

              We may be forced to litigate to enforce or defend our intellectual property rights against infringement and unauthorized use by competitors, and to protect our trade secrets. In so doing, we may place our intellectual property at risk of being invalidated, held unenforceable, narrowed in scope or otherwise limited. Further, an adverse result in any litigation or defense proceedings may increase the risk of non-issuance of pending applications. In addition, if any licensor fails to enforce or defend its intellectual property rights, this may adversely affect our ability to develop and commercialize our TCR therapeutic candidates and to prevent competitors from making, using, and selling competing products. Any such litigation could be very costly and could distract our management from focusing on operating our business. The existence and/or outcome of any such litigation could harm our business, results of operations and financial condition.

              Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares.

We may not be able to protect our proprietary technology in the marketplace or the cost of doing so may be prohibitive or excessive.

              Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. We rely upon a combination of patents, trade secret protection (i.e., know-how), and confidentiality agreements to protect the intellectual property of our TCR therapeutic candidates. The scope and validity of patents in the pharmaceutical field involve complex legal and scientific questions and can be uncertain. Where appropriate, we seek patent protection for certain aspects of our TCR therapeutic candidates and technology. Filing, prosecuting and defending patents throughout the world would be prohibitively expensive, so our policy is to patent technology in jurisdictions with significant commercial opportunities. However, patent protection may not be available for some of the TCR therapeutic candidates or technology we are developing. If we must spend significant time and money protecting or enforcing our patents, designing around patents held by others or licensing, potentially for large fees, patents or other proprietary rights held by others, our business results of operations and financial condition may be harmed. We may not develop additional proprietary products that are patentable.

              Many companies have encountered significant problems in protecting and enforcing intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property rights, particularly those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

              In addition, patents have a limited lifespan. In most countries, including the United States, the standard expiration of a patent is 20 years from the effective filing date. Various extensions of patent term may be available in particular countries, however in all circumstances the life of a patent, and the protection it affords, has a limited term. If we encounter delays in obtaining regulatory approvals, the period of time during which we could market a product under patent protection could be reduced. We expect to seek extensions of patent terms where these are available in any countries where we are prosecuting patents. Such possible extensions include those permitted under the Drug Price Competition and Patent Term Restoration Act of 1984 in the United States, which permits a patent term extension of up to five years to cover an FDA-approved product. The actual length of the extension will depend on the amount of patent term lost while the product was in clinical trials. However, the applicable authorities, including the FDA in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and non-clinical data, and then may be able to launch their product earlier than might otherwise be the case.

              Any loss of, or failure to obtain, patent protection could have a material adverse impact on our business. We may be unable to prevent competitors from entering the market with products that are similar to or the same as our TCR therapeutic candidates.

              Further given that our technology relates to the field of genetic engineering, political pressure or ethical decisions may result in a change to the scope of patent claims for which we may be eligible. Different patent offices throughout the world may adopt different procedures and guidelines in relation to what is and is not patentable and as a result different protection could be obtained in different areas of the world which may impact our ability to maximize commercialization of our technology.

              We may also incur increased expenses and cost in relation to the filing and prosecution of patent applications where third parties choose to challenge the scope or oppose the grant of any patent application or, following grant, seek to limit or invalidate any patent. Any increased prosecution or defense required in relation to such patents and patent applications entails increased cost and resource commitment to the business and may result in patents and patent applications being abandoned, invalidated or narrowed in scope.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

              We rely on trade secrets to protect our proprietary know-how and technological advances, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. We rely, in part, on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain trade secret protection, or failure to adequately protect our intellectual property, could enable competitors to develop generic products or use our proprietary information to develop other products that compete with our TCR therapeutic candidates or have additional, material adverse effects upon our business, results of operations and financial condition.

              In addition, we provide samples to third parties under material transfer agreements, including to research institutions or other organizations that we cannot control. There is a risk that such third parties could disclose details of those samples or carry out further research in relation to provided samples which results in intellectual property rights that block our future freedom to operate, and to which we may not be able to obtain a license on commercially acceptable terms or at all. In addition, provision of samples and our confidential information to such parties could facilitate or assist such parties in development of competing products.

If third parties claim that our activities or products infringe upon their intellectual property, our operations could be adversely affected.

              There is a substantial amount of litigation, both within and outside the United States, involving patents and other intellectual property rights in the pharmaceutical industry. We may, from time to time, be notified of claims that we are infringing upon patents, trademarks, copyrights, or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not, in the future, pursue such infringement claims against us or any third-party proprietary technologies we have licensed. If we were found to infringe upon a patent or other intellectual property right, or if we failed to obtain or renew a license under a patent or other intellectual property right from a third party, or if a third party that we were licensing technologies from was found to infringe upon a patent or other intellectual property rights of another third party, we may be required to pay damages, including triple damages if the infringement is found to be willful, suspend the manufacture of certain TCR therapeutic candidates or reengineer or rebrand our TCR therapeutic candidates, if feasible, or we may be unable to enter certain new product markets. Any such claims could also be expensive and time-consuming to defend and divert management's attention and resources. Our competitive position could suffer as a result. In addition, if we have declined to enter into a valid non-disclosure or assignment agreement for any reason, we may not own an invention or intellectual property rights and may not be adequately protected. Although we have reviewed certain third-party patents and patent filings that we believe may be relevant to our TCR therapeutic candidates, we have not conducted a full freedom-to-operate search or analysis for such TCR therapeutic candidates, and we may not be aware of patents or pending or future patent applications that, if issued, would block us from commercializing our TCR therapeutic candidates. Thus, we cannot guarantee that we can successfully commercialize TCR therapeutic candidates in a way that will not infringe any third party's intellectual property.

Licenses may be required from third parties in relation to any TCR therapeutic candidates offered by us.

              We may identify third-party intellectual property rights that are required to enable the further development, commercialization, manufacture or development of our TCR therapeutic candidates. Licenses to such intellectual property rights may or may not be available on commercial terms that are acceptable to us. As a result we may incur additional license fees for such intellectual property rights, or the cost and expenses to identify an alternative route for commercialization, that does not require the relevant third-party intellectual property rights, or the cost and diversion of resources required to challenge any such third party intellectual property rights.

              We have identified two U.S. patents that have very broad claims relating to TCRs, and we have requested re-examination of one of these U.S. patents to demonstrate the invalidity of these claims. In that re-examination, in a January 29, 2015 Office Action, the USPTO adopted our position and rejected all claims under re-examination as anticipated or obvious, and in a related pending patent application of The Board of Trustees of the University of Illinois, in an August 18, 2014 Office Action, the USPTO also adopted our position and rejected the claims based on our arguments and evidence of our re-examination request. There is a risk that this decision could be appealed successfully which would prevent us from narrowing the scope of the relevant patent and as a result a license may be required.

              We have identified third party European patent applications which relate to high affinity soluble TCR proteins and methods. We have filed third-party observations in relation to one of these third party European patent application. The claims as drafted are broad and as a result could cover soluble TCRs having a specific level of binding and carrying one or more mutations in a complementarity determining region, or CDR, irrespective of the method by which the TCRs are produced. Should these patent application proceed to grant in Europe with claims of such broad scope, we will need to consider filing Opposition proceedings against the grant of the European patents at the European Patent Office and/or filing for revocation of the national patents derived from the European patents before relevant national patent offices and/or courts.

              We have also identified a family of third party patents under which we may require a license in relation to a structural component of our lentiviral vector (cPPT) prior to any commercialization of TCR therapeutic candidates. We believe such licenses are available and we are in discussions to procure a license or freedom to operate under the relevant patent rights.

              We may also require licenses under third-party patents covering certain peptide sequences or the use of those peptides. Such licenses will require payment of sums by us and we cannot guarantee that the terms of such licenses will be available on commercially acceptable terms or at all, which could limit the peptides which can be used by us and the efficacy of the final affinity-enhanced TCRs that we are able to offer.

              Further or other third-party patents and patent applications may be identified from time to time that require prospective action by us to prevent the grant of broad claims. Such prospective action requires time and expense and also impacts on the resources generally available to us.

Where we license certain technology from a third party, the prosecution, maintenance and defense of the patent rights licensed from such third party may be controlled by the third party which may impact the scope of patent protection which will be obtained or enforced.

              Where we license patent rights or technology from a third-party, control of such third-party patent rights may vest in the licensor, particularly where the license is non-exclusive or field restricted. This may mean that we are not able to control or affect the scope of the claims of any relevant third-party patent or have control over any enforcement of such a patent. Where a licensor brings an enforcement action, this could negatively impact our business or result in additional restrictions being imposed on the license we have and the scope of such license, or result in invalidation or limitation of the scope of the licensed patent. In addition, should we wish to enforce the relevant patent rights against a third person, we may be reliant on consent from the relevant licensor or the cooperation of the licensor. The licensor may refuse to bring such action and leave us unable to restrict competitor entry into the market.

Issued patents protecting our TCR therapeutic candidates could be found invalid or unenforceable if challenged in court or at the USPTO.

              If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent protecting one of our TCR therapeutic candidates, the defendant could counterclaim that the patent protecting our TCR therapeutic candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover our TCR therapeutic candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection for our TCR therapeutic candidates. Such a loss of patent protection could have a material adverse impact our business, financial condition and results of operations.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

              As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in the recent case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. While we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents.

Our ability to protect our intellectual property rights in territories outside of the United States may vary and thus affect our ability to obtain revenue from our TCR therapeutic candidates.

              Filing, prosecuting and defending patents on our TCR therapeutic candidates in all countries throughout the world would be prohibitively expensive, and the extent of intellectual property rights may be less extensive than those which can be obtained in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

              Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Employee Matters and Managing Growth

We depend upon our key personnel and our ability to attract and retain employees.

              We are heavily dependent on the ongoing employment and involvement of certain key employees in particular, James Noble, our Chief Executive Officer, Dr. Helen Tayton-Martin, our Chief Operating Officer, and Dr. Gwendolyn Binder-Scholl, who heads our clinical and regulatory development efforts in the United States. We are investigating options for key-man insurance to protect against any unforeseen events affecting such individuals, however our ongoing business is highly dependent on our ability to retain the services of these key personnel. In addition, James Noble and Dr. Helen Tayton-Martin, are in a personal relationship. They are our co-founders, two of our most senior executive officers and are a vital part of our business. If the personal relationship ended or they could otherwise not amicably work with each other, one of them may decide to leave us which would materially harm our business.

              In addition, we anticipate a requirement to expand the personnel available to us very rapidly in order to achieve our planned business activities and aims. Such expansion is dependent on our ability to recruit experienced and suitably trained employees or consultants, and to retain such employees on a long term basis. Our ability to take our existing pipeline of TCR therapeutics and to meet the demands of the GSK collaboration may be compromised or delayed where we are unable to recruit sufficient personnel on a timely basis.

              To induce employees to remain at our company, in addition to salary and cash incentives, we have provided share options that vest over time, with higher awards of share options being made to senior employees. The value to employees of share options that vest over time may be significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with all of our employees, in the United Kingdom, these employment agreements provide for mutual six months' notice periods in the case of Mr. Noble and Dr. Tayton-Martin; mutual three months' notice periods in the case of senior managers and mutual one month notice periods for all other employees. In the United States, these employment agreements provide for at-will employment with the exception of our employment agreement with Dr. Binder-Scholl, which provides for a mutual one month notice period. This means that any of our employees in the United States, except for Dr. Binder-Scholl, could leave our employment at any time, with or without notice. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

We will need to grow the size and capabilities of our organization, and we may experience difficulties in managing this growth.

              As of December 31, 2014, we had 80 full-time equivalent employees. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we must add a significant number of additional managerial, operational, sales, marketing, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:

  •
  identifying, recruiting, integrating, maintaining, and motivating additional employees;

  •
  managing our internal development efforts effectively, including the clinical and FDA review process for our TCR therapeutic candidates, while complying with our contractual obligations to contractors and other third parties; and

  •
  improving our operational, financial and management controls, reporting systems, and procedures.

              Our future financial performance and our ability to commercialize our TCR therapeutic candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

              We also rely on third parties to provide certain of our manufacturing and quality capabilities. See "—Risks Related to Our Reliance Upon Third Parties."

              If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our TCR therapeutic candidates and, accordingly, may not achieve our research, development, and commercialization goals.

We expect to face intense competition, often from companies with greater resources and experience than we have.

              Immunotherapy is an intensely competitive area with many of the large pharmaceutical companies having products and therapies already in clinical trials for cancer indications and autoimmune diseases. The larger resources of these companies may enable them to take therapies all the way through the regulatory process, while we will require additional investment or input from collaborators such as GSK to take our TCR therapeutic candidates through the regulatory process and commercialization. Smaller or early-stage companies may also prove to be significant competitors, particularly if such companies align with pharmaceutical partners and compete for patients. Results obtained by such competitors in clinical trials could also impact our ability to obtain regulatory approval or delay such approval in the event of a safety issue or other negative clinical result associated with similar T-cell or TCR therapeutic candidates.

              In particular, we face competition from chimeric antigen receptor T cell, or CAR-T, technologies from companies such as Novartis AG/University of Pennsylvania, Kite Pharma, Inc./Amgen Inc./National Cancer Institute, bluebird bio, Inc./Celgene Corporation/Baylor College of Medicine, Intrexon Corporation/Ziopharm Oncology, Inc./MD Anderson Cancer Center, Juno Therapeutics, Inc./Fred Hutchinson Cancer Research Center/Memorial Sloan Kettering Cancer Center, Cellectis SA/Pfizer Inc. and Bellicum Pharmaceuticals Inc. In the TCR space, we face competition from Juno Therapeutics, Inc., Kite Pharma, Inc., Medigene AG and Takara Bio, Inc. Kite Pharma has a murine derived TCR product in development targeting NY-ESO-1. Should Kite Pharma or any of our other competitors be successful in advancing a TCR product targeting NY-ESO-1 through development, our ability to develop and advance our NY-ESO TCR therapeutic candidate could be adversely affected. We may also face competition from other non-TCR and non-cell based treatments such as antibody and check point inhibitor therapies offered by companies such as Amgen Inc., AstraZeneca plc, Bristol-Myers Squibb Company, Incyte Corporation, Merck & Co., Inc., and Roche Holding Ltd. Even if we obtain regulatory approval for our TCR therapeutic candidates, we may not be the first to market, which could affect both demand for and price of our TCR therapeutic candidates.

              Although Immunocore is focused on soluble TCRs rather than engineered TCR therapeutic candidates, we could also face competition from Immunocore if it develops or acquires products directed at the same targets or indications as our TCR therapeutic product candidates.

              Moreover, many of our employees have come from a shared background within Immunocore and there is an awareness within Immunocore of certain of our confidential information on the technology platform controlled through confidentiality agreements in employee contracts. This knowledge could be used by Immunocore to facilitate its own developments or to target competitive products against our products placing it in a preferable position as compared to third party competitors.

Failure of our information technology systems could significantly disrupt the operation of our business.

              Our ability to execute our business plan and to comply with regulators' requirements with respect to data control and data integrity, depends, in part, on the continued and uninterrupted performance of our information technology systems and similar systems used by third-party providers that we rely on. These systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our information systems, sustained or repeated system failures or problems arising during the upgrade of any of our information systems that interrupt our ability to generate and maintain data, and in particular to operate our proprietary technology platform, could adversely affect our ability to operate our business. In addition, where disruption to such systems occurs at third-party providers, we may have limited ability to find alternative providers in any required timeframes or at all, and such disruption could significantly affect our ability to proceed with clinical or analytical or development programs.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

              Our operations and those of our third party suppliers and collaborators could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes or other extreme weather conditions, medical epidemics, labor disputes or other business interruptions. While the company has business interruption insurance policies in place which are capped at £3.0 million in the aggregate, any interruption could seriously harm our ability to timely proceed with any clinical programs or to supply TCR therapeutic candidates on a commercial basis or for use in clinical programs.

Risks Related to the ADSs and This Offering

We do not know whether an active, liquid and orderly trading market will develop for our ADSs or what the market price of our ADSs will be and as a result it may be difficult for you to sell your ADSs.

              This offering constitutes the initial public offering of our ADSs, and no public market for the ADSs currently exists. We intend to apply to list the ADSs on Nasdaq, and we expect our ADSs to be quoted on Nasdaq, subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the ADSs on Nasdaq would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs.

              If the ADSs are listed on Nasdaq and quoted on Nasdaq, there can be no assurance that an active trading market for the ADSs will develop or be sustained after this offering is completed. The initial offering price has been determined by negotiations among the lead underwriters and us. Among the factors considered in determining the initial offering price were our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that following this offering the ADSs will trade at a price equal to or greater than the public offering price.

The price of our ADSs may be volatile, and you could lose all or part of your investment.

              The trading price of our ADSs following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this prospectus, these factors include:

  •
  the commencement, enrollment or results of our planned clinical trials;

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  the loss of any of our key scientific or management personnel;

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  announcements of the failure to obtain regulatory approvals or receipt of a complete response letter from the FDA;

  •
  announcements of undesirable restricted labeling indications or patient populations, or changes or delays in regulatory review processes;

  •
  announcements of therapeutic innovations or new products by us or our competitors;

  •
  adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

  •
  changes or developments in laws or regulations applicable to our TCR therapeutic candidates;

  •
  any adverse changes to our relationship with licensors, manufacturers or suppliers;

  •
  the failure of our testing and clinical trials;

  •
  unanticipated safety concerns;

  •
  the failure to retain our existing, or obtain new, collaboration partners;

  •
  announcements concerning our competitors or the pharmaceutical industry in general;

  •
  the achievement of expected product sales and profitability;

  •
  the failure to obtain reimbursements for our TCR therapeutic candidates or price reductions;

  •
  manufacture, supply or distribution shortages;

  •
  actual or anticipated fluctuations in our operating results;

  •
  our cash position;

  •
  changes in financial estimates or recommendations by securities analysts;

  •
  potential acquisitions;

  •
  the trading volume of ADSs on Nasdaq;

  •
  sales of our ADSs or ordinary shares by us, our executive officers and directors or our shareholders in the future;

  •
  general economic and market conditions and overall fluctuations in the U.S. equity markets; and

  •
  changes in accounting principles.

              In addition, the stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our ADSs to decline rapidly and unexpectedly. If the market price of our ADSs after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

Substantial future sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.

              Additional sales of our ordinary shares or ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. Upon completion of this offering, we will have      ordinary shares outstanding (or        ordinary shares if the underwriters exercise in full their option to purchase additional shares). All ADSs sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining        ordinary shares will be available for sale upon the expiration of a lock-up period, which we expect will expire 180 days after the date of this prospectus. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriter for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

              Except as described in this prospectus, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Holders of the ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

              The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

We do not intend to pay dividends on our ordinary shares so any returns will be limited to the value of our ADSs.

              We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the appreciation of their ADSs.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

              Our management will have broad discretion in the application of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of the net proceeds, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. While we expect to use the net proceeds from this offering as set forth in "Use of Proceeds," we are not obligated to do so. The failure by our management to apply these funds effectively could harm our business. If we do not invest or apply the net proceeds in ways that enhance shareholder value, we may fail to achieve expected financial results, which could adversely affect our business, financial condition and results of operations, and cause the price of our ADSs to decline.

As a new investor, you will experience substantial dilution as a result of this offering.

              The public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, if you purchase ADSs in this offering at an assumed public offering price of $      per ADS, which is the midpoint of the price range set forth on the cover of this prospectus, you will incur immediate dilution of $                  per ADS (or $                  per ADS if the underwriters exercise in full their option to purchase additional shares). For further information regarding the dilution resulting from this offering, please see the section entitled "Dilution" in this prospectus. In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon the exercise of outstanding options. This dilution is due to our earlier investors paying substantially less than the assumed initial public offering price when they purchased their ordinary shares.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the price of our ADSs and trading volume could decline.

              The trading market for our ADSs will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few analysts commence research coverage of us, or one or more of the analysts who cover us issues an adverse opinion about our company, the price of our ADSs would likely decline. If one or more of these analysts ceases research coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our ADSs or trading volume to decline.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.

              We are a "foreign private issuer," as defined in the Securities and Exchange Commission's, or SEC, rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

              As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended June 30 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

As a foreign private issuer, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

              We will rely on a provision in Nasdaq's corporate governance rules that allows us to follow English corporate law and the Companies Act 2006 with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

              For example, we are exempt from Nasdaq regulations that require a listed U.S. company to: have a majority of the board of directors consist of independent directors; require non-management directors to meet on a regular basis without management present; and promptly disclose any waivers of the code for directors or executive officers that should address certain specified items.

              In accordance with our Nasdaq listing, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act and Rule 10A-3 of the Exchange Act, both of which are also applicable to Nasdaq-listed U.S. companies. Because we are a foreign private issuer, however, our Audit Committee is not subject to additional Nasdaq requirements applicable to listed U.S. companies, including an affirmative determination that all members of the Audit Committee are "independent," using more stringent criteria than those applicable to us as a foreign private issuer. Furthermore, Nasdaq's corporate governance rules requires listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

              We are an "emerging growth company," as defined in the Jumpstart Our Business Start-ups Act of 2012, or the JOBS Act, and have elected to take advantage of the exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our investors may not have access to certain information they may deem important.

              Our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting as long as we qualify as an "emerging growth company," which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected and may make it more difficult for investors and securities analysts to evaluate our company. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive, there may be a less active trading market for the ADSs, and the price of the ADSs may be more volatile and may decline.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

              Section 404(a) of the Sarbanes-Oxley Act, requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until such time as we are no longer an emerging growth company.

              We expect our first Section 404(a) assessment will take place for our annual report for our fiscal year ending June 30, 2016. The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports, delays in our financial reporting, we could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management's attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

              If either we are unable to conclude that we have effective internal controls over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on the Nasdaq.

We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

              As a company whose ADSs will be publicly traded in the United States, we will incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and Nasdaq have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations, could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs from Nasdaq, fines, sanctions and other regulatory action and potentially civil litigation.

U.S. investors may have difficulty enforcing civil liabilities against us, our directors, members of senior management and the experts named in this prospectus.

              Some of our directors, members of senior management and the experts named in this prospectus are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Mayer Brown International LLP, our English solicitors, advised us that there is doubt as to whether English courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

              We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ordinary shares, are governed by English law, including the provisions of the Companies Act 2006, and, upon adoption, by our amended articles of association, or "New Articles of Association." These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See "Description of Share Capital and Articles of Association—Differences in Corporate Law" in this prospectus for a description of the principal differences between the provisions of the Companies Act 2006 applicable to us and, for example, the Delaware General Corporation Law relating to shareholders' rights and protections.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

              We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as December 31, 2015, which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of July 1, 2016. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus contains estimates and forward-looking statements, principally in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Some of the matters discussed concerning our operations and financial performance include estimates and forward-looking statements within the meaning of the Securities Act and the Exchange Act.

              These forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements. These forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause those differences include, but are not limited to:

  •
  our ability to advance our NY-ESO TCR therapeutic candidate to a point where GSK exercises the option to license the product;

  •
  our ability to successfully advance our MAGE A-10 therapeutic candidate through clinical development;

  •
  the success, cost and timing of our product development activities and clinical trials;

  •
  our ability to submit an IND and successfully advance our technology platform to improve the safety and effectiveness of our existing TCR therapeutic candidates;

  •
  the rate and degree of market acceptance of T-cell therapy generally and of our TCR therapeutic candidates;

  •
  government regulation and approval, including, but not limited to, the expected regulatory approval timelines for TCR therapeutic candidates;

  •
  patents, including, any legal challenges thereto;

  •
  adverse developments in our relationship with Immunocore;

  •
  the level of pricing and reimbursement for our TCR therapeutic candidates;

  •
  general economic and business conditions or conditions affecting demand for our TCR therapeutic candidates in the markets in which we operate, both in the United States and internationally;

  •
  volatility in equity markets in general and in the biopharmaceutical sector in particular;

  •
  fluctuations in the price of raw materials and utilities;

  •
  our relationships with suppliers and other third-party providers;

  •
  increased competition from other companies in the biotechnology and pharmaceutical industries;

  •
  claims for personal injury or death arising from the use of our TCR therapeutic candidates produced by us;

  •
  changes in our business strategy or development plans, and our expected level of capital expenses;

  •
  our ability to attract and retain qualified personnel;

  •
  regulatory, environmental, legislative and judicial developments;

  •
  a change in our status as an emerging growth company under the JOBS Act or a foreign private issuer; and

  •
  additional factors that are not known to us at this time.

              Additional factors that could cause actual results, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results to differ materially include, but are not limited to, those discussed under "Risk Factors" in this prospectus. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this prospectus not to occur. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this prospectus might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive of, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

 EXCHANGE RATES

              Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect the U.S. dollar amounts received by owners of the ordinary shares on conversion of dividends, if any, paid in pounds sterling on the ordinary shares and will affect the U.S. dollar price of the ordinary shares on Nasdaq. The table below shows the period end, average, high and low exchange rates of U.S. dollars per pound sterling for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the U.S. dollar on the last business day of each month during the relevant year indicated or each business day during the relevant month indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements included in this prospectus and other financial data appearing in this prospectus.

	Noon Buying Rate
	Period End	Average(1)	High	Low
	($ per £ 1.00)
Period:
2010	1.5392	1.5415	1.6370	1.4344
2011	1.5537	1.6105	1.6691	1.5358
2012	1.6262	1.5924	1.6275	1.5301
2013	1.6574	1.5668	1.6574	1.4837
2014	1.5578	1.6480	1.7165	1.5361
Month:
September 2014	1.6220	1.6290	1.6502	1.6088
October 2014	1.5999	1.6074	1.6216	1.5930
November 2014	1.5638	1.5771	1.5991	1.5638
December 2014	1.5578	1.5644	1.5743	1.5517
January 2015	1.5026	1.5142	1.5361	1.5022
February 2015	1.5439	1.5329	1.5499	1.5027
March 2015 (through March 13, 2015)	1.4755	1.5111	1.5391	1.4755

(1)
The average of the noon buying rate for pounds sterling on the last day of each full month during the relevant year or each business day during the relevant month indicated.

 USE OF PROCEEDS

              We estimate that we will receive total estimated net proceeds from this offering of approximately $         million, based on the midpoint of the range set forth on the cover page of this prospectus, or $             million if the underwriters exercise their option to purchase additional ADSs in full, in each case after deducting estimated underwriting discounts and commissions and estimated expenses of the offering payable by us.

              Each $1.00 increase (decrease) in the public offering price per ADS would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and offering expenses, by approximately $         million (assuming no exercise of the option to purchase additional ADSs by the underwriters).

              As of December 31, 2014, we had approximately $101.5 million of cash and cash equivalents. We intend to use the net proceeds we receive from this offering together with our existing cash on hand, as follows:

  •
  $        to advance and accelerate the clinical development of our MAGE A-10 TCR therapeutic candidate;

  •
  $        to further develop and enhance our manufacturing capabilities and secure a commercially viable manufacturing platform for all of our TCR therapeutic candidates;

  •
  $        to advance additional TCR therapeutic candidates into preclinical testing, continue preclinical testing of our AFP TCR therapeutic candidate and progress such TCR therapeutic candidates through to clinical trial as quickly as possible; and

  •
  the remainder to fund working capital, including other general corporate purposes.

              The expected uses of the net proceeds we receive from this offering represent our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenses may vary significantly depending on numerous factors including progression of our TCR therapeutic candidates through their respective preclinical and clinical programs and the data obtained. Accordingly, we will have broad discretion over the uses of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

              Based on our planned use of the net proceeds from this offering, our existing cash and cash equivalents on hand together with expected milestone payments to us under our GSK collaboration and license agreement, we estimate that such funds will be sufficient to enable us to advance and accelerate clinical development of existing preclinical candidates, further develop and enhance our manufacturing capabilities, advance additional TCR therapeutic candidates into preclinical testing, progress such TCR therapeutic candidates through clinical trial, and fund our operating expenses and capital expenditure requirements for the foreseeable future, including for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect in which case we would need to secure additional funding to further advance our MAGE A-10 TCR therapeutic candidate through clinical development and for future TCR therapeutic candidates we choose to develop. Pending these uses, we intend to invest the net proceeds from this offering in short or medium-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.K. or U.S. governments.

 DIVIDENDS AND DIVIDEND POLICY

              Since our inception, we have not declared or paid any dividends on our ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by our indebtedness, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant.

              See "Description of American Depositary Shares—Dividends and Distributions" in this prospectus for more information on dividend rights as a holder of ADSs.

 CORPORATE REORGANIZATION

              Adaptimmune Therapeutics Limited is a private company with limited liability recently incorporated in England and Wales. It was incorporated with nominal assets and liabilities for the purpose of consummating the corporate reorganization described herein. Upon the formation of Adaptimmune Therapeutics Limited, Mr. Noble became the sole shareholder of Adaptimmune Therapeutics Limited, holding one ordinary share in the capital of Adaptimmune Therapeutics Limited.

              Adaptimmune Limited was formed as a new, separate company and licensed its TCR technology from Medigene AG in July 2008. Pursuant to the terms of the first stage of a corporate reorganization completed on February 23, 2015, all shareholders of Adaptimmune Limited exchanged each of the Series A preferred shares and ordinary shares held by them for newly issued Series A preferred shares and ordinary shares of Adaptimmune Therapeutics Limited on a one-for-100 basis, and, as a result, Adaptimmune Limited became a wholly owned subsidiary of Adaptimmune Therapeutics Limited.

              The following description summarizes all the stages of our corporate reorganization. The final step in our corporate reorganization will be for Adaptimmune Therapeutics Limited to re-register as a public limited company with the name Adaptimmune Therapeutics plc, prior to the effectiveness of the registration statement of which this prospectus forms a part.

Exchange of Adaptimmune Limited shares for Adaptimmune Therapeutics Limited shares

              Prior to this offering, the share capital of Adaptimmune Limited was divided into Series A preferred shares and ordinary shares. On February 23, 2015, the Series A preferred shareholders of Adaptimmune Limited exchanged each Series A preferred share in Adaptimmune Limited for 100 newly issued Series A preferred shares in Adaptimmune Therapeutics Limited and the ordinary shareholders of Adaptimmune Limited exchanged each of these ordinary shares of Adaptimmune Limited for 100 newly issued ordinary shares of Adaptimmune Therapeutics Limited.

              As a result, Adaptimmune Therapeutics Limited became the sole shareholder of Adaptimmune Limited, and the former Series A preferred shareholders of Adaptimmune Limited now hold an aggregate of 175,841,800 Series A preferred shares of Adaptimmune Therapeutics Limited, while the former ordinary shareholders of Adaptimmune Limited now hold an aggregate of 181,370,100 ordinary shares of Adaptimmune Therapeutics Limited. Following this exchange, we have an aggregate of 357,211,900 ordinary shares outstanding.

Exchange of Adaptimmune Limited share options for Adaptimmune Therapeutics Limited share options

              As of December 31, 2014, there were 207,077 outstanding options held by certain directors, officers, employees and consultants to purchase ordinary shares of Adaptimmune Limited and 117,383 ordinary shares of Adaptimmune Limited that were potentially issuable pursuant to future awards under our equity incentive plans. On February 27, 2015, one employee left the Company and 650 options held by him automatically lapsed. Therefore, as of February 28, 2015, there were 206,427 outstanding options held by certain directors, officers, employees and consultants to purchase ordinary shares of Adaptimmune Limited and 118,033 ordinary shares of Adaptimmune Limited that were potentially issuable pursuant to future awards under our equity incentive plans. The holders of the outstanding 206,427 options to purchase ordinary shares in Adaptimmune Limited have been offered equivalent options to purchase an aggregate of 20,642,700 ordinary shares in Adaptimmune Therapeutics Limited in exchange for the release of the original options, and to the extent the original options are not exchanged they will lapse or cease to be exercisable at the end of a short period following the exchange of shares referred to above, if not exercised. 11,803,300 ordinary shares in

Adaptimmune Therapeutics Limited are reserved as potentially issuable pursuant to future awards under equity incentive plans to be adopted by Adaptimmune Therapeutics Limited.

Re-registration of Adaptimmune Therapeutics Limited as Adaptimmune Therapeutics plc

              Following Adaptimmune Limited having become a wholly-owned subsidiary of Adaptimmune Therapeutics Limited and prior to the effectiveness of the registration statement of which this prospectus forms a part, Adaptimmune Therapeutics Limited will re-register as a public limited company. Such re-registration will require the passing of special resolutions by the shareholders of Adaptimmune Therapeutics Limited to approve the re-registration as a public limited company, the name change to Adaptimmune Therapeutics plc and the adoption of new articles of association of Adaptimmune Therapeutics plc.

              Certain further resolutions will be required to be passed by the shareholders of Adaptimmune Therapeutics plc prior to the completion of this offering, details of which are set out in "Description of Share Capital and Articles of Association."

              We refer to the above-described reorganization pursuant to which Adaptimmune Therapeutics Limited acquired the entire issued share capital of Adaptimmune Limited in exchange for the issue of Series A preferred shares and ordinary shares by Adaptimmune Therapeutics Limited, the exchange of share options and the re-registration of Adaptimmune Therapeutics Limited as Adaptimmune Therapeutics plc together as our corporate reorganization.

CAPITALIZATION

              The following table presents our total capitalization and cash and cash equivalents as of December 31, 2014:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to give further effect to (i) the sale by us of                ADSs in this offering at an offering price of $          per ADS (the midpoint of the range set forth on the cover page of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the option by the underwriters to purchase additional ADSs, and (ii) the exchange of each of our Series A preferred shares for newly issued Series A preferred shares of Adaptimmune Therapeutics Limited on a one-for-100 basis as part of our corporate reorganization; and (iii) the automatic conversion of all our outstanding Series A preferred shares into an aggregate of 175,841,800 ordinary shares immediately prior to the admission of our ADSs to trading on Nasdaq in connection with this offering.

	As of December 31, 2014
	Actual		Pro forma
	$	£	$	£
	(in thousands)
Cash and cash equivalents	101,520	65,169

Long-term debt	—	—	—	—
Equity:
Share capital
Ordinary Shares	3	2
Preferred Shares(1)	3	2
Share premium
Ordinary Shares	31,539	20,246
Preferred Shares(1)	94,328	60,552
Other reserves	182	117
Accumulated deficit	(34,113)	(21,898)

Total equity	91,942	59,019

Total capitalization	91,942	59,019

(1)
The Series A preferred shares will convert into ordinary shares at a ratio of one-for-one immediately prior to the admission of our ADSs to trading on Nasdaq.

              A $1.00 increase or decrease in the assumed initial public offering price per ADS would increase or decrease our pro forma as adjusted total equity and total capitalization by approximately $             million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

 DILUTION

              If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ordinary share. Our net tangible book value as of December 31, 2014 was approximately $                or $                per ordinary share ($            per ADS). Net tangible book value per share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ADS from the assumed initial public offering price per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

              Our pro forma net tangible book value at            , 2015 was approximately $    or $    per ordinary share ($            per ADS), after taking into account the conversion of our outstanding preferred shares but before giving effect to this offering. Dilution in pro forma net tangible book value per ADS represents the difference between the amount per ADS that you pay in this offering and the pro forma net tangible book value per ADS immediately after this offering.

              Without taking into account any other changes in such net tangible book value after December 31, 2014, other than to give effect to our sale of ADSs offered in this offering at the assumed initial public offering price of $            per ADS after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at            , 2015 would have been $            per outstanding ordinary share ($            per ADS), including ordinary shares underlying our outstanding ADSs. This represents an immediate increase in pro forma net tangible book value of $            per ordinary share, or $            per ADS, to existing shareholders and an immediate dilution in net tangible book value of $            per ordinary share, or $            per ADS, to purchasers of ADSs in this offering. The following table presents this dilution to new investors purchasing ADSs in the offering:

As of December 31, 2014
(per ADS) (in $) (unaudited)
Initial public offering price	$

Pro forma net tangible book value as of December 31, 2014
Increase in pro forma net tangible book value attributable to new investors
Pro forma net tangible book value immediately after the offering

Dilution to new investors	$

              Each $1.00 increase (decrease) in an assumed public offering price of $            per ADS after deducting underwriting discounts and commissions and estimated offering expenses payable by us would increase (decrease) the pro forma net tangible book value after this offering by $            per ordinary share and $            per ADS assuming no exercise of the option granted to the underwriters and the dilution to investors in the offering by $            per ordinary share and $            per ADS.

              The following table summarizes, on a pro forma basis as of December 31, 2014, the differences between the shareholders as of December 31, 2014 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share paid at an assumed initial public offering price of $            per ADS before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total

number of ADSs does not include            ADSs issuable pursuant to the exercise of the option granted to the underwriters.

	ADSs/Ordinary Shares Purchased			Total Consideration
Average Price per ADS/Ordinary Share
	Number	%		Amount	%
(in thousands, except percentages and per share data)
(unaudited)
Existing shareholders			%			%
New investors			%			%

Total		100%			100%

              Each $1.00 increase (decrease) in the assumed public offering price of $            per ADS would increase (decrease) total consideration paid by new investors, average price per ordinary share and per ADS paid by all shareholders by $             million, $            per ordinary share and $            per ADS, respectively, assuming sale of                         ADSs by us at an assumed initial public offering price of $            per ADS before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

              The share information above:

  •
  excludes 206,427 ordinary shares of Adaptimmune Limited, issuable upon exercise of outstanding options under equity incentive plans, as of February 28, 2015 (which options will be exchanged for 20,642,700 options over ordinary shares of Adaptimmune Therapeutics Limited under our corporate reorganization);

  •
  excludes 11,803,300 ordinary shares of Adaptimmune Therapeutics Limited potentially issuable pursuant to future awards under our equity incentive plans;

  •
  gives effect to the exchange by holders of each of the Series A preferred shares and ordinary shares of Adaptimmune Limited for newly issued Series A preferred shares and ordinary shares of Adaptimmune Therapeutics Limited on a one-for-100 basis as part of our corporate reorganization; and

  •
  assumes no exercise by the underwriters of their option to purchase up to        additional ADSs.

              The discussion and tables above assume the conversion of all of our outstanding Series A preferred shares into an aggregate of 175,841,800 ordinary shares immediately prior to the admission of our ADSs to trading on Nasdaq.

 SELECTED CONSOLIDATED FINANCIAL INFORMATION

              The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial data as of June 30, 2014 and 2013 and for the years ended June 30, 2014 and 2013 have been derived from our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board, and included elsewhere in this prospectus.

              The consolidated financial data as of and for the six months ended December 31, 2013 and 2014 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results as of the dates and for the periods presented.

              We maintain our books and records in, and our consolidated financial statements are prepared and presented in, pounds sterling, our presentation currency. Solely for the convenience of the reader, our consolidated financial statements as of and for the year ended June 30, 2014 and the six months ended December 31, 2014 have been translated into U.S. dollars at £1.00 = $1.5578 based on the certified foreign exchange rates published by the Federal Reserve Bank of New York on December 31, 2014. Such convenience translation should not be construed as a representation that the pound sterling amounts have been or could be converted into U.S. dollars at this or at any other rate of exchange, or at all.

              Our historical results are not necessarily indicative of the results that may be expected in the future. Our interim financial results for the periods presented are not necessarily indicative of results for a full year or for any subsequent interim period. The following summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this prospectus.

	Six Months Ended December 31,			Year Ended June 30,
	2014	2014	2013	2014	2014	2013
	(unaudited)
	(in thousands, except share and per share data)
Income Statement Data:
Revenue	$3,804	£2,442	£—	$553	£355	£—
Research and development expenses	(8,875)	(5,697)	(2,732)	(11,459)	(7,356)	(5,361)
General and administrative expenses	(3,251)	(2,807)	(788)	(2,496)	(1,602)	(797)
Other income	290	186	3	257	165	7

Operating loss	(8,032)	(5,156)	(3,517)	(13,145)	(8,438)	(6,151)
Finance expense	—	—	(1)	(6)	(4)	(4)
Finance income	2,380	1,528	—	3	2	9

Loss before tax	(5,652)	(3,628)	(3,518)	(13,148)	(8,440)	(6,146)
Taxation	790	507	373	1,530	982	578

Loss for the year	(4,862)	(3,121)	(3,145)	(11,618)	(7,458)	(5,568)

Basic and diluted loss per share	$(0.026)	£(0.017)	£(0.031)	$(0.078)	£(0.050)	£(0.053)
Weighted average number of shares outstanding	181,370,100	181,370,100	101,179,100	148,484,500	148,484,500	105,376,900

	As of December 31, 2014		As of June 30, 2014
	Actual	Pro forma as adjusted(1)	Actual	Pro forma(2)	Pro forma as adjusted(2)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	£65,169	£	£30,105	£90,659	£
Current asset investments	15,938		—
Total assets	88,479		32,597	93,151
Current liabilities	29,458		31,182	31,182
Total preferred shares	60,554		—	60,554
Total equity	59,021		1,415	61,969
Total equity and liabilities	88,479		32,597	93,151

(1)
The pro forma as adjusted balance sheet data give effect to: (i) our issuance and sale of            ADSs representing                ordinary shares in this offering (assuming no exercise by the underwriters of their option to purchase additional ordinary shares) at an assumed initial public offering price of $            per ADS, the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; (ii) the exchange of each of the Series A preferred shares and the ordinary shares of Adaptimmune Limited for newly issued Series A preferred shares and ordinary shares of Adaptimmune Therapeutics Limited on a one-for-100 basis as part of our corporate reorganization; and (iii) the automatic conversion of all of the outstanding Series A preferred shares into an aggregate of 175,841,800 ordinary shares immediately prior to the admission of our ADSs to trading on Nasdaq.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS, which is the midpoint of the range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total assets and total shareholders' equity by approximately $             million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
The pro forma balance sheet data give effect to the sale by us of 1,758,418 Series A preferred shares of Adaptimmune Limited in September 2014 at a price of £35.57 per Series A preferred share after deduction of offering expenses payable by us in connection with that offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              The following discussion of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Information," and our consolidated financial statements included elsewhere in this prospectus. We present our consolidated financial statements in pounds sterling and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

              The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors" and "Special Note Regarding Forward-Looking Statements" in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

              Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts as of and for the year ended June 30, 2014 and the six months ended December 31, 2014 have been translated into U.S. dollars at the rate at December 31, 2014, of £1.00 = $1.5578. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Overview

              We are a clinical-stage biopharmaceutical company focused on novel cancer immunotherapy products based on our T-cell receptor platform. We have developed a comprehensive proprietary platform that enables us to identify cancer targets in the form of peptides, find and genetically engineer T-cell receptors, or TCRs, and produce TCR therapeutic candidates for administration to patients. We engineer TCRs to increase their affinity to cancer-specific peptides, including our lead target peptides, NY-ESO and MAGE A-10 in order to target and then destroy cancer cells in patients. Unlike current antibodies and therapies that are based on the use of chimeric antigen receptor T cells, or CAR-Ts, our TCR therapeutic candidates are able to target intracellular as well as extracellular cancer antigens. This capability significantly increases the breadth of targets, particularly as intracellular targets are known to be more closely associated with cancer, but are inaccessible with other autologous T-cell immunotherapy approaches. We believe this approach will lead to TCR therapeutic candidates that have the potential to significantly impact cancer treatment and clinical outcomes of patients with cancer.

              To date, we have financed our operations primarily through private placements of equity securities, including preferred shares, government grants, research and development tax credits and payments for collaborative research and development services. Through December 31, 2014, we have raised £20.2 million through the issuance of ordinary shares, and a further £62.6 million through the issuance of Series A preferred shares. In the year ended June 30, 2014, we received a cash upfront fee of £25 million under our collaboration and license agreement with GlaxoSmithKline, or GSK, of which we recognized £0.4 million as revenue. In the six months ended December 31, 2014, we received cash milestone payments from GSK of £2.5 million and achieved a further £2.0 million milestone that was paid in January 2015. The total revenue recognized under the GSK collaboration and license agreement in the six months ended December 31, 2014 was £2.4 million. Through December 31, 2014, we recognized £0.5 million of income in the form of government grants from the United Kingdom and European Union, and recognized £2.2 million in the form of research and development tax credits.

              We have generated losses since our inception in 2008, during which time we have devoted substantially all of our resources to our research and development efforts relating to our TCR therapeutic candidates, including engaging in activities to manufacture and supply our TCR therapeutic candidates for clinical trials in compliance with current good manufacturing practices, or cGMP, conducting clinical trials of our TCR therapeutic candidates, providing general and administrative support for these operations and protecting our intellectual property. We do not have any products approved for sale and have not generated any revenue from product supplies or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we obtain marketing approval for, and commercialize, any of our TCR therapeutic candidates.

              For the years ended June 30, 2013 and 2014, we incurred net losses of £5.6 million and £7.5 million, respectively. For the six months ended December 31, 2013 and 2014, we incurred net losses of £8.1 million and £3.1 million, respectively. As of December 31, 2014, we had an accumulated deficit of £21.9 million. We expect to continue incurring significant losses as we continue with our research and development programs and to incur general and administrative costs associated with our operations. The extent of funding required to develop our product candidates is difficult to estimate given the novel nature of our TCR therapeutic candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our TCR therapeutic candidates, successfully achieving GSK milestones and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through milestone payments under our collaboration and license agreement with GSK and additional equity financings.

              We do not expect to generate revenue from sales of our TCR therapeutic candidates unless and until we successfully complete development and obtain regulatory approval for one or more of our TCR therapeutic candidates, which we expect will take a number of years and is subject to significant uncertainty. We have no manufacturing facilities and all of our manufacturing activities are contracted out to third parties. Additionally, we currently utilize third-party contract research organizations, or CROs, to carry out our clinical development activities, and we do not yet have a sales organization. If we obtain regulatory approval for any of our TCR therapeutic candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution of our TCR therapeutic candidates.

Strategic Collaborations and Licensing Agreements

              We entered a strategic collaboration with GSK in May 2014 regarding the development, manufacture and commercialization of TCR therapeutic candidates. We expect to capitalize on GSK's drug development and regulatory expertise and commercial capabilities to bring our partnered therapeutic products to market. Under the collaboration and license agreement, we received an upfront payment of £25 million and are entitled to various milestone payments based on the achievement of specified development and commercialization milestones by either us or GSK. As previously announced, these milestone payments have a potential value of approximately $350 million over the next seven years. In the six months ended December 31, 2014, we received cash milestone payments from GSK of £2.5 million and achieved a further £2.0 million milestone that was paid in January 2015. The total revenue recognized under the GSK collaboration and license agreement in the six months ended December 31, 2014 was £2.4 million. Development milestones are payable on a collaboration program by collaboration program basis.

              Adaptimmune and Immunocore have a shared history, some overlap in our board membership and substantial overlap in our shareholder base. We have entered into several agreements regarding the shared use of certain services including licensing and research collaboration. Since inception, we have maintained separate financial statements and we believe our agreements are on an arm's length basis. Accordingly, we do not believe our relationship with Immunocore has had or will have a significant impact on our financial statements.

Grants

              In February 2014, we were awarded a £2.2 million grant from the United Kingdom Technology Strategy Board, or TSB, to fund the U.K. clinical development of our adopted T-cell therapy for breast cancer, using our engineered TCR to a second cancer testis peptide. The TSB is a not-for-profit body funded by the United Kingdom national government. Under the terms of the grant, we retain all rights, results and intellectual property relating to the program. The TSB will pay us under this grant in quarterly installments based on costs incurred and we expect to utilize it over a three-year period that commenced in January 2014. For the year ended June 30, 2014 and for the six months ended December 31, 2014, we recognized income of £0.1 million and £0.2 million, respectively, from this grant.

              In 2012, we were awarded a £0.2 million grant as part of a collaboration program called ATTACK 2 (Adoptive engineered T-cell Targeting to Activate Cancer Killing). This program is funded by a European Union Framework Seven (FP7) sponsored by The Christie Trials Co-ordination Unit and is intended to cover two Phase 1/2 clinical trials at seven clinical sites in the United Kingdom, Netherlands, Italy and Sweden using our NY-ESO TCR therapeutic candidate. We expect to receive payments under this grant in quarterly installments based on costs incurred over a four-year period starting in the first quarter of 2015.

Important Financial and Operating Terms and Concepts

    Revenue

              To date, we have not generated any revenue from the sales of our TCR therapeutic candidates. Our revenues have been solely derived from our collaboration and license agreement with GSK. The terms of this arrangement contain multiple milestones associated with: (i) co-development of our NY-ESO TCR therapeutic candidate, (ii) associated manufacturing optimization work and (iii) co-development of other TCR target programs. Fair value is attributable to these elements based on the value attributed to each by the partner. GSK is also obligated to pay us certain milestone fees, which are generally non-refundable and are payable upon satisfactory completion of specified research and development activities.

    Other Income

              We generate grant income primarily through research and development grant programs offered by the U.K. and EU governments. We recognize grant income when there is reasonable likelihood that we will receive the grant and we have complied with the terms of the grant.

              We also have received income from Immunocore Limited ("Immunocore") under a transitional services agreement, which we will no longer receive under our revised transitional services agreement with Immunocore.

    Research and Development Expenses

              Research and development expenses consist principally of:

  •
  salaries for research and development staff and related expenses, including management benefits;

  •
  costs for production of preclinical compounds and drug substances by contract manufacturers;

  •
  fees and other costs paid to contract research organizations in connection with additional preclinical testing and the performance of clinical trials;

  •
  costs of related facilities, materials and equipment;

  •
  costs associated with obtaining and maintaining patents and other intellectual property;

  •
  amortization and depreciation of tangible and intangible fixed assets used to develop our TCR therapeutic candidates; and

  •
  share-based compensation expenses.

              In the fiscal years ended June 30, 2013 and 2014, we spent £5.4 million and £7.4 million, respectively, on research and development. In the six months ended December 31, 2013 and 2014, we spent £2.7 million and £5.7 milllion, respectively, on research and development. We expect that our total research and development expenses in 2015 will be significantly higher than in fiscal years 2013 and 2014 as we continue to invest in our technology platform, current clinical trials, and manufacturing optimization activities, as well as develop our pipeline of TCR therapeutic candidates.

              During the fiscal years ended June 30, 2015 and 2016, we plan to increase the number of clinical trials we are running, both in new indications (including our MAGE-A10 TCR therapeutic candidate) and as part of the GSK collaboration for our NY-ESO TCR therapeutic candidate. In order to commence these trials, we must incur in advance the costs of preclinical testing, vector production and other substances. The process optimization activities planned under the GSK collaboration will also require a large increase in the research and development expenses, which we expect will be funded by receipt of milestone payments from GSK. We expect to increase the number of staff employed in our research and development departments in order to invest in our future pipeline of TCR therapeutic candidates, develop our platform and manage clinical trials. This will significantly increase the related salaries and share-based compensation expenses, as well as require higher expenditures on facilities, materials and equipment.

              We expense research and development costs as incurred. We recognize costs for certain development activities based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

              Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, which depends upon the timing of initiation of clinical trials and the rate of enrollment of patients in clinical trials. We expect research and development expenses to increase as we advance the development of our preclinical TCR therapeutic candidates. The successful development of our TCR therapeutic candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our TCR therapeutic candidates.

              We may never succeed in achieving regulatory approval for any of our TCR therapeutic candidates. The duration, costs, and timing of clinical trials and development of our TCR therapeutic candidates will depend on a variety of factors, including:

  •
  the scope, rate of progress, and expense of our ongoing as well as any additional clinical trials and other research and development activities;

  •
  uncertainties in clinical trial enrollment rate;

  •
  future clinical trial results;

  •
  significant and changing government regulation; and

  •
  the timing and receipt of any regulatory approvals.

              A change in the outcome of any of these variables may significantly change the costs and timing associated with the development of that TCR therapeutic candidate. For example, if the FDA, or another regulatory authority, requires us to conduct clinical trials beyond those that we currently anticipate will be required for regulatory approval, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

    General and Administrative Expenses

              Our general and administrative expenses consist principally of:

  •
  salaries for employees other than research and development staff, including benefits;

  •
  business development expenses, including travel expenses;

  •
  professional fees for auditors and other consulting expenses not related to research and development activities;

  •
  professional fees for lawyers not related to the protection and maintenance of our intellectual property;

  •
  cost of facilities, communication, and office expenses;

  •
  information technology expenses;

  •
  amortization and depreciation of tangible and intangible fixed assets not related to research and development activities; and

  •
  share-based compensation expenses.

              We expect that our general and administrative expenses will increase after this offering, primarily due to the costs of operating as a public company, such as additional legal, accounting, and corporate governance expenses, including expenses related to compliance with the Sarbanes-Oxley Act, directors' and officers' insurance premiums, and investor relations. In addition, we were initially formed without our own administrative infrastructure and therefore relied on Immunocore, a company with whom we have a shared history, to provide certain administrative services to us under a facilities and services agreement. Over the past year and going forward, we have begun to put in place our own administrative infrastructure and therefore rely on Immunocore to a lesser extent than in prior years to provide administrative services to us. We also have a number of other agreements with Immunocore but we have always maintained separate financial statements and audit procedures. See "Related Party Transactions—Agreements with Immunocore Limited."

    Finance Income and Costs

              Finance income includes interest earned on our instant-access cash reserves as well as foreign exchange gains on cash held in U.S. dollars. Finance costs consist primarily of interest charged on any bank overdrafts.

              For the six months ended December 31, 2014, we reported a foreign exchange gain of £1.4 million within other income.

    Taxation

              We are subject to corporate taxation in the United Kingdom. Our subsidiary Adaptimmune LLC is subject to corporate taxation in the United States. Our tax recognized represents the sum of the tax currently payable or recoverable. No deferred tax assets are recognized on our losses carried forward because there is currently no indication that we shall make sufficient profits to utilize these tax losses.

              As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium sized companies, whereby our principal research subsidiary company, Adaptimmune Limited, is able to surrender the trading losses that arise from its research and development activities for a payable tax credit of up to 32.6% of eligible research and development expenditures (scheduled to increase to 33.4% of eligible research and development expenditures beginning April 1, 2015). Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Subcontracted research expenditures are eligible for a cash rebate of up to 21.2% (which is expected to increase to 21.7% beginning April 1, 2015). A large proportion of costs in relation to our pipeline research, clinical trials management and manufacturing development activities, all of which are being carried out by Adaptimmune Limited, are eligible for inclusion within these tax credit cash rebate claims.

              We may not be able to claim such research and development tax credits on research and development expenditures in relation to the GSK collaboration and licensing agreement because they may be considered as subsidized expenditures. We may not be able to continue to claim research and development tax credits in the future as we become a public company because we may no longer qualify as a small or medium sized company.

              Unsurrendered tax losses can be carried forward to be offset against future taxable profits. After accounting for tax credits receivable, there are accumulated tax losses for carry forward in the UK amounting to £14 million at June 30, 2014. No deferred tax asset is recognized in respect of accumulated tax losses on the basis that suitable future trading profits are not sufficiently certain.

              We may also benefit in the future from the United Kingdom's "patent box" regime, which would allow certain profits attributable to revenues from patented products to be taxed at a rate that over time will be reduced to 10%. As we have many different patents covering our products, future upfront fees, milestone fees, product revenues, and royalties could be taxed at this favorably low tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower rate of corporation tax to apply to us. As such, we consider that the United Kingdom is a favorable location for us to continue to conduct our business for the long term.

              Value Added Tax ("VAT") is charged on all qualifying goods and services by VAT-registered businesses. An amount of 20% of the value of the goods or services is added to all sales invoices and is payable to the UK tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the UK tax authorities.

Results of Operations

    Comparison of the Six Months Ended December 31, 2014 and 2013

              The following table summarizes the results of our operations for the six months ended December 31, 2014 and 2013, together with the changes to those items.

	Six Months Ended December 31,			Change
	2014	2014	2013	Increase/(Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Revenue	3,804	2,442	—	2,442	N/A
Research and development expenses	(8,875)	(5,697)	(2,732)	(2,965)	109%
General and administrative expenses	(3,251)	(2,087)	(788)	(1,299)	165%
Other income	290	186	3	183	*

Operating loss	(8,032)	(5,156)	(1,639)	(239)	47%
Finance income	230	1,528	—	1,528	N/A
Finance expense	—	—	(1)	1	(100)%

Loss before tax	(5,652)	(3,628)	(3,518)	(110)	3%
Taxation	790	507	373	134	36%

Loss for the year	(4,862)	(3,121)	(3,145)	24	(1)%

*
Not meaningful

Revenue

              Revenue increased from £0 for the six months ended December 31, 2013 to £2.4 million for the six months ended December 31, 2014 due to recognition of revenue under the collaboration and licensing agreement with GSK, which was entered into on May 30, 2014. We expect our revenue in the year ending June 30, 2015 to be significantly higher than the same period in 2014 because we expect to achieve additional milestones under the GSK collaboration and license agreement and to recognize related receivables from milestone payments in 2015.

Research and Development Expenses

              During the six months ended December 31, 2014, our research and development expenses were £5.7 million, an increase of 109% from the six months ended December 31, 2013. Our research and development expenses are highly dependent on the phases of our research projects and therefore fluctuate from year to year. We expect our total research and development expenses in the six months ending December 31, 2015 to be higher than our expenses in the same periods in 2013 and 2014 due to the ongoing advancement of our preclinical programs and clinical trials.

              The increase in our research and development expenses in the six months ended December 31, 2014 from the same period in 2013 was primarily due to an increase in two key drivers of our expenses:

  •
  The increase in the number of employees engaged in research and development from an average of 23 to 42. These costs include salaries, facilities, materials, equipment, depreciation of tangible fixed assets, and expenses for share-based compensation; and

  •
  An increase in subcontracted expenditures, including clinical trial expenses, CRO costs, and manufacturing expenses drive by increased recruitment in our clinical trials.

              We have not historically tracked the internal costs of each research and development project since employees may be engaged in multiple projects at a time. In the six months ended December 31, 2014, we employed an average of 13 employees working in our clinical and development teams, primarily responsible for development of our TCR therapeutic candidates targeting NY-ESO and MAGE-A10. The remainder of our scientific employees are engaged in developing our future pipeline.

              Our subcontracted costs for the six months ended December 31, 2014 were £2.6 million, of which £2.1 million related to our TCR therapeutic candidate targeting NY-ESO.

General and Administrative Expenses

              General and administrative expenses increased by 165% to £2.1 million for the six months ended December 31, 2014 from £0.8 million in the same period in 2013. This increase was primarily due to the addition of key management and other professionals, and related costs to support our growth, including facilities costs, IT costs and consultancy. In particular, our corporate headcount increased from an average of three to 10, increasing the costs of salaries, travel and expenses for share-based compensation.

Finance Income and Finance Expense

              Finance income was £1.5 million for the six months ended December 31, 2014, compared to an expense for the same period in 2013. Finance income consisted primarily of £1.4 million arising from exchange gains on cash and deposits held in U.S. dollars.

Taxation

              The research and development tax credit increased by 36% to £0.5 million for the six months ended December 31, 2014 from £0.4 million in the same period in 2013. The increase was driven by the increase in our research and development expenditures. The proportion of those expenditures that is eligible for research and development tax credits decreased during that period due to the income received under the GSK collaboration and license agreement and therefore the increase in the tax credit is less than the increase in the research and development expenditure.

    Comparison of Years Ended June 30, 2014 and 2013

              The following table summarizes the results of our operations for the years ended June 30, 2014 and 2013, together with the changes to those items.

	Year Ended June 30,			Change
	2014	2014	2013	Increase/(Decrease)
	$	£	£	£	%
	(in thousands, except for percentages)
Revenue	553	355	—	355	N/A
Research and development expenses	(11,459)	(7,356)	(5,361)	(1,995)	37%
General and administrative expenses	(2,496)	(1,602)	(797)	(805)	101%
Other income	257	165	7	158	2257%

Operating loss	(13,145)	(8,438)	(6,151)	(2,287)	37%
Finance income	3	2	9	(7)	(78)%
Finance expense	(6)	(4)	(4)	—	N/A

Loss before tax	(13,148)	(8,440)	(6,146)	(2,294)	37%
Taxation	1,530	982	578	404	70%

Loss for the year	(11,618)	(7,458)	(5,568)	(1,890)	34%

Revenue

              Revenue increased from £0.0 for the year ended June 30, 2013 to £0.4 million for the year ended June 30, 2014 due to recognition of revenue under the collaboration and licensing agreement with GSK, which was entered into on May 30, 2014. We expect our revenue in the year to June 30, 2015 to be significantly higher than the same period in 2014 due to recognition of revenue in connection with work performed under the GSK agreement.

Research and Development Expenses

              Research and development expenses increased by 37% to £7.4 million for the year ended June 30, 2014 from £5.4 million in the same period in 2013. Our research and development expenses are highly dependent on the phases of our research projects and therefore fluctuate from year to year. We expect our total research and development expenses in the year ended June 30, 2015 to be higher than our expenses in our fiscal years ended June, 2013 and 2014 due to the ongoing advancement of our preclinical programs and clinical trials.

              The increase in our research and development expenses in the year ended June 30, 2014 from the same period in 2013 was primarily due to an increase in two key drivers of our expenses:

  •
  The increase in the number of employees engaged in research and development from an average of 17 to 27. These costs include salaries, facilities, materials, equipment, depreciation of tangible fixed assets, and expenses for share-based compensation; and

  •
  An increase in subcontracted expenditures, including clinical trial expenses, CRO costs, and manufacturing expenses drive by increased recruitment in our clinical trials.

              We have not historically tracked the internal costs of each research and development project since employees may be engaged in multiple projects at a time. In the year ended June 30, 2014, we employed an average of 11 employees working in our clinical and development teams, primarily responsible for development of our TCR therapeutic candidates targeting NY-ESO and MAGE-A10. The remainder of our scientific employees are engaged in developing our future pipeline.

              Our subcontracted costs for the year ended June 30, 2014 were £3.2 million, which were substantially all related to our TCR therapeutic candidate targeting NY-ESO.

General and Administrative Expenses

              General and administrative expenses increased by 101% to £1.6 million for the year ended June 30, 2014 from £0.8 million in the same period in 2013. This was primarily due to the addition of key management and other professionals, and related costs to support our growth.

Finance Income and Finance Expense

              Finance income and finance expense were both less than £0.1 million for the years ended June 30, 2014 and 2013. Finance income consisted of bank interest on cash balances and short-term deposits. Finance expense consisted of bank interest on overdraft arrangements.

Taxation

              The research and development tax credit increased by 70% to £1.0 million for the year ended June 30, 2014 from £0.6 million in the same period in 2013. The increase was driven by the increase in our research and development expenditures; the increase in the proportion of those expenditures that is eligible for research and development tax credits; and an increase in the rate of tax credits from 11.0% to 14.5% that became effective on April 1, 2014.

Liquidity and Capital Resources

    Sources of Funds

              Since our inception, we have incurred significant net losses and negative cash flows from operations, with the exception of the year ended June 30, 2014, when we incurred a net loss but generated positive cash flows from operations. We incurred net losses of £7.5 million and £5.6 million in the years ended June 30, 2014 and 2013, respectively, and net losses of £3.1 million and £3.1 million in the six months ended December 31, 2014 and 2013, respectively. We generated £21.9 million of cash from operating activities in the year ended June 30, 2014 and used £5.1 million of cash for operating activities for the year ended June 30, 2013. We used £8.3 million and £3.5 million cash for operating activities in the six months ended December 31, 2014 and 2013, respectively. As of June 30, 2014 and December 31, 2014, we had accumulated deficits of £18.9 million and £21.9 million, respectively.

              As of June 30, 2014 and December 31, 2014, we had cash and cash equivalents of £30.1 million and £65.2 million, respectively. To date, we have financed our operations primarily through private placements of equity securities, government grants, research and development tax credits, and payments for collaborative research and development services. Through December 31, 2014, we have raised £20.2 million through the issuance of ordinary shares, and a further £62.6 million through the issue of Series A preferred shares. In the year ended June 30, 2014, we received a cash up-front fee of £25 million under our collaboration and license agreement with GSK, of which £0.4 million was recognized as revenue. In the six months ended December 31, 2014, we received cash payments of £2.5 million upon the achievement of a milestone under the GSK collaboration and license agreement and achieved a further milestone resulting in £2.0 million that was paid in January 2015. The total revenue recognized under the GSK collaboration in the six months ended December 31, 2014 was £2.4 million. Through December 31, 2014, we recognized £0.7 million of income in the form of government grants from the United Kingdom and the European Union, and we have recognized £2.2 million in the form of research and development tax credits.

              We believe that our cash and cash equivalents as of December 31, 2014 of £65.2 million coupled with the £15.9 million of short-term investments will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, for the foreseeable future, including for at least the next 24 months from the effective date of this offering.

              If we obtain regulatory approval to advance any of our TCR therapeutic candidates into pivotal clinical trials or to commercialization, we will incur significant research and development expenses, and also commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we will seek to fund our operations through milestone payments under our agreement with GSK and additional equity financings.

    Cash Flows

              The following table summarizes the results of our cash flows for the six months ended December 31, 2014 and 2013 and the years ended June 30, 2014 and 2013.

	Six months ended December 31,			Year Ended June 30,
	2014	2014	2013	2014	2014	2013
	$	£	£	$	£	£
	(in thousands)			(in thousands)
Net cash used in operating activities	(15,161)	(9,732)	(3,498)	34,054	21,860	(5,107)
Net cash used in investing activities	(1,901)	(1,220)	(657)	(1,326)	(851)	(105)
Net cash from financing activities	69,503	44,616	5,240	15,491	9,944	2,439
Cash and cash equivalents	101,520	65,169	237	46,898	30,105	(848)

Operating Activities

              Net cash used in operating activities was £3.5 million for the six months ended December 31, 2013. The loss before taxation for the period to December 31, 2013 was £3.5 million, which included noncash items of £0.2 million. The noncash items consisted primarily of equity-settled share-based compensation expense. We also had a net cash outfow of £0.8 million from changes in operating assets and liabilities during the period. The significant items in the changes in operating assets and liabilities were timing differences on payments over the period end. In this period, we also received a £0.6 million research and development tax credit relating to research and development activities performed in the previous year.

              Net cash used in operating activities was £9.7 million for the six months ended December 31, 2014. The loss before taxation for this period was £3.6 million, which included noncash net deductions of £1.0 million. The noncash items consisted primarily of the foreign exchange gain on cash and deposits of £1.4 million, offset by depreciation expense on plant and equipment £0.2 million and equity-settled share-based compensation expense £0.2 million. We also had a net cash outflow of £5.0 million from changes in operating assets and liabilities during the period. The most significant item in the changes in operating assets and liabilities was the payment of the £5 million Value Added Tax liability that arose on the £25.0 million upfront fee receivable from GSK in June 2014. The changes in operating assets and liabilities also included an increase £2.4 million of milestone payment due from GSK that was outstanding at the period end and subsequently paid in January 2015. This is offset by increases in liabilities as a result of increased operational expenditure.

              Net cash used in operating activities was £5.1 million for the year ended June, 30, 2013. The loss before taxation for the year ended June 30, 2013 was £6.1 million, which included noncash items of £0.1 million. The noncash items consisted primarily of equity-settled share-based compensation expense. We also had a net cash inflow of £0.6 million from changes in operating assets and liabilities during the period. The significant items in the changes in operating assets and liabilities were an increase in trade payables and accruals by £0.7 million as a result of increased operating expenditures. In 2013, we also received a £0.3 million research and development tax credit relating to research and development activities performed in the previous year.

              Net cash from operating activities was £21.9 million for the year ended June 30, 2014. This was significantly influenced by receipt of a payment of £25 million from GSK upon initiation of the collaboration and licensing agreement. The loss before taxation for the year ended June 30, 2014 was £8.4 million, which included noncash items of £0.5 million. The noncash items consisted primarily of depreciation expense on plant and equipment £0.1 million, equity-settled share-based compensation expense £0.2 million, and foreign exchange translation differences of £0.1 million. We also had a net cash inflow of £29.2 million from changes in operating assets and liabilities during the period. The significant items in the changes in operating assets and liabilities were an increase in deferred income in relation to the GSK collaboration and licensing agreement by £24.6 million and an increase in the VAT liability by £5.0 million, primarily as a result of VAT payable on the initial fee received from GSK. In 2014, we received a £0.6 million research and development tax credit relating to research and development activities performed in the previous year.

Investing Activities

              Net cash used in investing activities was £0.7 million and £1.2 million for the six months ended December 31, 2013 and 2014, respectively. These amounts related primarily to purchases of property and equipment of £0.7 million and £1.2 million for the six months ended December 31, 2013 and 2014, respectively, related to the expansion of our laboratory facilities in the United Kingdom.

              Net cash used in investing activities was £0.1 million and £0.9 million for the years ended June 30, 2013 and 2014, respectively. These amounts related primarily to purchases of property and equipment of £0.1 million and £0.9 million for the years ended June 30, 2013 and 2014, respectively, related to the expansion of our laboratory facilities in the United Kingdom.

Financing Activities

              Net cash from financing activities was £5.2 million and £44.6 million for the six moths ended December 31, 2013 and 2014, respectively. These amounts included proceeds from the issue of ordinary and preferred share capital of £5.2 million and £60.6 million for the six months ended December 31, 2013 and 2014, respectively. The net cash from financing activities in the six months to December 31, 2014 also included the investment of £15.9 million in short-term cash deposits with maturity greater than three months but less than twelve months.

              Net cash from financing activities was £2.4 million and £9.9 million for the years ended June 30, 2013 and 2014, respectively. These amounts consisted of proceeds from the issue of ordinary share capital.

    Operating and Capital Expenditure Requirements

              We have not achieved profitability on a quarterly or annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest to grow our internal pipeline of TCR therapeutic candidates, hire additional employees, and increase research and development expenditures.

              Additionally, as a public company, we will incur significant audit, legal and other expenses that we did not incur as a private company. We believe that our existing capital resources, including funds raised through the Series A financing in September 2014, together with the net proceeds from this offering, will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, for the foreseeable future.

              Our future funding requirements will depend on many factors, including but not limited to:

  •
  the scope, rate of progress, and cost of our clinical trials, preclinical programs, and other related activities;

  •
  the extent of success in our early preclinical and clinical stage research programs, which will determine the amount of funding required to further the development of our TCR therapeutic candidates;

  •
  the progress that we make in developing new TCR therapeutic candidates based on our technology platform;

  •
  the cost of manufacturing clinical supplies and establishing commercial supplies of our TCR therapeutic candidates and any products that we may develop;

  •
  the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;

  •
  the outcome, timing, and cost of regulatory approvals of our other TCR therapeutic candidates;

  •
  the cost and timing of establishing sales, marketing, and distribution capabilities;

  •
  the timing of achievement of the milestones and related payments from GSK;

  •
  the extent to which we seek to retain development rights to our pipeline of new TCR therapeutic candidates; and

  •
  the costs of hiring additional skilled employees to support our continued growth.

    Contractual Obligations and Commitments

              The following table summarizes our contractual commitments and obligations as of December 31, 2014.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(£ in thousands)
Operating lease obligations(1)	114	114	—	—	—
Purchase obligations(2)	402	402	—	—	—

Total contractual cash obligations	516	516	—	—	—

(1)
At December 31, 2014, operating lease obligations consisted of the facilities charge from Immunocore for use of its premises under the facilities agreement.

(2)
Purchase obligations include signed orders for capital equipment, which have been committed but not yet received at the balance sheet date, totaling £402,029, relating primarily to expansion of our laboratory space.

Off-Balance Sheet Arrangements

              We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC other than operating leases as described under "Contractual Obligations and Commitments" above.

              We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or for any other contractually narrow or limited purpose.

Quantitative and Qualitative Disclosures about Market Risk

              Market risk arises from our exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in various currencies, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

              We are exposed to market risks in the ordinary course of our business, which are principally limited to interest rate fluctuations and foreign currency exchange rate fluctuations. These risks are managed by maintaining an appropriate mix of cash deposits in various currencies, placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

    Interest Rate Risk

              As of December 31, 2014, we had cash and cash equivalents of £65.2 million and short-term deposits of £15.9 million. As of June 30, 2014, we had cash and cash equivalents of £30.1 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying U.K. bank interest rates. Our surplus cash and cash equivalents are invested in interest-bearing savings and money market accounts from time to time. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

    Currency Risk

              Our functional currency is pounds sterling (GBP), and commonly our transactions, including revenue, are denominated in that currency. However, we incur a significant proportion of expenses in other currencies and are exposed to the effects of exchange rates. We seek to minimize this exposure by passively maintaining other currency cash balances at levels appropriate to meet foreseeable expenses in these other currencies. We do not use forward exchange contracts to manage exchange rate exposure. A 1% increase in exchange rates would have reduced the carrying value of our net financial assets and liabilities in foreign currencies at June 30, 2014 by £0.02 million. A 1% increase in exchange rates would have reduced the carrying value of our net financial assets and liabilities in foreign currencies at December 31, 2014 by £0.4 million.

    Commodity Price Risk

              We are exposed to commodity price risk as a result of our operations. However, given the size of our operations, the costs of managing exposure to commodity price risk exceed any potential benefits. We will revisit the appropriateness of this policy should our operations change in size or nature. We have no exposure to equity securities price risk as we hold no listed or other equity investments.

Jumpstart Our Business Startups Act of 2012

              The Jumpstart Our Business Startups Act of 2012, or JOBS Act, contains provisions that, among other things, reduce certain reporting requirements for an "emerging growth company." We qualify as an emerging growth company and as such, we are electing to take advantage of the following exemptions:

  •
  not providing an auditor attestation report on our system of internal controls over financial reporting;

  •
  not providing all of the compensation disclosure that may be required of non-emerging growth public companies under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act;

  •
  only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management's discussion and analysis of financial condition and results of operations;

  •
  to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation;

  •
  not disclosing certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer's compensation to employee compensation; and

  •
  not complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis).

              These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an "emerging growth company," whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided under the JOBS Act.

Critical Judgments in Applying Our Accounting Policies

              In the application of our accounting policies, we are required to make judgments, estimates, and assumptions about the value of assets and liabilities for which there is no definitive third party reference. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

              Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

              The following are our critical judgments, except those involving estimation uncertainty, that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements included elsewhere in this prospectus.

    Revenue Recognition

              We recognize revenue in accordance with IAS 18. Revenue is recognized to the extent that it obtains the right to consideration in exchange for its performance and is measured at the fair value of the consideration received excluding Value-Added Tax (VAT).

              Our revenue to date has been derived solely from the supply of services under the GSK collaboration and licensing agreement and represents the value of contract deliverables. Payments under the agreement include advanced payments upon commencement of various work-streams or milestone payments.

              If a payment is for multiple deliverables, judgment is required to attribute the fair value to the various elements. We do not consider there to be observable third party price information for the fair value of our deliverables; the most reliable evidence available to us for fair value attribution is the value of our deliverables separately negotiated with GSK, which is an acceptable basis under IAS 18. The only instance where a payment has been for multiple deliverables is the upfront consideration we received from GSK, which was allocated between the license agreement, a contribution to development activities and a contribution to new targets. Revenue for all of these is recognized as services are provided.

              If a contract deliverable has only been partially completed at the balance sheet date, revenue is calculated by reference to the value of services performed as a proportion of the total services to be performed for each deliverable, or on a straight-line basis if the pattern of performance cannot be estimated. The amount of revenue recognized is limited to non-refundable amounts already received or reasonably certain to be received.

              If payments are received from a customer in advance of services provided, the amounts are recorded as deferred income and are included within liabilities.

              We consider payments reasonably certain to be received at the point that satisfactory criteria are agreed with GSK. We regularly review the proportion of total services to be performed for each deliverable or the period of time over which the revenue is deferred based on facts known at the time. The process involves review of monthly expenditures and inquiry with our personnel to monitor the performance of the GSK collaboration and license agreement. If circumstances arise that may change the original estimates of progress toward completion of a deliverable, then estimates are revised. These revisions may result in increases or decreases in estimated revenues and are reflected in income in the period in which the circumstances that give rise to the revision become known to management.

              Performance of contract deliverables may vary significantly over time from initial estimates, and, therefore, the amount of revenue recognized is subject to variations. Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differs from the actual status and timing of services performed, we may report amounts that are too high or too low in any particular period. To date, there has been no material difference from our estimates to the amount of revenue that can be reliably recognized.

    Research and Development Expenditures, including Clinical Trial Expenses

              Research and development expenditures include direct and indirect costs of these activities, including staff costs and materials, as well as external contracts. All such expenditures are expensed as incurred unless the capitalization criteria of IAS 38 have been satisfied, in which case the costs are capitalized as intangible assets. To date, we do not believe any expenditure meets the capitalization criteria because of the uncertainty of successfully completing pivotal clinical trials and obtaining regulatory approval.

              As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We may confirm the accuracy of our estimates with the applicable service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to: CROs in connection with clinical trials; operators of investigative sites in connection with clinical trials; vendors in connection with preclinical development activities; and vendors related to product manufacturing, development and distribution of clinical supplies.

              We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple CROs that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid amount accordingly.

              Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, we may report amounts that are too high or too low in any particular period. To date, there has been no material difference between our estimates and the amount actually incurred.

Key Sources of Estimation Uncertainty

              The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are discussed below.

    Share-based Compensation

              We award options to certain of our employees, directors and consultants to purchase shares in our parent company. All of these arrangements are settled in equity at a predetermined price and vest over a period of three to four years. All share options have a life of 10 years before expiration. We measure share-based compensation at the grant date based on the fair value of the award and we recognize it as an expense over the required service period, which is generally equal to the vesting period. We determine the fair value of our share options using the Black-Scholes option-pricing model, with a corresponding increase in reserves.

              In accordance with IFRS 1 (First Time Adoption of IFRS), we apply IFRS 2 (Share-based Payment) to equity instruments that had not vested by July 1, 2012.

              Our share-based compensation expense was as follows:

	Six Months Ended December 31,		Year Ended June 30,
	2013	2014	2013	2014
General and administrative	65,114	79,503	48,449	130,227
Research and development	37,426	86,384	63,653	74,619

Total share-based compensation expense	£102,540	£165,887	£112,102	£204,846

              In future periods we expect our share-based compensation expense to increase due in part to our existing unrecognized share-based compensation expenses and as we grant additional share-based awards to continue to attract and retain our employees.

    Valuation of Share Options

              The Black-Scholes option pricing model requires the input of subjective assumptions, including assumptions about the expected life of share-based compensation awards and share price volatility. In addition, as a privately held company, one of the most subjective inputs into the Black-Scholes option pricing model is the estimated fair value of our ordinary shares. We have considered the American Institute of Certified Public Accountants' Practice Aid: "Valuation of Privately-Held Company Equity Securities Issued as Compensation" in addition to input from management, the likelihood of completing an initial public offering and recent transactions with investors. We also considered the reports of an independent third party valuation firm.

              As a privately-held company, our share price does not have sufficient historical volatility for us to adequately assess the fair value of the share option grants, therefore we have considered the historical volatility of other comparable publicly traded companies. Based on our analysis, we concluded that a volatility of 60% was appropriate for our valuation of our share options. We intend to continue to consistently apply this methodology using the same comparable companies until a sufficient amount of historical information regarding the volatility of our own share price as a public company becomes available.

              We use a five-year expected life in valuing our share options beginning with the option grant date. The expected life we use in the calculation of share-based compensation is the time from the grant date to the expected exercise date. The life of the options depends on the option expiration date, volatility of the underlying shares and vesting features.

              IFRS 2 requires the use of the risk-free interest rate of the country in which the entity's shares are principally traded with a remaining term equal to the expected life of the option. We have applied the appropriate risk-free rate, using the Bank of England's estimates of gilt yield curve as at the respective share option grant dates.

    Valuation of Share Price

              The Black-Scholes model requires an assumption of the underlying share price at the date that options are granted, which may be different from the option exercise price.

              We raised £4.3 million of equity from certain of our existing investors and Immunocore Limited on March 31, 2014 at a price of £14 per ordinary share. These purchasers were aware of the possibility of a partnership with a large pharmaceutical company as well as other potential funding sources. At the time, there were no plans for an initial public offering and the majority of shareholders did not subscribe to this offering. We subsequently issued share options on March 31, April 14, April 15, April 17 and April 30, 2014. These share options were awarded based on the underlying share price of £14 per ordinary shares, the same price of the shares purchased by investors on March 31, 2014. On June 2, 2014, we announced our collaboration and license agreement with GSK. As part of the valuation analysis, the directors determined that there were no significant internal or external value generating events between March 31 and April 30, 2014 that would have materially altered the underlying share price.

              The exercise price of options granted as U.K. tax advantage enterprise management incentives prior to June 30, 2014 has been agreed with HM Revenue & Customs' Shares and Assets Valuation as being the market value of the underlying shares at the date of grant.

              On September 23, 2014, we issued 1,758,418 Series A preferred shares at a price of £35.57 per share to new investors. These shares are convertible to ordinary shares at a rate of one-for-one upon an initial public offering if it occurs within twelve months. On December 19 and December 31, 2014, we issued share options based on an underlying share price of £35.57 per share. In connection with the issuance of these options, we also considered a valuation prepared by an independent third-party valuation firm using the Probability Weighted Expected Return Method, which determined that £39.00 per share was the appropriate price to be used in the Black-Scholes Model. As part of the valuation analysis, the directors determined that there were no significant internal or external value generating events between September 23, 2014 and December 31, 2014 that would have materially altered the underlying share price.

    Deferred Tax and Current Tax Credits

              Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

              Current tax is the expected tax payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

              Tax credits are accrued for the year based on calculations that conform to the U.K. research and development tax credit regime applicable to small and medium sized companies.

              We may not be able to claim such research and development tax credits on research and development expenditures in relation to the GSK collaboration and licensing agreement because they may be considered as subsidized expenditures. We may not be able to continue to claim research and development tax credits in the future as we become a public company because we may no longer qualify as a small or medium sized company.

              Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

              A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. No deferred tax assets are recognized on our losses carried forward because there is currently no indication that we shall make sufficient profits to utilize these tax losses.

    New IFRS and Interpretations

              There are no IFRS as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the fiscal year beginning on or after June 30, 2013 that would be expected to have a material impact on our financial position, except as described below.

              IFRS 15 establishes the principles that an entity must apply to report useful information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract. IFRS 15 requires that an entity recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods or services. The standard is effective for an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2017. We are currently in the process of assessing the impact of this standard.

BUSINESS

Overview

              We are a clinical-stage biopharmaceutical company focused on novel cancer immunotherapy products based on our T-cell receptor platform. We have developed a comprehensive proprietary platform that enables us to identify cancer targets in the form of peptides, which are short sequences of amino acids, find and genetically engineer T-cell receptors, or TCRs, and produce TCR therapeutic candidates for administration to patients. We engineer TCRs to increase their affinity to cancer-specific peptides, including our lead target peptides, NY-ESO-1 and MAGE A-10, in order to target and then destroy cancer cells in patients. Unlike current antibodies and therapies that are based on the use of chimeric antigen receptor T cells, or CAR-Ts, our TCR therapeutic candidates are able to target intracellular as well as extracellular cancer antigens. This capability significantly increases the breadth of targets, particularly as intracellular targets are known to be more closely associated with cancer, but are inaccessible with other autologous T-cell immunotherapy approaches. We believe this approach will lead to TCR therapeutic candidates that have the potential to significantly impact cancer treatment and clinical outcomes of patients with cancer.

              Our lead program is an affinity-enhanced TCR therapeutic targeting the NY-ESO-1, or NY-ESO, cancer antigen. We are conducting Phase 1/2 clinical trials for our NY-ESO TCR therapeutic candidate in patients with solid tumors and hematological malignancies including synovial sarcoma, multiple myeloma, melanoma, ovarian cancer and esophageal cancer. As of February 28, 2015, we had administered our NY-ESO TCR therapeutic candidate to 44 patients across several cancer indications. In both synovial sarcoma and multiple myeloma, we have seen responses and preliminary evidence of tumor reduction in patients with highly refractory cancers. In our synovial sarcoma trial, as of February 28, 2015, 10 patients had received our NY-ESO TCR therapeutic candidate and of these, six patients had responded, with one complete response (before relapse at nine months) and five partial responses. Of the patients with a partial response, the first three patients subsequently underwent resection for residual disease and one of those three patients has remained without evidence of any disease as of February 2, 2015. Interim results in the multiple myeloma trial following autologous stem cell transplant, or auto-SCT, showed a 61% complete or near complete response rate at 100 days post-administration in 21 patients with active disease at the time of transplant. The NY-ESO engineered T cells have persisted in the myeloma trial for six months in all but one patient and, in a subset of patients, for two years following administration. In addition, based on our clinical data to date, we believe our NY-ESO TCR therapeutic candidate has a promising tolerability profile.

              We expect to report further data on these trials, as well as additional trials, in 2015 and 2016. If we continue to receive further encouraging clinical data, we plan to accelerate the clinical program for our NY-ESO TCR therapeutic candidate, which we are developing in partnership with GlaxoSmithKline, or GSK. We believe our NY-ESO TCR therapeutic candidate may be eligible for expedited regulatory approval pathways, including fast track, breakthrough therapy and accelerated approval.

              We have a number of programs outside of the GSK collaboration. Specifically, we plan to submit an Investigational New Drug Application, or IND, for our TCR therapeutic candidate directed at MAGE A-10, initially focused on breast or lung cancer, in 2015. In addition to this program, we expect to leverage our TCR technology platform to continue to build our pipeline of proprietary TCR therapeutic candidates, including our TCR therapeutic candidate directed to Alpha Fetoprotein, or AFP, which has started preclinical testing. We have identified over 30 intracellular target peptides that are preferentially expressed in cancer cells and have ongoing unpartnered research programs on eight of these. We believe these eight unpartnered research programs are relevant to a wide range of cancer indications.

              Our expertise and leadership in the field of TCRs is underscored by the large pipeline of TCRs we have identified and validated and by the promising early data with our NY-ESO TCR therapeutic candidate in both solid tumors and hematological malignancies. The following table summarizes our most advanced TCR therapeutic candidates:

(1)
GSK retains an exclusive option to license NY-ESO TCR for all indications.

              We retain full ownership of our current preclinical pipeline of engineered TCR therapeutic candidates, including our MAGE A-10 TCR therapeutic candidate together with TCR therapeutic candidates in eight additional unpartnered research programs.

              Cancer is a leading cause of death worldwide and is characterized by the uncontrolled growth of abnormal cells whose ability to evade the immune system's surveillance is a key factor in their proliferation and persistence. Despite advances made in the treatments available to cancer patients, there continues to be a high unmet need for additional products and treatments, especially for patients with recurrent tumors or cancer types that are resistant to current therapeutic alternatives. Immunotherapy is a form of cancer treatment that uses a patient's own immune system to combat cancer and is one of the most actively pursued areas of research by biotechnology and pharmaceutical companies today. Interest in immunotherapy is largely driven by recent compelling efficacy data in cancers with historically bleak outcomes and by the potential to achieve a cure or functional cure for some patients. We believe that immunotherapy has the potential to become the primary cancer treatment for recurrent tumors or cancer types that are resistant to current therapeutic alternatives.

              While the field of immunotherapy in cancer has now achieved proof of concept and yielded significant durable responses in multiple tumor types, there remain major tumor types (e.g., colon, breast and prostate) as well as patient groups within responsive tumors (e.g., subsets of patients with melanoma and lung, renal and ovarian cancers) that do not respond to current immunotherapy approaches. One theory to explain this non-responsiveness is that certain tumors require direct immune stimulation. The CAR-T technologies seek to deliver activated T cells towards malignancies to initiate an immune response. The primary challenges in the field have been to achieve an acceptable efficacy and safety profile, or therapeutic index, to successfully target solid tumors. As such, the major successes in CAR-T technologies have primarily been in hematological malignancies. Our research efforts are focused entirely on targeting tumors in ways that may result in an improved therapeutic index and have potential applications in solid tumors as well as hematological malignancies. We believe our TCR technology, in contrast to that of CAR-T, allows for more specificity in targeting tumors versus healthy tissue through the ability to target intracellular peptides. In addition, we have invested heavily in an extensive preclinical safety testing program that is designed to minimize any off-target cross-reactivity of our TCR therapeutic candidates.

              The immune system plays an important role in targeting and destroying cancer cells. Specifically, T cells, which are a type of white blood cell, and their receptors create a natural system that is designed to scan the body for diseased cells. In general, cells process proteins internally and then convert these proteins into peptide fragments which are then presented on the cell surface by a protein complex called the Human Leukocyte Antigen, or HLA. TCRs naturally scan these peptide fragments to search for abnormalities. Binding of naturally occurring TCRs to cancer targets, however, tends to be very poor because cancer proteins appear very similar to naturally occurring proteins on healthy cells and TCRs that recognize what the body sees as "self-proteins" are eliminated during early human development.

              We engineer naturally occurring TCRs and enhance their ability to target and bind to cancer peptides thereby enabling a highly targeted immunotherapy. Our proprietary technology platform includes the identification of target peptides, successful engineering of affinity-enhanced TCRs, preclinical safety testing and optimized manufacturing processes suitable for producing engineered TCR therapeutic candidates for use in clinical trials and commercialization. Engineering TCRs requires balancing the need for higher affinity to the target peptide with the risk of cross-reactivity, which increases at higher affinities. We believe this is one of our core competitive advantages given our proven ability to overcome the challenging nature of this process and develop affinity-enhanced TCRs.

              Once we identify a specific cancer target, we create an engineered affinity-enhanced TCR, which then undergoes extensive preclinical safety testing before administration to patients. The process for treating a patient with an engineered TCR therapeutic candidate involves extracting the patient's T cells and then combining the extracted cells with our delivery system containing the gene for our affinity-enhanced TCR, through a process known as transduction. Our delivery system uses a type of virus known as lentivirus to transduce the patient's T cells and is referred to as a lentiviral vector. The transduced T cells are then expanded and infused into the patient. When these T cells encounter an HLA-peptide complex, they multiply and initiate the destruction of the targeted cancer cells.

              Our NY-ESO TCR therapeutic candidate represents the culmination of years of engineering and preclinical research, and, to date we have produced encouraging clinical data in synovial sarcoma and multiple myeloma. We have also utilized our proprietary TCR technology platform to develop a pipeline of TCR therapeutic candidates that we believe may be effective in a variety of cancer types that are unresponsive to currently available and experimental therapies.

              Under our collaboration and license agreement with GSK, GSK funds the development of, and has an option to obtain an exclusive license to, our NY-ESO TCR therapeutic candidate. In addition, GSK has the right to nominate four additional target peptides. The first of these additional targets will be selected from a pool of three target peptides, with the pool having already been jointly chosen by GSK and us. Following completion of initial research on these three target peptides, GSK is entitled to nominate one TCR therapeutic candidate, and we will retain all rights to the other two TCR therapeutic candidates. In addition, three other target peptides may be selected by GSK in the future. These target peptides are outside of our eight unpartnered research programs and any other programs relating to target peptides where Adaptimmune initiates development of a TCR therapeutic candidate. We retain full ownership of our current preclinical pipeline of engineered TCR therapeutic candidates, including the MAGE A-10 TCR therapeutic candidate together with TCR therapeutic candidates in eight additional unpartnered research programs.

              We have a strong portfolio of patents covering the engineering of TCRs and composition of matter of our lead therapeutic candidates, our proprietary TCR technology platform and certain aspects of our manufacturing processes. Our technology platform and clinical programs have enabled us to raise over $103 million in equity from mutual funds, healthcare-dedicated funds and others. This financing has allowed us to enhance and expand our clinical and preclinical programs as well as build our team with additional scientists. This support from equity investors is complemented by our strategic collaboration with GSK.

Our Strengths

  •
  Our lead program has provided preliminary evidence of clinical responses in hematological malignancies and solid tumors that have historically been hard to treat.    We are conducting ongoing clinical trials for our NY-ESO TCR therapeutic candidate. As of February 28, 2015, we had seen one complete response and five partial responses out of 10 patients in our synovial sarcoma trial and a 59% complete and near complete response rate in 25 patients in our multiple myeloma trial in conjunction with auto-SCT, assessed at 100 days. In addition, based on our clinical data to date, we believe our NY-ESO TCR therapeutic candidate has a promising tolerability profile.

  •
  We have developed a comprehensive proprietary technology platform centered on the development of TCR therapeutic candidates and associated process and manufacturing capabilities.    Our proprietary technology platform covers identification of target peptides, successful identification and engineering of affinity-enhanced TCRs, preclinical safety testing and optimized manufacturing processes suitable for producing engineered TCR therapeutic candidates for use in clinical trials and commercialization. We believe our technology platform, which has been developed over a decade, will enable development of additional TCR therapeutic candidates targeting cancers that have previously been difficult to treat.

  •
  We have identified a large and growing pool of cancer targets for which we can develop additional TCR therapeutic candidates.    We have identified over 30 intracellular target peptides that are preferentially expressed in cancer cells and have ongoing unpartnered research programs on eight of these. Because our technology relies upon the body's natural system of processing intracellular proteins and most cancer peptides are located intracellularly, the number of peptides that we can target with our engineered TCR therapeutic candidates is potentially large. Our approach contrasts with CAR-T technologies which use antibody binding recognition systems to artificially activate T cells and can only bind to whole surface proteins expressed on the targeted cell. While our TCR therapeutic candidates are initially suitable for patients with HLA A2, we believe our platform will be applicable to multiple HLA types, enabling broad coverage of the HLA types that make up the majority of the patient population.

  •
  We have a strong and growing intellectual property portfolio to protect our products and proprietary platform.    We have a strong intellectual property portfolio covering the target identification, affinity enhancement and comprehensive preclinical testing processes as well as composition of matter claims over our engineered TCR therapeutic candidates.

  •
  Our strategic alliance with GSK provides additional support in product development and regulatory experience.    We believe our strategic partner, GSK, provides experience in manufacturing, biologic development and regulatory planning and quality systems. Further, we expect to use knowledge gained from our NY-ESO TCR therapeutic candidate program to improve the development pathways for our unpartnered TCR therapeutic candidate programs.

  •
  We have a highly knowledgeable and experienced management team with extensive industry experience and expertise in the United States and in Europe.    Our senior management, which has substantial experience in the biopharmaceutical industry, includes our CEO, James Noble, who has 24 years of experience serving on the boards of public and private companies in the biotechnology sector from Europe and the United States, including seven years as our founding CEO and a further six years as the founding CEO of Avidex Ltd, our predecessor company. Our Chief Operating Officer, Dr. Helen Tayton-Martin, has 23 years of experience in the pharmaceutical, biotechnology and consulting industries in disciplines including preclinical and clinical development, outsourcing, strategic planning, due diligence and business development. Dr. Gwendolyn Binder-Scholl, who heads our clinical and regulatory development efforts in the United States, has 14 years of industry and academic experience in cellular and gene therapy translational research and drug development.

Our Business Strategy

              Our strategic objective is to build a global oncology business with an extensive portfolio of engineered TCR therapeutic candidates that have the potential to significantly impact the clinical outcomes of patients with cancer. In order to achieve our objective, we are focused on the following strategies:

              Rapidly advance our NY-ESO TCR therapeutic candidate into registrational trials. We are collaborating with GSK to advance our NY-ESO TCR therapeutic candidate and expand and accelerate our clinical trials into additional sites, both in the United States and in Europe. We believe data from these trials, if positive, may enable us to go directly into one or more registrational or pivotal clinical trials. We are currently conducting five Phase 1/2 clinical trials in multiple cancer types including synovial sarcoma, multiple myeloma, melanoma, ovarian cancer and esophageal cancer and expect to commence an additional clinical trial for non-small cell lung cancer in 2015.

              Advance our MAGE A-10 and other therapeutic candidates through clinical development. We retain full development and commercialization rights to our MAGE A-10 therapeutic candidate and intend to submit an IND for this product candidate in 2015. We believe that our MAGE A-10 TCR therapeutic candidate has the potential to be effective in many solid tumors, including breast or lung cancer. Currently, we do not intend to partner our MAGE A-10 TCR therapeutic candidate or our other preclinical TCR therapeutic candidates.

              Advance further TCR therapeutic candidates from our unpartnered portfolio to the product development stage. We currently have eight active unpartnered research programs on potential TCR therapeutic candidates. We intend to advance these research programs into preclinical and clinical development as soon as practicable.

              Leverage our TCR technology platform by continuing to identify cancer targets that are not accessible by current antibody and CAR-T approaches. We intend to continue to generate our TCR therapeutic candidates from our fully integrated technology platform, which enables the systematic identification and validation of suitable target peptides, T-cell cloning, engineering of TCRs and comprehensive preclinical testing processes.

              Continue to improve potency and durability of response to our TCR therapeutic candidates. We intend to continue further developing our TCR therapeutic candidates by improving potency and durability and also exploring the addition of other components in our lentiviral vector, which would be expressed in the TCR therapeutic candidate alongside the engineered TCR.

              Optimize and expand our process development and manufacturing capabilities to maintain our leadership position in the TCR space. We plan to optimize the manufacture, supply, associated analytical expertise and quality systems for our TCR therapeutic candidates to ensure that our manufacturing capability is sufficient for later stage clinical trials and commercial supply.

              Leverage our existing strategic alliance with GSK. We expect to capitalize on GSK's drug development and regulatory expertise and commercial capabilities to bring our partnered therapeutic products to market. We expect to apply knowledge gained from our NY-ESO TCR therapeutic candidate collaboration program with GSK to the development and commercialization of other TCR therapeutic candidates in our pipeline.

              Expand our intellectual property portfolio. We intend to continue building on our technology platform, comprised of intellectual property, proprietary methods and know-how in the field of TCRs. These assets form the foundation for our ability to not only strengthen our product pipeline, but also to successfully defend and expand our position as a leader in the field of TCRs.

Background on TCRs

              There are two modes of action by which the body's natural immune system targets diseased cells. The first uses an antibody recognition system, which targets whole proteins on the cell surface. The other is through TCRs that target the HLA peptide complex. The HLA peptide complex derives from intracellular target proteins that are broken down into short peptide fragments, which are captured by the HLA for presentation on the cell surface. TCRs target and bind to a specific HLA peptide complex, as shown in the illustration below, resulting in the destruction of those targeted cells. The target peptides that are presented by the HLA peptide complex include the whole array of proteins expressed by a cell, not just transmembrane or cell-surface proteins. The majority of cancer targets are located inside the cell.

              For our initial NY-ESO TCR therapeutic candidate, we are targeting HLA A2, which is found in approximately 50% of the U.S. Caucasian population and is one of the most common HLA types globally. Among patients with a specific HLA type, the same peptide is presented consistently, which means that any engineered TCR therapeutic candidate targeting that peptide will be able to target the same peptide presented in nearly all patients of that HLA type. We are also working on programs for TCR therapeutic candidates that target the other most common HLA types.

    Limitations of Natural Affinity TCRs and the Importance of Engineering

              Binding of naturally occurring TCRs to any presented cancer peptides can be very poor for three reasons:

  •
  Very few TCRs are capable of recognizing cancer-specific target peptides because cancer proteins (and the target peptides presented on HLA from cancer cells) appear very similar to naturally occurring proteins and any related high-affinity TCRs are eliminated early in human development.

  •
  Cancer cells reduce the HLA presentation such that the TCR can no longer naturally recognize the target as a cancer cell.

  •
  The body has no capacity to enhance the affinity of a TCR to the cancer HLA peptide complex, unlike antibodies where affinity maturation occurs in response to exposure to the disease protein.

This means that the natural immune system is unable to recognize and respond to most cancer cells and, even if it does respond, the response is typically very poor.

Our Engineered TCR Therapeutic Candidates

              Our engineered TCR therapeutic candidates start with naturally occurring TCRs, which we then enhance in order to increase their ability to recognize and bind to cancer target peptides presented by the HLA peptide complex. We believe this has the potential to result in a targeted and effective treatment.

              The TCRs consist of two associated protein chains: the alpha (a) and beta (b) chains. Each of the chains has two regions: a variable region and a constant region. The constant region sits next to the T-cell membrane and the variable region of the two chains binds to the target peptides. The variable region of each TCR chain has three hyper-variable complementarity determining regions, or CDRs. Our technology modifies these CDRs in order to enhance affinity to the cancer cell's HLA peptide complex.

              By genetically engineering the TCR sequence, we produce an enhanced TCR with increased affinity for the cancer target peptides. This process improves the ability of the engineered T cell to recognize cancer targets that are present at very low levels and subsequently activate the immune system. It is not known a priori what affinity will be required for each TCR to be effective. We therefore produce libraries of affinity-enhanced TCRs from which we select a panel, which we test for potency and potential for cross-reactivity, or binding to non-cancerous cells. The effect of enhancing TCR affinity can be shown in the chart below:

              We then select the TCR that we believe will allow us to develop the most effective TCR therapeutic candidate, which we test for ability to destroy cancer cells (potency) and ability to leave non-cancerous cells intact (minimal cross-reactivity).

              The two circles above show results from tests designed to see whether a T cell is activated in the presence of a cancer cell. Activation is shown in this test by the presence of dark spots. The circle on the left shows that a natural affinity T-cell receptor does not recognize the cancer cells and is therefore not activated. The circle on the right shows that a higher affinity T-cell receptor does recognize the same cancer cells and is therefore activated to destroy them.

    Differences between TCRs and CAR-Ts

              Current alternative T-cell therapies in development utilize CAR-T technologies to modify T cells for therapeutic effect. T cells do not naturally express anything that would normally recognize a whole protein. CAR-Ts attach an antibody fragment to a T cell to recognize a whole surface protein expressed on the target cell, a recognition system that does not occur naturally. Therefore, this antibody fragment must be artificially linked to a number of signaling domain proteins within the T cell designed to activate the T cell once the antibody recognition fragment binds to a protein on the target cell. Although not HLA-restricted in the same way as our TCR therapies, use of CAR-Ts is limited by the relatively small number of identified cancer targets expressed on the cell surface and which can be bound by the CAR-T technology.

              The following illustration shows the different targets being addressed by typical CAR-T cells and our engineered TCR therapeutic candidates.

              The main differences between our TCR therapeutic candidates and CAR-T therapies are as follows:

              Nature of Recognition System.    Our engineered TCRs enhance the affinity of the natural TCR system using the cell's own internal signaling machinery, which means that there is no need to change the T cell in other ways. In contrast, the CAR-T technology adds an antibody recognition system to a T cell, creating a construct that is not seen in nature. CAR-T technology, therefore, has to alter the intracellular machinery in order to activate the T cell.

              Greater Number of Targets.    TCRs recognize peptide fragments from proteins present within the cell and expressed on the cell's surface, whereas CAR-Ts can only recognize whole proteins expressed on the cell's surface. TCRs are capable of targeting a greater number of proteins and may be able to more selectively target cancer cells and target a broader array of tumor types.

              Expression on Healthy Tissue.    To date, the identified targets of CAR-T technologies are not only more limited in number, but also expressed on healthy tissue. Our TCR therapies are selected against targets which are either not generally expressed on healthy tissue or expressed only in certain patient sub-populations or at minimal levels.

              HLA Restriction.    TCRs recognize proteins that are presented to the immune system as a peptide bound to an HLA type, and are therefore limited to a certain HLA type. HLA types vary across the human population, but we are targeting HLA A2, which is found in approximately 50% of the U.S. Caucasian population and is one of the most common HLA types globally. Unlike TCRs, CAR-Ts are capable of recognizing the target protein on the cell surface regardless of HLA type.

              By choosing the target peptides that our engineered TCR therapeutic candidates recognize, our therapeutics can potentially be directed to cancers that are currently untreatable or have poor clinical outcomes. Our engineered TCR therapeutic candidates recognize specific cancer targets that may be present on several different tumor types, including solid tumors. The expression of these cancer targets may also be associated with higher-grade and/or late-stage tumors, which are generally associated with a poor prognosis.

Our Technology Platform

              Our current engineered TCR therapeutic candidates are dependent on our integrated and proprietary technology platform that has been developed over more than 10 years.

    Target Peptide Identification

              We have identified and validated over 30 intracellular target cancer peptides. Our proprietary identification system provides target peptides suitable for commencing a TCR therapeutic candidate program. We believe our eight target peptides that have been prioritized for engineered TCR therapeutic candidate development all have very low levels of cross-reactivity to non-cancerous cells and therefore are well suited for development.

              Validation and identification of potential targets requires (a) analysis of presentation of the relevant target peptides in cancer cells; (b) analysis of presentation of the relevant target peptide in healthy tissue for prediction of cross-reactivity; and (c) validation of presentation on the cancer cell surface.

    Identification and Generation of an Engineered TCR Therapeutic Candidate

              Once the target peptide has been identified and validated, we can generate an engineered TCR therapeutic candidate through isolation of the natural TCRs followed by genetic engineering. Our internal process is reliant on the following factors:

  •
  Our ability to identify and quickly develop engineered TCR therapeutic candidates through a proprietary process enabling rapid identification and cloning of TCRs and hence progression to engineered TCRs capable of binding to any selected target peptide.

  •
  Our ability to make stable, soluble TCRs to enable measurement and analysis of engineered TCR proteins and resulting identification of engineered TCRs required for target peptide binding. This requires the use of our proprietary di-sulfide bond methodology.

  •
  Our ability to utilize a proprietary phage display system for TCRs. Phage display is a technique widely used in antibody research to enhance affinity of monoclonal antibodies for therapy. In our experience, antibody phage display systems do not work with TCRs. We have therefore developed and use a proprietary phage display approach that enables isolation of engineered TCRs and, as a result, we are able to select engineered TCRs from a large, diversified library.

    Preclinical Testing

              We have developed a proprietary preclinical screening program that seeks to minimize any potential off-target binding or cross-reactivity and thereby aims to improve the safety profile of our products. All engineered TCR therapeutic candidates will be subjected to this rigorous preclinical screening program. We developed and optimized this program as a result of off-target cross-reactivity in one of our previous TCR therapeutic candidates, MAGE-A3, in which cross-reactivity is believed to have caused two deaths in clinical programs. The preclinical screening program seeks to identify the amino acids to which the engineered TCR therapeutic candidate will bind within any target peptide, thereby identifying those amino acids that are important for TCR recognition of any target peptide. That information can then be deployed to identify other off-target sequences within the human body that could also be bound.

              Our preclinical screening program identifies potential cross-reactivity including binding to peptides presented on other HLA types (allo-reactivity), platelet activation and reactivity in different cell systems (e.g., cardiomyocytes, hepatocytes, endothelial cells, astrocytes and neurons). Our preclinical screening program is split into three main stages: molecular analysis, human cell testing and potency/efficacy testing.

  •
  Molecular analysis uses a variety of techniques to systematically identify peptides within the human body that are similar to the target peptide and which therefore might be bound by the affinity-enhanced engineered TCR. The testing is intended to identify any potential cross-reactivity. The amino acids within the affinity-enhanced TCR, which are important for binding to a peptide, are identified by substitution of the relevant amino acids. Based on identification of those binding amino acids, variations of the target peptide which are also capable of being bound by the engineered TCR are then identified. Theoretical cross-reactivity against peptides within the human body which have any of the amino acid sequences capable of being bound by the affinity-enhanced engineered TCR can then be identified and investigated to see if such peptides are actually presented on cells and whether they can be bound by the affinity-enhanced engineered TCR.

  •
  Human cell testing is used to assess whether the affinity-enhanced engineered TCR binds to samples of normal cells and whole blood samples.

  •
  Potency/efficacy testing is used to assess the potency and efficacy of the affinity-enhanced engineered TCR.

    Delivery of TCR Therapeutic Candidates to Patients

              Patients eligible for clinical trials with our engineered TCR therapeutic candidates have a portion of their white blood cells collected using a process called leukapheresis, a procedure in which a patient's blood is extracted and the white blood cells are separated from the remaining fractions. The extracted white blood cells are transferred to a U.S. central manufacturing facility operated by a contract development and manufacturing organization (currently Progenitor Cell Therapy LLC) for manufacturing of the TCR therapeutic candidate that we administer to the patient. CD4 and CD8 T cells are isolated from the white blood cells and mixed with our lentiviral vector to transduce the T cells with the genes encoding the affinity-enhanced TCRs and also with the artificial peptide presenting cell microbeads (antibody-bound magnetic Dynabeads® CD3/CD28) to expand the T cells. The transduced T cells are then expanded for nine to 12 days, and concentrated and frozen to permit release testing. Cell product can be stored long term until the patient is ready to receive the infusion, although typically patients receive the cell product within 21 to 28 days after their leukapheresis.

              We use a lentiviral vector to transfer the modified genes for the affinity-enhanced TCR into patient T cells. The lentiviral vector is referred to as a self-inactivating vector derived from HIV-1 and was chosen because it has an enhanced biosafety profile and produces stable modified cells. The vector includes the transgene required for production of engineered TCRs and also three packaging plasmids. We continue to make a number of enhancements to the vector and cell processing as we further develop our TCR therapeutic candidates.

              All of our current engineered TCR therapeutic candidates in clinical trials utilize an initial lympho-depletion chemotherapy conditioning step to activate proliferation and enhance the effectiveness of our TCR therapeutic candidate.

              The diagram below illustrates the process by which our TCR therapeutic candidates are prepared and administered to patients.

Next Generation Technology Platform Development

    Manufacturing

              In parallel with our ongoing clinical programs and underlying target peptide identification work, we are aiming to optimize the processes for our lentiviral vector and engineered TCR therapeutic candidate manufacturing processes to produce a version 1.5 process for each. Our goal is to achieve a more consistent and efficient manufacturing process and therefore reduce the cost of supply.

              We intend to make a number of changes to our current manufacturing process. Our current version 1.0 manufacturing process is manually intensive, and we are now streamlining some of these manual steps by simplifying the process to select the initial T cells. We are also introducing cryopreservation steps which make the logistics of administering our TCR therapeutic candidates more flexible for patients. Finally, we are changing the growth medium that we use in the later parts of the process to a standard growth medium which prevents the need to make media specific for the process.

              In addition to development of the version 1.5 processes, we are working towards automation of manufacture to produce a version 2.0 process and we intend to bring these activities in-house. We are also working with third-party contractors to develop companion diagnostics for screening of patient tumors for the presence of target peptides for use with our TCR therapeutic candidates.

    Generation 2 Therapeutics

              We believe that there is also further room to enhance the potency and durability of our TCR therapeutic candidates, for instance by adding further active proteins into the lentiviral delivery system. These enhancements are designed to result in generation 2 engineered TCR therapeutic candidates for future clinical programs.

Our TCR Therapeutic Candidates

    NY-ESO TCR Therapeutic Candidate

              The following table summarizes the indications for our NY-ESO TCR therapeutic candidate:

(1)
GSK retains an exclusive option to license NY-ESO TCR for all indications.

              Our first engineered TCR therapeutic candidate, our NY-ESO TCR therapeutic candidate, targets the NY-ESO-1 target peptide. In-house testing to assess the presence of this target peptide across cancer types suggests that this therapy has utility for treating synovial sarcoma, multiple myeloma, melanoma, ovarian and esophageal cancers and Phase 1/2 trials are ongoing in these indications.

              We currently sponsor all of our U.S. clinical trials. We submitted our IND for our NY-ESO TCR therapeutic candidate in December 2010, and clinical trials are running at nine clinical trial sites across the United States, including the National Cancer Institute, University of Pennsylvania, University of Maryland, The Children's Hospital of Philadelphia and Memorial Sloan Kettering Cancer Center. We are now commencing European trials as well.

              Our NY-ESO TCR therapeutic candidate has generally been well tolerated with relatively few related adverse events above grade 3. Adverse events that have been reported in more than 15% of patients and considered at least possibly related to our NY-ESO TCR therapeutic candidate include diarrhea, rash, fever, fatigue, disturbed liver function tests, nausea and anemia. Several events have been classified as serious adverse events. Related serious adverse events occurring in more than one patient include neutropenia, pyrexia, Cytokine-Release Syndrome, Graft Versus Host Disease and dehydration. Graft Versus Host Disease, which impacts the gastrointestinal tract, has only been reported in our myeloma transplant study involving auto-SCT. We have also seen a suspected unexpected serious adverse reaction of grade 4 supraventricular tachycardia, or SVT, in one patient.

    Synovial Sarcoma Trial

              Synovial sarcoma, a cancer of the connective tissue, accounts for approximately 6% to 10% of all soft tissue sarcomas. Approximately one third of synovial sarcomas occur in childhood and the peak incidence is in the third decade of life, with 70% of sarcomas occurring in patients younger than 40 years old. The majority of patients who develop metastatic soft tissue sarcomas are currently incurable, with 75% to 80% of patients not surviving past two to three years. First line therapy typically involves radiotherapy and chemotherapy, as well as surgical resection where possible. There are limited additional treatment options for unresectable, recurrent and metastatic synovial sarcoma, which is nearly always fatal, and systemic therapy is mainly used to provide palliation and slow disease progression. In 2012, the FDA granted approval for marketing of pazopanib hydrochloride (marketed as Votrient) for treatment of soft tissue sarcoma in patients who had received prior chemotherapy. Based on Votrient's prescribing information, progression-free survival time for patients with synovial sarcoma receiving pazopanib was 4.1 months (0.9 months on placebo), and in 246 patients with all types of soft tissue sarcomas, there were 11 partial responses but no complete responses.

              We are currently conducting a Phase 1/2 open-label clinical trial of our NY-ESO TCR therapeutic candidate in patients with synovial sarcoma. Patients in this trial all had unresectable, metastatic or recurrent synovial sarcomas with low life expectancy. We are investigating the primary efficacy response using RECIST (Response Evaluating Criteria in Solid Tumors) 1.1 criteria:

  •
  Complete Response (CR):  Disappearance of all target and non-target lesions.

  •
  Partial Response (PR):  At least a 30% decrease in the sum of the diameters of target lesions, taking as reference the baseline sum diameters, without the appearance of new, and/or unequivocal progression of existing, non-target lesions.

  •
  Stable Disease (SD):  Neither sufficient shrinkage to qualify for PR nor sufficient increase to qualify for Progressive Disease (PD).

              Interim results of this trial from March 2014 were presented by the trial investigator at the Connective Tissue Oncology Conference (CTOS) in October 2014. In the first six patients, four patients responded with one CR and three PRs and two patients had SD as the best overall response, as described in the table and graph below:

Patient	NY-ESO Staining(1) (archival tissue)>	Best Overall Response

200	2-3+ in >50%	SD(2)

201	3+ in 100%	CR

202	3+ in 30%	PR

204	2-3+ in 50%	PR

205	3+ in ~100%	PR

261	3+ in >99%	SD

206	2+ in >50%	Pending

207	3+ in >80%	Pending

          (1)
          Staining describes the degree of NY-ESO present in each patient's tumor (3+ is the highest).

          (2)
          This patient's response was PD at month two.

                      Source: Melinda Merchant, M.D., Ph.D. CTOS, October 2014

 Time Course of Tumor Reduction

                      Source: Melinda Merchant, M.D., Ph.D. CTOS, October 2014

              The clinical course of the patient with a CR is illustrated below. In the first row prior to treatment with our NY-ESO TCR therapeutic candidate (referred to below as "Baseline"), the patient scans show several measurable and multiple other lesions throughout the lungs. In the second row (referred to below as Day +2) and reflecting the position two days after administration of our TCR therapeutic candidate, the lesions appear worse owing to inflammation caused by T-cell activity. In the final row 101 days after administration of our TCR therapeutic candidate (referred to below as "Day 101"), the lesions have disappeared from the patient scans.

Source: Melinda Merchant, M.D., Ph.D. CTOS, Berlin, October 2014

              The clinical course of one of the patients with a partial response is illustrated below. In the first picture prior to treatment with our NY-ESO TCR therapeutic candidate, there is a large, un-resectable lesion behind the knee. In the second picture, at one month after administration of our TCR therapeutic candidate, there is a noticeable reduction in the size of the lesion. By the third picture, at two months after administration of our TCR therapeutic candidate, there was a an approximately 70% reduction in lesion size. The lesion could then be resected.

Source: Melinda Merchant, M.D., Ph.D. CTOS, Berlin, October 2014

              As of October 2014, our NY-ESO engineered T cells have demonstrated persistence in four patients beyond three months and in two patients at one year following administration.

    Our Updated Clinical Data as of February 28, 2015

              As of February 28, 2015, a total of 10 patients had been infused with our NY-ESO TCR therapeutic candidate. Of the 10 patients, six have responded. The one CR remained between month three and up to month nine before small lesions reappeared and the patient relapsed. In the five PRs, three PRs continued for four to six months and two PRs have been more recently reported at one and two months. This is illustrated by the graph below.

***
Surgical resection of primary but still with PR of lung lesions

**
Progression of disease from nadir à resection of NY-ESO+ lung mets

#
Low cell dose, late cytokine release syndrome with tumor infiltrating NY-ESO-1+ cells, tumor progression

Source: Crystal Mackall, National Cancer Institute

              Of the 10 patients, four patients were diagnosed with grade 1 to 3 Cytokine-Release Syndrome, which resolved with supportive therapy and none required steroid treatment. We have reported one suspected unexpected serious adverse reaction relating to a grade 4 SVT. The patient had a lesion in the chest close to the heart and had had an episode of SVT, prior to administration of our NY-ESO TCR therapeutic candidate. Following administration, the patient had two further episodes of SVT, which resolved with treatment. These SVT episodes were thought possibly related to our TCR therapeutic candidate causing inflammation of the chest lesion and consequent irritation of the right atrium provoking the SVT. The chart below lists all serious adverse events of grade 3 or above that were thought possibly related to our TCR therapeutic candidate and were observed in patients during the trial and through February 2, 2015 by the principal investigator in the trial.

Patient ID	Diagnosis by PI	Outcome	Relationship
261	Cytokine-Release Syndrome	Recovered	Definite
206	Dyspnea	Recovered	Possible
206	Pyrexia	Recovered	Possible
208	Supraventricular tachycardia	Recovered	Possible
208	Enterocolitis	Recovered	Possible
263	Skin rash	Recovered	Possible

              Based on the positive responses to date, we are extending the trial to include an additional 30 patients in U.S. sites. In the second quarter of 2015, the first of three cohorts of 10 patients is planned to open in the United States. These cohorts are designed to standardize the optimal cell dose, determine the optimal level of the NY-ESO target peptide on screening and the regimen of chemotherapy given to patients before administration of our NY-ESO TCR therapeutic candidate.

    Multiple Myeloma Trials (Transplant and Non-transplant)

              Multiple myeloma is a cancer that forms in a type of white blood cell (plasma cells) and is characterized by the proliferation of those plasma cells within bone marrow. Its prevalence in the United States is reported to be approximately 77,600 cases with approximately 24,000 new cases in 2014. Average five-year survival rates are estimated to be less than 45% with survival rates depending on factors such as age, stage of diagnosis and suitability for auto-SCT, which is used as part of the treatment for eligible patients with multiple myeloma. Despite recent therapeutic advances, multiple myeloma remains an incurable but treatable cancer. Patients are typically treated with repeat rounds of combination therapy with the time intervals to relapse becoming shorter with each successive line of therapy. The majority of patients eventually have a relapse which cannot be further treated. At this late stage, median survival is only six to nine months and treatment is primarily palliative to reduce symptoms and manage quality of life.

              We have conducted a Phase 1/2, open-label, two-site clinical trial in 25 multiple myeloma patients who were eligible for an auto-SCT. This Phase 1/2 clinical trial was open to patients with high risk or relapsed multiple myeloma, who have few remaining treatment options and low life expectancy. Prior to enrollment in the clinical trial, patients had received on average three prior therapies and the trial included five patients that had a prior auto-SCT. Sixty percent of tumors contained cytogenetic abnormalities that represent negative prognostic indicators.

              We assessed disease response in accordance with the International Uniform Response Criteria for myeloma assessment and the additional criteria of nCR which was consistent with the methods employed by the Bone Marrow Transplantation Clinical Trials Network where:

  •
  Complete Response (CR)  means negative immunofixation detection of serum and urine monoclonal, or M-protein, disappearance of any soft tissue plasmacytomas, and less than 5% plasma cells in bone marrow. M-protein is a characteristic feature of multiple myeloma as it is produced by malignant plasma cells, or myeloma cells.

  •
  Near Complete Response (nCR)  means disease that is detected by positive immunofixation, less than 5% plasma cells in the marrow, and no increase in size or number of lytic bone lesions.

              Interim results from our Phase 1/2 clinical trial in multiple myeloma patients were reported in November 2013 at the American Society of Hematology (ASH) Meeting. The summary report indicated encouraging responses in a high risk myeloma population. Our NY-ESO TCR therapeutic candidate was administered to patients four days after a high dose of melphalan, which is a standard chemotherapeutic agent used prior to auto-SCT, and two days following auto-SCT. The protocol requires that patients are evaluated at six weeks and at three and six months post infusion. The majority of adverse events were related to the high dose of melphalan. Possibly related Serious Adverse Events, or SAEs, reported at that time were neutropenia, thrombocytopenia and GI and metabolic disorders, including diarrhea, colitis, hyponatremia and hypomagnesemia.

              As of February 28, 2015, 25 patients have been infused and have undergone response assessment at day 100. Response rates continue to be encouraging in patients with active disease at the time of transplant, with a 61% CR/nCR (13 of 21 evaluable patients among the first 24 patients to have undergone response assessment at day 100) as compared to 24-38% CR/nCR rates at 100 days in other studies treating myeloma with stem cell transplants alone and with stem cell transplants with bortezomib, respectively, as shown in the figure below:

Clinical Responses to NY-ESO T cells at Day 100 in auto-SCT vs. Historical Data

 Source: Comparison Meta-Analysis: Sonneveld et al, JCO September 2013

              The table below illustrates total response shown in the first 24 patients to have undergone response assessment at day 100. The final patient had a VGPR best response by day 100, giving an adjusted response rate of 59% CR/nCR (13 of 22 patients) by day 100 of the clinical trial. Three patients were not assessable as they had ongoing clinical responses at the time of transplant due to bridging therapy received after enrollment and before transplant. These patients were excluded from percentages so as not to bias results by including patients without active disease.

Best Response by day 100	Number of patients	% Total

CR	3	14%

nCR	10	47%

VGPR	1	5%

PR	5	24%

SD	1	5%

PD	1	5%

Total evaluable	21	100%

Not assessable*	3	N/A

*
Patients with VGPR or better going into transplant

              The below images show the impact of the NY-ESO T cells in a patient with a complete response at day 56. The image on the top left shows a histology slide of diseased marrow with abnormal plasma cells. The image on the top right shows a normalized bone marrow from a patient with a CR at day 56. The image on the bottom left is from a patient who had a secondary metastasis (plasmacytoma noted by the arrow), which originated from the plasma tumor cells in the marrow and cleared after treatment, as shown by the arrow in the image on the bottom right.

 Source: Aaron Rapoport, MD, ASH, December 2012

              The results obtained from the multiple myeloma trial have provided us with promising preliminary clinical data on our NY-ESO TCR therapeutic candidate, including the association of our TCR therapeutic candidate with tumor-peptide directed T-cell responses in high risk patients. No on-target, off-tumor or off-target toxicities were observed and robust T-cell expansion was seen. The NY-ESO engineered T cells have persisted in multiple myeloma patients in our trial for six months in all but one patient and in nine of 10 patients who have reached at least two years post T-cell administration.

              Six patients in the trial experienced SAEs that were possibly related to administration of our TCR therapeutic candidate and all SAEs were resolved. The SAEs of grade 3 and above considered to be possibly related to administration of our TCR therapeutic candidate by the principal investigator, apart from patient 261 that was upgraded by us, in the trial are listed below as of February 28, 2015:

Patient ID	Diagnosis by PI	Outcome	Relationship
202	Neutropenia	Recovered	Possible
202	Hypoxia	Recovered	Possible
204	Hyponatremia	Recovered	Possible
209	Graft Versus Host Disease—GI	Recovered	Possible
209	Neutrophil count decreased	Recovered	Possible
253	Dehydration	Recovered	Possible
261	Pyrexia	Recovered	Possible
265	Graft Versus Host Disease—GI	Recovered	Definite
265	Pyrexia	Recovered	Probable
265	Diarrhea	Recovered	Probable

              A second Phase 1/2, open-label, multiple-site clinical trial in multiple myeloma is also underway for patients who are ineligible for auto-SCT. The trial is still in its early stages with 10 patients targeted for recruitment, and two patients infused as of February 28, 2015.

    Melanoma Trial

              It is estimated that there were approximately 76,100 new cases of melanoma of the skin and an estimated 9,700 people died of this disease in the United States in 2014. Five-year survival for Stage 3 melanoma (lymphatic involvement) ranges from about 40% to 75% and for Stage 4 (metastatic) is approximately 15% to 20% in the United States. Patients with Stage 4 melanoma suffer an especially poor prognosis with a median survival of six to 10 months.

              We are conducting a Phase 1/2 open-label clinical trial in melanoma. The trial is designed to include six melanoma patients, all of whom failed prior treatment. Our TCR therapeutic candidate will be administered after further lympho-depleting chemotherapy. We will initially observe patients and then assess their response at four weeks, eight weeks and 12 weeks by CT imaging of the chest, abdomen and pelvis. Patients with progressive disease at 12 weeks will be offered alternative treatment options. Patients with SD, PR and CR will remain on trial until progression.

              We are recruiting patients with Stage 3 or Stage 4 melanoma. To date, two patients have been infused with our NY-ESO TCR therapeutic candidate. As of February 28, 2015, one patient had experienced an SAE of engraftment fever (neutropenia and pyrexia), that was possibly related to our TCR therapeutic candidate. Poor responses in the two patients prompted a review of the method of antigen screening. Enrollment in our melanoma trial was delayed until implementation of a new immuno-histochemistry assay, which helps ensure that patients being treated have enough peptide positive cells to be expected to respond to our NY-ESO TCR therapeutic candidate. Recruitment has now resumed using this new assay, which we believe will enable us to identify patients with increased prospects for being eligible to receive our TCR therapeutic candidate.

    Ovarian Cancer Trial

              Epithelial ovarian cancer is the leading cause of death from gynecologic cancer in the United States and the country's fifth most common cause of cancer mortality in women. There were approximately 22,000 new cases of ovarian cancer and an estimated 14,200 people died of this disease in the United States in 2014. Overall, the five-year survival rate is 44%. If the cancer is detected early, at the localized stage when the cancer is only in the part of the body where it started, the five-year survival rate is 92%. However, if the cancer is found in the regional and distant stages, when the cancer has spread, the five-year survival rate is 27%. The majority of cases (61%) are detected at the distant stage. Only 15% are detected at the localized stage. No treatment is available for patients with refractory or resistant metastatic ovarian cancer.

              We are conducting an open-label, Phase 1/2 ovarian cancer trial. The primary trial objective is to determine the safety and tolerability of our NY-ESO TCR therapeutic candidate with chemotherapy preconditioning in patients who have refractory or resistant Stage 3/4 ovarian cancer. This trial involves the treatment of 10 patients, and five patients have been treated so far. Patients who have refractory or platinum resistant disease (i.e., disease has recurred in less than six months) or who have had two previous lines of chemotherapy are targeted for this clinical trial. Overall, the prognosis for such patients is poor. Following the administration of treatment, we evaluate responses in patients daily for the first week, weekly until four weeks, and then at eight weeks, 12 weeks and at six and nine months.

              The first patient treated in our ovarian cancer trial experienced a grade 3 Cytokine-Release Syndrome at day seven post-infusion, concomitant with a significant proliferation of the engineered T cells that constituted about 100% of the peripheral blood at day 14. The patient's tumor markers were also falling during this time. To manage the Cytokine-Release Syndrome, the patient was treated with high dose steroids that abrogated the engineered T-cell function. The protocol was subsequently modified to allow for use of the anti-IL6R antibody, tocilizumab, for treatment of Cytokine-Release Syndrome in future patients, which has been shown to control Cytokine-Release Syndrome without abrogating the anti-tumor response. The patient later reported an SAE of dehydration. The next four patients did not experience a response, which we believe is due to a dose de-escalation of the pre-conditioning chemotherapy that was implemented in these patients, as well as one patient having very low levels of the target peptide. As of February 2, 2015, febrile neutropenia has also been reported as an SAE in one patient as being possibly related to administration of our NY-ESO TCR therapeutic candidate in this trial. The trial has been revised to use the same regimen of chemotherapy as in the synoval sarcoma trial, and to standardize target peptide eligibility levels and the cell dose.

    European Esophageal Cancer and Melanoma Trials

              We are part of a collaboration program called ATTACK 2 (Adoptive engineered T-cell Targeting to Activate Cancer Killing). This program is funded by a European Union Framework Seven (FP7) grant, sponsored by The Christie Trials Co-ordination Unit and is intended to cover two Phase 1/2 clinical trials at seven clinical sites in the United Kingdom, Netherlands, Italy and Sweden using our NY-ESO TCR therapeutic candidate. The objectives are:

  •
  in a first trial to evaluate our NY-ESO TCR therapeutic candidate in esophageal cancer. This trial is intended to be a Phase 1/2 trial with two stages. The first stage is designed to determine effectiveness in 15 patients and, if successful, will be expanded to a second stage for a total of up to 28 patients.

  •
  in a second trial to evaluate different cell populations transduced with our NY-ESO TCR therapeutic candidate in patients with metastatic melanoma.

Our Preclinical Pipeline Programs

              The following table summarizes our MAGE A-10 TCR therapeutic candidate program:

    MAGE A-10 TCR Therapeutic Candidate

              MAGE A-10 is a target peptide expressed in a number of solid tumor cell types, including breast and lung cancer. In the United States, there were an estimated 2.9 million women living with breast cancer in 2011 and an estimated 230,000 new cases were diagnosed in 2014. Breast cancer represented approximately 14% of all new cancers diagnosed in the United States in 2011 and, therefore, is one of the higher prevalence cancers. Breast cancer is commonly treated by various combinations of surgery, radiation therapy, chemotherapy and hormone therapy. Despite advances in screening and other interventions, breast cancer is reported to be the second leading cause of death among women in the United States. Lung cancer is the third most common form of cancer in the United States. It is estimated that approximately 224,000 new cases were diagnosed in 2014, accounting for about 13% of all cancer diagnoses. However, lung cancer is the leading cause of cancer deaths in both men and women and it is estimated that there were approximately 159,000 deaths from lung cancer in the United States in 2014. The one-year and five-year survival rates for lung cancer during 2003 to 2009 were 43% and 17%, respectively. One reason for the relatively poor prognosis is that only 15% of lung cancers are diagnosed at an early stage. For non-small cell lung cancer, which accounts for 84% of lung cancer in the United States, surgery is the treatment of choice for early stage disease. Advanced stage disease requires the use of chemotherapy or radiotherapy, however, median survival even in fit patients remains short at 8 to 10 months.

              Based on our ongoing preclinical evaluation, we believe our MAGE A-10 TCR therapeutic candidate has the potential ability to bind target peptides from multiple cancer types. No off-target cross-reactivity concerns have been identified to date although allo-reactivity responses to one rare HLA gene were observed. Patients with this gene will be excluded from the trial. We intend to submit an IND for our MAGE-A10 TCR therapeutic candidate and anticipate starting clinical trials by the end of 2015, depending on the FDA response.

    Early Stage Programs

              AFP is a target peptide associated with hepatocellular carcinoma. It is estimated that there were 33,000 new cases of liver cancer (including intrahepatic bile duct cancers) in the United States during 2014, 80% of these cases being hepatocellular carcinoma. Liver cancer incidence rates are about three times higher in men than in women. From 1990 to 2009, the mortality from liver cancer has increased 63% in men and 41% in women and it is estimated that in 2014 in the United States 23,000 people died from liver cancer. Approximately 40% of hepatocellular carcinoma is diagnosed at an early stage and may be amenable to surgery (resection or liver transplantation) and/or locoregional procedures (radiofrequency ablation or embolization). With early diagnosis, the five-year survival rate is 29%, but decreases to 10% for regional and 3% for distant stages of the disease. Overall, the five-year survival rate for liver cancer remains low at approximately 16% and has not improved significantly over the past four decades. An affinity-enhanced TCR has been identified and preclinical testing is ongoing in relation to our AFP TCR therapeutic candidate. Completion of the preclinical safety testing is anticipated to occur during 2015.

              In addition to the AFP early-stage program, we have identified over 30 additional intracellular target peptides that are preferentially expressed in cancer cells and have active unpartnered research programs on eight of these. The target peptides subject to the further research programs are not observed in normal human tissue and as a result make ideal targets for our TCR therapeutic candidates. The research programs are at different stages of development, but in all cases we have commenced initial validation on the targets and have started working on identification of a TCR which binds to the target peptides.

The GSK Strategic Collaboration

              We entered into a strategic collaboration with GlaxoSmithKline, or GSK, in May 2014 regarding the development, manufacture and commercialization of TCR therapeutic candidates.

              Under the collaboration and license agreement, the NY-ESO TCR therapeutic candidate program and associated manufacturing optimization work will be conducted by us in collaboration with GSK. GSK has an option to obtain an exclusive worldwide license to the NY-ESO therapeutic candidate program, exercisable during specified time periods after we have delivered a Phase 1/2 data package for the program to GSK. If the option is exercised, GSK will assume full responsibility for the NY-ESO therapeutic candidate program. The agreement sets out the work required by us under a development plan that runs through 2019 and aims to provide clinical proof of concept data enabling pivotal clinical trial implementation for the existing NY-ESO therapeutic candidate by 2017 and for a generation 2 therapy.

              In addition, GSK also has the right to nominate four additional target peptides. The first of these additional targets will be selected from a pool of three target peptides, which have already been jointly selected by GSK and us. Following completion of initial research on these three target peptides, GSK is entitled to nominate one TCR therapeutic candidate and we will retain all rights to the other two TCR therapeutic candidates. In addition, three other target peptides may be selected by GSK, excluding the eight additional unpartnered research programs described above and any other programs where we initiate development of a TCR therapeutic candidate for the relevant target.

              Upon nomination by GSK of any of the four additional targets, we will grant to GSK an exclusive option on each such target, which can be exercised up to four months after approval of an IND in relation to a TCR therapeutic candidate directed against the nominated target. Nomination also triggers the start of a collaboration program to develop the relevant TCR therapeutic candidate directed to the nominated target peptide.

              Following exercise of an option, we will grant to GSK an exclusive worldwide license under intellectual property rights specific to the TCR therapeutic candidates developed under the relevant collaboration programs. GSK will be fully responsible for all further development and commercialization of the relevant TCR therapeutic candidates, at its expense. The licenses do not include any right for GSK to develop alternative affinity-enhanced TCRs using our intellectual property rights or to develop other TCR therapeutic candidates directed to different target peptides. Under the agreement, we are also prohibited from independently developing or commercializing TCR therapeutics directed at the targets subject to outstanding options granted to GSK.

              Under the collaboration and license agreement, we received an upfront payment of £25 million and are entitled to various milestone payments based on the achievement of specified development and commercialization milestones by either us or GSK. As previously announced, these milestone payments have a potential value of approximately $350 million over the next seven years. The $350 million assumes that GSK exercises options in relation to three targets and that in relation to at least two of these targets (including our NY-ESO TCR therapeutic candidate) application for market authorization in the United States and Europe has been filed. In December 2014, we received a payment of £2.5 million upon the parties' decision to continue Cohort 1 of the Phase 1/2a ovarian cancer trial utilizing the NY-ESO therapeutic candidate, and in January 2015 we received a payment of £2 million upon the parties' selection of four maximum lead priority generation 2 therapy programs for inclusion in the development plan. Development milestones are payable on a collaboration program by collaboration program basis.

              In addition to the development milestones, we are entitled to royalties from GSK on all GSK sales of TCR therapeutic products licensed under the agreement, varying between a mid-single-digit percentage and a low-teens percentage of net sales, subject to certain agreed reductions, dependent on the cumulative annual net sales for each calendar year. Royalties are payable while there is a jointly owned or solely owned valid patent claim covering the TCR therapeutic in the country in which the relevant TCR therapeutic is being sold and, in each case, for a minimum of 10 years from first commercial sale of the relevant TCR therapeutic. Sales milestones also apply once any TCR therapeutic covered by the GSK collaboration and license agreement is on the market.

              The GSK collaboration and license agreement is effective until all payment obligations expire, including any ongoing royalty payments due in relation to GSK's sale of any covered TCR therapeutic candidates. The agreement can also be terminated on a collaboration program-by-collaboration program basis by GSK for lack of feasibility or inability to meet certain agreed requirements. Both parties have rights to terminate the agreement for material breach upon 60 days' written notice or immediately upon insolvency of the other party. GSK has additional rights to terminate either the agreement or any specific license or collaboration program on provision of 60 days' notice to us. Additional payments may be due to us as a result of such termination, and where we continue any development of any TCR therapeutic candidate resulting from a terminated collaboration program, depending on the stage of development, royalties may be payable to GSK at a mid-single-digit percentage rate of net sales. We also have rights to terminate any license where GSK ceases development or withdraws any licensed TCR therapeutic in specified circumstances.

Other Core Alliances and Contract Organization Collaborations

              We have a number of collaborations that are important to our continued ability to offer and supply our engineered TCR therapeutic candidates.

    Core Collaborations

    ThermoFisher Scientific

              We have entered into a series of license and sub-license agreements with ThermoFisher Scientific (formerly Life Technologies) that provide a field-based exclusive license under certain intellectual property rights owned or controlled by ThermoFisher in relation to the methods of use of the ThermoFisher Dynabeads® CD3/CD28 technology to isolate, activate and expand T cells and enable transfection of the T cells with any TCR genes. We are in the process of negotiating a supply agreement for the supply of the ThermoFisher Dynabeads® CD3/CD28.

    Immunocore Limited

              We currently have an assignment and license agreement in place with Immunocore that relates to certain co-owned patents, patent applications and rights in know-how that originally was developed by Avidex and subsequently acquired by Medigene. Adaptimmune and Immunocore each utilize the jointly owned patents and know-how within separate fields or applications, with our focus being on the treatment of patients with engineered TCR therapeutic candidates and Immunocore's focus being on the treatment of patients with soluble TCRs. There are no termination rights for either Immunocore or us in the assignment and license agreement.

              We also have a target collaboration agreement with Immunocore regarding target identification and T-cell cloning which provides joint access to all currently identified peptide targets and use of Immunocore employees in conducting such identification and T-cell cloning. This collaboration agreement can be terminated by either party in the event of insolvency or generally on six months notice.

              See "Related Party Transactions—Agreements with Immunocore Limited" and "Risk Factors—Risks Related to Our Reliance Upon Third Parties—We have a shared development history with Immunocore Limited, or Immunocore, and as a result are reliant on resources and other support from Immunocore, which if not present could result in delays in our ability to progress new TCR therapeutic candidates to market."

Intellectual Property

              We actively seek to protect the intellectual property and proprietary technology that we believe is important to our business, including seeking, maintaining, enforcing and defending patent rights for our therapeutics and processes, whether developed internally or licensed from third parties. Our success will depend on our ability to obtain and maintain patent and other protection including data/market exclusivity for our TCR therapeutic candidates and platform technology, preserve the confidentiality of our know-how and operate without infringing the valid and enforceable patents and proprietary rights of third parties. See "Risk Factors—Risks Related to Our Intellectual Property."

              Our policy is to seek to protect our proprietary position generally by filing an initial priority filing at the U.K. Intellectual Property Office, or UKIPO, and the U.S. Patent Trademark Office, USPTO. This is followed by the filing of a patent application under the Patent Co-operation Treaty claiming priority from the initial application(s) and then application for patent grant in, for example, the United States, Europe (including major European territories), Japan, Australia, New Zealand, India and Canada. In each case, we determine the strategy and territories required after discussion with our patent professionals to ensure that we obtain relevant coverage in territories that are commercially important to us and our TCR therapeutic candidates. We will additionally rely on data exclusivity, market exclusivity and patent term extensions when available, including as relevant exclusivity through orphan or pediatric drug designation. We also rely on trade secrets and know-how relating to our underlying platform technology and TCR therapeutic candidates. Prior to making any decision on filing any patent application, we consider with our patent professionals whether patent protection is the most sensible strategy for protecting the invention concerned or whether the invention should be maintained as confidential.

              As of December 31, 2014, we owned or jointly owned approximately 173 granted patents (of which 13 are U.S.-issued patents) and 33 pending patent applications (of which 16 are U.S. patent applications). These patents and patent applications include claims directed to our TCR therapeutic candidates, our platform technology used to identify and generate engineered TCR therapeutic candidates and our manufacturing and process technology.

    NY-ESO

              We own granted patents covering the composition of matter of our NY-ESO TCR therapeutic candidate. The patent claims are directed to the engineered TCR therapeutic candidate and in particular the amino acid substitutions required for such engineered TCR therapeutic candidate. The patent has been granted in major territories including Australia, Europe (Switzerland, Germany, Denmark, France, United Kingdom, Ireland and the Netherlands), New Zealand, Japan and the United States. These granted patents are expected to expire in May 2025.

    MAGE A-10

              We own patent applications covering the composition of matter of our MAGE A-10 TCR therapeutic candidate. The patent application claims are directed to the engineered TCR therapeutic candidate and in particular the amino acid substitutions required for such engineered TCR therapeutic candidate. The patent applications have been filed with the UKIPO and with the USPTO.

    AFP

              We own a patent application covering the composition of matter of our AFP therapeutic candidate. As with our NY-ESO and MAGE A-10 TCR therapeutic candidates, the patent application claims are directed to the engineered TCR therapeutic candidate and in particular the amino acid substitutions required for such engineered TCR therapeutic candidate. An initial priority patent application was filed in the UKPTO and a patent application under the applicable Patent Co-operation Treaty has since been filed claiming priority from that U.K. patent application.

    Platform Technology Patents and Patent Applications

              We jointly own a number of platform technology patents and patent applications. These are jointly owned with Immunocore Limited and are directed to certain aspects of the process that we use to engineer our TCR therapeutic candidates. For example, patents directed to the di-sulphide bond stabilization technique required to solubilize TCRs for isolation, characterization and validation have been issued in major territories including Australia, Canada, China, major European territories (including the United Kingdom, France, Germany, Spain and Italy), India, Hong Kong, Japan, the United States and South Africa and are expected to expire beginning in 2022. Patents have also been granted in relation to our phage display approach for TCRs and are expected to expire beginning in 2023. The priority patent application was filed in 2002 and patents are now granted in the United States, Australia, Canada, China, major European territories (including the UK, France, Germany, Spain and Italy), Japan, South Africa, India, Norway and New Zealand. Other examples include an issued patent directed to a method for increasing the affinity of given TCRs to a target peptide (expected to expire in 2025) and patent applications directed to decreasing off-target reactivity and selection for the affinity-enhanced TCRs.

    Manufacturing Process Patents and Patent Applications

              We also have know-how and patent applications that we own which relate to the manufacture of our TCR therapeutic candidates. For example, we have filed a U.S. patent application and a patent application under the applicable Patent Cooperation Treaty, which claim priority from initial priority patent applications filed at the USPTO and UKIPO, which is directed to a particular modification to the lentiviral vector technology. We believe this modification enhances the safety profile of the lentiviral vector technology.

    Exclusive License for Bead Products

              In December 2012, we entered into two agreements, a license and a sub-license, with Life Technologies Corporation (part of Thermo Fisher Scientific Inc.). The license agreement grants us a field-based exclusive license under certain intellectual property rights owned or controlled by ThermoFisher in relation to the methods of use of the ThermoFisher Dynabeads® CD3/CD28 technology to isolate, activate and expand T cells and enable transfection of the T cells with any TCR genes to manufacture our licensed products and use and sell those TCR products to treat cancer, infectious disease and/or autoimmune disease. The licensed field relates to the ex-vivo activation and expansion of human T cells containing engineered TCRs for use as a therapy for treating cancer, infectious disease and/or autoimmune disease and where the therapy comprises the steps of

(a) removing a sample containing T cells from a patient; (b) isolating T cells from that sample using the ThermoFisher bead product or similar magnetic beads; (c) transfecting those isolated T cells with a gene or genes encoding engineered TCRs or known antigen specificity; (d) activating and expanding the population of those engineered T cells using the ThermoFisher bead product or similar magnetic beads; and (e) introducing the expanded, engineered T cells back into the same patient. The license is not sub-licensable but we are able to sub-contract manufacture of the licensed products to our contract manufacturing organizations. Our sub-licensees have access to the required license directly from ThermoFisher under the above-described intellectual property rights on terms equivalent to those we have obtained from ThermoFisher in relation to our partnered licensed products.

              We have granted an option under the license agreement to ThermoFisher to take an exclusive license under any improvements made by or for, or controlled by, us to the ThermoFisher patented technology to the extent any such improvements are dominated by the patent rights licensed to us. Any license will be outside of the exclusive field we have been granted, namely engineered T-cell therapy.

              Under the license agreement, we have to demonstrate reasonable commercial efforts to carry out development and commercialization of the licensed products and we are required to make certain expenditures for research and development relating to the commercialization of the licensed products. This obligation is deemed satisfied upon first commercial sale of a licensed product. We have certain payment obligations under the license agreement including an upfront license fee, which has already been paid, minimum annual royalty, milestone payments (payable for each licensed product and payable on achievement of certain development milestones) and a low single-digit running royalty payable on the net selling price of each licensed product. The license agreement will last until the expiration of the latest to expire of the licensed patent rights. The license agreement can be terminated before the end of its term by mutual agreement, by ThermoFisher on the occurrence of certain events (failure to use reasonable commercial efforts, willful making of a false statement of a material fact, breach of antitrust laws or other laws, material breach of the agreement, payment default or if we have challenged the validity or enforceability of any of the licensed patents). The license may also be terminated in the event of insolvency by either party.

              We also have a field-based exclusive sub-license under certain other patents which cover the method of use of the Dynabeads® CD3/CD28 and are controlled by ThermoFisher under a head-license from the University of Michigan, the U.S. Navy and the Dana-Farber Cancer Institute. The sub-license has the same relevant exclusivity scope and field-based restrictions and many of the terms are equivalent to those set out in the main license agreement with ThermoFisher. The sub-license does include an additional requirement that any manufacture of engineered TCR products for sale in the United States must occur in the United States and reserves rights for the U.S. government to use the technology in accordance with 35 USC §200 et seq. and for the University of Michigan, and Dana-Farber Cancer Institute to use the technology for non-commercial research purposes.

              See "Risk Factors—Risks Related to Our Reliance Upon Third Parties—We rely heavily on Thermo Fisher Scientific Inc., or ThermoFisher, and the technology we license from them."

    Other Third-Party Intellectual Property Rights

              We use a transient transfection system for manufacture of our lentivirus vector and for the transfer of engineered TCR therapeutic candidates into patient T cells in order to express the affinity-enhanced TCRs. Third-party patents do exist that purport to cover some or all of our current vectors or our process for manufacture. However, the majority of these patents will expire prior to any commercial supply by us of any TCR therapeutic candidates and we do not currently require a license. Whether licenses are required under any remaining third-party patents or other third-party patents depends on what steps we take going forward in relation to our lentiviral transduction process and any changes made to that process. We may, however, need to negotiate a license under any remaining third party patents or develop alternative strategies for dealing with any remaining third party patents if licenses are not available on commercially acceptable terms or at all.

              We are aware of a family of patent applications owned by The Board of Trustees of the University of Illinois which include two issued U.S. patents (U.S. 6,759,243 and 7,569,357) which have very broad claims relating to high affinity TCRs. We believe that U.S. Patent 7,569,357, because of certain claim recitations, is not an impediment to the presently contemplated TCR therapeutic candidates. Moreover, we do not believe that the U.S. patents are valid in their present form and we have requested re-examination of U.S. Patent 6,759,243 at the USPTO to demonstrate that the claims of these patents are invalid in their present form. In that re-examination, in a January 29, 2015 Office Action, the USPTO adopted our position and rejected all claims under re-examination as anticipated or obvious, and in a related pending patent application of The Board of Trustees of the University of Illinois, in an August 18, 2014 Office Action, the USPTO also adopted our position and rejected the claims based on our arguments and evidence of our re-examination request. Corresponding European patent applications also exist but we do not believe these are likely to grant with the current broad claims. Should re-examination before the USPTO not be successful in narrowing the scope of the claims, we can apply for further re-examination of the U.S. patents, and these U.S. patents will likely expire prior to any commercial supply by us of any TCR therapeutic candidate. If the re-examination processes are unsuccessful and we are in a position to commercially supply our TCR therapeutic candidates prior to the expiration of these patents, then we may need to negotiate a license for certain TCR therapeutic candidates at some point in the future only to the extent such therapies fall within the claims. In the event the European Patent Office grants broad claims we may seek revocation of the European patent in Opposition Proceedings at the European Patent Office and/or revocation of the national patents derived from the European patent before relevant national patent offices and/or courts.

              From time to time we will use samples or cell lines obtained from third parties in order to identify either suitable targets or TCRs that bind to certain targets. The agreements under which samples are provided vary between third parties and certain third parties require entry into license agreements. These agreements may also contain payment obligations relating to the use of the various samples or the information obtained from use of those samples.

    Laws and Regulations Regarding Patent Terms

              The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee. A patent's term may be lengthened by a patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent. The patent term of a European patent is 20 years from its effective filing date, which, unlike in the United States, is not subject to patent term adjustments in the same way as U.S. patents.

              The term of a patent that covers an FDA-approved drug or biologic may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other jurisdictions to extend the term of a patent that covers an approved drug, for example Supplementary Protection Certificates. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We anticipate that some of our issued patents may be eligible for patent term extensions but such extensions may not be available and therefore our commercial monopoly may be restricted. See "Risk Factors—Risks Related to Our Intellectual Property—We may not be able to protect our proprietary technology in the marketplace or the cost of doing so may be prohibitive or excessive."

Competition

              The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our scientific knowledge, technology and development experience provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any TCR therapeutic candidates that we successfully develop and commercialize will compete with existing products and new products that may become available in the future.

              Immunotherapy is an active area of research and a number of immune-related products and products have been identified in recent years that are alleged to modulate the immune system. Many of these products utilize dendritic cells, a form of immune cell that presents cancer target peptides to T cells and that can in turn result in T-cell activation.

              More recently, bi-specific antibodies and checkpoint inhibitors have been identified as having utility in the treatment of cancer. Bi-specific antibodies commonly target both the cancer peptide and the TCR, thus bringing both cancer cells and T cells into close proximity to maximize the chance of TCR binding and hence an immune response to the cancer cells. Checkpoint inhibitors on the other hand work by targeting receptors that inhibit T-cell effectiveness and proliferation and essentially activate the T cells.

              Other engineered T-cell therapeutics have also been identified using antibody recognition systems engineered into T cells, so-called CAR-T cells. These and other competitors in the TCR space include: Juno Therapeutics Inc., Kite Pharma Inc. / National Institutes of Health, or NIH, Medigene AG and Takara Bio Inc. In the CAR-T space, competitors include: Bellicum Pharmaceuticals, Inc., bluebird bio, Inc. / Celgene Corporation / Baylor College of Medicine, Cellectis SA / Pfizer Inc., Juno Therapeutics Inc. / Fred Hutchinson Cancer Research Center / Memorial Sloan Kettering Cancer Center, Kite Pharma, Inc. / Amgen, Inc. / NIH, Intrexon Corporation / Ziopharm Oncology, Inc. / MD Anderson Cancer Center and Novartis AG / University of Pennsylvania.

              We do not believe that any of these competitors offer the same form of affinity-enhancement as our engineered TCR therapeutic candidates and, due to the low presentation of target peptide-HLA antigen on relevant cancer cells, those with TCR-based approaches are unlikely to be as effective. For example, Kite Pharma Inc. is in the process of, among other things, developing genetically engineered T-cells that bind directly to cancer cells. We believe this technology relies on the modification of T cells to express certain cancer-specific receptors, namely TCRs and CAR-Ts. Kite Pharma has a murine derived TCR product in development targeting NY-ESO-1. Novartis also has substantial interest in the development of CAR-Ts. Juno Therapeutics Inc. has developed an engineered TCR therapeutic candidate where the end TCR is purported to have enhanced affinity through stem-cell selection. The therapeutic is produced in a very different way from the affinity-enhanced TCRs we produce, and we believe there is limited ability to control the enhancement obtained. Takara Bio Inc. has developed a naturally occurring TCR that binds to the MAGE A-4 target peptide and the therapeutic is in clinical trials. The TCR is not affinity-enhanced. Medigene has also reported development of an engineered TCR therapeutic candidate produced by selection from HLA-mismatched donors rather than affinity-enhancement. We believe that this is still in preclinical stages and is potentially directed at melanoma.

              Immune Design Corp. has a vaccine in clinical trials which is not TCR-based. The vaccine targets the NY-ESO peptide in humans and again relies on binding to target peptides presented at low levels on target cells to stimulate natural low affinity T-cell responses. The treatment is not patient-specific.

Government Regulation and Product Approvals

              Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

              The failure to comply with applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice, or DOJ, or other governmental entities.

    FDA Approval Process

              In the United States, pharmaceutical products are subject to extensive regulation by the United States Food and Drug Administration, or the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Biological products used for the prevention, treatment, or cure of a disease or condition of a human being are subject to regulation under the FDC Act, except the section of the FDC Act which governs the approval of new drug applications, or NDAs. Biological products are approved for marketing under provisions of the Public Health Service Act, or PHSA, via a Biologics License Application, or BLA. However, the application process and requirements for approval of BLAs are very similar to those for NDAs, and biologics are associated with similar approval risks and costs as drugs. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs or BLAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

              Biological product development for a new product or certain changes to an approved product in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

              Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

              A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

              Clinical trials involve the administration of the investigational biologic to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

              The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The trial protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

              Clinical trials to support BLAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the biologic into healthy human subjects or patients, the product is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug or biologic for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug or biologic and to provide adequate information for the labeling of the product. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the biologic. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the trial is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

              After completion of the required clinical testing, a BLA is prepared and submitted to the FDA. FDA approval of the BLA is required before marketing of the product may begin in the United States. The BLA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting a BLA is substantial. The submission of most BLAs is additionally subject to a substantial application user fee, currently exceeding $2,335,000, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently exceeding $110,000 per product and $569,000 per establishment. These fees are typically increased annually.

              The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs. Most such applications for standard review biologic products are reviewed within 10 months of the date the FDA files the BLA; most applications for priority review biologics are reviewed within six months of the date the FDA files the BLA. Priority review can be applied to a biologic that the FDA determines has the potential to treat a serious or life-threatening condition and, if approved, would be a significant improvement in safety or effectiveness compared to available therapies. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

              The FDA may also refer applications for novel biologic products, or biologic products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the biologic product is manufactured. The FDA will not approve the product unless compliance with current good manufacturing practice, or cGMP, is satisfactory and the BLA contains data that provide substantial evidence that the biologic is safe, pure, potent and effective in the indication studied.

              After the FDA evaluates the BLA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

              An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. As a condition of BLA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the biologic outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the product's safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

              Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs.

    FDA Guidance Governing Gene Therapy Products

              The FDA has issued various guidance documents regarding gene therapies, which outline additional factors that the FDA will consider at each of the above stages of development and relate to, among other things, the proper preclinical assessment of gene therapies; the chemistry, manufacturing, and controls information that should be included in an IND application; the proper design of tests to measure product potency in support of an IND application or BLA; and measures to observe delayed adverse effects in subjects who have been exposed to investigational gene therapies when the risk of such effects is high.

              If a gene therapy trial is conducted at, or sponsored by, institutions receiving NIH funding for recombinant DNA research, a protocol and related documentation must be submitted to, and the study registered with, the NIH Office of Biotechnology Activities, or OBA, pursuant to the NIH Guidelines for Research Involving Recombinant DNA Molecules, prior to the submission of an IND to the FDA. In addition, many companies and other institutions not subject to the NIH Guidelines voluntarily follow them. The NIH convenes the Recombinant DNA Advisory Committee, or RAC, a federal advisory committee, to discuss protocols that raise novel or particularly important scientific, safety or ethical considerations at one of its quarterly public meetings. The OBA notifies the FDA of the RAC's decision regarding the necessity for full public review of a gene therapy protocol. RAC proceedings and reports are posted to the OBA website and may be accessed by the public.

    Fast Track Designation and Accelerated Approval

              The FDA is required to facilitate the development, and expedite the review, of biologics that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new biologic candidate may request that the FDA designate the candidate for a specific indication as a fast track biologic concurrent with, or after, the filing of the IND for the candidate. The FDA must determine if the biologic candidate qualifies for fast track designation within 60 days of receipt of the sponsor's request.

              Under the fast track program and FDA's accelerated approval regulations, the FDA may approve a biologic for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

              In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A biologic candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval trials, or confirm a clinical benefit during post-marketing trials, will allow the FDA to withdraw the biologic from the market on an expedited basis. All promotional materials for biologic candidates approved under accelerated regulations are subject to prior review by the FDA.

              In addition to other benefits such as the ability to use surrogate endpoints and engage in more frequent interactions with the FDA, the FDA may initiate review of sections of a fast track product's BLA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA's time period goal for reviewing an application does not begin until the last section of the BLA is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

    Breakthrough Therapy Designation

              The FDA is also required to expedite the development and review of the application for approval of biological products that are intended to treat a serious or life-threatening disease or condition where preliminary clinical evidence indicates that the biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new biologic candidate may request that the FDA designate the candidate for a specific indication as a breakthrough therapy concurrent with, or after, the filing of the IND for the biologic candidate. The FDA must determine if the biological product qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor's request.

    Orphan Drug Designation

              Under the Orphan Drug Act, the FDA may grant orphan drug designation to biological products intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a product available in the United States for such disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the biological product and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first BLA applicant to receive FDA approval for a particular active moiety to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market a biological product containing the same active moiety for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. A product is clinically superior if it is safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biological product for the same disease or condition, or the same biological product for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA user fee.

    Disclosure of Clinical Trial Information

              Sponsors of clinical trials of FDA-regulated products, including biological products, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

    Pediatric Information

              Under the Pediatric Research Equity Act, or PREA, NDAs or BLAs or supplements to NDAs or BLAs must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

    Additional Controls for Biologics

              To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.

              After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer's tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. As with drugs, after approval of biologics, manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

    Biosimilars

              The Biologics Price Competition and Innovation Act of 2009, or BPCIA, creates an abbreviated approval pathway for biological products shown to be highly similar to or interchangeable with an FDA-licensed reference biological product. Biosimilarity sufficient to reference a prior FDA-approved product requires that there be no differences in conditions of use, route of administration, dosage form, and strength, and no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency. Biosimilarity must be shown through analytical trials, animal trials, and a clinical trial or trials, unless the Secretary waives a required element. A biosimilar product may be deemed interchangeable with a prior approved product if it meets the higher hurdle of demonstrating that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. No biosimilar or interchangeable products have been approved under the BPCIA to date. Complexities associated with the larger, and often more complex, structures of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation, which is still being evaluated by the FDA.

              A reference biologic is granted 12 years of exclusivity from the time of first licensure of the reference product, and no application for a biosimilar can be submitted for four years from the date of licensure of the reference product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against a finding of interchangeability for other biologics for the same condition of use for the lesser of (i) one year after first commercial marketing of the first interchangeable biosimilar, (ii) eighteen months after the first interchangeable biosimilar is approved if there is no patent challenge, (iii) eighteen months after resolution of a lawsuit over the patents of the reference biologic in favor of the first interchangeable biosimilar applicant, or (iv) 42 months after the first interchangeable biosimilar's application has been approved if a patent lawsuit is ongoing within the 42-month period.

    Post-Approval Requirements

              Once a BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

              Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, biological product manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Biologic manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

    FDA Regulation of Companion Diagnostics

              If safe and effective use of a therapeutic product depends on an in vitro diagnostic, then the FDA generally will require approval or clearance of the diagnostic, known as a companion diagnostic, at the same time that the FDA approves the therapeutic product. The FDA has generally required in vitro companion diagnostics intended to select the patients who will respond to cancer treatment to obtain a pre-market approval, or PMA, for that diagnostic simultaneously with approval of the therapeutic. The review of these in vitro companion diagnostics in conjunction with the review of a cancer therapeutic involves coordination of review by the FDA's Center for Biologics Evaluation and Research and by the FDA's Center for Devices and Radiological Health.

              The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device's safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee, which exceeds $250,000 for most PMAs. In addition, PMAs for certain devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results when the same sample is tested multiple times by multiple users at multiple laboratories. As part of the PMA review, the FDA will typically inspect the manufacturer's facilities for compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance requirements.

              PMA approval is not guaranteed, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval. If the FDA's evaluation of the PMA application is favorable, the FDA typically issues an approvable letter requiring the applicant's agreement to specific conditions, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution.

              After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer's manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

    Anti-Kickback, False Claims Laws

              In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes, false claims statutes, and other statutes pertaining to health care fraud and abuse. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Healthcare Reform Act, amended the intent element of the federal statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties, and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

              Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. This includes claims made to programs where the federal government reimburses, such as Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws.

Additionally, the Healthcare Reform Act amended the federal false claims law such that a violation of the federal healthcare program anti-kickback statute can serve as a basis for liability under the federal false claims law. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

              Other federal statutes pertaining to healthcare fraud and abuse include the civil monetary penalties statute, which prohibits the offer or payment of remuneration to a Medicaid or Medicare beneficiary that the offerer/payor knows or should know is likely to influence the beneficiary to order a receive a reimbursable item or service from a particular supplier, and the healthcare fraud statute, which prohibits knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or obtain by means of false or fraudulent pretenses, representations, or promises any money or property owned by or under the control of any healthcare benefit program in connection with the delivery of or payment for healthcare benefits, items, or services.

    Other Federal and State Regulatory Requirements

              The Centers for Medicare & Medicaid Services, or CMS, has issued a final rule that implements a statutory requirement under the Healthcare Reform Act that requires applicable manufacturers of drugs, devices, biologicals, or medical supplies that are covered under Medicare, Medicaid, or the Children's Health Insurance Program, or CHIP, to begin collecting and reporting annually information on payments or transfers of value to physicians and teaching hospitals, as well as investment interests held by physicians and their immediate family members. Manufacturers had to begin collecting information in 2013, with the first reports due in 2014. On September 30, 2014, CMS posted the first round of data in searchable form on a public website. Failure to submit required information may result in civil monetary penalties.

              In addition, several states now require prescription drug companies to report expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual physicians in these states. Other states prohibit various other marketing-related activities. Still other states require the posting of information relating to clinical trials and their outcomes. In addition, California, Connecticut, Nevada, and Massachusetts require pharmaceutical companies to implement compliance programs and/or marketing codes. Several additional states are considering similar proposals. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties.

    Europe and Rest of the World Regulation

              In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions both due to our location and the fact that we are engaging in clinical programs outside of the United States and will want to obtain worldwide regulatory approval for our TCR therapeutic candidates. Prior to supplying any TCR therapeutic candidate in any country or starting any clinical trials in any country outside of the United States we must obtain the requisite approvals from regulatory authorities in such countries. The existence of a United States regulatory approval does not guarantee that regulatory approvals will be obtained in other countries in which we wish to conduct clinical trials or market our TCR therapeutic candidates. In the EU, for example, a clinical trial application must be submitted to each country's national health authority and an independent ethics committee, much like the FDA and IRB, respectively prior to any clinical trial being conducted in the relevant country. A marketing authorization is then submitted prior to any commercial supply, again to each relevant country's national health authority.

              The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. However these requirements may well differ from country to country.

    Review and Approval of Drug Products in the European Union

              In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

    Procedures Governing Approval of Products in the EU

              Pursuant to the European Clinical Trials Directive, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial after a competent ethics committee has issued a favorable opinion. Clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by the European Clinical Trials Directive and corresponding national laws of the member states and further detailed in applicable guidance documents.

              To obtain marketing approval of a product under European Union regulatory systems, an applicant must submit a marketing authorization application, or MAA, either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. The centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

              Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the EMA is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

              The decentralized procedure is available to applicants who wish to market a product in various European Union member states where such product has not received marketing approval in any European Union member states before. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state designated by the applicant, known as the reference member state. Under this procedure, an applicant submits an application based on identical dossiers and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment report and drafts of the related materials within 210 days after receipt of a valid application. Within 90 days of receiving the reference member state's assessment report and related materials, each concerned member state must decide whether to approve the assessment report and related materials.

              If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the European Commission, whose decision is binding on all member states.

              In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of drug products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

              Marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Legal Proceedings and Related Matters

              From time to time, we may be party to litigation that arises in the ordinary course of our business. We do not have any pending litigation that, separately or in the aggregate, would, in the opinion of management, have a material adverse effect on our results of operations, financial condition or cash flows.

Employees

              As of December 31, 2014, we had 80 full-time equivalent employees. Of these employees, 62 were in research and development (including in manufacturing and operations, and quality control and quality assurance) and 18 were in management and administrative functions (including business development, finance, intellectual property, information technology and general administration). We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

Property

              Our corporate headquarters and most of our operations, including our in-house research and laboratory facilities, are located at Building 91 Park Drive, Milton Park, Abingdon, Oxfordshire, United Kingdom. We hold subleases of the ground floor encompassing approximately 12,400 square feet and a binding agreement to enter into subleases of the remaining space in the building encompassing approximately 17,823 square feet from Immunocore Limited, the leaseholder. As of the date of this prospectus, the remainder of the building is being fitted out to meet our requirements, and following completion of the work currently anticipated in July 2015, we will sublease the entire building, which has a total leasable area of approximately 30,223 square feet. The expiration date of all of our subleases is September 21, 2020 and they each contain rolling mutual break option provisions effective from June 1, 2017 on service of six months' prior written notice.

              We believe that our office and research facilities in the United Kingdom are sufficient to meet our current needs. However, in anticipation of future demand, we are negotiating a lease of approximately 9,695 square feet of additional office space at Milton Park. We have also entered into a conditional agreement effective from February 20, 2015 with MEPC Milton Park Limited, the operator owner of Milton Park, for the construction and lease of a new headquarters building of approximately 45,000 square feet.

              Pending any decision by us regarding whether or not to exercise our option, we are liable to pay an option hold fee of £90,000 per annum, and also for the costs of professional, architects and design fees. The agreement is conditional upon the grant of planning permission on or before May 1, 2015 and the election of both parties to proceed once detailed designs have been prepared. Immunocore is also a party to the conditional agreement and in the event that we were to elect not to proceed, then Immunocore could elect instead to proceed with the agreement.

              We have entered into an agreement with Immunocore dated March 2, 2015, under which we and Immunocore have agreed to share fees due under the conditional agreement on an equal basis until planning permission is granted or, in the event planning permission is not granted, the expiration of the conditional agreement on May 1, 2015. The agreement also provides for us to indemnify Immunocore in respect of additional property costs that Immunocore may incur if the conditional agreement lapses, and in respect of any increase in fit-out costs relating to the additional space that we have agreed to sublease at 91 Milton Park.

              Our clinical trial operations in the United States are managed through our subsidiary company, Adaptimmune LLC, which has office facilities located in Philadelphia, United States, where we lease approximately 1,906 square feet of office space. The license agreements for this space expire in June 2015.

              We believe that our office and research facilities in the United States are sufficient to meet our current needs. However, in anticipation of future demand, we are pursuing several options for a new lease for a larger office facility and for a laboratory facility in the United States.

MANAGEMENT

              The following table sets forth the names, ages, and positions of our executive officers and directors after giving effect to our corporate reorganization and upon the completion of this offering:

Name	Age	Position
Executive Officers
James Noble	56	Chief Executive Officer and Director
Helen Tayton-Martin, Ph.D	48	Chief Operating Officer
Rafael Amado, M.D.	51	Chief Medical Officer
Adrian Rawcliffe	42	Chief Financial Officer
Gwendolyn Binder-Scholl, Ph.D	40	Executive Vice-President, Adaptimmune LLC
Non-Employee Directors
Jonathan Knowles, Ph.D.(3)(4)	67	Chairman of the Board of Directors
Lawrence M. Alleva(1)(4)	65	Non-Executive Director
Ali Behbahani, M.D.	38	Non-Executive Director
Ian Laing(1)(2)(4)	68	Non-Executive Director
David M. Mott(1)(2)	49	Non-Executive Director
Elliott Sigal, Ph.D, M.D.(3)	63	Non-Executive Director
Peter Thompson, M.D.(2)(4)	55	Non-Executive Director

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Corporate Governance and Nominating Committee.

(4)
An "independent director" as such term is defined in Rule 10A-3 under the Exchange Act.

Unless otherwise indicated, the current business address for our executive officers and directors is 91 Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY, United Kingdom.

Executive Officers

              James Noble.    Mr. Noble has served as our full-time Chief Executive Officer since March 2014 and part-time CEO from July 2008 to March 2014 and is our co-founder. From July 2008 until March 2014, Mr. Noble was also part-time CEO of Immunocore. Mr. Noble has 24 years of experience in the biotech industry. He has held numerous non-executive director positions, including at CuraGen Corporation, PowderJect Pharmaceuticals plc, Oxford GlycoSciences plc, Medigene AG, and Advanced Medical Solutions plc. Mr. Noble is also Deputy Chairman of GW Pharmaceuticals plc and a non-executive director of Immunocore Limited. Mr. Noble qualified as a chartered accountant with Pricewaterhouse Coopers and spent seven years at the investment bank Kleinwort Benson Limited, where he became a director in 1990. He then joined British Biotech plc as Chief Financial Officer from 1990 to 1997. Mr. Noble was previously Chief Executive Officer of Avidex Limited, a privately held biotechnology company that was our predecessor, from 2000 to 2006. Mr. Noble holds an M.A. from the University of Oxford. On June 10, 1999, the SEC completed an inquiry relating to two press announcements issued in 1995 and 1996 by British Biotech Plc, of which Mr. Noble was previously Chief Financial Officer. The SEC then filed an administrative complaint that those announcements and related periodic reports filed with the SEC were inaccurate and omitted to state material facts necessary to make the statements made therein not misleading. Under a final settlement reached with the SEC in June 1999, British Biotech Plc and three of its then directors including Mr. Noble agreed to the entry of an administrative order to continue to adhere to U.S. securities laws. The settlement involved no admission or denial by either British Biotech Plc or the three former directors of the SEC's allegations. Our board of directors believes Mr. Noble's qualifications to serve as a member of our board include his financial expertise, his extensive experience in the biopharmaceutical industry and his years of experience in his leadership roles as a director and executive officer.

              Helen Tayton-Martin, Ph.D.    Dr. Tayton-Martin has served as our Chief Operating Officer since July 2008. With a Ph.D. in molecular immunology and an M.B.A. from London Business School, she has 23 years of experience working within the pharma, biotech and consulting environment in disciplines across preclinical and clinical development, outsourcing, strategic planning, due diligence and business development. Dr. Tayton-Martin joined Adaptimmune from Avidex Limited (subsequently Medigene) where she was responsible for commercial development of the soluble TCR programme in cancer and HIV therapy from 2005 to 2008. Dr. Tayton-Martin is responsible for our research and development planning oversight and business development and commercial activities, including our strategic partnership with GSK.

              Rafael Amado, M.D.    Dr. Amado has served as our Chief Medical Officer since March 2015 and has 12 years of experience within the biotech and pharma industries. Dr. Amado leads our clinical strategy and is responsible for our clinical trials across the U.S. and Europe under our strategic collaboration with GSK, as well as leading the development of our pipeline of wholly-owned research programs. He formerly served as Senior Vice President and Head of Oncology R&D at GSK, where he was responsible for integrating oncology R&D activities, from drug target identification to clinical development and registration globally. Dr. Amado joined GSK in 2008 as Vice President of Clinical Development, and served in positions of increasing responsibility, including Senior Vice President and Head of Oncology Clinical Development. He oversaw the development and registration globally of over fifteen novel indications across six products and led the development of a pipeline of products in novel areas of cancer biology. Prior to joining GSK, Dr. Amado was Executive Director of Therapeutic Oncology at Amgen from 2003 to 2008 where he was responsible for development activities of several assets. Dr. Amado trained as a Hematologist/Oncologist at the University of California, Los Angeles, where he remained as faculty for eight years until joining Amgen in 2003. He holds an M.D. from the University of Seville School of Medicine, and performed his residency in Internal Medicine at Michael Reese Hospital, a University of Chicago Affiliated Hospital, and his fellowship in Hematology/Oncology at the University of California, Los Angeles.

              Adrian Rawcliffe.    Mr. Rawcliffe has served as our Chief Financial Officer since March 2015 and leads our financial strategy, management and operations functions including compliance and risk management. He has 17 years of experience within the pharmaceutical industry and most recently served as Senior Vice President, Finance of GSK's North American Pharmaceuticals business. Mr. Rawcliffe joined GSK in 1998 and his other senior roles at the company included Senior Vice President Worldwide Business Development and R&D Finance, where he was responsible for all business development and finance activities for GSK's Pharmaceuticals R&D business and Managing Partner and President of SR One Ltd, GSK's venture-capital business. Mr. Rawcliffe qualified as a chartered accountant with PricewaterhouseCoopers and holds a B.Sc. degree in Natural Sciences from the University of Durham, UK.

              Gwendolyn Binder-Scholl, Ph.D.    Dr. Binder-Scholl has served as the Executive Vice-President of Adaptimmune LLC since 2012 and formerly as our Vice President of Operations since March 2011. Dr. Binder-Scholl heads our clinical and regulatory development efforts in the United States. Dr. Binder-Scholl is responsible for driving all aspects of Adaptimmune LLC including its ongoing clinical trials in cancer and its development planning and implementation. She is a biochemistry and molecular biology graduate of Wells College with a Ph.D. in cellular and molecular medicine from Johns Hopkins University. Dr. Binder-Scholl has 14 years of industry and academic experience in cellular and gene therapy translational research and development, with prior roles including Director of Translational Research Operations at the University of Pennsylvania from 2006 to 2011 and Director of Scientific Affairs at Virxsys Corporation.

Non-Employee Directors

              Jonathan Knowles, Ph.D.    Dr. Knowles has served as our Chairman since November 2013 and as a Non-Executive Director since July 2011. He was formerly President of Group Research and a Member of the Executive Committee at F.Hoffman-LaRoche Limited, Basel, Switzerland for 12 years. Dr. Knowles also served as a Board member at Genentech Inc. for 12 years, and as Chairman of the Genetech's Corporate Governance Committee, and was a Member of the Board of Chugai Pharmaceuticals, Tokyo, Japan. Prior to joining Roche in 1997, he was Research Director, Glaxo Wellcome Europe and has also formerly served as Chairman of the Hever Group and the EFPIA Research Directors Group. He was instrumental in creating the Innovative Medicines Initiative (IMI) and was the first Chairman of the Board of IMI. Dr. Knowles is currently Chairman of Immunocore Limited, and a director of several public and private companies including Herantis Pharma plc, Caris Life Science Ltd, Lundbeck and Lonza Group Ltd. He is a Trustee of Cancer Research UK, one of the world's leading cancer research organizations. Dr. Knowles is a Professor Emeritus at the École Polytechnique Fédérale de Lausanne, a Distinguished Professor in Personalized Medicine at the University of Helsinki, Finland, holds a visiting chair at the University of Oxford, and is a visiting scholar of Pembroke College, Cambridge. Dr. Knowles holds a Ph.D. from the University of Edinburgh and a B.S. in Molecular Genetics from the University of East Anglia. Our board of directors believes Dr. Knowles's qualifications to serve as a member of our board include his extensive experience in the pharmaceutical industry and his years of experience in his leadership roles as a director and executive officer.

              Lawrence M. Alleva.    Mr. Alleva has served as a Non-Executive Director since March 2015. Mr. Alleva is a former partner with PricewaterhouseCoopers LLP (PwC), where he worked for 39 years from 1971 until his retirement in June 2010, including 28 years' service as a partner. Mr. Alleva worked with numerous pharmaceutical and biotechnology companies as clients and, additionally, served PwC in a variety of office, regional and national practice leadership roles, most recently as the U.S. Ethics and Compliance Leader for the firm's Assurance Practice from 2006 until 2010. Mr. Alleva currently serves as a director for public companies Tesaro Inc. (NASDAQ: TSRO) and Bright Horizons Family Solutions Inc. (NYSE: BFAM), and for privately held Mirna Therapeutics Inc., and chairs the audit committee for those companies. He previously served on the board of GlobalLogic, Inc. through the sale of the company in 2013 and also chaired the audit committee. Mr. Alleva is a Certified Public Accountant (inactive). He received a B.S. degree in Accounting from Ithaca College and attended Columbia University's Executive MBA non-degree program. Our board of directors believes Mr.Alleva's qualifications to serve as a member of our board include his financial expertise, his extensive experience working with public companies on corporate finance and accounting matters as a Certified Public Accountant (inactive), his experience serving as a director on other corporate boards and his experience in a senior leadership role at PwC.

              Ali Behbahani, M.D.    Dr. Behbahani has served as a Non-Executive Director since September 2014 in his capacity as a nominee of New Enterprise Associates 14 L.P., (NEA), one of our shareholders. Dr. Behbahani has been a Partner on the healthcare team at NEA since 2013, having worked for the fund since 2007, specializing in investments in the biopharmaceutical, medical device, specialty pharmaceutical and healthcare services sectors. He is also currently a member of the board of directors of Nevro Corp. He has previously worked as a consultant in business development at The Medicines Company and held positions as a Venture Associate at Morgan Stanley Venture Partners from 2000 to 2002 and as a Healthcare Investment Banking Analyst at Lehman Brothers from 1998 to 2000. Dr. Behbahani conducted basic science research in the fields of viral fusion inhibition and structural proteomics at the National Institutes of Health and at Duke University. He holds an M.D. degree from The University of Pennsylvania School of Medicine and an M.B.A. degree from The University of Pennsylvania Wharton School. Our board of directors believes Dr. Behbahani's qualifications to serve as a member of our board include his financial expertise, his experience as a venture capital investor, his extensive experience in the healthcare industry and his years of experience in his leadership roles as a director and executive officer.

              Ian Laing.    Mr. Laing has served as a Non-Executive Director since December 2008 and is a founder shareholder of the Company. Having started his career in commercial property, Mr. Laing has been an active investor in life science and technology businesses for 25 years. He was previously a founder shareholder and non-executive director of Oxford Asymmetry International Plc (subsequently Evotec) from 1992 to 2000, Doctors.net.uk, Oxagen Limited, Oxford Semiconductor Limited and Phosphonics Limited. He is currently a non-executive director of several private companies including Aegate Limited, SQW Group Limited and Immunocore Limited. Mr. Laing is a Trustee of the Nuffield Medical Trust and was formerly Deputy Chairman of London Business School and a non-executive director of the Oxford Radcliffe Hospitals NHS Trust. He is a Governor of the Royal Shakespeare Company and an Honorary Fellow of Green Templeton College and St. Edmund Hall in the University of Oxford. Mr. Laing holds a B.A. degree from the University of Oxford and an M.B.A. degree from London Business School. Our board of directors believes Mr. Laing's qualifications to serve as a member of our board include his extensive experience as an investor and his years of experience in his leadership roles as a director.

              David M. Mott.    Mr. Mott has served as a Non-Executive Director since September 2014 in his capacity as a nominee of New Enterprise Associates 14 L.P. (NEA), one of our shareholders. Mr. Mott has served as a General Partner of NEA, an investment firm focused on venture capital and growth equity investments, since 2008, and leads its healthcare investing practice. He was formerly President and Chief Executive Officer of MedImmune LLC, a subsidiary of AstraZeneca Plc, and Executive Vice President of AstraZeneca Plc. From 1992 to 2008, Mr. Mott worked at MedImmune Limited and served in roles including Chief Operating Officer, Chief Financial Officer, President and Chief Executive Officer. Prior to joining MedImmune, Mr. Mott was a Vice President in the Health Care Investment Banking Group at Smith Barney, Harris Upham & Co., Inc. He is currently a member of the board of directors of Prosensa Holding, B.V., Ardelyx, Epizyme and Tesaro, as well as several private companies, and has previously served on numerous public and private company boards in the biopharmaceutical industry. Mr. Mott received a bachelor of arts degree from Dartmouth College. Our board of directors believes Mr. Mott's qualifications to serve as a member of our board include his financial expertise, his experience as a venture capital investor, his extensive experience in the pharmaceutical industry and his years of experience in his leadership roles as a director and executive officer.

              Elliott Sigal, M.D., Ph.D.    Dr. Sigal has served as a Non-Executive Director since September 2014 in his capacity as an industry representative appointed by the other members of our Board. Dr. Sigal is a former Executive Vice President and member of the Board of Directors of Bristol-Myers Squibb. He joined BMS in 1997 as head of Applied Genomics, went on to head Discovery Research followed by clinical development and ultimately served as Chief Scientific Officer and President of R&D from 2004 until 2013. Dr. Sigal serves as a board member for the Mead Johnson Nutrition Company, Spark Therapeutics and the Melanoma Research Alliance. He also serves as a senior advisor to the healthcare team of NEA and consults for several biotechnology companies. Dr. Sigal holds an M.D. from the University of Chicago and trained in Internal Medicine and Pulmonary Medicine at the University of California, San Francisco, where he was on faculty from 1988 to 1992. He also holds a B.S., M.S., and Ph.D. in engineering from Purdue University. Our board of directors believes Dr. Sigal's qualifications to serve as a member of our board include his extensive experience in the pharmaceutical industry and his years of experience in his leadership roles as a director and executive officer.

              Peter Thompson, M.D.    Dr. Thompson has served as a Non-Executive Director since September 2014 in his capacity as a nominee of OrbiMed Private Investments V, L.P., one of our shareholders. Dr. Thompson has been a Private Equity Partner with OrbiMed since 2013 and was previously a Venture Partner since 2010. He co-founded and was Chief Executive Officer of Trubion Pharmaceuticals from 2002 to 2009, co-founded Cleave BioSciences, serves on the boards of several public and private companies, including Response BioMedical Corp since 2013, and was a senior executive of Chiron Corporation from 1995 to 1999 and Becton Dickinson from 1991 to 1995. Dr. Thompson is an Affiliate Professor of Neurosurgery at the University of Washington. He was a member of faculty at the National Cancer Institute following his internal medicine training at Yale University. Our board of directors believes Dr. Thompson's qualifications to serve as a member of our board include his financial expertise, his experience as a venture capital investor, his extensive experience in the pharmaceutical industry and his years of experience in his leadership roles as a director and executive officer.

Board Composition and Election of Directors After this Offering

              Our business affairs are managed under the direction of our board of directors, which is currently composed of seven members. Three of our directors (Dr. Knowles, Mr. Laing and Dr. Thompson) qualify as independent directors under Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

              Each director is elected for                    . Our directors do not have a retirement age requirement under our Articles of Association.

              We will be a foreign private issuer. As a result, in accordance with Nasdaq listing requirements, we will comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance requirements. See "Description of Share Capital and Articles of Association."

Committees of the Board of Directors and Corporate Governance

              Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq.

              The committees of our board of directors will consist of an audit committee, a compensation committee and corporate governance and nominating committee. Each of these committees has the responsibilities described below. Our board of directors may also establish other committees from time to time to assist in the discharge of its responsibilities.

    Audit Committee

              We will rely on the phase-in rules of the SEC and Nasdaq with respect to the independence of our Audit Committee. These rules require that all members of our Audit Committee must meet the independence standard for audit committee members within one year of the effectiveness of the registration statement of which this prospectus forms a part.

              Upon completion of the offering, the members of our Audit Committee will be three of our non-executive directors, Mr. Alleva, Mr. Laing and Mr. Mott. Each of Mr. Alleva and Mr. Laing is an "independent director" as such term is defined in Rule 10A-3 under the Exchange Act. Mr. Alleva will serve as chair of the Audit Committee. Our board of directors has determined that Mr. Alleva is an "audit committee financial expert" as contemplated by the rules of the SEC implementing Section 407 of the Sarbanes Oxley Act of 2002. Our Audit Committee will meet at least three times per year and oversee the monitoring of our internal controls, accounting policies and financial reporting, and provide a forum through which our independent registered public accounting firm reports. Our Audit Committee will meet at least once a year with our independent registered public accounting firm without executive Board members present. The Audit Committee will also be responsible for overseeing the activities of our independent registered public accounting firm, including their appointment, reappointment or removal, as well as monitoring of their objectivity and independence. The Audit

Committee will also consider the fees paid to the independent registered public accounting firm and determine whether the fee levels for non-audit services, individually and in aggregate, relative to the audit fee are appropriate so as not to undermine their independence. The Audit Committee will be responsible for reviewing all related person transactions for potential conflict of interest situations, for approving or ratifying any related person transaction in accordance with our related person transaction policy, and for considering any questions of possible conflicts of interest involving directors.

    Compensation Committee

              Upon completion of the offering, the members of our Compensation Committee will be three of our non-executive directors, Mr. Mott, Mr. Laing and Dr. Thompson, and each of Mr. Laing and Dr. Thompson is an "independent director" as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934. Mr. Mott will serve as chair of the Compensation Committee. Our Compensation Committee will review, among other things, the performance of the executive officers and directors and set the scale and structure of their remuneration and the basis of their service and employment agreements with due regard to the interests of the shareholders. The Compensation Committee will also determine the allocation of awards under our share option schemes to our employees and consultants. No director has a service agreement with a notice period exceeding six months. It will be a policy of the Compensation Committee that no individual will participate in discussions or decisions concerning his own remuneration. As permitted by the listing requirements of Nasdaq, we will opt out of Nasdaq Listing Rule 5605(d) that requires that a compensation committee consist entirely of independent directors.

    Corporate Governance and Nominating Committee

              Upon completion of the offering, the members of our Corporate Governance and Nominating Committee will be Dr. Knowles and Dr. Sigal. Dr. Knowles will serve as chair of the Corporate Governance and Nominating Committee and oversee the evaluation of the board's performance. Dr. Knowles's performance as Chairman will be reviewed by Dr. Sigal, taking into account feedback from other members of the board of directors. The Corporate Governance and Nominating Committee will meet at least twice a year and review the structure, size and composition of the board of directors, supervising the selection and appointment process of directors, making recommendations to the board of directors with regard to any changes and using an external search consultant if considered appropriate. For new appointments, the committee will make a final recommendation to the board of directors, and the board will have the opportunity to meet the candidate prior to approving the appointment. The committee will oversee the induction of new directors and provide appropriate training to the board during the course of the year in order to ensure that they have the knowledge and skills necessary to operate effectively. The committee will also be responsible for annually evaluating the performance of the board, both on an individual basis and for the board as a whole, taking into account such factors as attendance record, contribution during board meetings and the amount of time that has been dedicated to board matters during the course of the year. The committee will also be responsible for developing and recommending to the board a set of corporate governance principles, and for reviewing the adequacy of such principles and recommending any proposed changes to the board.

              As permitted by the listing requirements of Nasdaq, we will opt out of Nasdaq Listing Rule 5605(e) that requires independent director oversight of director nominations.

Code of Business Conduct and Ethics

              Prior to completion of the offering, we intend to adopt a Code of Business Conduct and Ethics that will be applicable to all of our employees, officers and directors. The Code of Business Conduct and Ethics will be available on our website at http://www.adaptimmune.com. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website.

Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation

              The following summary provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our executive officers and directors for services in all capacities to us and our subsidiaries for the year ended June 30, 2014, as well as the amount contributed by us or our subsidiaries into money purchase plans for the year ended June 30, 2014 to provide pension, retirement or similar benefits to our executive officers and directors.

    Executive Officers' and Directors' Compensation

              For the year ended June 30, 2014, we paid an aggregate of approximately $0.52 million in cash and benefits to our executive officers and directors during that period. The amount for Mr. Noble relates to the period from March 31, 2014 to June 30, 2014, when he became our full-time Chief Executive Officer.

    Bonus Plans

              The summary set forth below describes the bonus plan pursuant to which compensation was paid to our executive officers and directors for our last full year.

              Our executive officers and directors are eligible for an annual bonus at the discretion of the Compensation Committee. Bonus awards are reviewed at the end of each calendar year and any such awards are determined by the performance of the individual and the Company as a whole based upon the achievement of strategic objectives set at the beginning of the year.

    Outstanding Equity Awards, Grants and Option Exercise

              During the year ended June 30, 2014, 40,112 options to purchase ordinary shares were awarded to our executive officers and directors. As of June 30, 2014, our executive officers and directors held options to purchase 45,582 ordinary shares. Our chief executive surrendered 4,381 options and our executive officers and directors exercised 13,780 options during the year ended June 30, 2014.

              We periodically grant share options to employees and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns their interests with that of our shareholders. Since June 30, 2012, we have granted options to purchase ordinary shares to 80 employees and consultants who are not directors.

    Pension, Retirement and Similar Benefits

              For the year ended June 30, 2014, we and our subsidiaries contributed a total of approximately $23,893 into money purchase plans to provide pension, retirement or similar benefits to our executive officers and directors.

Employment Agreements

    James Noble

              Mr. Noble has been the Chief Executive Officer of Adaptimmune Limited since our formation in 2008 and, until March 31, 2014, he combined this position with his role as Chief Executive Officer of Immunocore Limited. Due to our Board's strategy to grow the Company significantly over the next few years, Mr. Noble and our other Board members considered it appropriate that he should resign from his position with Immunocore Limited in order to become the full-time Chief Executive Officer of

Adaptimmune. On March 25, 2014, Adaptimmune Limited entered into a service agreement with Mr. Noble, to govern his services as our Chief Executive Officer with effect from March 31, 2014.

              Mr. Noble serves as a Non-Executive Director of Immunocore Limited and also serves as Deputy Chairman of GW Pharmaceuticals plc. His service agreement provides that, save for those engagements, his employment with Adaptimmune Limited is, and shall remain, his sole and exclusive employment.

              Mr. Noble's service agreement provides that his service will continue until either party provides no less than six months' written notice. Upon notice of termination, Adaptimmune Limited may require Mr. Noble not to attend work for all or any part of the period of notice, during which time he will continue to receive his salary and other contractual entitlements. Adaptimmune Limited may terminate Mr. Noble's employment with immediate effect at any time by notice in writing in certain circumstances, as described in his service agreement, including bankruptcy, criminal convictions, gross misconduct or serious or repeated breaches of obligations of his service.

              Pursuant to Mr. Noble's service agreement, his base salary effective January 1, 2015, is £300,000 per annum (to be reviewed annually); access to Adaptimmune Limited's Group Personal Pension Scheme, access to permanent health insurance coverage and to a private healthcare scheme; and that Adaptimmune Limited may, in its absolute discretion, pay a bonus of such amount, at such intervals and subject to such conditions as the Company may in its absolute discretion determine from time to time.

              Mr. Noble's service agreement contains provisions regarding confidentiality and proprietary information, including an express assignment of inventions to Adaptimmune Limited, as well as non-competition and non-solicitation provisions. His service agreement also provides that for 12 months following termination of his employment with Adaptimmune Limited, he will not entice, induce or encourage any customer or employee to end their relationship with Adaptimmune Limited or any other of our members, solicit or accept business from customers or engage in competitive acts more fully described in his service agreement.

    Helen Tayton-Martin, Ph.D.

              Dr. Tayton-Martin has served as Chief Operating Officer since July 2008 and entered into a service agreement with Adaptimmune Limited on March 24, 2014. Her agreement provides that her services will continue until either party provides no less than six months' written notice. Upon notice of termination, Adaptimmune Limited may require Dr. Tayton-Martin not to attend work for all or any part of the period of notice, during which time she will continue to receive her salary and other contractual entitlements. Adaptimmune Limited may terminate Dr. Tayton-Martin's employment with immediate effect at any time by notice in writing in certain circumstances, as described in her service agreement, including bankruptcy, criminal convictions, gross misconduct or serious or repeated breaches of obligations of her service.

              Pursuant to Dr. Tayton-Martin's service agreement, her base salary effective January 1, 2015, is £225,000 per annum (to be reviewed annually); access to Adaptimmune Limited's Group Personal Pension Scheme, permanent health insurance coverage and to a private healthcare scheme; and that Adaptimmune Limited may, in its absolute discretion, pay a bonus of such amount, at such intervals and subject to such conditions as the Company may in its absolute discretion determine from time to time.

              Dr. Tayton-Martin's service agreement contains provisions regarding confidentiality and proprietary information, including an express assignment of inventions to Adaptimmune Limited, as well as non-competition and non-solicitation provisions. Her service agreement also provides that for 12 months following termination of her employment with Adaptimmune Limited, she will not entice, induce or encourage any customer or employee to end their relationship with Adaptimmune Limited or any other of our members, solicit or accept business from customers or engage in competitive acts more fully described in her service agreement.

    Rafael Amado, M.D.

              Dr. Amado has served as our Chief Medical Officer since March 2015 and is employed pursuant to an employment agreement with Adaptimmune LLC that was entered into on February 18, 2015. His base salary effective March 16, 2015, is $418,200 per annum (to be reviewed annually) and he is eligible for an annual target bonus of 45% of his base salary, pro-rated for any part-year of employment. His agreement provides for the award of 3,600,000 share options as soon as practicable after his start date and access to equity plans maintained by Adaptimmune LLC and its affiliates, at the discretion of the Board or Compensation Committee. He is eligible for a period payment to defray the cost of Philadelphia city tax at an amount equating to 3.459% of his salary and bonus and has access to medical, dental and other employee plans that are maintained for employees in the United States.

              Dr. Amado's employment agreement can be terminated by either party without cause, provided that Dr. Amado is required to provide 60 days' written notice. Adaptimmune LLC may terminate Dr. Amado's employment with immediate effect for cause, including material breach and gross negligence, and Dr. Amado may terminate his employment with immediate effect for good reason, including material diminution in his responsibilities or in his base salary, except for across-the-board salary reductions similarly affecting other senior management or as agreed with Dr. Amado. If his employment is terminated by the Company without cause or by Dr. Amado for good reason, he is eligible to receive a severance package that includes a severance payment equivalent to nine months of base salary and reimbursement of group health care coverage premiums for nine months after termination. In a change of control situation, any of Dr. Amado's 3,600,000 share options that are unvested will immediately vest and become exercisable whether or not his employment is also terminated.

              Dr. Amado's agreement contains provisions regarding confidentiality and proprietary information, including an express assignment of inventions, as well as non-competition and non-solicitation provisions. His service agreement also provides that for 12 months following termination of his employment with Adaptimmune LLC, he will not compete with Adaptimmune LLC and its affiliates and will not solicit clients and employees of those companies or engage in competitive acts more fully described in his agreement.

    Adrian Rawcliffe

              Mr. Rawcliffe has served as our Chief Financial Officer since March 2015 and is employed pursuant to an employment agreement with Adaptimmune LLC that was entered into on February 20, 2015. His base salary effective March 16, 2015, is $425,000 per annum (to be reviewed annually) and he is eligible for an annual target bonus of 45% of his base salary, pro-rated for any part-year of employment. His agreement provides for the award of 3,600,000 share options as soon as practicable after his start date and access to equity plans maintained by Adaptimmune LLC and its affiliates, at the discretion of the Board or Compensation Committee. He is eligible for a period payment to defray the cost of Philadelphia city tax at an amount equating to 3.459% of his salary and bonus and has access to medical, dental and other employee plans that are maintained for employees in the United States.

              Mr. Rawcliffe's employment agreement can be terminated by either party without cause, provided that Mr. Rawcliffe is required to provide 60 days' written notice. Adaptimmune LLC may terminate Mr. Rawcliffe's employment with immediate effect for cause, including material breach and gross negligence, and Mr. Rawcliffe may terminate his employment with immediate effect for good reason, including material diminution in his responsibilities or in his base salary, except for across-the-board salary reductions similarly affecting other senior management or as agreed with Mr. Rawcliffe. If his employment is terminated by the Company without cause or by Mr. Rawcliffe for good reason, he is eligible to receive a severance package that includes a severance payment equivalent to nine months of base salary and reimbursement of group health care coverage premiums for nine months after termination. In a change of control situation, any of Mr. Rawcliffe's 3,600,000 share options that are unvested will immediately vest and become exercisable whether or not his employment is also terminated.

              Mr. Rawcliffe's agreement contains provisions regarding confidentiality and proprietary information, including an express assignment of inventions, as well as non-competition and non-solicitation provisions. His service agreement also provides that for 12 months following termination of his employment with Adaptimmune LLC, he will not compete with Adaptimmune LLC and its affiliates and will not solicit clients and employees of those companies or engage in competitive acts more fully described in his agreement.

    Gwendolyn Binder-Scholl, Ph.D.

              Dr. Binder-Scholl, Executive Vice-President of Adaptimmune LLC, is employed pursuant to an employment agreement with Adaptimmune LLC that was entered into on March 1, 2011 and can be terminated by either party without cause on provision of no less than one month's written notice. Adaptimmune LLC may terminate Dr. Binder-Scholl's employment with immediate effect for cause, including bankruptcy, criminal convictions and gross negligence, and Dr. Binder-Scholl may terminate her employment with immediate effect for good reason, including demotion.

              Pursuant to Dr. Binder-Scholl's agreement, her base salary effective January 1, 2015, is $250,000 per annum (to be reviewed annually), access to equity plans maintained by Adaptimmune LLC and its affiliates, at the discretion of the Board or Compensation Committee, and access to medical, dental and other employee plans that are maintained for employees in the United States. Dr. Binder-Scholl's agreement contains provisions regarding confidentiality and proprietary information, including an express assignment of inventions, as well as non-competition and non-solicitation provisions. Her service agreement also provides that for 12 months following termination of her employment with Adaptimmune LLC, she will not compete with Adaptimmune LLC and Adaptimmune Limited and will not solicit clients and employees of those companies or engage in competitive acts more fully described in her agreement.

Agreements with Non-Executive Directors

    Jonathan Knowles, Ph.D.

              On July 25, 2011, Adaptimmune Limited appointed Dr. Knowles as a Non-Executive Director and on November 12, 2013, he was appointed as Chairman with immediate effect. On May 14, 2014, Adaptimmune Limited entered into an appointment letter with Dr. Knowles, which continues for no specific duration. The appointment letter provides that Dr. Knowles is not entitled to any director's fee and is entitled to reimbursement of reasonable and documented expenses incurred on company business and to directors' and officers' liability insurance.

              Dr. Knowles's appointment letter provides that his appointment will continue until either party provides no less than six months' written notice and that he should be prepared to spend such time on company business as is necessary for the proper performance of his duties, including devoting time to additional board, committee and shareholder meetings and ad hoc matters.

              Dr. Knowles's appointment was subject to the provisions of the articles of association of Adaptimmune Limited adopted on September 18, 2014 and as amended by written resolution passed on September 23, 2014 (the "Articles") and the Amended and Restated Shareholders Agreement dated September 23, 2014 (the "Shareholders Agreement"), which provided that Dr. Knowles is deemed to have been appointed as a representative of the ordinary shareholders of Adaptimmune Limited and may be removed from office by a written notice signed by the majority of the ordinary shareholders.

Pursant to the first stage of our corporate reorganization, the Shareholders Agreement was terminated on February 23, 2015 and on the same date we entered into a new shareholders agreement and Adaptimmune Therapeutics Limited adopted new articles of association under which Dr. Knowles is deemed to have been appointed as a representative of the ordinary shareholders of Adaptimmune Therapeutics Limited who are parties to the new shareholders agreement and may be removed from office by a written notice signed by the majority of those ordinary shareholders. Dr. Knowles's appointment may also be terminated in the circumstances described in his appointment letter, including bankruptcy, criminal convictions, gross misconduct or serious or repeated breaches of obligations of his service.

              Dr. Knowles's letter of appointment contains provisions regarding confidentiality and proprietary information, including an express assignment of inventions to Adaptimmune Limited, as well as non-competition provisions. His appointment letter does not contain non-competition and non-solicitation provisions; however, he is a party to the Shareholders Agreement, which provides that for nine months following his ceasing to be a shareholder of Adaptimmune Limited, he will not entice, induce or encourage any employee or customer to end their relationship with Adaptimmune Limited or any other of our members, or engage in competitive acts more fully described in the Shareholders Agreement.

              Prior to the completion of this offering we will enter into an amended agreement relating to Dr. Knowles's service as the chairman and a member of our board of directors, and as the chairman of the Corporate Governance and Nominating Committee.

    Ian Laing

              On December 2, 2008, Adaptimmune Limited appointed Mr. Laing as a Non-Executive Director and on May 14, 2014, Adaptimmune Limited entered into an appointment letter with Mr. Laing, which continues for no specific duration. The appointment letter provides that Mr. Laing is not entitled to any director's fee and is entitled to reimbursement of reasonable and documented expenses incurred on company business and to directors' and officers' liability insurance.

              Mr. Laing's appointment letter provides that his appointment will continue until either party provides no less than three months' written notice and that he should be prepared to spend a minimum of 24 days per annum on company business.

              Mr. Laing's appointment was subject to the provisions of the Articles and the Shareholders Agreement of Adaptimmune Limited, which provided that Mr. Laing was deemed to have been appointed as a representative of the ordinary shareholders of Adaptimmune Limited and could be removed from office by a written notice signed by a majority of the ordinary shareholders. Pursant to the first stage of our corporate reorganization, the Shareholders Agreement of Adaptimmune Limited was terminated on February 23, 2015 and on the same date we entered into a new shareholders agreement and Adaptimmune Therapeutics Limited adopted new articles of association under which Mr. Laing is deemed to have been appointed as a representative of the ordinary shareholders of Adaptimmune Therapeutics Limited who are parties to the new shareholders agreement and may be removed from office by a written notice signed by the majority of those ordinary shareholders. Mr. Laing's appointment may also be terminated in the circumstances described in his appointment letter, including bankruptcy, criminal convictions, gross misconduct or serious or repeated breaches of obligations of his service.

              Mr. Laing's appointment letter contains provisions regarding confidentiality. His appointment letter does not contain non-competition and non-solicitation provisions; however, he is a party to the Shareholders Agreement, which provides that for nine months following his ceasing to be a shareholder of Adaptimmune Limited, he will not entice, induce or encourage any employee or customer to end their relationship with Adaptimmune Limited or any other of our members, or engage in competitive acts more fully described in the Shareholders Agreement.

              Prior to the completion of this offering we will enter into an amended agreement relating to Mr. Laing's service on our board of directors and as a member of the Audit Committee and of the Compensation Committee.

    Lawrence M. Alleva

              On March 5, 2015, Adaptimmune Therapeutics Limited appointed Mr. Alleva as a Non-Executive Director and chairman of the Audit Committee. Prior to the completion of this offering, we will enter into an agreement relating to his service on our board of directors and chairman of the Audit Committee.

    Ali Behbahani, M.D.

              In September 2014, Adaptimmune Limited appointed Dr. Behbahani as a Non-Executive Director. Dr. Behbahani was appointed by NEA upon the completion of our sale of Series A preferred shares. Prior to the completion of this offering we will enter into an agreement relating to his service on our board of directors.

    David M. Mott

              In September 2014, Adaptimmune Limited appointed Mr. Mott as a Non-Executive Director. Mr. Mott was appointed by NEA upon the completion of our sale of Series A preferred shares. Prior to the completion of this offering we will enter into an agreement relating to his service on our board of directors and as the chairman of the Compensation Committee and a member of the Audit Committee.

    Elliott Sigal, M.D., Ph.D.

              In September 2014, Adaptimmune Limited appointed Dr. Sigal as a Non-Executive Director. Dr. Sigal was appointed upon the completion of our sale of Series A preferred shares. Prior to the completion of this offering we will enter into an agreement relating to his service on our board of directors and as a member of the Corporate Governance and Nominating Committee.

    Peter Thompson, M.D.

              In September 2014, Adaptimmune Limited appointed Dr. Thompson as a Non-Executive Director. Dr. Thompson was appointed by OrbiMed upon the completion of our sale of Series A preferred shares. Prior to the completion of this offering we will enter into an agreement relating to his service on our board of directors and as a member of the Compensation Committee.

Equity Compensation Plans

              Through December 31, 2014, we have granted options to purchase shares in Adaptimmune Limited under three main option schemes, which are summarized in this section. It is not intended that any further options to acquire shares in Adaptimmune Limited will be granted under these option schemes. As part of our corporate reorganization the holders of options granted under these schemes will be offered equivalent options on substantially the same terms over the shares of Adaptimmune Therapeutics Limited in exchange for the release of these options. See "Corporate Reorganization."

              In addition to these replacement options, there are 11,803,300 ordinary shares in Adaptimmune Therapeutics Limited reserved as potentially issuable pursuant to future awards under any equity incentive plans to be adopted by Adaptimmune Therapeutics Limited. As of the date of this prospectus, Adaptimmune Therapeutics Limited has adopted two equity incentive plans; the Adaptimmune Therapeutics Limited 2015 Share Option Scheme and the Adaptimmune Therapeutics Limited Company Share Option Plan. These plans are also summarized in this section.

    Vesting Dates of Options

              Generally, the vesting dates for the options that we have granted under the Adaptimmune Limited option schemes are:

Options granted in 2009:	100% on the third anniversary of the grant date
Options granted in 2011, 2012, 2013 and April 2014:	25% on the first anniversary of the grant date and 75% in annual installments over the following three years
Options granted in December 2014:	25% on the first anniversary of the grant date and 75% in monthly installments over the following three years

    Adaptimmune Limited Share Option Scheme (Incorporating Management Incentive Options)

              Our Adaptimmune Limited Share Option Scheme, or "Adaptimmune Scheme," was adopted on May 30, 2008.

              Enterprise Management Incentive ("EMI") options (which are potentially tax-advantaged in the United Kingdom) may be granted (subject to the relevant conditions being met) under our Adaptimmune Scheme to our employees who are eligible to receive EMI options under applicable U.K. tax law. Unapproved options (which do not attract tax advantages) may be granted to our employees who are not eligible to receive EMI options, and to our directors and consultants.

              Exercise Conditions. Options granted may be granted subject to performance targets or other exercise conditions which must be satisfied before exercise. These targets or conditions may be waived or amended by the Board provided that, in the case of a performance target, no amendment or variation may be made unless an event occurs in consequence of which the Board reasonably considers that the terms of the existing performance targets should be amended to ensure that the performance criteria will be a fairer measure of such performance, or that the performance condition will afford a more effective incentive to the participant and will be no more difficult to satisfy.

              Leaver Provisions. Generally, options must be exercised while the participant is an employee, director or consultant of us or a subsidiary. However, in certain circumstances a participant may exercise his options within a period of ceasing to be so connected.

              Takeovers and Corporate Events. If any person obtains control of us (as determined in accordance with specified U.K. tax law) as a result of making a general offer to acquire shares, any vested options may be exercised within four months after the time the person has obtained control and any conditions subject to which the offer is made have been satisfied. In addition, if such an offer is made, the Board has discretion to permit the exercise of all outstanding options, whether or not vested, within such time period as it may specify. To the extent they are not exercised, such options will lapse at the end of the relevant period for exercise. However, if another company obtains all of our shares as a result of a "qualifying exchange of shares" and participants are invited to release their options in consideration of the grant of equivalent options in the acquiring company, and fail to accept the invitation, their options will lapse.

              Options which are not otherwise exercisable may, subject to certain conditions, be exercisable in connection with the demerger of a subsidiary of us. In the event of certain court sanctioned restructurings or amalgamations of us, options may be exercisable over such number of shares as the Board may determine during the period commencing with the date on which the court sanctions the compromise or arrangement and ending with the date on which it becomes effective. In the event of a proposal for a voluntary winding-up, except for the purpose of restructuring or amalgamation, options may be exercised within the period ending with the date on which we pass a resolution for voluntary winding up.

              Adjustment of Awards. In the event that there is any variation in our share capital the Board may make such adjustments as it considers fair and reasonable to one or more of: the number of shares in respect of which options may be exercised; the option price and the number of shares which may be allotted following the exercise of options.

              Transferability. No options under our Adaptimmune Scheme may be transferred, assigned, charged or otherwise disposed of (except on death to the participant's personal representatives) and will lapse immediately upon an attempt to do so. In addition, options that have been awarded will lapse immediately if the participant becomes bankrupt.

              Amendment. The Board may waive or amend the rules of our Adaptimmune Scheme as they deem desirable with the consent of our shareholders, provided that no modification or alteration shall be made which would abrogate or adversely affect the subsisting rights of participants without the prior consent of participants holding 75% of the shares then under option.

              Termination. The Board may terminate our Adaptimmune Scheme, without prejudice to subsisting options granted under it.

              Adaptimmune Limited 2014 Share Option Scheme (Incorporating Enterprise Management Incentive options)

              Our Adaptimmune Limited 2014 Share Option Scheme, or "Adaptimmune 2014 Scheme" was adopted on April 11, 2014. EMI options may be granted (subject to the relevant conditions being met) under our Adaptimmune 2014 Scheme to our employees who are eligible to receive EMI options under applicable U.K. tax law. Unapproved options may be granted to our employees who are not eligible to receive EMI options and to directors.

              Following entering into the GSK collaboration and license agreement in May 2014, we no longer qualified for EMI status because our assets exceed the maximum asset test of £30 million for EMI purposes. Therefore, since that date, no further EMI options were granted under our Adaptimmune Scheme or our Adaptimmune 2014 Scheme; however, unapproved options have been granted under those schemes since that date.

              Exercise Conditions. Options granted under our Adaptimmune 2014 Scheme may not (subject to certain limited exceptions) be exercised prior to the earliest of the occurrence of a listing or takeover of us, the sale of the whole or substantially the whole of our business and assets, or the expiry of the period of 114 months commencing on the first day of the month in which the date of grant occurs (subject to a discretion on the part of the Board to allow exercise in other circumstances). In addition, options may be granted subject to vesting schedules or to performance targets which must be satisfied before exercise. Vesting schedules may be accelerated by the Board, and performance targets may be varied, provided that in the case of a performance target, no variation may be made unless an event occurs in consequence of which the Board reasonably considers that the terms of the existing performance targets should be so varied to ensure that the performance criteria will be a fairer measure of such performance, or that the performance condition will afford a more effective incentive to the participant and will be no more difficult to satisfy.

              Leaver Provisions. Generally, options must be exercised while the participant is an employee or director of us or a subsidiary. However, in certain circumstances a participant may exercise his options within a period of ceasing to be so connected.

              Takeovers and Corporate Events. If any person obtains control of us (as determined in accordance with specified U.K. tax law) as a result of making a general offer to acquire shares or pursuant to an agreement to acquire shares, any vested options may be exercised within 40 days after the time the person has obtained control and any conditions subject to which the offer is made have been satisfied. In addition, if such an offer is made or such an agreement is negotiated, the Board may specify a period for the exercise of options which would be vested as of the date of the change of control (and may additionally allow the exercise during that period of all outstanding options, whether or not vested). To the extent they are not exercised such options will lapse at the end of the relevant period for exercise. However, if another company obtains all of our shares as a result of a "qualifying exchange of shares" and participants are invited to release their options in consideration of the grant of equivalent options in the acquiring company, and fail to accept the invitation, their options will lapse.

              In the event of a sale by of the whole or substantially the whole of our business and its assets, vested options may be exercised for the period of 40 days following that sale, and if unexercised will lapse at the end of that period, subject to a discretion on the part of the Board to allow exercise in advance of the sale.

              In the event of a listing of Adaptimmune, the Board may specify certain restricted periods following the listing in which the exercise of options is allowed.

              Adjustment of Awards. In the event that there is any variation in our share capital the Board may make such adjustments as it considers in its reasonable opinion to be fair and appropriate to the number and description of shares subject to each option and/or the option price.

              Transferability. No options under our Adaptimmune 2014 Scheme may be transferred, assigned or have any charge or other security interest created over them and will lapse immediately upon an attempt to do so. In addition, options that have been awarded will lapse immediately if the participant becomes bankrupt.

              Amendment. The Board may amend, delete or add to the rules of our Adaptimmune 2014 Scheme in any respect as they deem desirable, provided that no amendment, deletion or addition shall be made which adversely affects the subsisting rights of participants without the prior consent of participants holding 75% of the shares under option.

              Termination. The Board may terminate our Adaptimmune 2014 Scheme, without prejudice to subsisting options granted under it.

    Adaptimmune Limited Company Share Option Plan

              Our Adaptimmune Limited Company Share Option Plan, or "Adaptimmune Limited CSOP," was adopted on December 16, 2014. The Adaptimmune Limited CSOP allowed the grant of options to our eligible employees prior to the acquisition of Adaptimmune Limited by Adaptimmune Therapeutics Limited pursuant to our corporate reorganization. The Adaptimmune Limited CSOP is a tax efficient option scheme and CSOP options were granted on December 19, 2014 and on December 31, 2014 to our part-time and full-time employees. None of the grants exceeds the maximum value of £30,000 per participant for the shares under the option, which is a CSOP compliance requirement.

              Exercise Conditions. Options granted under the Adaptimmune Limited CSOP may not (subject to certain limited exceptions) be exercised prior to the earliest of the occurrence of a listing or takeover of us, the sale of the whole or substantially the whole of our business and assets, a court sanctioned compromise or arrangement affecting our shares or the expiry of the period of 114 months commencing on the first day of the month in which the date of grant occurs (subject to a discretion on the part of the Board to allow exercise in other circumstances). In addition, options may be granted subject to vesting schedules or to performance targets which must be satisfied before exercise. Vesting schedules may be accelerated by the Board, and performance targets may be varied, provided that no variation may be made unless an event occurs in consequence of which the Board reasonably considers that the terms of the existing performance targets should be so varied to ensure that the performance criteria will be a fairer measure of such performance, or that the performance condition will afford a more effective incentive to the participant and will be no more difficult to satisfy.

              Leaver Provisions. Generally, options must be exercised while the participant is an employee of us or a subsidiary. However, in certain circumstances a participant may exercise his options within a period of ceasing to be an employee.

              Takeovers and Corporate Events. If any person obtains control of us (as determined in accordance with specified U.K. tax law), as a result of making a general offer to acquire shares or pursuant to an agreement to acquire shares, any vested options may be exercised within 40 days after the time the person has obtained control and any conditions subject to which the offer is made have been satisfied. In addition, if such an offer is made or such an agreement is negotiated, the Board may specify a period for the exercise of options which would be vested as of the date of the change of control (and may additionally allow the exercise during that period of all outstanding options, whether or not vested). To the extent they are not exercised, such options will lapse at the end of the relevant period for exercise.

              In the event of a sale of the whole or substantially the whole of our business and its assets, vested options may be exercised for the period of 40 days following that sale, and if unexercised will lapse at the end of that period, subject to a discretion on the part of the Board to allow exercise in advance of the sale. In the event of a court sanctioned compromised or arrangement applicable to or affecting the company's shares, options may be exercised within 40 days beginning with the date of court sanction, and to the extent they are not exercised, the options will lapse.

              In the event of a listing of our Company, the Board may specify certain restricted periods following the listing in which the exercise of options is allowed.

              Adjustment of Awards. In the event that there is any variation in our share capital the Board may make such adjustments as it considers in its reasonable opinion to be fair and appropriate to the number and description of shares subject to each option and/or the option price. Any such adjustment shall also comply with the requirements applicable to tax-advantaged CSOP options.

              Transferability. No options under the Adaptimmune Limited CSOP may be transferred, assigned or have any charge or other security interest created over them and will lapse immediately upon an attempt to do so. In addition, options that have been awarded will lapse immediately if the participant becomes bankrupt.

              Amendment. The Board may amend the rules of the Adaptimmune Limited CSOP, provided that:

    (a)
    no amendment may be made which would result in the tax advantages of the CSOP options being lost;

    (b)
    no material amendment shall be made with a material adverse impact on subsisting options without the prior consent of participants holding 75% of the shares under option; and

    (c)
    certain amendments which make the terms of options materially more generous, increase certain limits on participation or expand the class of potential participants may not be made without the approval of our shareholders.

    Adaptimmune Therapeutics Limited 2015 Share Option Scheme

              Our Adaptimmune Therapeutics Limited 2015 Share Option Scheme, or "Adaptimmune 2015 Scheme" was adopted on March 16, 2015. EMI options may be granted (subject to the relevant conditions being met) under the Adaptimmune 2015 Scheme to our employees who are eligible to receive EMI options under applicable U.K. tax law. Unapproved options (whch do not have a preferential tax treatment) may also be granted to our employees, directors and consultants.

              As noted above, we do not currently qualify for EMI status because our assets exceed the maximum asset test of £30 million for EMI purposes.

              Exercise Conditions. Options granted under our Adaptimmune 2015 Scheme may be granted subject to vesting schedules or to performance targets which must be satisfied before exercise. Vesting schedules may be accelerated by the Board, and performance targets may be varied, provided that in the case of a performance target, no variation may be made unless an event occurs in consequence of which the Board reasonably considers that the terms of the existing performance targets should be so varied to ensure that the performance criteria will be a fairer measure of such performance, or that the performance condition will afford a more effective incentive to the participant and will be no more difficult to satisfy.

              Leaver Provisions. Generally, options must be exercised while the participant is an employee or director of or a consultant to us or a subsidiary. However, in certain circumstances a participant may exercise his options within a period of ceasing to be so connected.

              Takeovers and Corporate Events. If any person obtains control of us (as determined in accordance with specified U.K. tax law) as a result of making a general offer to acquire shares or pursuant to an agreement to acquire shares, any vested options may be exercised within 40 days after the time the person has obtained control and any conditions subject to which the offer is made have been satisfied. In addition, if such an offer is made or such an agreement is negotiated, the Board may specify a period for the exercise of options which would be vested as of the date of the change of control (and may additionally allow the exercise during that period of all outstanding options, whether or not vested). To the extent they are not exercised such options will lapse at the end of the relevant period for exercise. However, if another company obtains all of our shares as a result of a "qualifying exchange of shares" and participants are invited to release their options in consideration of the grant of equivalent options in the acquiring company, and fail to accept the invitation, their options will lapse.

              In the event of a sale by of the whole or substantially the whole of our business and its assets, vested options may be exercised for the period of 40 days following that sale, and if unexercised will lapse at the end of that period, subject to a discretion on the part of the Board to allow exercise in advance of the sale.

              In the event of a listing of Adaptimmune, the Board may specify certain restricted periods following the listing in which the exercise of vested options is allowed.

              Adjustment of Awards. In the event that there is any variation in our share capital the Board may make such adjustments as it considers in its reasonable opinion to be fair and appropriate to the number and description of shares subject to each option and/or the option price.

              Transferability. No options under our Adaptimmune 2015 Scheme may be transferred, assigned or have any charge or other security interest created over them and will lapse immediately upon an attempt to do so. In addition, options that have been awarded will lapse immediately if the participant becomes bankrupt.

              Amendment. The Board may amend, delete or add to the rules of our Adaptimmune 2015 Scheme in any respect as they deem desirable, provided that no amendment, deletion or addition shall be made which adversely affects the subsisting rights of participants without the prior consent of participants holding 75% of the shares under option.

              Termination. The Board may terminate our Adaptimmune 2015 Scheme, without prejudice to subsisting options granted under it.

    Adaptimmune Therapeutics Limited Company Share Option Plan

              Our Adaptimmune Therapeutics Limited Company Share Option Plan, or "Adaptimmune Therapeutics Limited CSOP," was adopted on March 16, 2015. Options may be granted under the Adaptimmune Therapeutics Limited CSOP to our eligible employees. The Adaptimmune Therapeutics Limited CSOP is a tax efficient option scheme intended to comply with the requirements of Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003 of the United Kingdom, which provides for the grant of company share option plan or "CSOP" options. Grants may not exceeds the maximum value of £30,000 per participant for the shares under the option, which is a CSOP compliance requirement.

              Exercise Conditions. Options granted under the Adaptimmune Therapeutics Limited CSOP may be granted subject to vesting schedules or to performance targets which must be satisfied before exercise. Vesting schedules may be accelerated by the Board, and performance targets may be varied, provided that in the case of a performance target, no variation may be made unless an event occurs in consequence of which the Board reasonably considers that the terms of the existing performance targets should be so varied to ensure that the performance criteria will be a fairer measure of such performance, or that the performance condition will afford a more effective incentive to the participant and will be no more difficult to satisfy.

              Leaver Provisions. Generally, options must be exercised while the participant is an employee of us or a subsidiary. However, in certain circumstances a participant may exercise his options within a period of ceasing to be an employee.

              Takeovers and Corporate Events. If any person obtains control of us (as determined in accordance with specified U.K. tax law), as a result of making a general offer to acquire shares or pursuant to an agreement to acquire shares, any vested options may be exercised within 40 days after the time the person has obtained control and any conditions subject to which the offer is made have been satisfied. In addition, if such an offer is made or such an agreement is negotiated, the Board may specify a period for the exercise of options which would be vested as of the date of the change of control (and may additionally allow the exercise during that period of all outstanding options, whether or not vested). To the extent they are not exercised, such options will lapse at the end of the relevant period for exercise.

              In the event of a sale of the whole or substantially the whole of our business and its assets, vested options may be exercised for the period of 40 days following that sale, and if unexercised will lapse at the end of that period, subject to a discretion on the part of the Board to allow exercise of options that would vest at the time of the sale in advance of the sale. In the event of a court sanctioned compromised or arrangement applicable to or affecting the company's shares, options may be exercised within 40 days beginning with the date of court sanction, and to the extent they are not exercised, the options will lapse.

              In the event of a listing of our Company, the Board may specify certain restricted periods following the listing in which the exercise of options is allowed.

              Adjustment of Awards. In the event that there is any variation in our share capital the Board may make such adjustments as it considers in its reasonable opinion to be fair and appropriate to the number and description of shares subject to each option and/or the option price. Any such adjustment shall also comply with the requirements applicable to tax-advantaged CSOP options.

              Transferability. No options under the Adaptimmune Therapeutics Limited CSOP may be transferred, assigned or have any charge or other security interest created over them and will lapse immediately upon an attempt to do so. In addition, options that have been awarded will lapse immediately if the participant becomes bankrupt.

              Amendment. The Board may amend the rules of the Adaptimmune Therapeutics Limited CSOP, provided that:

    (a)
    no amendment may be made which would result in the tax advantages of the CSOP options being lost;

    (b)
    no material amendment shall be made with a material adverse impact on subsisting options without the prior consent of participants holding 75% of the shares under option; and

    (c)
    certain amendments which make the terms of options materially more generous, increase certain limits on participation or expand the class of potential participants may not be made without the approval of our shareholders.

RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Party Transactions

              Prior to the completion of this offering, we expect to adopt a related person transaction policy. Our related person transaction policy will set forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction will be a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director will not be covered by this policy. A related person will be any employee, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

              Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our Audit Committee, or, if Audit Committee approval would be inappropriate, to another independent body of our board of directors for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, which we will adopt prior to the completion of this offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

Transactions

              The following is a description of related party transactions we and Adaptimmune Limited have entered into since June 30, 2011 with any of our directors and officers and the holders of more than 5% of our shares, in which the amount involved exceeds $120,000 and that are material to us.

    Subscriptions for Shares by Certain Related Parties

              We and each of Dr. Jonathan Knowles (our chairman), James Noble (our chief executive officer), Dr. Bent Jakobsen (our scientific co-founder) and Immunocore Limited, a holder of approximately 7.6% of our shares as of the date of this prospectus, entered into a subscription agreement on March 31, 2014 pursuant to which Adaptimmune Limited issued 310,285 ordinary shares for an aggregate consideration of £4,343,990. This subscription agreement was terminated upon the closing of Adaptimmune Limited Series A preferred share financing round on September 23, 2014.

    Subscriptions for Shares by Dr. Jonathan Knowles

              From June 30, 2011 to March 31, 2014, Adaptimmune Limited issued a total of 69,242 ordinary shares to Dr. Jonathan Knowles, our chairman and a director, for an aggregate consideration of £969,388. This figure includes ordinary shares issued and consideration given pursuant to the 2014 Subscription Agreement described above.

    Subscriptions for Shares by James Noble

              From June 30, 2011 to April 7, 2014, Adaptimmune Limited issued a total of 38,025 ordinary shares to Mr. Noble, our chief executive officer, for an aggregate consideration of £515,503. This figure includes ordinary shares issued and consideration given pursuant to the 2014 Subscription Agreement described above and the exercise of share options.

    Subscriptions for Shares by Ian Laing

              From June 30, 2011 to December 16, 2013, Adaptimmune Limited issued a total of 153,427 ordinary shares to Mr. Laing, a director and a holder of 8.13% of our shares as of the date of this prospectus, for an aggregate consideration of £2,133,820.

    Subscriptions for Shares by Nicholas Cross

              From June 30, 2011 to December 16, 2013, Adaptimmune Limited issued a total of 153,427 ordinary shares to Mr. Cross, a holder of 8.13% of our shares as of the date of this prospectus, for an aggregate consideration of £2,133,820.

    Subscriptions for Shares by George Robinson

              From June 30, 2011 to December 16, 2013, Adaptimmune Limited issued a total of 153,427 ordinary shares to Mr. Robinson, a holder of 8.13% of our shares as of the date of this prospectus, for an aggregate consideration of £2,133,820.

              All of the share numbers in this subsection are as of dates prior to and do not reflect the share for share exchange pursuant to our corporate reorganization described elsewhere in this prospectus. See "Corporate Reorganization."

    Sale of Series A Preferred Shares

              Adaptimmune Limited and certain of our existing shareholders entered into a Series A preferred share purchase agreement on September 23, 2014 pursuant to which Adaptimmune Limited issued 1,758,418 Series A preferred shares for an aggregate consideration of $103,809,789. The representations and warranties of the Company and the purchasers contained in or made pursuant to this agreement survive the closing of that financing.

              The table below sets forth the number of Series A preferred shares, and the aggregate subscription price of the Series A preferred shares issued on September 23, 2014 to the members of our board of directors and the owners of more than five percent of a class of our share capital, or an affiliate or immediate family member thereof:

Purchaser	Number of Series A Preferred Shares	Total Purchase Price
New Enterprise Associates(1)	592,860	$35,000,024
OrbiMed Private Investments V, L.P.(2)	254,083	$15,000,019
Sigal Family Investments, LLC(3)	2,541	$150,010

(1)
Consists of (i) 592,690 shares directly held by New Enterprise Associates 14, L.P., or NEA 14 and (ii) 170 shares directly held by NEA Ventures 14, L.P., or NEA Ven 14. The shares directly held by NEA 14 are indirectly held by NEA Partners 14, L.P., or NEA Partners 14, the sole general partner of NEA 14, NEA 14 GP, LTD, or NEA 14 LTD, the sole general partner of NEA Partners 14 and each of the individual Directors of NEA 14 LTD. The individual directors of NEA 14 LTD are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Anthony A. Florence, Jr., Patrick J. Kerins, Krishna "Kittu" Kolluri, C. Richard

    Kramlich, David M. Mott (a member of our board of directors), Scott D. Sandell, Peter Sonsini, Ravi Viswanathan and Harry R. Weller. The shares directly held by NEA Ven 14 are indirectly held by Karen P. Welsh, the general partner of NEA Ven 14. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein. The principal business address of New Enterprise Associates, Inc. is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(2)
OrbiMed Capital GP V LLC ("GP V") is the sole general partner of OPI V. OrbiMed Advisors LLC ("OrbiMed Advisors") is the managing member of GP V. GP V and OrbiMed Advisors may be deemed to have beneficial ownership of the shares held by OPI V. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed Advisors and as such may be deemed to have beneficial ownership of the shares held by OPI V. Peter Thompson, one of our directors, is employed as a Private Equity Partner at OrbiMed Advisors. Each of GP V, OrbiMed Advisors, Mr. Isaly and Mr. Thompson disclaims beneficial ownership of the shares held by OPI V except to the extent of its or his pecuniary interest therein, if any. The address for these entities is 601 Lexington Avenue, 54th floor, New York, New York 10022.

(3)
Dr. Elliott Sigal, a member of our board of directors, is a manager of Sigal Family Investments, LLC. Dr. Sigal may be deemed to have voting and investment power over the shares held by Sigal Family Investments, LLC. Dr. Sigal disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

              The Series A preferred shares of Adaptimmune Limited were exchanged for equivalent Series A Preferred Shares of Adaptimmune Therapeutics Limited on February 23, 2015 and will convert to ordinary shares immediately prior to admission of our ordinary shares to trading on Nasdaq which qualifies as a "Qualified Public Offering," under the terms of our articles of association applying up to the admission of our ordinary shares to trading on Nasdaq. Accordingly, our Series A preferred shares will convert to ordinary shares on the basis of one ordinary share for each Series A preferred share immediately prior to the admission of our ordinary shares to trading on Nasdaq.

              The Series A preferred shares currently in issue carry non-cumulative preferential dividend and liquidation rights, and rights to participate in further dividends and to participate in further distributions of assets in a liquidation with ordinary shareholders on an as-converted basis. The Series A preferred shareholders are also entitled to vote at general meetings with ordinary shareholders on an as-converted basis.

Shareholders Agreement

              We and all of our then-existing shareholders entered into a shareholders agreement on June 18, 2010, and restated and amended it on September 23, 2014 (the "Shareholders Agreement") in order to add the new investors on our Series A financing round as parties and to regulate the relationship between the then-existing shareholders and the new investors and confirm other aspects of the affairs of, and dealings with, the Company. In the first stage of our corporate reorganization, when the shareholders of Adaptimmune Limited exchanged each of the Series A Preferred shares and ordinary shares held by them for newly issued Series A preferred shares and ordinary shares of Adaptimmune Therapeutics Limited, the Shareholders Agreement was terminated on February 23, 2015.

              Adaptimmune Therapeutics Limited , Adaptimmune Limited and all of our existing shareholders entered into a shareholders agreement on February 23, 2015 (the "2015 Shareholders Agreement") in order to regulate the relationship between our existing shareholders and continue to confirm other aspects of the affairs of, and dealings with, the Company. The 2015 Shareholders

Agreement is in substantially similar form to the prior Shareholders Agreement and upon completion of this offering, the 2015 Shareholders Agreement will terminate.

Investors Rights Agreement

              We and certain of our shareholders entered into an investors rights agreement on September 23, 2014 (the "Investors Rights Agreement") pursuant to which we granted certain investors customary registration rights for the resale of the ordinary shares that will held by those investors following the conversion of their Series A preferred shares into ordinary shares on a one-for-one basis immediately prior to the completion of this offering. In the first stage of our corporate reorganization, the Investors Rights Agreement was terminated on February 23, 2015 and replaced by a substantively similar agreement by and among Adaptimmune Therapeutics Limited and certain of its shareholders and Adaptimmune Limited.

              Adaptimmune Therapeutics Limited, Adaptimmune Limited and certain of our shareholders, dated February 23, 2015 ("the 2015 Investors Rights Agreement") pursuant to which we granted certain shareholders customary registration rights for the resale of the ordinary shares that will held by those shareholders following the conversion of their Series A preferred shares into ordinary shares on a one-for-one basis immediately prior to the listing of the ADSs on Nasdaq. See "Description of Share Capital and Articles of Association—Registration Rights."

Agreements with Directors

              For a description of our agreements with our directors, please see "Management—Employment Agreements" and "Management—Agreements with Non-Executive Directors."

Agreements with Immunocore Limited

              As of the date of this prospectus, Immunocore Limited, or Immunocore, holds approximately 7.6% of our shares and its executive officers, directors and shareholders hold an additional 43.5%. Our directors, officers and existing holders of our ordinary shares and their affiliates collectively own 97.1% of Immunocore.

              Set forth below is a summary of the material agreements that we currently have in place with Immunocore and the material agreements we previously entered into with Immunocore since June 30, 2011.

    Assignment and License Agreement

              We have an assignment and license agreement in place with Immunocore. Under this agreement, certain of our core patents and know-how jointly owned in equal shares by Immunocore and us. Each of us then grants an exclusive license under those jointly owned intellectual property rights in separate fields. Our exclusive field relates to treatment of patients with engineered TCR therapeutic candidates and Immunocore's exclusive field relates to the treatment of patients with soluble TCRs. Under the agreement, each of Immunocore and Adaptimmune grant the other an exclusive, royalty-free, irrevocable license, with the right to sub-license, to certain patents and know-how. There is no royalty payable under this license agreement but we share equally in the costs associated with the filing, maintenance and prosecution of the jointly owned patents and patent applications covered by the agreement.

              The agreement is effective until the later of the expiration of the last to expire jointly owned patent under the agreement or the jointly owned know-how ceasing to be confidential. The agreement can not be terminated by either of Immunocore and Adaptimmune. Upon the insolvency of either party, the other party has the right to take over patent prosecution of the licensed patents and to request assignment of the insolvent party's interest in all the licensed patents, know-how and results on commercially reasonable terms.

              This agreement replaced a prior assignment and license agreement that we entered into with Immunocore dated May 20, 2013 with terms substantially similar to the assignment and license agreement described above.

    Target Collaboration Agreement

              We entered into a target collaboration agreement with Immunocore on January 28, 2015 regarding target identification and T-cell cloning which provides joint access to all currently identified peptide targets and use of Immunocore employees in conducting such identification and T-cell cloning.

              The collaboration covers both joint target identification activities and also facilitates target identification if required for partners of either Immunocore or Adaptimmune. The results of joint target identification, which are jointly owned, are held in a joint target database and the cost for the collaborative services are shared equally between Immunocore and us with each paying 50% of the employment cost of the individuals providing the joint target identification work. Any partner related target identification is solely owned by the party requesting the target identification and will be fully paid for by such party. The employment cost is based on a blended FTE rate agreed between the financial controllers of both parties. The collaborative target identification is overseen by a target identification committee which is responsible for allocation of resources to the various target identification projects being undertaken.

              T-cell cloning activities are carried out on a project by project basis and will be fully paid for by the party requesting resources to carry out the T-cell cloning. The results arising from such a project will also be fully owned by the requesting party.

              The target collaboration agreement can be terminated for material breach or insolvency of the other party. Both parties also have a right to terminate on six months' notice, although Immunocore's right to terminate only becomes effectives after January 28, 2017.

    Transitional Services Agreement

              We entered into a transitional services agreement with Immunocore on January 28, 2015, under which we supply certain staff resources and other administration services to each other for a transitional period of time. Immunocore supplies scientific advisory services, information technology support and administrative services to us. We supply or have previously supplied a radiological protection officer, company secretary and head of HR to Immunocore. The party receiving the services pays for the services based on an agreed FTE rate or other agreed costing relevant to the resources being used. The transitional services agreement can be terminated for material breach or insolvency of the other party. Both parties also have a right to terminate on 6 months' notice, although Immunocore's right to terminate only becomes effective after January 28, 2017. There are also rights for the party receiving particular services to terminate the provision of just those services when they are no longer required.

              The target collaboration agreement and the transitional services agreement described above replace the facilities and services agreement that we entered into with Immunocore dated July 31, 2014, with terms substantially similar to the newer agreements described above.

    Facilities and Services Agreement

              We and Immunocore supplied certain services to each other through a facilities and services agreement dated July 31, 2014 (the "facilities and services agreement"). Services provided by Immunocore included CSO consultancy services, information technology support and administrative services. The facilities and services agreement also set forth the terms under which Immunocore and we selected potential target peptides. Under this agreement, both parties agreed to cooperate in target identification, including our right to use Immunocore employees to carry out target identification and T-cell cloning, as we did not possess the internal capabilities to conduct those tasks, and for which each party paid the full cost for individuals conducting the target identification for itself and 50% of the employment cost of individuals conducting joint target identification for both parties. In addition, the agreement provided a charging mechanism for facilities charges relating to our occupation of space at 91 Park Drive, Milton Park, Abingdon, Oxfordshire. This facilities and service agreement is no longer in force and has been replaced by the transitional services agreement described above.

    Subleases; Cost Sharing and Indemnification Agreement

              We have entered into two subleases with Immunocore for office and laboratory space at 91 Park Drive, Milton Park, Oxfordshire, United Kingdom and an agreement for four additional subleases covering the remainder of the building. We and Immunocore have also signed a cost sharing and indemnification agreement relating to fees and other costs associated with a conditional agreement for the construction of a new building at Milton Park. For a description, See "Business—Property."

Share for Share Exchange Agreement

              We and all of the then-existing shareholders of Adaptimmune Limited ("Adaptimmune") entered into a share for share exchange agreement on February 23, 2015 pursuant to which the Adaptimmune shareholders agreed to transfer all of their shares to Adaptimmune Therapeutics Limited ("ATL"), on the basis of transferring one share in Adaptimmune in return for the issue to them of 100 shares in ATL. The transaction simply involved an exchange of shares, in order to interpose ATL as the holding company of Adaptimmune, and there was no cash consideration or other economic benefit for any shareholders. Following the share exchange, the shareholders in ATL are the same individuals and entities as the shareholders in Adaptimmune before the transaction and the rights of each shareholder in ATL are the same as the rights of that shareholder in Adaptimmune before the transaction.

Indemnification Agreements

              We intend to enter into indemnification agreements with our directors that will require us to indemnify our directors to the fullest extent permitted by law.

 PRINCIPAL SHAREHOLDERS

              The following table and related footnotes set forth information with respect to the beneficial ownership of our ordinary shares, as of February 28, 2015, and as of the consummation of this offering assuming completion of our corporate reorganization, conversion of all Series A preferred shares into our ordinary shares, and as adjusted to reflect the issue and sale of the ADSs offered in this offering, by:

  •
  each of our executive officers and directors;

  •
  each person known to us to own beneficially more than 5% of our ordinary shares as of February 28, 2015; and

  •
  all executive officers and directors as a group.

              Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person. Ownership of our ordinary shares by the "principal shareholders" identified above has been determined by reference to our share register, which provides us with information regarding the registered holders of our ordinary shares but generally provides limited, or no, information regarding the ultimate beneficial owners of such ordinary shares. As a result, we may not be aware of each person or group of affiliated persons who beneficially owns more than 5% of our ordinary shares.

              This table gives effect to the one-for-100 share exchange that we completed on February 23, 2015 and pursuant to which Adaptimmune Therapeutics Limited acquired the entire issued share capital of Adaptimmune Limited, and assumes no exercise of the underwriters' option to purchase additional ADSs.

              Unless otherwise indicated, the address for each of the shareholders in the table below is c/o Adaptimmune Therapeutics plc, 91 Park Drive, Milton Park, Oxfordshire OX14 4RY, United Kingdom.

	Ordinary Shares Beneficially Owned Prior to the Offering(1)		Ordinary Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
Greater than 5% Shareholders
New Enterprise Associates(2)	59,286,000	16.59
Nicholas Cross	29,042,800	8.13
George Robinson	29,042,800	8.13
Immunocore Limited	26,976,700	7.55
OrbiMed Private Investments V, L.P.(3)	25,408,300	7.11
Executive Officers and Directors
Jonathan Knowles, Ph.D.	7,067,600	1.98
James Noble(4)	10,997,100	3.08
Ian Laing	29,042,800	8.13
David Mott(5)	59,286,000	16.59
Ali Behbahani, M.D.(6)	59,286,000	16.59
Peter Thompson, M.D.(7)	25,408,300	7.11
Elliott Sigal, M.D., Ph.D.(8)	254,100	*
Helen Tayton-Martin, Ph.D.(9)	2,818,300	*
Gwendolyn Binder-Scholl, Ph.D.(10)	525,000	*
Rafael Amado, M.D.	—	*
Adrian Rawcliffe	—	*
Lawrence M. Alleva	—	*
All Executive Officers and Directors as a Group (12 persons)	135,399,200	37.90%

*
Indicates beneficial ownership of less than one percent of our ordinary shares.

(1)
Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership before the offering is based on 357,211,900 ordinary shares outstanding on February 28, 2015, which includes the conversion of all of the 175,841,800 Series A preferred shares outstanding into ordinary shares on a one-for-one basis. Number of shares owned and percentage ownership after the offering reflects the sale by us of          ADSs representing            ordinary shares in this offering.

(2)
Consists of (i) 59,269,000 shares directly held by New Enterprise Associates 14, L.P., or NEA 14 and (ii) 17,000 shares directly held by NEA Ventures 14, L.P., or NEA Ven 14. The shares directly held by NEA 14 are indirectly held by NEA Partners 14, L.P., or NEA Partners 14, the sole general partner of NEA 14, NEA 14 GP, LTD, or NEA 14 LTD, the sole general partner of NEA Partners 14 and each of the individual Directors of NEA 14 LTD. The individual Directors, or collectively, the Directors of NEA 14 LTD, are M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Anthony A. Florence, Jr., Patrick J. Kerins, Krishna "Kittu" Kolluri, C. Richard Kramlich, David M. Mott (a member of our board of directors), Scott D. Sandell, Peter Sonsini, Ravi Viswanathan and Harry R. Weller. The shares directly held by NEA Ven 14 are indirectly held by Karen P. Welsh, the general partner of

    NEA Ven 14. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their actual pecuniary interest therein. The principal business address of New Enterprise Associates, Inc. is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

(3)
OrbiMed Capital GP V LLC ("GP V") is the sole general partner of OPI V. OrbiMed Advisors LLC ("OrbiMed Advisors") is the managing member of GP V. GP V and OrbiMed Advisors may be deemed to have beneficial ownership of the shares held by OPI V. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed Advisors and as such may be deemed to have beneficial ownership of the shares held by OPI V. Peter Thompson, one of our directors, is employed as a Private Equity Partner at OrbiMed Advisors. Each of GP V, OrbiMed Advisors, Mr. Isaly and Mr. Thompson disclaims beneficial ownership of the shares held by OPI V except to the extent of its or his pecuniary interest therein, if any. The address for these entities is 601 Lexington Avenue, 54th floor, New York, New York 10022.

(4)
Consists of (i) 9,972,600 ordinary shares and (ii) options to purchase 1,024,500 ordinary shares that are or will be exercisable within 60 days of February 28, 2015.

(5)
Consists of the shares set forth in footnote (2) above. Mr. Mott is a member of the board of directors at NEA 14 GP, LTD, which has ultimate voting and investment power over shares held of record by New Enterprise Associates 14, Limited Partnership. He disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(6)
Consists of the shares set forth in footnote (2) above. Dr. Behbahani is a partner of New Enterprise Associates, Inc., which has ultimate voting and investment power over shares held of record by New Enterprise Associates 14, Limited Partnership.

(7)
Consists of the shares set forth in footnote (3) above. Dr. Thompson is an employee of Orbimed Advisors LLC, which has ultimate voting and investment power over shares held of record by Orbimed Private Investments V, L.P.

(8)
Consists of shares held by Sigal Family Investments, LLC. Dr. Sigal is a manager of Sigal Family Investments, LLC. Dr. Sigal may be deemed to have voting and investment power over the shares held by Sigal Family Investments, LLC. Dr. Sigal disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(9)
Consists of (i) 1,815,000 ordinary shares and (ii) options to purchase 1,003,300 ordinary shares that are or will be exercisable within 60 days of February 28, 2015.

(10)
Consists of options to purchase 525,000 ordinary shares that are or will be exercisable within 60 days of February 28, 2015.

              Our major shareholders do not have different voting rights.

              We are not aware of any arrangement that is likely to at a subsequent date, result in a change of control of our Company.

              To our knowledge, there has been no significant change in the percentage ownership held by the principal shareholders listed above since February 28, 2015.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

              The following describes our issued share capital, summarizes the material provisions of our articles of association and highlights certain differences in corporate law in the United Kingdom and the United States.

General

              We were incorporated pursuant to the laws of England and Wales as Adaptimmune Therapeutics Limited in December 2014 to become a holding company for Adaptimmune Limited. Pursuant to the terms of a corporate reorganization the first stage of which was completed on February 23, 2015, all of the issued share capital in Adaptimmune Limited was exchanged for identical shares in Adaptimmune Therapeutics Limited and, as a result, Adaptimmune Limited became a wholly owned subsidiary of Adaptimmune Therapeutics Limited. Prior to this offering, we intend to re-register Adaptimmune Therapeutics Limited as a public limited company, pursuant to resolutions passed by the shareholders of Adaptimmune Therapeutics Limited, and change the company's name to Adaptimmune Therapeutics plc. See "Corporate Reorganization."

              We are registered with the Registrar of Companies in England and Wales under number 9338148 and our registered office is at 91 Park Drive, Milton Park, Oxfordshire OX14 4RY, United Kingdom.

              The following description summarizes our issued share capital before and after completion of our corporate reorganization.

              In addition, immediately prior to the admission of our ordinary shares to trading on Nasdaq, all of our outstanding Series A preferred shares will convert into ordinary shares on a one-for-one basis.

              Following our corporate reorganization, certain resolutions will be required to be passed by our shareholders prior to the completion of this offering. These will include resolutions for:

  •
  The adoption of new articles of association that will become effective upon the admission of our ordinary shares to trading on Nasdaq. See "—Key Provisions of Our Articles of Association."

  •
  The general authorization of our directors for purposes of s551 Companies Act 2006 to issue shares in the Company and grant rights to subscribe for or convert any securities into shares in the Company up to a maximum aggregate nominal amount of £          for a period of          years.

  •
  The empowering of our directors pursuant to s570 Companies Act 2006 to issue equity securities for cash pursuant to the s551 authority referred to above as if the statutory pre-emption rights under s561(1) Companies Act 2006 did not apply to such allotments.

Issued Share Capital

              Our issued share capital as of December 31, 2014 was:

  •
  1,758,418 Series A preferred shares, par value £0.001 per share. Each issued preferred share is fully paid.

  •
  1,813,701 ordinary shares, par value £0.001 per share. Each issued ordinary share is fully paid.

              Our issued share capital following the completion of the first stage of our corporate reorganization on February 23, 2015 but prior to the completion of this offering is:

  •
  175,841,800 Series A preferred shares, par value £0.001 per share. Each issued Series A preferred share is fully paid.

  •
  181,370,100 ordinary shares, par value £0.001 per share. Each issued ordinary share is fully paid.

              In addition, immediately prior to the admission of our ADSs to trading on Nasdaq, all of our outstanding Series A preferred shares will convert into ordinary shares on a one-for-one basis. Immediately following the completion of this offering, there will be        ordinary shares outstanding after giving effect to the conversion of the preferred shares into ordinary shares described above.

Ordinary Shares

              The holders of ordinary shares are currently entitled to receive, after payment of the preferential dividend payable to the holders of Series A preferred shares, any dividends that may be declared by the Company, with the holders of ordinary shares and the holders of Series A preferred shares entitled to participate rateably as if the Series A preferred shares had been converted into ordinary shares at the relevant conversion rate at the time. In the event of a winding-up or liquidation of the Company, once the liquidation preference payable to the holders of the Series A preferred shares has been paid, the holders of the ordinary shares and the holders of Series A preferred shares are entitled to participate in any further distribution of assets in proportion to the number of shares held by each of them (with the holders of Series A preferred shares being deemed to hold such number of ordinary shares as if all Series A shares had been converted into ordinary shares at the relevant time).

              The holders of ordinary shares are entitled to vote at general meetings of shareholders.

              As of February 28, 2015, there were options to purchase 206,427 ordinary shares outstanding. All options granted are exercisable at the share price on the date of the grant.

              The vesting periods for options granted through February 28, 2015 are:

Options granted in 2009:	100% on the third anniversary of the grant date
Options granted in 2011, 2012 2013 and April 2014:	25% on the first anniversary and 75% in annual installments over the following three years
Options granted in December 2014:	25% on the first anniversary and 75% in monthly installments over the following three years
All options lapse after 10 years.

              Upon completion of this offering our ordinary shares will have the rights and restrictions described in "—Key Provisions of Our Articles of Association."

Preferred Shares

              Our Board of Directors may, from time to time, following an ordinary resolution of the ordinary shareholders granting authority to the directors to allot shares and special resolution of the ordinary shareholders to amend the articles of association (and disapply pre-emption rights, if not already disapplied), direct the issuance of preferred shares in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. Holders of preferred shares may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of ordinary shares. Upon completion of this offering, there will be no preferred shares outstanding, and we have no present intention to issue any preferred shares.

Key Provisions of Our Articles of Association

              The following is a summary of certain key provisions of our articles of association. As described above, following our corporate reorganization and prior to this offering, our shareholders will pass resolutions to adopt new articles of association which will become effective upon the completion of this offering. The following summary assumes that such new articles have become effective.

              Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our articles of association that will become effective upon the admission of our ADSs to trading on Nasdaq, which is included as an exhibit to the registration statement of which this prospectus is a part.

    Shares and Rights Attaching to Them

    General

              All ordinary shares have the same rights and rank pari passu in all respects. Subject to the provisions of the Companies Act 2006 and any other relevant legislation, our shares may be issued with such preferred, deferred or other rights, or such restrictions, whether in relation to dividends, returns of capital, voting or otherwise, as we may determine by ordinary resolution (or, failing any such determination, as the directors may determine).

    Voting Rights

              Subject to any other provisions of our articles of association and without prejudice to any special rights, privileges or restrictions as to voting attached to any shares forming part of our share capital, the voting rights of shareholders are as follows. On a show of hands, each shareholder present in person, and each duly authorized representative present in person of a shareholder that is corporation, has one vote. On a show of hands, each proxy present in person who has been duly appointed by one or more shareholders has one vote, but a proxy has one vote for and one vote against a resolution if, in certain circumstances, the proxy is instructed by more than one shareholder to vote in different ways on a resolution. On a poll, each shareholder present in person or by proxy or (being a corporation) by a duly authorized representative has one vote for each share held by the shareholder. We are prohibited (to the extent specified by the Companies Act 2006) from exercising any rights to attend or vote at meetings in respect of any shares held by us as treasury shares.

    Restrictions on Voting Where Sums Overdue on Shares

              None of our shareholders shall be entitled to vote at any general meeting or at any separate class meeting in respect of any share held by him unless all calls or other sums payable by him in respect of that share have been paid.

              The directors may from time to time make calls on shareholders in respect of any moneys unpaid on their shares, whether in respect of nominal value of the shares or by way of premium. Shareholders are required to pay called amount on shares subject to receiving at least 14 clear days' notice specifying the time and place for payment. If a shareholder fails to pay any part of a call, the directors may serve further notice naming another day not being less than 14 clear days from the date of the further notice requiring payment and stating that in the event of non-payment from the shares in respect of which the call was made will be liable to be forfeited. Subsequent forfeiture requires a resolution by the directors.

    Dividends

              Subject to the Companies Act 2006 and the provisions of all other relevant legislation, we may by ordinary resolution declare dividends in accordance with the respective rights of shareholders but no such dividend shall exceed the amount recommended by the directors. If, in the opinion of the directors, our profits available for distribution justify such payments, the directors may pay fixed dividends payable on any of our shares with preferential rights, half-yearly or otherwise, on fixed dates and from time to time pay interim dividends to the holders of any class of shares. Subject to any special rights attaching to or terms of issue of any shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. No dividend shall be payable to us in respect of any shares held by us as treasury shares.

              We may, upon the recommendation of the directors, by ordinary resolution, direct payment of a dividend wholly or partly by the distribution of specific assets.

              All dividends unclaimed may be invested or otherwise used at the directors' discretion for our benefit until claimed (subject as provided in the articles of association), and all dividends unclaimed after a period of 12 years from the date when such dividend became due for payment shall be forfeited and shall revert to us.

              The directors may, if so authorized by ordinary resolution passed at any general meeting, offer any holders of the ordinary shares the right to elect to receive in lieu of that dividend an allotment of ordinary shares credited as fully paid.

              We may cease to send any check or warrant by mail or may stop the transfer of any sum by any bank or other funds transfer system for any dividend payable on any of our shares, which is normally paid in that manner on those shares if in respect of at least two consecutive dividends the checks or warrants have been returned undelivered or remain uncashed or the transfer has failed and reasonable inquiries made by us have failed to establish any new address of the holder.

              We or the directors may specify a "record date" on which persons registered as the holders of shares shall be entitled to receipt of any dividend.

    Distribution of Assets on Winding-up

              Subject to any special rights attaching to or the terms of issue of any shares, on any winding-up of the Company our surplus assets remaining after satisfaction of our liabilities will be distributed among our shareholders in proportion to their respective holdings of shares and the amounts paid up on those shares.

              On any winding-up of the Company (whether the liquidation is voluntary, under supervision or by the Court, the liquidator may with the authority of a special resolution of the Company and any other sanction required by any relevant legislation, divide among our shareholders (excluding the Company itself to the extent that it is a shareholder by virtue of its holding any shares or treasury shares) in specie or in kind the whole or any part of our assets (subject to any special rights attached to any shares issued by us in the future) and may for that purpose set such value as he deems fair upon any one or more class or classes of property and may determine how that division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with that sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as he with the relevant authority determines, and the liquidation of the Company may be closed and the Company dissolved, but so that no shareholders shall be compelled to accept any shares or other property in respect of which there is a liability.

    Variation of Rights

              The rights or privileges attached to any class of shares may (unless otherwise provided by the terms of the issue of the shares of that class) be varied or abrogated with the consent in writing of the holders of three-fourths in requisite amount of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the shareholders of that class, but not otherwise.

    Transfer of Shares

              All of our shares are in registered form and may be transferred by a transfer in any usual or common form or any form acceptable to the directors and permitted by the Companies Act 2006 and any other relevant legislation.

              The directors may decline to register a transfer of a share that is:

  •
  not fully paid or on which we have a lien;

  •
  (except where uncertificated shares are transferred without a written instrument) not lodged duly stamped at our registered office or at such other place as the directors may appoint;

  •
  (except where a certificate has not been issued) not accompanied by the certificate of the share to which it relates or such other evidence reasonably required by the directors to show the right of the transferor to make the transfer;

  •
  in respect of more than one class of share; or

  •
  in the case of a transfer to joint holders of a share, the number of joint holders to whom the share is to be transferred exceeds four.

    Capital Variations

              We may, by ordinary resolution, consolidate and divide all or any of our share capital into shares of a larger nominal amount than our existing shares or sub-divide our shares, or any of them, into shares of a smaller amount than our existing shares. Subject to the provisions of the Companies Act 2006 and any other relevant legislation, we may by special resolution reduce our share capital, any capital redemption reserve fund or any share premium account and may redeem any of our own shares or by ordinary resolution purchase any of our own shares as described in "—Purchase of Own Shares."

    Pre-emption Rights

              There are no rights of pre-emption under our articles of association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders may have statutory pre-emption rights under the Companies Act 2006 in respect of the allotment of new shares in the Company. These statutory pre-emption rights, when applicable, would require us to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such ordinary shares would be offered to our shareholders. Under the Companies Act 2006, "equity securities" (being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution ("ordinary shares") or (ii) rights to subscribe for, or to convert securities into, ordinary shares) proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act 2006.

    Directors

    Number

              Unless and until we in a general meeting of our shareholders otherwise determine, the number of directors shall not be subject to any maximum but shall not be less than two.

    Borrowing Powers

              Under our directors' general power to manage our business, our directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertaking, property and uncalled capital or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

    Directors' Interests and Restrictions

              (a)   The board may, in accordance with our articles of association and the requirements of the Companies Act 2006, authorize a matter proposed to us which would, if not authorized, involve a breach by a director of his duty under section 175 of the Companies Act 2006 to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests. A director is not required, by reason of being a director, to account to the Company for any remuneration or other benefit that he derives from a relationship involving a conflict of interest or possible conflict of interest that has been authorized by the board.

              (b)   Subject to the provisions of any relevant legislation and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director may be a party to, or otherwise interested in, any transaction, contract or arrangement with us and he may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in any body corporate promoted by the Company or in which the Company is otherwise interested and that director shall not, by reason of his office, be accountable to the Company for any benefit that he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be voided on the ground of any such interest or benefit.

              (c)   Except as provided in our articles of association, a director shall not vote at a meeting of the directors in respect of any contract or arrangement or any other proposal whatsoever in which he has an interest that (together with any person connected with him within the meaning of section 252 of the Companies Act 2006), other than (i) an interest in shares or debentures or other securities of the Company, (ii) where permitted by the terms of any authorization of a conflict of interest or by an ordinary resolution, (iii) where the interest cannot reasonably be regarded as likely to give rise to a conflict of interest, or (iv) in the circumstances set out in paragraph (d) below, and shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote.

              (d)   A director shall (in the absence of some material interest other than those indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

                           (i)  the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him at the request of or for the benefit us or any of our subsidiaries;

                          (ii)  the giving of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

                        (iii)  any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiaries for subscription or purchase or exchange in which offer he is or will be interested as a participant in the underwriting or sub-underwriting of such offer;

                         (iv)  any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him) does not to his knowledge hold an interest in shares representing one percent or more of the issued shares of any class of such company (or of any third company through which his interest is derived) or of the voting rights available to shareholders of the relevant company;

                          (v)  any proposal concerning the adoption, modification or operation of a pension, superannuation fund or retirement death or disability benefits scheme or an employees' share scheme under which he may benefit and that relates to our employees and/or directors and does not accord to such director any privilege or benefit not generally accorded to the persons to whom such scheme relates;

                         (vi)  any proposal under which he may benefit concerning the giving of indemnities to our directors or other officers that the directors are empowered to give under our articles of association;

                        (vii)  any proposal under which he may benefit concerning the purchase, funding and/or maintenance of insurance for any of our directors or other officers that the directors are empowered to purchase, fund or maintain under our articles of association; and

                       (viii)  any proposal under which he may benefit concerning the provision to directors of funds to meet expenditures in defending proceedings.

              (e)   Where proposals are under consideration to appoint two or more directors to offices or employments with us or with any company in which we are interested or to fix or vary the terms of such appointments, such proposals may be divided and considered in relation to each director separately and in such case each of the directors concerned (if not debarred from voting under paragraph (d)(iv) above) shall be entitled to vote (and be counted in the quorum) in respect of each resolution, except that concerning his own appointment.

              (f)    If any question shall arise at any meeting as to the materiality of a director's interest or as to the entitlement of any director to vote and such question is not resolved by his agreeing voluntarily to abstain from voting, such question shall be referred to the chairman of the meeting (or where the interest concerns the chairman himself to the deputy chairman of the meeting) and his ruling in relation to any director shall be final and conclusive, except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed.

    Remuneration

              (a)   Each of the directors may (in addition to any amounts payable under paragraph (b) and (c) below or under any other provision of our articles of association) be paid out of the funds of the Company such sum by way of directors' fees as the directors may from time to time determine.

              (b)   Any director who is appointed to hold any employment or executive office with us or who, by our request, goes or resides abroad for any purposes of the Company or who otherwise performs services that in the opinion of the directors are outside the scope of his ordinary duties may be paid such additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the directors (or any duly authorized committee of the directors) may determine and either in addition to or in lieu of any remuneration provided for by or pursuant to any other Article.

              (c)   Each director may be paid his reasonable traveling expenses (including hotel and incidental expenses) of attending and returning from meetings of the directors or committees of the directors or general meetings or any separate meeting of the holders of any class of our shares or any other meeting that as a director he is entitled to attend and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a director.

    Pensions and Other Benefits

              The directors may exercise all the powers of the Company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director, or any person who is or was at any time employed by, or held an executive or other office or place of profit in, the Company or any body corporate that is or has been a subsidiary of the Company or a predecessor of the business of the Company or of any such subsidiary and for the families and persons who are or was a dependent of any such persons and for the purpose of providing any such benefits contribute to any scheme trust or fund or pay any premiums.

    Appointment and Retirement of Directors

              (a)   The directors shall have power to appoint any person who is willing to act to be a director, either to fill a casual vacancy or as an additional director but so that the total number of directors shall not exceed the maximum number fixed (if any) by or in accordance with our articles of association. Any director so appointed shall retire from office at our annual general meeting following such appointment. Any director so retiring shall be eligible for re-election.

              (b)   Subject as provided in our articles of association, the shareholders may by ordinary resolution elect any person who is willing to act as a director either to fill a casual vacancy or as an addition to the existing directors or to replace a director removed from office under our articles of association but so that the total number of directors shall not at any one time exceed any maximum number fixed by or in accordance with our articles of association.

              (c)   At each annual general meeting a minimum number equal to one-third of the number of those directors who are not due to retire at the annual general meeting under sub-paragraph (a) above (referred to for as the purposes of this paragraph relevant directors) (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office. Directors retiring under paragraph (e) below shall be counted as part of this minimum number.

              (d)   The directors to retire by rotation pursuant to paragraph (c) above shall include (so far as necessary to obtain the minimum number required and after taking into account the directors to retire under paragraph (e) below) any relevant director who wishes to retire and not to offer himself for re-election. Any further directors to retire shall be those of the other relevant directors who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring director shall be eligible for re-election.

              (e)   In any event, each director shall retire and shall (unless his terms of appointment with the Company specify otherwise) be eligible for re-election at the annual general meeting held in the third calendar year (or such earlier calendar year as may be specified for this purpose in his terms of appointment with the Company) following his last appointment, election or re-election at any general meeting of the Company.

              (f)    At the meeting at which a director retires under any provision of our articles of association, the shareholders may by ordinary resolution fill the vacated office by appointing a person to it, and in default the retiring director shall be deemed to have been re-appointed except where:

                           (i)  that director has given notice to us that he is unwilling to be elected; or

                          (ii)  at such meeting it is expressly resolved not to fill such vacated office or a resolution for the reappointment of such director shall have been put to the meeting and not passed.

              (g)   In the event of the vacancy not being filled at such meeting, it may be filled by the directors as a casual vacancy in accordance with sub-paragraph (a) above.

              (h)   The retirement of a director pursuant to paragraphs (c), (d) and (e) shall not have effect until the conclusion of the relevant meeting except where a resolution is passed to elect some other person in the place of the retiring director or a resolution for his re-election is put to the meeting and not passed and accordingly a retiring director who is re-elected or deemed to have been re-elected will continue in office without break.

    Company Name

              The directors may resolve to change the Company's name.

    Indemnity of Officers

              Subject to the provisions of any relevant legislation, each of our directors and other officers (excluding an auditor) are entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation to those duties. The Companies Act 2006 renders void an indemnity for a director against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a directors as described in"—Differences in Corporate Law—Liability of Directors and Officers."

    Shareholders Meetings

    Annual General Meetings

              We shall in each year hold a general meeting of our shareholders in addition to any other meetings in that year, and shall specify the meeting as such in the notice convening it. The annual general meeting shall be held at such time and place as the directors may appoint.

    Calling of General Meetings

              The directors may call a general meeting of shareholders. The directors must call a general meeting if the shareholders and the Companies Act 2006 require them to do so. The arrangements for the calling of general meetings are described in "—Differences in Corporate Law—Notice of General Meetings."

    Quorum of Meetings

              No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business but the absence of a quorum shall not preclude the appointment of a chairman that shall not be treated as part of the business of a meeting. Persons present who together represent at least one-third of the total voting rights of members having the right to vote at the meeting shall be a quorum.

    Other U.K. Law Considerations

    Mandatory Purchases and Acquisitions

              Pursuant to sections 979 to 991 of the Companies Act 2006, where a takeover offer has been made for the Company and the offeror has acquired or unconditionally contracted to acquire not less than 90 percent of the voting rights carried by those shares, the offeror may give notice, to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire and is entitled to so acquire, to acquire those shares of the same terms as the general offer.

    Disclosure of Interest in Shares

              Pursuant to Part 22 of the Companies Act 2006 and our articles of association, we are empowered by notice in writing to require any person whom we know to be, or have reasonable cause to believe to be, interested in the Company, our shares or, at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of any interest, rights, agreements or arrangements affecting any of the shares held by that person or in which such other person as aforesaid is interested (so far as is within his knowledge).

              Under our articles of association, if a person defaults in supplying us with the required particulars in relation to the shares in question ("default shares"), the directors may be notice direct that:

  •
  in respect of the default shares, the relevant member shall not be entitled to vote or exercise any other right conferred by membership in relation to general meetings; and/or

  •
  where the default shares represent at least 0.25 percent of their class, (a) any dividend or other money payable in respect of the default shares shall be retained by us without liability to pay interest, and/or (b) no transfers by the relevant member of shares other than approved transfers may be registered (unless the member himself is not in default and the transfer does not relate to default shares), and/or (c) any shares held by the relevant number in uncertificated form shall be converted into certificated form.

    Purchase of Own Shares

              Under English law, a public limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase. A limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares.

              Subject to the above, we may purchase our own shares in the manner prescribed below. We may purchase on a recognized investment exchange our own fully paid shares pursuant to an ordinary resolution of the Company. The resolution authorizing the purchase must:

  •
  specify the maximum number of shares authorized to be acquired;

  •
  determine the maximum and minimum prices that may be paid for the shares; and

  •
  specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

              We may purchase our own fully paid shares otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by special resolution of the Company before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if he had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Registration Rights

              The Investors' Rights Agreement, dated September 23, 2014 was terminated on February 23, 2015 pursuant to the completion of the first stage of our corporate reorganization. Under the Investors' Rights Agreement, dated February 23, 2015, or the Investors' Rights Agreement, certain of our shareholders have registration rights for the resale of the ordinary shares held by them. Under this agreement, following the closing of this offering, the holders of approximately 175,841,800 ordinary shares will have the right to require us to register the offer and sale of their ordinary shares, or the registrable securities (including in the form of ADSs), or to include such registrable securities in registration statements we file, in each case as described below.

    Demand Registration Rights

              At any time after the earlier of (i) September 23, 2017 or (ii) six months after this offering, the holders of more than fifty percent of the registrable securities than outstanding have the right to demand that we use our best efforts to file a registration statement, provided that the anticipated aggregated offering price for such offering must exceed $10 million. We are only obligated to file up to two registration statements in connection with the exercise of demand registration rights.

    Form F-3 Registration Rights

              In addition, at any time after we qualify to file a registration statement on Form F-3, any holder of registrable securities has the right to demand that we use our commercially reasonable efforts to file a registration statement on Form F-3 covering at least $5 million of registrable securities. We are not obligated to file more than two such registration statements in any 12-month period.

    Right to Participate in Company Registrations

              If we propose to register (other than in a shelf registration) any ordinary shares or ADSs representing such ordinary shares after the completion of this offering, shareholders who have entered into the Investors' Rights Agreement are entitled to notice of such registration and to include their registrable securities in that registration. The registration of such shareholders' registrable securities pursuant to a company registration does not relieve us of the obligation to effect a demand registration. The managing underwriter has the right to limit the number of registrable securities included in a company registration if the managing underwriter believes it would interfere with the successful marketing of the ordinary shares or ADSs.

    Expenses of Registration

              Subject to limited exceptions, the Investors' Rights Agreement provides that we must pay all registration expenses in connection with the registration rights set forth above. The Investors' Rights Agreement contains customary indemnification and contribution provisions.

    Termination

              The registration rights set forth above terminate upon the earlier of (1) sale of the company (2) as to a particular holder, when such holder can sell all of its ordinary shares (including in the form of ADSs) pursuant to Rule 144 under the Securities Act or another exemption; or (3) the fifth anniversary of the completion of this offering.

Differences in Corporate Law

              The applicable provisions of the Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act 2006 applicable to us and the Delaware General Corporation Law relating to shareholders' rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.

	England and Wales	Delaware
Number of Directors	Under the Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company's articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.
Removal of Directors

Under the Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days' notice of the resolution is given to the company and its shareholders and certain other procedural requirements under the Companies Act 2006 are followed (such as allowing the director to make representations against his or her removal either at the meeting or in writing).

Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.

Vacancies on the Board of Directors

Under English law, the procedure by which directors (other than a company's initial directors) are appointed is generally set out in a company's articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.

Under Delaware law, vacancies on a corporation's board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.

	England and Wales	Delaware
Annual General Meeting	Under the Companies Act 2006, a public limited company must hold an annual general meeting in each six-month period following the company's annual accounting reference date.

Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

General Meeting

Under the Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
Notice of General Meetings

Under the Companies Act 2006, 21 clear days' notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company's articles of association providing for a longer period, at least 14 clear days' notice is required for any other general meeting. In addition, certain matters (such as the removal of directors or auditors) require special notice, which is 28 clear days' notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders' consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

	England and Wales	Delaware
Proxy	Under the Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.

Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Preemptive Rights

Under the Companies Act 2006, "equity securities" (being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution ("ordinary shares") or (ii) rights to subscribe for, or to convert securities into, ordinary shares) proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act 2006.

Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation's stock.

	England and Wales	Delaware
Liability of Directors and Officers

Under the Companies Act 2006, any provision (whether contained in a company's articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act 2006, which provides

Under Delaware law, a corporation's certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•

any breach of the director's duty of loyalty to the corporation or its stockholders;

•

acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•

intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•

any transaction from which the director derives an improper personal benefit.

	England and Wales	Delaware
exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a "qualifying third party indemnity" (being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he is successful in defending the claim or criminal proceedings); and (c) provide a "qualifying pension scheme indemnity" (being an indemnity against liability incurred in connection with the company's activities as trustee of an occupational pension plan).
Voting Rights

Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company's articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act 2006, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company's articles of association may provide more extensive rights for shareholders to call a poll.

Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England and Wales	Delaware
Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting.
Shareholder Vote on Certain Transactions

The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

•

the approval at a shareholders' or creditors' meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

•

the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation's assets or dissolution requires:

•

the approval of the board of directors; and

•

approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

	England and Wales	Delaware
Standard of Conduct for Directors	Under English law, a director owes various statutory and fiduciary duties to the company, including:

•

to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

•

to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•

to act in accordance with the company's constitution and only exercise his powers for the purposes for which they are conferred;

•

to exercise independent judgment;

•

to exercise reasonable care, skill and diligence;

•

not to accept benefits from a third party conferred by reason of his being a director or doing (or not doing) anything as a director; and

•

a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.
Stockholder Suits

Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company's internal management. Notwithstanding this general position, the Companies Act 2006 provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•

state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

England and Wales	Delaware
and on behalf of the company) in respect of a cause of action arising from a director's negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company's affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

•

allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff's failure to obtain the action; or

•

state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

    City Code on Takeovers and Mergers

              As a U.K. public company with its place of central management and control in the United Kingdom, we are subject to the U.K. City Code on Takeovers and Mergers (the "City Code"), which is issued and administered by the U.K. Panel on Takeovers and Mergers (the "Panel"). The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:

              (a)   acquires an interest in our shares that, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares; or

              (b)   who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and depending on the circumstances, its concert parties, would be required (except with the consent of the Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

    Exchange Controls

              There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ordinary shares, other than withholding tax requirements. There is no limitation imposed by English law or our articles of association on the right of non-residents to hold or vote shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

              Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. London Branch, having its principal office at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

              We have appointed Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website (www.sec.gov). Please refer to Registration Number 333-                    when retrieving such copy.

              We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

              Each ADS represents the right to receive and to exercise the beneficial ownership interests in                ordinary shares that are on deposit with the depositary bank and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

              If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of England and Wales, which may be different from the laws in the United States.

              In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

              As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

              As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the "direct registration system" or "DRS"). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company ("DTC"), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

              The registration of the ordinary shares in the name of the depositary bank or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary bank or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary bank or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

              As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction the applicable fees, taxes and expenses.

    Distributions of Cash

              Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of England and Wales.

              The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

              The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

    Distributions of Shares

              Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

              The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

              No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

    Distributions of Rights

              Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

              The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

              The depositary bank will not distribute the rights to you if:

  •
  We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

  •
  We fail to deliver satisfactory documents to the depositary bank; or

  •
  It is not reasonably practicable to distribute the rights.

              The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

    Elective Distributions

              Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

              The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

              If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the deposit agreement.

    Other Distributions

              Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

              If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

              The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

              The depositary bank will not distribute the property to you and will sell the property if:

  •
  We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

  •
  We do not deliver satisfactory documents to the depositary bank; or

  •
  The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

              The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

    Redemption

              Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

              The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

    Changes Affecting Ordinary Shares

              The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

              If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

              Upon completion of this offering, the ordinary shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in this prospectus. After the completion of this offering, the ordinary shares that underlie the ADSs that are being offered for sale pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in this prospectus.

              After the closing of this offer, the depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and English legal considerations applicable at the time of deposit.

              The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

              When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

  •
  The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

  •
  All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

  •
  You are duly authorized to deposit the ordinary shares.

  •
  The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

  •
  The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

              If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

              As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

  •
  ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

  •
  provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

  •
  provide any transfer stamps required by the State of New York or the United States; and

  •
  pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

              To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

              As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian's offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by U.S. and English considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

              If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

              You will have the right to withdraw the securities represented by your ADSs at any time except for:

  •
  Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders" meeting or a payment of dividends;

  •
  Obligations to pay fees, taxes and similar charges; and

  •
  Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

              The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

              As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in "Description of Share Capital and Articles of Association—Key Provisions of Our Articles of Association—Shares and Rights Attaching to Them—Voting Rights."

              At our request, the depositary bank will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

              If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder's ADSs in accordance with the voting instructions received from such holder.

              Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated herein). Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

              As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
Issuance of ADSs upon deposit of ordinary shares (excluding issuances as a result of distributions of ordinary shares)	Up to U.S. 5¢ per ADS issued
Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e, spin-off ordinary shares)	Up to U.S. 5¢ per ADS held
ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

              As an ADS holder you will also be responsible to pay certain charges such as:

  •
  taxes (including applicable interest and penalties) and other governmental charges;

  •
  the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

  •
  certain cable, telex and facsimile transmission and delivery expenses;

  •
  the expenses and charges incurred by the depositary bank in the conversion of foreign currency;

  •
  the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

  •
  the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

              ADS fees and charges payable upon (i) deposit of ordinary shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC or presented to the depositary bank via DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

              In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain ADS fees and charges such as the ADS service fee may become payable shortly after the closing of this offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time.

Amendments and Termination

              We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

              You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

              We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

              After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

              The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

              The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

              The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

  •
  We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

  •
  The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

  •
  The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

  •
  We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

  •
  We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of association or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

  •
  We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

  •
  We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

  •
  We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

  •
  We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

  •
  We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

  •
  No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Pre-Release Transactions

              Subject to the terms and conditions of the deposit agreement, the depositary bank may issue to broker/dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions," and are entered into between the depositary bank and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the ordinary shares on deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

              You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

              The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

              The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

              If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

  •
  Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

  •
  Distribute the foreign currency to holders for whom the distribution is lawful and practical.

  •
  Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

              The deposit agreement and the ADRs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of England and Wales.

              AS A PARTY TO THE DEPOSIT AGREEMENT, YOU WAIVE YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY BANK.

ORDINARY SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

              Before this offering there has been no public market for our ordinary shares. Upon completion of this offering, we will have outstanding            ordinary shares or            ADSs after giving effect to the sale of            ADSs in this offering, assuming no exercise by the underwriters of their option to purchase additional ADSs from us. All of the ADSs to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144. ADSs or ordinary shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 described below. In addition, following this offering, ordinary shares issuable pursuant to awards granted under certain of our equity plans that are covered by a registration statement on Form S-8 will be freely tradable in the public market, subject to certain contractual and legal restrictions described below. The remaining ordinary shares outstanding after this offering will be "restricted securities," as that term is defined in Rule 144, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144.

Lock-Up Agreements

              All of our directors and officers and the holders of all of our ordinary shares have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. See "Underwriting."

Rule 144

              In general, a person who has beneficially owned our ordinary shares or ADSs that are restricted securities for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares or ADSs that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of our ordinary shares then outstanding, which will equal approximately            ordinary shares or                         ADSs immediately after this offering, assuming no exercise of the underwriters' option to purchase additional shares; or

  •
  the average weekly trading volume of our ordinary shares in the form of ADSs on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Regulation S

              Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our ordinary shares may be sold in some manner outside the United States without requiring registration in the United States.

Rule 701

              In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Equity Incentive Plans

              We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the ordinary shares or ADSs reserved for issuance under our equity incentive plans. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, ordinary shares or ADSs registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Registration Rights

              Upon the closing of this offering, certain of our existing shareholders or their transferees, will be entitled to various rights with respect to the registration of their ordinary shares under the Securities Act. Registration of these ordinary shares under the Securities Act would result in such shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See "Description of Share Capital and Articles of Association—Registration Rights" for additional information.

 TAXATION

U.S. Federal Income Taxation

              The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of the purchase, ownership and disposition of the ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (or the "Code" for purposes of this discussion), in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

              This discussion applies only to U.S. Holders that acquire the ADSs in the initial offering and hold the ADSs as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase the ADSs by any particular investor. In particular, this discussion does not address tax considerations applicable to a U.S. Holder that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, banks, thrifts, or other financial institutions, an insurance company, a tax-exempt organization, a person that holds the ADSs as part of a hedge, straddle or conversion transaction for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, certain former citizens or residents of the United States or a person that owns or is deemed to own 10% or more of the company's voting shares. Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax consequences, or any state, local or non-U.S. tax consequences, of the acquisition, ownership and disposition of the ADSs. In addition, the discussion does not address tax consequences to an entity treated as a partnership for U.S. federal income tax purposes that holds the ADSs, or a partner in such partnership. The U.S. federal income tax treatment of each partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners in a partnership holding the ADSs are urged to consult their own tax advisers.

              The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply to an investor that is a beneficial owner of ADSs and that is, for U.S. federal income tax purposes,

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state therein or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (i) is subject to the primary supervision of a court within the United States and subject to the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

              Based on certain estimates of our gross income and gross assets, the nature of our business and our current business plan (all of which are subject to change), we may be classified as a passive foreign investment company, or a PFIC, for the taxable year ending December 31, 2015. Our potential classification as a PFIC may result in material adverse consequences for a U.S. Holder that is a U.S. taxable investor. See "Taxation—Passive Foreign Investment Company Considerations."

              For U.S. federal income tax purposes, a beneficial owner of ADSs generally will be treated as the owner of the underlying ordinary shares represented by such ADSs. Accordingly, deposits or withdrawals of the underlying ordinary shares for ADSs generally will not be subject to U.S. federal income tax.

Prospective purchases are urged to consult their tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, non-U.S. and other tax consequences to them of the purchase, ownership and disposition of the ADSs.

    Passive Foreign Investment Company Considerations

              Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) on average at least 50% of the value of our assets produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income.

              In making this determination, we will be treated as earning our proportionate share of any income and owning our proportionate share of any assets of any corporation in which we hold a 25% or greater interest (by value). Based on certain estimates of our gross income and gross assets, the nature of our business and our current business plan (all of which are subject to change), we expect to be classified as a PFIC for the taxable year ending December 31, 2015. Because PFIC status must be determined annually based on tests which are factual in nature, our PFIC status in future years will depend on our income, assets and activities in those years. There can be no assurance that we will not be considered a PFIC for any taxable year and we do not intend to make a determination of our or any of our future subsidiaries' PFIC status in the future. A U.S. Holder may be able to mitigate some of the adverse U.S. federal income tax consequences described below with respect to owning the ADSs if we are classified as a PFIC for our taxable year ending December 31, 2015, provided that such U.S. Holder is eligible to make, and validly makes a "mark-to-market" election, described below.

              In the event that we are classified as a PFIC in any year in which a U.S. Holder holds the ADSs, and the "mark-to-market" election described in the following paragraph is not made by a taxable U.S. Holder, a special tax regime will apply with respect to such U.S. Holder to both (a) any gain realized on the sale or other disposition of the ADSs and (b) any "excess distribution" by us to such U.S. Holder (generally, such U.S. Holder's ratable portion of distributions received by such U.S. Holder in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or such U.S. Holder's holding period for the ADSs). Any gain recognized by such U.S. Holder on a sale or other disposition (including a pledge) of the ADSs and any excess distribution would be allocated ratably over such U.S. Holder's holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and the interest charge generally applicable to underpayments of tax would be imposed on taxes deemed to have been payable in for the relevant taxable PFIC years. Classification as a PFIC may also have other adverse tax consequences, including, in the case of U.S. Holders that are individuals, the denial of a step-up in the basis of such U.S. Holder's ADSs at death.

    Mark-to-Market Election

              If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs, then in lieu of being subject to the special tax regime and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the ADSs as ordinary income under a mark-to-market method, provided that such the ADSs are treated as "regularly traded" on a "qualified exchange." In general, the ADSs will be treated as "regularly traded" for a given calendar year if more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Although the U.S. Internal Revenue Service ("IRS") has not published any authority identifying specific exchanges that may constitute "qualified exchanges," Treasury Regulations provide that a qualified exchange is (a) a U.S. securities exchange that is registered with the Securities and Exchange Commission, (b) the U.S. market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a non-U.S. securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such non-U.S. exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors; and the laws of the country in which such non-U.S. exchange is located and the rules of such non-U.S. exchange ensure that such requirements are actually enforced and (ii) the rules of such non-U.S. exchange effectively promote active trading of listed shares. We have applied to have the ADSs listed on the Nasdaq Global Select Market, which is a U.S. securities exchange that is registered with the SEC. However, no assurance can be given that the ADSs will meet the requirements to be treated as "regularly traded" for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the special tax regime with respect to such holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any future subsidiary of ours that is treated as a PFIC.

              If a U.S. Holder makes this mark-to-market election, such U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of such U.S. Holder's ADSs at year-end over its basis in those ADSs. In addition, the excess, if any, of such U.S. Holder's basis in the ADSs over the fair market value of such U.S. Holder's ADSs at year-end is deductible as an ordinary loss in an amount equal to the lesser of (i) the amount of the excess or (ii) the amount of the net mark-to-market gains that have been included in income in prior years by such U.S. Holder. Any gain recognized by such U.S. Holder upon the sale of such U.S. Holder's ADSs will be taxed as ordinary income in the year of sale. Amounts treated as ordinary income will not be eligible for the preferential tax rate applicable to qualified dividend income or long-term capital gains. A U.S. Holder's adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

              The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their tax advisors with respect to the purchase, ownership and disposition of the ADSs, the availability of the mark-to-market election and whether making the election would be advisable in their particular circumstances, and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the ADSs.

    Taxation of Dividends and Other Distributions on the ADSs

              Generally, the gross amount of distributions made by us to a U.S. Holder with respect to the ADSs, before reduction for any non-U.S. taxes withheld therefrom, will be includable in gross income as dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) in any year in which (i) we are not treated as a PFIC or (ii) such U.S. Holder has a valid mark-to-market election in effect, as described above. To the extent, if any, that the amount of any cash distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of such U.S. Holder's tax basis in its ADSs, and to the extent the amount of the distribution exceeds such U.S. Holder's tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. A dividend in respect of the ADSs will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ADSs applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Moreover, such reduced rate shall not apply if we are a PFIC for the taxable year in which it pays a dividend, or were a PFIC for the preceding taxable year.

              Subject to the paragraph below, dividends generally will constitute income from sources outside the United States, which may be relevant in calculating a U.S. Holder's foreign tax credit limitation. Subject to certain conditions and limitations, non-U.S. tax withheld on dividends may be deducted from such U.S. Holder's taxable income or credited against such U.S. Holder's U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute "passive category income," or, in the case of certain U.S. Holders, "general category income." A foreign tax credit for foreign taxes imposed on distributions may be denied if a U.S. Holder does not satisfy certain minimum holding period requirements.

              Notwithstanding the paragraph above, if 50% or more of the ADSs are treated as held by U.S. persons, we will be treated as a "U.S.-owned foreign corporation." In that case, dividends may be treated for U.S. foreign tax credit purposes as income from sources outside the United States to the extent paid out of our non-U.S. source earnings and profits, and as income from sources within the United States to the extent paid out of our U.S. source earnings and profits. There can be no assurance that we will not be treated as a U.S.-owned foreign corporation. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the preferential rate divided by the highest rate of tax normally applicable to dividends. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders are urged to consult their tax advisors to determine whether and to what extent such U.S. Holder will be entitled to a foreign tax credit.

    Taxation of Dispositions of ADSs

              Subject to the passive foreign investment company rules discussed above, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS equal to the difference between the amount realized (in U.S. dollars) for the ADS and such U.S. Holder's tax basis (in U.S. dollars) in the ADS. The gain or loss will generally be capital gain or loss. A non-corporate U.S. Holder that has held the ADS for more than one year, may be eligible for preferential tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

    Disposition of Foreign Currency

              U.S. Holders are urged to consult their tax advisors regarding the tax consequences of receiving, converting or disposing of any non-U.S. currency received as dividends on our ADSs or on the sale or retirement of an ADS.

    Tax on Net Investment Income

              A Medicare contribution tax of 3.8% is imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, "net investment income" generally includes income from any dividends paid with respect to ADSs and net gain from the sale, exchange or other taxable disposition of ADSs, reduced by any deductions properly allocable to such income or net gain. U.S. Holders are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of an investment in the ADSs.

    Information Reporting and Backup Withholding

              Distributions with respect to ADSs and proceeds from the sale, exchange or disposition of ADSs may be subject to information reporting to the U.S. Internal Revenue Service, or IRS, and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

              Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

    Foreign Financial Asset Information Reporting

              U.S. Holders who are either individuals or certain domestic entities may be required to submit certain information to the IRS with respect to such holder's beneficial ownership of the ADSs, if such ADSs are not held on such holder's behalf by a financial institution, as our ordinary shares are considered "specified foreign financial assets." This law also imposes penalties and potential other adverse tax consequences if a U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders are urged to consult their tax advisors regarding the potential information reporting obligations that may be imposed with respect to the ownership and disposition of the ADSs.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of the ADSs. Prospective purchases are urged to consult their tax advisors concerning the tax consequences related their particular circumstances.

U.K. Tax Considerations

              The following is a general summary of certain U.K. tax considerations relating to the ownership and disposal of the ordinary shares or the ADSs and does not address all possible tax consequences relating to an investment in the ordinary shares or the ADSs. It is based on current U.K. tax law and published HM Revenue & Customs, or HMRC, practice as of the date of this prospectus, both of which are subject to change, possibly with retrospective effect.

              Except as provided otherwise, this summary applies only to persons who are resident (and, in the case of individuals, domiciled) in the United Kingdom for tax purposes and who are not resident for tax purposes in any other jurisdiction, and do not have a permanent establishment or fixed base in any other jurisdiction with which the holding of the ordinary shares or the ADSs is connected ("U.K. Holders"). Persons (a) who are not resident (or, if resident, are not domiciled) in the United Kingdom for tax purposes, including those individuals and companies who trade in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which the ordinary shares or the ADSs are attributable, or (b) who are resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, are recommended to seek the advice of professional advisors in relation to their taxation obligations.

              This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular:

  •
  this summary only applies to the absolute beneficial owners of the ordinary shares or the ADSs and any dividends paid in respect of the ordinary shares where the dividends are regarded for U.K. tax purposes as that person's own income (and not the income of some other person); and

  •
  this summary: (a) only addresses the principal U.K. tax consequences for investors who hold the ordinary shares or the ADSs as capital assets, (b) does not address the tax consequences that may be relevant to certain special classes of investor such as dealers, brokers or traders in shares or securities and other persons who hold the ordinary shares or the ADSs otherwise than as an investment, (c) does not address the tax consequences for holders that are financial institutions, insurance companies, collective investment schemes, pension schemes, charities or tax-exempt organizations, (d) assumes that the holder is not an officer or employee of the company (or of any related company) and has not (and is not deemed to have) acquired the ordinary shares or the ADSs by virtue of an office or employment, and (e) assumes that the holder does not control or hold (and is not deemed to control or hold), either alone or together with one or more associated or connected persons, directly or indirectly (including through the holding of the ordinary shares), an interest of 10% or more in the issued share capital (or in any class thereof), voting power, rights to profits or capital of the company, and is not otherwise connected with the company.

              This summary further assumes that a holder of ADSs is the beneficial owner of the underlying ordinary shares for U.K. direct tax purposes.

              POTENTIAL INVESTORS IN THE ADSs SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER U.K. TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES OR ADSs IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.

    Taxation of dividends

    Withholding Tax

              Dividend payments in respect of the ordinary shares or ADSs may be made without withholding or deduction for or on account of U.K. tax.

    Income Tax

              Dividends received by individual U.K. Holders will be subject to U.K. income tax on the gross amount of the dividend paid (including the amount of the non-refundable U.K. dividend tax credit referred to below).

              An individual holder of ordinary shares or ADSs who is not a U.K. Holder will not be chargeable to U.K. income tax on dividends paid by the company, unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the ordinary shares or the ADSs are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. income tax on dividends received from the company.

              The rate of U.K. income tax that is chargeable on dividends received in the tax year 2014/2015 by (i) additional rate taxpayers is 37.5%, (ii) higher rate taxpayers is 32.5%, and (iii) basic rate taxpayers is 10%. Individual U.K. Holders will be entitled to a non-refundable tax credit equal to one-ninth of the full amount of the dividend received from the company, which will be taken into account in computing the gross amount of the dividend that is chargeable to U.K. income tax. The tax credit will be credited against such holder's liability (if any) to U.K. income tax on the gross amount of the dividend. After taking into account the tax credit, the effective rate of tax for the 2014/2015 tax year (i) for additional rate taxpayers will be 30.6% of the dividend paid, (ii) for higher rate taxpayers will be 25% of the dividend paid, and (iii) for basic rate taxpayers will be nil. An individual holder who is not subject to U.K. income tax on dividends received from the company will not generally be entitled to claim repayment of the tax credit in respect of such dividends. An individual's dividend income is treated as the top slice of their total income that is chargeable to U.K. income tax.

    Corporation Tax

              A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the gross amount of any dividends. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

              A corporate holder of ordinary shares or ADSs that is not a U.K. Holder will not be subject to U.K. corporation tax on dividends received from the company, unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary shares or the ADSs are attributable. In these circumstances, such holder may, depending on its individual circumstances and if the exemption from U.K. corporation tax discussed above does not apply, be chargeable to U.K. corporation tax on dividends received from the company.

    Taxation of Disposals

    U.K. Holders

              A disposal or deemed disposal of ordinary shares or ADSs by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of ordinary shares or ADSs are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual allowance of tax-free gains in that tax year (the "annual exemption"). The annual exemption for the 2014/2015 tax year is £11,000. If, after all allowable deductions, an individual U.K. Holder's total taxable income for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of ordinary shares or ADSs will be taxed at 28%. In other cases, a taxable capital gain accruing on a disposal of ordinary shares or ADSs may be taxed at 18% or 28% or at a combination of both rates.

              An individual U.K. Holder who ceases to be resident in the United Kingdom (or who fails to be regarded as resident in a territory outside the United Kingdom for the purposes of double taxation relief) for a period of less than five years and who disposes of his or her ordinary shares or ADSs during that period of temporary non-residence may be liable to U.K. capital gains tax on a chargeable gain accruing on such disposal on his or her return to the United Kingdom (or upon ceasing to be regarded as resident outside the United Kingdom for the purposes of double taxation relief) (subject to available exemptions or reliefs).

              A disposal of ordinary shares or ADSs by a corporate U.K. Holder may give rise to a chargeable gain or an allowable loss for the purpose of U.K. corporation tax. Such a holder should be entitled to an indexation allowance, which applies to reduce capital gains to the extent that such gains arise due to inflation. The allowance may reduce a chargeable gain but will not create or increase an allowable loss.

              Any gains or losses in respect of currency fluctuations over the period of holding the ordinary shares or ADSs would also be brought into account on the disposal.

    Non-U.K. Holders

              An individual holder who is not a U.K. Holder will not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her ordinary shares or ADSs unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the ordinary shares or ADSs are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. capital gains tax on chargeable gains arising from a disposal of his or her ordinary shares or ADSs.

              A corporate holder of ordinary shares or ADSs that is not a U.K. Holder will not be liable for U.K. corporation tax on chargeable gains realized on the disposal of its ordinary shares or ADSs unless it carries on a trade in the United Kingdom through a permanent establishment to which the ordinary shares or ADSs are attributable. In these circumstances, a disposal of ordinary shares or ADSs by such holder may give rise to a chargeable gain or an allowable loss for the purposes of U.K. corporation tax.

    Inheritance Tax

              If, for the purposes of the Taxes on Estates of Deceased Persons and on Gifts Treaty 1978 between the United States and the United Kingdom, an individual holder is domiciled in the United States and is not a national of the United Kingdom, any ordinary shares or ADSs beneficially owned by that holder will not generally be subject to U.K. inheritance tax on that holder's death or on a gift made by that holder during his/her lifetime, provided that any applicable U.S. federal gift or estate tax liability is paid, except where (i) the ordinary shares or ADSs are part of the business property of a U.K. permanent establishment or pertain to a U.K. fixed base used for the performance of independent personal services; or (ii) the ordinary shares or ADSs are comprised in a settlement unless, at the time the settlement was made, the settlor was domiciled in the United States and not a national of the United Kingdom (in which case no change to U.K. inheritance tax should apply).

    Stamp Duty and Stamp Duty Reserve Tax

    Issue and Transfer of Ordinary Shares

              No U.K. stamp duty is payable on the issue of the ordinary shares.

              Based on current published HMRC practice and recent case law, there should be no U.K. stamp duty reserve tax ("SDRT") payable on the issue of ordinary shares to a depositary receipt system or a clearance service (for example DTC).

              Transfers of ordinary shares to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services, will generally be regarded by HMRC as subject to stamp duty or SDRT at 1.5% of the amount or value of the consideration or, in certain circumstances, the value of the ordinary shares transferred. In practice, this liability for stamp duty or SDRT is in general borne by such person depositing the relevant shares in the depositary receipt system or clearance service. Transfers of ordinary shares between depositary receipt systems and clearance services will generally be exempt from stamp duty and SDRT.

              The transfer on sale of ordinary shares by a written instrument of transfer will generally be liable to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer. The purchaser normally pays the stamp duty.

              An agreement to transfer ordinary shares outside a depositary receipt system or a clearance service will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration. Such SDRT is payable on the seventh day of the month following the month in which the charge arises, but where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, (i) any SDRT that has not been paid ceases to be payable, and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.

              We do not expect that HMRC will consider any liability to U.K. stamp duty or SDRT to arise in relation to the deposit with the custodian or the depositary of the ordinary shares offered by us pursuant to the offering. However, a liability to U.K. stamp duty or SDRT may, depending on the circumstances, arise in respect of the deposit with the custodian or the depositary of ordinary shares where ordinary shares are transferred to the custodian or the depositary otherwise than as an integral part of an issue of share capital.

Transfer of ADSs

              No U.K. stamp duty will be payable on a written instrument transferring an ADS or on a written agreement to transfer an ADS provided that the instrument of transfer or the agreement to transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to U.K. stamp duty at the rate of 0.5% of the value of the consideration given in connection with the transfer.

              No SDRT will be payable in respect of an agreement to transfer an ADS.

              The statements above in relation to stamp duty and SDRT apply irrespective of whether the relevant holder of ordinary shares or ADSs is resident or domiciled in the United Kingdom.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated, Cowen and Company, LLC and Leerink Partners LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ADSs set forth opposite its name below.

Underwriter	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Cowen and Company, LLC.
Leerink Partners LLC
Guggenheim Securities, LLC

Total

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs and the ordinary shares underlying the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                        per ADS. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ADSs.

	Per ADS	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Adaptimmune	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $                and are payable by us. We have also agreed to reimburse the expenses and application fees incurred in connection with, and clearance of the offering by, FINRA.

Option to Purchase Additional ADSs

              We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                additional ADSs at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We, our executive officers and directors and all of our other existing security holders have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, which includes ADSs, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

  •
  offer, pledge, sell or contract to sell any ordinary shares,

  •
  sell any option or contract to purchase any ordinary shares,

  •
  purchase any option or contract to sell any ordinary shares,

  •
  grant any option, right or warrant for the sale of any ordinary shares,

  •
  lend or otherwise dispose of or transfer any ordinary shares,

  •
  request or demand that we file a registration statement related to the ordinary shares, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Nasdaq Global Select Market Listing

              We expect the ADSs to be approved for listing on Nasdaq, subject to notice of issuance, under the symbol "ADAP."

              Before this offering, there has been no public market for our ADSs. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for, our company and the industry in which we compete,

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on Nasdaq, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

              In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of ADSs may be made to the public in that Relevant Member State other than:

    A.
    to any legal entity which is a qualified investor as defined in the Prospectus Directive;

    B.
    to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

    C.
    in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

              Each person in a Relevant Member State who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

              The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

              This prospectus has been prepared on the basis that any offer of ADSs in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of ADSs. Accordingly any person making or intending to make an offer in that Relevant Member State of ADSs which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

              For the purpose of the above provisions, the expression "an offer to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

              In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

              The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

              Neither this document nor any other offering or marketing material relating to the offering, the Company, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Notice to Prospective Investors in the Dubai International Financial Centre

              This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

              No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

              Any offer in Australia of the ADSs may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

              The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

              This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

              The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

              The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

              This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

              Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

    (a)
    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor;

    (b)
    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

    (c)
    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

    (d)
    where no consideration is or will be given for the transfer;

    (e)
    where the transfer is by operation of law;

    (f)
    as specified in Section 276(7) of the SFA; or

    (g)
    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Israel

              In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase ADSs under the Israeli Securities Law, 5728-1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the "Addressed Investors"); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728-1968, subject to certain conditions (the "Qualified Investors"). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728-1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our ADSs to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

              Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728-1968. In particular, we may request, as a condition to be offered ADSs, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder in connection with the offer to be issued ADSs; (iv) that the ADSs that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728-1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728-1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor's name, address and passport number or Israeli identification number.

 EXPENSES OF THE OFFERING

              We estimate that the expenses payable by us in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Amount
($)
Expenses:
SEC registration fee		*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Depositary and transfer agent expenses		*
Miscellaneous costs		*

Total

*
To be completed by amendment.

              We anticipate that the total underwriting discount on ADSs offered by us in the offering will be approximately $      , or      % of the gross proceeds to us of the offering, assuming no exercise of the underwriters' option to purchase additional ADSs.

              All amounts in the table are estimates except the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee.

 LEGAL MATTERS

              The validity of our ordinary shares and certain matters governed by English law will be passed on for us by Mayer Brown International LLP, our English counsel. The validity of the ADSs and certain other matters of U.S. federal and New York State law will be passed on for us by Mayer Brown LLP, New York, New York, our U.S. counsel. Certain legal matters in connection with this offering will be passed on for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York, counsel for the underwriters.

EXPERTS

              The consolidated financial statements of Adaptimmune Limited as of June 30, 2014 and 2013, and for each of the years in the two-year period ended June 30, 2014, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

              We are incorporated under the laws of England and Wales. Many of our directors and officers reside outside the United States, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to serve legal process on us or our directors and executive officers (as well as certain directors, managers and executive officers of the finance subsidiaries) or have any of them appear in a United States court.

              We intend to appoint Adaptimmune LLC as our authorized agent upon whom process may be served in any action instituted in any U.S. federal or state court having subject matter jurisdiction in the Borough of Manhattan in New York, New York, arising out of or based upon the ADSs, the deposit agreement or the underwriting agreement related to the ADSs.

              Mayer Brown International LLP, our English solicitors, has advised us that there is some doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

WHERE YOU CAN FIND MORE INFORMATION

              We have filed with the SEC a registration statement on Form F-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the ADSs to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and the ADSs. You may review and copy the registration statement, reports and other information we file at the SEC's public reference room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC's Web site at www.sec.gov.

              Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Securities Exchange Act of 1934 as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ended June 30, 2015 and subsequent years will be due four months following the year end. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Securities Exchange Act of 1934 prescribing the furnishing of proxy statements to shareholders and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934.

              As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) that, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC, which do apply to us as a foreign private issuer.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Adaptimmune Therapeutics Limited

The Board of Directors
Adaptimmune Therapeutics Limited:

              We have audited the accompanying balance sheet of Adaptimmune Therapeutics Limited as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

              We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a balance sheet also includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

              In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Adaptimmune Therapeutics Limited as of December 31, 2014, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ KPMG LLP
Reading, United Kingdom
17 March 2015

STATEMENT OF FINANCIAL POSITION

	Note	31 December 2014
		£
Assets
Current assets
Cash		1
Total assets		1
Equity & liabilities
Equity
Share capital	2	—
Share premium		1
Total equity		1

See accompanying notes to these financial statements.

Notes to the Financial Statements

1 Accounting Policies

Domicile

              Adaptimmune Therapeutics Limited was registered in England and Wales on December 3, 2014. Its registered office is 91 Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY UK.

Basis of preparation

              The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB.

              No transactions have occurred in Adaptimmune Therapeutics Limited other than the issuance of one ordinary share for consideration of £1 on 3rd December 2014 and the corporate reorganisation described in note 3.

Omission of statements of comprehensive loss, cash-flow and changes in equity

              To this date, the Company has not commenced any activities other than those incident to its formation and the contemplated corporate reorganization. As of December 31, 2014 the Company was not capitalized. Accordingly, statements of comprehensive loss, cash-flow and changes in equity have been omitted.

Going concern

              After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the annual report and accounts.

2 Capital and Reserves

Share capital

31 December 2014
£
Allotted, called up and fully paid
1 Ordinary share of 0.1p each	—

              Each holder of ordinary shares is entitled to one vote per share, on a show of hands or on a poll, at general meetings of the company.

              On the winding up of the company the following priorities applies to payments from the Liquidation surplus:

    a)
    Each shareholder will be entitled to an amount per share equal to the subscription price paid, or if the liquidation surplus is insufficient of the full subscription price then the shareholders will be paid in proportion to the aggregate subscription price paid in respect of the shares held by them;
    b)
    Thereafter any balance shall be paid to the shareholders in proportion to the number of shares held by each of them.

3 Subsequent Events

              On February 23, 2015, we completed the first stage of a corporate reorganization pursuant to which all shareholders of Adaptimmune Limited exchanged each of the Series A preferred shares and ordinary shares held by them for newly issued Series A preferred shares and ordinary shares of Adaptimmune Therapeutics Limited on a one-for-100 basis, resulting in Adaptimmune Limited becoming a wholly-owned subsidiary of Adaptimmune Therapeutics Limited. The final step in our corporate reorganization will be for Adaptimmune Therapeutics Limited to re-register as a public limited company with the name Adaptimmune Therapeutics plc prior to the effectiveness of the registration statement.

UNAUDITED CONSOLIDATED INCOME STATEMENTS

for the six months ended December 31,

	Note	2014	2013
		£'000	£'000
Revenue	3	2,442	—
Research and development expenses		(5,697)	(2,732)
General and administrative expenses		(2,087)	3
Other income		186	(788)

Operating loss		(5,156)	(3,517)
Finance income	4	1,528	—
Finance expense		—	(1)
Loss before tax		(3,628)	(3,518)
Taxation		507	373

Loss for the period		(3,121)	(3,145)

              All of the above figures relate to continuing operations.

	£	£
Basic loss per share	(1.7)	(3.1)

	Number	Number
Weighted average number of shares used to calculate basic loss per share	1,813,701	1,011,791

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

for the six months ended December 31,

	2014	2013
	£'000	£'000
Loss for the period	(3,121)	(3,145)
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign exchange translation differences	7	108
Income tax on foreign exchange translation differences	—	—

Other comprehensive income for the period, net of income tax	7	108

Total comprehensive loss for the period	(3,114)	(3,037)

See accompanying notes to condensed consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the six months ended December 31,

	Share capital	Share premium	Exchange reserve	Retained earnings	Total equity
	£'000	£'000	£'000	£'000	£'000
Balance at July 1, 2013	1	10,219	(31)	(11,607)	(1,418)
Total comprehensive loss for the period:
Loss for the period	—	—	—	(3,145)	(3,145)
Other comprehensive loss for the period	—	—	108	—	108
Transactions with owners, recorded directly in equity:
Proceeds from the issue of shares	—	5,240	—	—	5,240
Equity-settled share based payment transactions	—	—		102	102

Balance at December 31, 2013	1	15,459	77	(14,650)	887

Balance at July 1, 2014	2	20,246	110	(18,943)	1,415
Total comprehensive loss for the period:
Loss for the period	—	—	—	(3,121)	(3,121)
Other comprehensive loss for the period	—	—	7	—	7
Transactions with owners, recorded directly in equity:
Proceeds from the issue of share capital	2	60,552	—	—	60,554
Equity-settled share based payment transactions	—	—	—	166	166

Balance at December 31, 2014	4	80,798	117	(21,898)	59,021

See accompanying notes to condensed consolidated financial statements.

UNAUDITED CONSOLIDATED BALANCE SHEETS

as of December 31, 2014 and June 30, 2014

	Note	December 2014	June 2014
		£'000	£'000
Assets
Non-current assets
Property, plant & equipment	7	1,829	840
Current assets
Trade and other receivables		3,980	625
Tax receivable		1,563	1,027
Current asset investments	5	15,938	—
Cash and cash equivalents	6	65,169	30,105

Total Current Assets		86,650	31,757

Total Assets		88,479	32,597

Equity and liabilities
Equity
Share capital	8	4	2
Share premium		80,798	20,246
Foreign exchange reserve		117	110
Retained earnings		(21,898)	(18,943)

Total Equity		59,021	1,415

Current liabilities
Trade and other payables		29,458	31,138
Taxes payable		—	44

Total Liabilities		29,458	31,182

Total equity and liabilities		88,479	32,597

See accompanying notes to condensed consolidated financial statements.

UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS

for the six months ended December 31,

	Note	2014	2013
		£'000	£'000
Cash flows from operating activities
Loss for the period before tax		(3,628)	(3,518)
Adjustments for:
Depreciation		155	59
Loss on disposal of assets		76	—
Exchange gains		(1,400)	—
Equity-settled share based payment expense		166	102
Increase in trade and other receivables		(3,355)	(321)
Decrease in trade and other payables		(1,680)	(506)
Foreign exchange translation differences on consolidation		7	108

Cash used in operations		(9,659)	(4,076)
Net Tax (paid)/credit received		(73)	578

Net cash from/(used in) operating activities		(9,732)	(3,498)
Cash flows from investing activities
Acquisition of property, plant & equipment		(1,220)	(657)

Net cash used in investing activities		(1,220)	(657)
Cash flows from financing activities
Proceeds from the issue of share capital		60,554	5,240
Short-term investments		(15,938)	—

Net cash from financing activities		44,616	5,240
Net increase/(decrease) in cash and cash equivalents		33,664	1,085
Exchange differences		1,400
Cash and cash equivalents at start of period		30,105	(848)

Cash and cash equivalents at period end		65,169	237

See accompanying notes to condensed consolidated financial statements.

Notes to the Unaudited Consolidated Financial Statements

1 Organization

              Adaptimmune Limited (the "Company") was registered in England and Wales on December 19, 2007. Its registered office is 91 Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY UK. The Company is a clinical-stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor platform. It has developed a comprehensive proprietary platform that enables it to identify cancer targets, find and genetically engineer T-cells receptors, or TCRs, and produce TCR therapeutic candidates for administration to patients. The Company engineers TCRs to increase their affinity to cancer specific peptides in order to destroy cancer cells in patients.

              The Company is subject to a number of risks similar to other biopharmaceutical companies in the early stage, including, but not limited to, the need to obtain adequate additional funding, possible failure of preclinical programs or clinical trials, the need to obtain marketing approval for its TCR therapeutic candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of the Company's TCR therapeutic candidates, and protection of proprietary technology. If the Company does not successfully commercialize any of its TCR therapeutic candidates, it will be unable to generate product revenue or achieve profitability. As of December 31, 2014, the Company had an accumulated deficit of £21.9 million (approximately $34 million).

2 Accounting policies

Statement of compliance

              The group financial statements have been prepared and approved by the directors in accordance with International Accounting Standard 34 "Interim Financial Statements ("IAS 34"). All accounting policies and estimates are consistent with those applied in the audited financial statements prepared to June 30, 2014 under International Financial Reporting Standards ("IFRSs") as adopted by the International Accounting Standards Board ("IASB").

Going concern

              The Group's business activities, together with the factors likely to affect its future development, performance and position are set out elsewhere in this prospectus. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the primary statements and notes of these set of financial statements.

              After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the annual report and accounts.

3 Revenue & segmental reporting

              Revenue represents recognised income from our license and collaboration agreement with GlaxoSmithKline ("GSK").

              During the six months ended December 31, 2014 and December 31, 2013 revenue was derived from one customer and the Directors believe that there is only one operating segment.

	December 2014	December 2013
	£'000	£'000
Revenue	2,442	—

3 Revenue & segmental reporting (Continued)

              Under our collaboration and license agreement with GSK, GSK funds the development of, and has an option to obtain an exclusive license to, our NY-ESO TCR therapeutic candidate. In addition, GSK has the right to nominate four additional target peptides. The first of these additional targets will be selected from a pool of three target peptides, with the pool having already been jointly chosen by GSK and us. Following completion of initial research on these three target peptides, GSK is entitled to nominate one TCR therapeutic candidate, and we will retain all rights to the other two TCR therapeutic candidates. In addition, three other target peptides may be selected by GSK in the future. These target peptides are outside of our eight unpartnered research programs and any other programs relating to target peptides where Adaptimmune initiates development of a TCR therapeutic candidate.

              Under the collaboration and license agreement, we received an upfront payment of £25 million and are entitled to various milestone payments based on the achievement of specified development and commercialization milestones by either us or GSK. As previously announced, these milestone payments have a potential value of approximately $350 million over the next seven years.

              In addition to the development milestones, we are entitled to royalties from GSK on all GSK sales of TCR therapeutic products licensed under the agreement, varying between a mid-single-digit percentage and a low-teens percentage of net sales, subject to certain agreed reductions, dependent on the cumulative annual net sales for each calendar year. Royalties are payable while there is a jointly owned or solely owned valid patent claim covering the TCR therapeutic in the country in which the relevant TCR therapeutic is being sold and, in each case, for a minimum of 10 years from first commercial sale of the relevant TCR therapeutic. Sales milestones also apply once any TCR therapeutic covered by the GSK collaboration and license agreement is on the market.

              The GSK collaboration and license agreement is effective until all payment obligations expire, including any ongoing royalty payments due in relation to GSK's sale of any covered TCR therapeutic candidates. The agreement can also be terminated on a collaboration program-by-collaboration program basis by GSK for lack of feasibility or inability to meet certain agreed requirements. Both parties have rights to terminate the agreement for material breach upon 60 days' written notice or immediately upon insolvency of the other party. GSK has additional rights to terminate either the agreement or any specific license or collaboration program on provision of 60 days' notice to us. Additional payments may be due to us as a result of such termination, and where we continue any development of any TCR therapeutic candidate resulting from a terminated collaboration program, depending on the stage of development, royalties may be payable to GSK at a mid-single-digit percentage rate of net sales. We also have rights to terminate any license where GSK ceases development or withdraws any licensed TCR therapeutic in specified circumstances.

              The revenue recognized to date relates primarily to the recognition of the £25 million upfront fee received in June 2014. The fair value of this has been allocated between initial target program, development activities and an overall contribution to the program.

              The movement in deferred income, which is shown within trade and other payables, includes the revenue recognized in the period of £2.4 million offset by £4.5 million of invoiced milestones billed in advance. Deferred income at December 31, 2014 and June 30, 2014 was £26.8 million and £24.7 million respectively. The amount of deferred income expected to be recognized as revenue after 12 months was £17.0 million and £13.3 million at December 31, 2014 and June 30, 2014, respectively.

4 Finance income

	December 2014	December 2013
	£'000	£'000
Bank interest	128	—
Foreign exchange gains	1,400	—

	1,528	—

              Foreign exchange gains has arisen primarily on cash and cash equivalents and on current asset investments that are dnominated in foreign currencies, see note 5 and 6.

5 Current asset investments

	December 2014	June 2014
	£'000	£'000
Deposits in pounds sterling	7,500	—
Deposits in U.S. dollars	8,438	—

	15,938	—

              Current asset investments relate to investments of surplus short-term cash on deposit for periods between three and twelve months.

6 Cash and cash equivalents

	December 2014	June 2014
	£'000	£'000
Cash and cash equivalents in pounds sterling	34,345	28,468
Cash and cash equivalents in U.S. dollars	30,824	2,637

	65,169	31,105

              The Group's policy for determining cash and cash equivalents is to include all cash balances, overdrafts and short-term deposits with maturity of less than three months.

7 Property, plant and equipment

	Computer equipment	Office equipment	Laboratory equipment	Total
	£'000	£'000	£'000	£'000
Cost
At July 1, 2014	52	28	942	1,022
Additions	105	8	1,107	1,220
Disposals	—	—	(115)	(115)

At December 31, 2014	157	36	1,934	2,123

Depreciation
At July 1, 2014	15	4	163	182
Charge for period	15	3	137	155
Disposals	—	—	(39)	(39)

At December 31, 2014	30	7	261	298

Carrying value
At July 1, 2014	37	24	779	840

At December 31, 2014	127	28	1,674	1,829

8 Capital and reserves

Share capital

	December 2014	June 2014
	£'000	£'000
Allotted, called up and fully paid
1,813,701 Ordinary shares of 0.1p each	2	2
1,758,418 (2013: nil) Series A Preferred shares of 0.1p each	2	—

	4	2

              On 23 September 2014 the Group completed a Series A Funding round led by New Enterprise Associates (NEA), with additional new investors including OrbiMed Advisors LLC, Wellington Management Company, LLP, Fidelity Biosciences, Foresite Capital Management, Ridgeback Capital Management, Novo A/S, QVT, Rock Springs Capital, venBio Select and Merlin Nexus.

              In respect of this funding, the Group issued 1,758,418 Series A Preferred Shares for total consideration of $103,809,789. The Preferred Shares are convertible into ordinary shares at an initial rate of 1:1, subject to anti-dilution and ratchet provisions, and hold a liquidation preference. These shares are to be treated as equity under the provisions of IAS 32.

9 Share-based compensation

Group share options

              At December 31, 2014 certain of the Group's employees and directors were members of a share option plan operated by Adaptimmune Limited. All of these arrangements are settled in equity at a predetermined price and generally vest over a period of four years, with 25% of each award vesting after the first complete year. All share options have a life of ten years before expiry.

9 Share-based compensation (Continued)

              The total charge for the six month periods ended December 31, 2014 and 2013 relating to share based payment plans were £166,000 and £102,000 respectively, all of which related to equity-settled share based payment transactions.

              Options were valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted and the assumptions used in the calculation of options granted in the six months to December 31, 2014 are as follows:

2014
Share price at grant date	£39.00
Exercise price	£35.57
Number of employees	78
Shares granted in year	107,100
Vesting year (years)	1-4 years
Expected volatility	60%
Option life (years)	10 years
Expected life (years)	5 years
Risk free rate	1.54%
Expected dividend yield	0%
Fair value per option	£21.05

              The expected volatility is based upon a benchmarking study of similar companies with public securities. The expected life of the option is based on management judgement. The risk free rate is based on the Bank of England's estimates of gilt yield curve as at the respective grant dates.

10 Capital commitments and contingencies

Capital expenditure commitments

	December 2014	June 2014
	£'000	£'000
Future capital expenditure contracted but not provided for	402	9

Commitments under non-cancellable operating leases

              The total of future minimum lease payments payable under the entity's non-cancellable operating leases for each of the following periods is as follows:

	December 2014		June 2014
	Land and buildings	Other	Land and buildings	Other
	£'000	£'000	£'000	£'000
Within one year	114	—	57	—
Within two to five years	—	—	—	—
Over five years	—	—	—	—

	114	—	57	—

11 Related parties

              During the period, the Group entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into and trading balances outstanding at December 31, 2014 are as follows:

	Sales to related party	Purchases from related party	Amounts owed by related party	Amounts owed to related party
	(£'000)	(£'000)	(£'000)	(£'000)
Related party
Immunocore Limited	28	395	7	207

              Immunocore Limited owns 269,767 ordinary shares in Adaptimmune Limited, representing a 7.6% ownership. Immunocore Limited is also connected by common ownership and directors and shares certain facilities with the Group. During the period, Immunocore Limited has invoiced Adaptimmune Limited in respect of accounting and administrative services, management charges, occupancy costs, patent costs. Adaptimmune Limited has invoiced Immunocore Limited for radiation protection services, other administrative services and other costs where it has incurred the cost for the goods and services on behalf of Immunocore Limited.

              The transactions with Key Management Personnel relate only to their employee contracts. Directors' emoluments totaled £587,877 in the six month period to December 31, 2014.

12 Subsequent events

              On February 23, 2015, we completed the first stage of a corporate reorganization pursuant to which all shareholders of Adaptimmune Limited exchanged each of the Series A preferred shares and ordinary shares held by them for newly issued Series A preferred shares and ordinary shares of Adaptimmune Therapeutics Limited on a one-for-100 basis, resulting in Adaptimmune Limited becoming a wholly-owned subsidiary of Adaptimmune Therapeutics Limited. The final step in our corporate reorganization will be for Adaptimmune Therapeutics Limited to re-register as a public limited company with the name Adaptimmune Therapeutics plc prior to the effectiveness of the registration statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Adaptimmune Limited

              We have audited the accompanying consolidated balance sheets of Adaptimmune Limited and subsidiaries (the "Group") as of 30 June 2014 and 2013, and the related consolidated income statements, consolidated statements of changes in equity, and consolidated cash flow statements for both of the two years in the period ended 30 June 2014. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Adaptimmune Limited and subsidiaries as of 30 June 2014 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended 30 June 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP
Reading, United Kingdom
3 February 2015

CONSOLIDATED INCOME STATEMENTS

for the years ended June 30,

	Note	2014	2013
		(£'000)	(£'000)
Revenue	3	355	—
Research and development expenses		(7,356)	(5,361)
General and administrative expenses		(1,602)	(797)
Other income	6	165	7

Operating loss		(8,438)	(6,151)
Finance income	7	2	9
Finance expense	8	(4)	(4)

Loss before tax		(8,440)	(6,146)
Taxation	9	982	578

Loss for the year		(7,458)	(5,568)

              All of the above figures relate to continuing operations.

	£	£
Basic loss per share	(5.0)	(5.3)

	Number	Number
Weighted average number of shares used to calculate basic loss per share	1,484,845	1,053,769

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

for the year ended June 30,

	2014	2013
	(£'000)	(£'000)
Loss for the year	(7,458)	(5,568)
Other comprehensive income / (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign exchange translation differences	141	(26)
Income tax on foreign exchange translation differences	—	—

Other comprehensive income / (loss) for the period, net of income tax	141	(26)

Total comprehensive loss for the year	(7,317)	(5,594)

See accompanying notes to condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended June 30,

	Share capital	Share premium	Exchange reserve	Retained earnings	Total equity
	(£'000)	(£'000)	(£'000)	(£'000)	(£'000)
Balance at July 1, 2012	1	6,075	(5)	(6,151)	(80)
Total comprehensive income for the year:
Loss for the year	—	—	—	(5,568)	(5,568)
Other comprehensive income for the year	—	—	(26)	—	(26)
Transactions with owners, recorded directly in equity:
Proceeds from the issue of shares	—	4,144	—	—	4,144
Equity-settled share based payment transactions	—	—		112	112

Balance at June 30, 2013	1	10,219	(31)	(11,607)	(1,418)

Balance at July 1, 2013	1	10,219	(31)	(11,607)	(1,418)
Total comprehensive income for the year:
Loss for the year	—	—	—	(7,458)	(7,458)
Other comprehensive income for the year	—	—	141	—	141
Transactions with owners, recorded directly in equity:
Proceeds from the issue of share capital	1	9,789	—	—	9,790
Equity-settled share based payment transactions	—	238		122	360

Balance at June 30, 2014	2	20,246	110	(18,943)	1,415

See accompanying notes to condensed consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

as of June 30,

	Note	2014	2013	2012
		(£'000)	(£'000)	(£'000)
Assets
Non-current assets
Property, plant & equipment	10	840	137	62
Current assets
Trade and other receivables	11	625	314	209
Tax receivable		1,027	577	328
Cash and cash equivalents	12	30,105	163	1,925

Total Current Assets		31,757	1,054	2,462

Total Assets		32,597	1,191	2,524

Equity and liabilities
Equity
Share capital	14	2	1	1
Share premium		20,246	10,219	6,075
Foreign exchange reserve		110	(31)	(5)
Retained earnings		(18,943)	(11,607)	(6,151)

Total Equity		1,415	(1,418)	(80)

Current liabilities
Trade and other payables	13	31,138	2,609	2,604
Tax payable		44	—	—

Total Liabilities		31,182	2,609	2,604
Total equity and liabilities		32,597	1,191	2,524

See accompanying notes to condensed consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS

for the years ended June 30,

	Note	2014	2013
		(£'000)
			(£'000)
Cash flows from operating activities
Loss for the year before tax		(8,440)	(6,146)
Adjustments for:
Depreciation	10	147	30
Equity-settled share based payment expense	17	205	112
Increase in trade and other receivables		(311)	(104)
Increase in trade and other payables		29,539	699
Foreign exchange translation differences on consolidation		141	(26)

Cash from/(used in) operations		21,281	(5,434)
Net tax credit received		578	327

Net cash from/(used in) operating activities		21,860	(5,107)
Cash flows from investing activities
Acquisition of property, plant & equipment	10	(851)	(105)

Net cash used in investing activities		(851)	(105)
Cash flows from financing activities
Proceeds from the issue of share capital	14	9,944	2,439

Net cash from financing activities		9,944	2,439
Net increase/(decrease) in cash and cash equivalents		30,953	(2,773)
Cash and cash equivalents at start of period		(848)	1,925

Cash and cash equivalents at year end	12	30,105	(848)

See accompanying notes to condensed consolidated financial statements.

Notes to the Consolidated Financial Statements

1 Organization

              Adaptimmune Limited (the "Company") was registered in England and Wales on December 19, 2007. Its registered office is 91 Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY UK. The Company is a clinical-stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor platform. It has developed a comprehensive proprietary platform that enables it to identify cancer targets, find and genetically engineer T-cells receptors, or TCRs, and produce TCR therapeutic candidates for administration to patients. The Company engineers TCRs to increase their affinity to cancer specific peptides in order to destroy cancer cells in patients.

              The Company is subject to a number of risks similar to other biopharmaceutical companies in the early stage, including, but not limited to, the need to obtain adequate additional funding, possible failure of preclinical programs or clinical trials, the need to obtain marketing approval for its TCR therapeutic candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of the Company's TCR therapeutic candidates, and protection of proprietary technology. If the Company does not successfully commercialize any of its TCR therapeutic candidates, it will be unable to generate product revenue or achieve profitability. As of June 30, 2014, the Company had an accumulated deficit of approximately $30 million.

2 Accounting policies

Statement of compliance

              The group financial statements have been prepared and approved by the directors in accordance with International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB").

Basis of preparation

              The financial statements have been prepared on the historical basis except as required by IFRS. The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these financial statements.

Transition to IFRS

              The Group is preparing their financial statements in accordance with IFRS for the first time and consequently both have applied IFRS 1. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in note 20.

              IFRS 1 grants certain exemptions from the full requirements of IFRS in the transition period. The following exemptions have been taken in these financial statements:

  •
  Share based payments—IFRS 2 is being applied to equity instruments that were granted after November 7, 2002 and that had not vested by July 1, 2012.

Going concern

              The Group's business activities, together with the factors likely to affect its future development, performance and position are set out elsewhere in this prospectus. The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the primary statements and

Notes to the Consolidated Financial Statements (Continued)

2 Accounting policies (Continued)

notes of these set of financial statements. In addition, note 16 to the financial statements includes the Group's objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit risk and liquidity risk.

              After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the annual report and accounts.

              Note 20 details additional equity funding completed after the balance-sheet date.

Management estimates and judgments

              The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions. These judgments, estimates and assumptions affect the reported amounts of assets and liabilities as well as income and expenses in the financial statement provided.

              The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. The actual outcome is not expected to differ significantly from the estimates and assumptions made.

              The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or the period of revision and future periods if this revision affects both current and future periods.

Basis of consolidation

Subsidiaries

              Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that are currently exercisable. The acquisition date is the date on which control is transferred to the acquirer. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Foreign currency

              Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the foreign exchange rate in effect on at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated to the functional currency at the foreign exchange rate in effect on such date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that

Notes to the Consolidated Financial Statements (Continued)

2 Accounting policies (Continued)

are stated at fair value are retranslated to the functional currency at foreign exchange rates ruling at the dates the fair value was determined.

              The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to the Group's presentational currency Sterling (GBP) at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated at an average rate for the year where this rate approximates to the foreign exchange rates ruling at the dates of the transactions. Exchange differences arising from this translation of foreign operations are reported as an item of other comprehensive income and accumulated in the translation reserve or non-controlling interest, as the case may be. When a foreign operation is disposed of, such that control, joint control or significant influence (as the case may be) is lost, the entire accumulated amount in the FCTR, net of amounts previously attributed to non-controlling interests, is reclassified to profit or loss as part of the gain or loss on disposal. When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while still retaining control, the relevant proportion of the accumulated amount is reattributed to non-controlling interests. When the Group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while still retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Computer software

              Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives.

Property, plant & equipment

              Property, plant & equipment are stated at their purchase cost, together with any incidental expenses of acquisition, and they are stated in the statement of financial position at cost less accumulated depreciation. The assets are reassessed periodically.

              Depreciation is calculated so as to write off the cost of the assets less their estimated residual values, on a straight line basis over the expected useful economic lives of the assets concerned. Depreciation is not charged on construction in progress until the asset is completed for its intended use and transferred to the appropriate fixed asset classification.

              The periods generally applicable are as follows:

Computer equipment	3 years
Laboratory equipment	5 years
Office equipment	5 years

Borrowing costs

              Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Notes to the Consolidated Financial Statements (Continued)

2 Accounting policies (Continued)

              Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

              Borrowing costs, including interest and other costs that the Group incurs in connection with the borrowing of funds that are directly attributable to the acquisition, construction or production of qualifying assets are included within the cost of that asset. Other borrowing costs are recognised as an expense.

              Qualifying assets are those that necessarily take a substantial period of time to get ready for their intended use or sale.

Non-derivative financial instruments:

Trade and other receivables

              Trade and other receivables are recognised initially at fair value. Subsequent to initial recognition they are measured at amortised cost using the effective interest method, less any impairment losses.

Trade and other payables

              Trade and other payables are recognised initially at fair value. Subsequent to initial recognition they are measured at amortized cost using the effective interest method.

Cash and cash equivalents

              Cash and cash equivalents comprise cash balances and deposits with maturities of three months or less.

Preferred Shares

              Series A Preferred Shares are classified as equity rather than debt because they bear no obligation to deliver cash or other financial assets and convert into equity at an agreed rate.

Derivative financial instruments and hedging:

              Derivative financial instruments are recognised at fair value. The gain or loss on re-measurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

              Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in the hedging reserve. Any ineffective portion of the hedge is recognised immediately in the income statement.

              If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are

Notes to the Consolidated Financial Statements (Continued)

2 Accounting policies (Continued)

reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss, i.e., when interest income or expense is recognised.

              When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Revenue

              Revenue is recognised to the extent that it obtains the right to consideration in exchange for its performance and is measured at the fair value of the consideration received excluding Value-Added Tax (VAT).

              Revenue is from the supply of services under research collaboration partnerships and represents the value of contract deliverables. If a payment is for multiple deliverable, then an allocation of the fair value of each deliverable is assessed based on available evidence. Where a contract deliverable has only been partially completed at the balance sheet date, revenue is calculated by reference to the value of services performed as a proportion of the total services to be performed for each deliverable. Where payments are received from customers in advance of services provided, the amounts are recorded as deferred income and included within current liabilities.

              If circumstances arise that may change the original estimates of progress toward completion of a deliverable then estimates are revised. These revisions may result in increases or decreases in estimated revenues and are reflected in income in the period in which the circumstances that give rise to the revision became known by management.

Government grants

              Government grants are recognized as other income over the period necessary to match them with the related costs when there is reasonable assurance that the Company will comply with any conditions attached to the grant and the grant will be received.

Dividends

              Dividends received from subsidiary undertakings are accounted for when received. Dividends paid are accounted for in the year when they are paid.

Impairment excluding inventories and deferred tax assets:

Financial assets (including receivables)

              A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Notes to the Consolidated Financial Statements (Continued)

2 Accounting policies (Continued)

              An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

              The carrying amounts of the Group's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

Taxation

              Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognised in equity.

              Current tax is the expected tax payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

              Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

              A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Operating leases

              Costs in respect of operating leases are charged to the income statement on a straight line basis over the lease term. There are no assets held under finance leases.

Research and development expenditure

              Research and development expenditure includes direct and indirect costs of these activities, including staff costs and materials, as well as external contracts. All such expenditure is expensed as incurred unless the capitalization criteria of IAS 38 have been satisfied, in which case the costs are capitalized as intangible assets.

Pension costs

              The Group operates a defined contribution pension scheme for its directors and employees. The contributions to this scheme are expensed to the Income Statement as they fall due.

Notes to the Consolidated Financial Statements (Continued)

2 Accounting policies (Continued)

Share-based compensation

              The Group operates equity-settled, share-based compensation plans. Certain employees of the Group are awarded options over the shares in the parent company. The fair value of the employee services received in exchange for these grants of options is recognised as an expense, using the Black-Scholes option-pricing model, with a corresponding increase in reserves. The total amount to be expensed over the vesting year is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest.

              In accordance with IFRS 1 (First Time Adoption of IFRS), IFRS 2 (Share-based Payment) is being applied to equity instruments that had not vested by 1 July 2012. No instruments were granted prior to 1 July 2008.

Adopted IFRS not yet applied

              The following Adopted IFRS have been issued but have not been applied in these financial statements. Their adoption is not expected to have a material effect on the financial statements.

  •
  IFRS 10 Consolidated Financial Statements and IAS 27 (2011) Separate Financial Statements (mandatory for year commencing on or after January 1, 2014)

  •
  IFRS 11 Joint Arrangements and Amendments to IAS 28 (2008) Investments in Associates and Joint Ventures (mandatory for year commencing on or after January 1, 2014)

  •
  IFRS 12 Disclosure of Interests in Other Entities (mandatory for year commencing on or after 1 January 2014)

  •
  Amendments to IAS IAS32 "Offsetting Financial Assets and Financial Liabilities" (mandatory for year commencing on or after January 1, 2014)

  •
  Investment Entities (Amendments to IFRS 10, IFRS 11 and IAS 27) (mandatory for year commencing on or after January 1, 2014)

  •
  Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (mandatory for year commencing on or after January 1, 2014)

  •
  Amendments to IAS 39 "Novation of Derivatives and Continuation of Hedge Accounting" (mandatory for year commencing on or after January 1, 2014)

  •
  Amendments to IAS 36 "Recoverable amount disclosures for non-financial assets" (mandatory for year commencing on or after January 1, 2014)

  •
  Amendments to IAS 19 "Defined Benefit Plans: Employee Contributions" (mandatory for year commencing on or after July 1, 2014)

  •
  IFRS 14 Regulatory Deferral Accounts (mandatory for year commencing on or after January 1, 2016)

  •
  Amendments to IFRS 11 "Accounting for Acquisitions of Interests in Joint Operations" (mandatory for year commencing on or after January 1, 2016)

Notes to the Consolidated Financial Statements (Continued)

2 Accounting policies (Continued)

  •
  Amendments to IAS 16 and IAS 38 "Clarification of Acceptable Methods of Depreciation and Amortisation" (mandatory for year commencing on or after January 1, 2016)

  •
  Amendments to IAS 27 "Equity Method in Separate Financial Statements" (mandatory for year commencing on or after January 1, 2016)

  •
  Amendments to IFRS 10 and IAS 28 "Sale or Contribution of Assets between an Investor and its Associate or Joint Venture" (mandatory for year commencing on or after January 1, 2016)

  •
  IFRS 15 Revenue from Contracts with Customers (mandatory for year commencing on or after January 1, 2017)

  •
  IFRS 9 Financial Instruments (mandatory for year commencing on or after January 1, 2018)

3 Revenue & segmental reporting

              Revenue represents recognised income from our license and collaboration agreement with GlaxoSmithKline ("GSK").

              During the year ended June 30, 2014 revenue was derived from one customer and the Directors believe that there is only one operating segment.

	2014	2013
	(£'000)	(£'000)
Revenue	355	—

4 Expenses

	2014	2013
	(£'000)	(£'000)
Operating loss is stated after charging:
Operating lease charges:
Other than plant & machinery	177	225
Foreign exchange gains	143	33
Depreciation of owned property, plant and equipment (note 10)	148	30

5 Staff numbers and costs

              The average number of persons employed by the Group (including directors) during the year, analysed by category, was as follows:

	2014	2013
	(Number)	(Number)
Research and development	27	17
Management and administration	4	2

	31	19

Notes to the Consolidated Financial Statements (Continued)

5 Staff numbers and costs (Continued)

              The aggregate staff costs of these persons were as follows:

	2014	2013
	(£'000)	(£'000)
Wages and salaries	1,668	1,050
Social security costs	175	96
Share based payment—fair value of employee services (note 17)	205	112
Pension costs—defined contribution (note 16)	86	55

	2,134	1,312

6 Other income

              Other income comprises income receivable from government agencies for research funding and income from Immunocore Limited for use of the Group's staff, services and facilities. Government grants are paid in arrears based on a proportion of expenditure and are claims are audited prior to a receipt of payment.

	2014	2013
	(£'000)	(£'000)
Government grant	149	—
Income from related parties (see also note 19)	13	7
Other	3	—

	165	7

7 Finance income

Recognised in the income statement:

	2014	2013
	(£'000)	(£'000)
Bank interest on cash and deposits	2	9

Finance income	2	9

8 Finance expense

Recognized in the income statement:

	2014	2013
	(£'000)	(£'000)
Bank interest on overdrafts	4	4

Finance expense	4	4

Notes to the Consolidated Financial Statements (Continued)

9 Taxation

Recognised in the income statement:

	2014	2013
	(£'000)	(£'000)
Current tax income
Research and Development tax credit	1,027	578
US corporation tax	(45)	—

Total tax credit in the income statement	982	578

Reconciliation of effective tax rate

              The total tax credit is lower (2013: lower) than the standard rate of corporation tax in the UK.

              The differences are explained below:

	2014	2013
	(£'000)	(£'000)
Loss before tax	8,440	6,146
Tax at the UK corporation tax rate of 22.5% (2013: 23.75%)	1,899	1,460
Non-deductible expenses	(82)	(167)
Capital allowances in excess of depreciation	180	18
Losses arising during the year carried forward	(1,174)	(736)
Additional allowance in respect of enhanced R&D relief	1,067	694
Rate change in respect of R&D tax credits to 12.25%	(907)	(670)
Other timing differences	(1)	(21)

Total tax credit in income statement	982	578

              After accounting for tax credits receivable, there are accumulated tax losses for carry forward in the UK amounting to £14,131,044 (2013: £7,957,436). No deferred tax asset is recognised in respect of accumulated tax losses on the basis that suitable future trading profits are not sufficiently certain.

              UK statutory tax rate reductions to 21% (effective from 1 April 2014) and 20% (effective from 1 April 2015) were substantively enacted on 2 July 2013. It has not yet been possible to quantify the full anticipated effect of the further rate reductions.

Notes to the Consolidated Financial Statements (Continued)

10 Property, plant and equipment

	Computer equipment	Office equipment	Laboratory equipment	Total
	(£'000)	(£'000)	(£'000)	(£'000)
Cost
At 1 July 2012	7	—	59	66
Additions	5	—	100	105

At 30 June 2013	12	—	159	171
Additions	40	28	783	851

At 30 June 2014	52	28	942	1,022

Depreciation
At 1 July 2012	3	—	1	5
Charge for period	2	—	28	30

At 30 June 2013	5	—	29	34
Charge for period	10	4	134	148

At 30 June 2014	15	4	163	182

Carrying value
At 1 July 2012	4	—	58	62

At 30 June 2013	7	—	130	137

At 30 June 2014	37	24	779	840

11 Trade and other receivables

	2014	2013	2012
	(£'000)	(£'000)	(£'000)
Trade receivables	16	1	24
Prepayments and accrued income	543	291	104
Other receivables	66	22	81

	625	314	209

12 Net cash and cash equivalents

	2014	2013	2012
	£'000	£'000	£'000
Cash and cash equivalents (within current assets)	30,105	163	1,925
Bank overdraft (within current liabilities)	—	(1,011)	—

Net cash and cash equivalents per cash flow statement	30,105	(848)	1,925

              The Group's policy for determining cash and cash equivalents is to include all cash balances, overdrafts and deposits with maturities of less than three months.

Notes to the Consolidated Financial Statements (Continued)

13 Trade and other payables

	2014	2013	2012
	(£'000)	(£'000)	(£'000)
Bank overdraft	—	1,011	—
Trade payables	595	1,260	354
Other taxation and social security	4,944	27	18
Accruals and deferred income	25,599	311	2,232

	31,138	2,609	2,604

14 Capital and reserves

Share capital

	2014	2013	2012
	(£'000)	(£'000)	(£'000)
Allotted, called up and fully paid
1,813,701 (2013: 1,097,835, 2012: 801,455) Ordinary shares of 0.1p each	2	1	1

Reconciliations of Shares outstanding

Shares outstanding at 1 July 2012	801,455
New shares issued	296,380

Shares outstanding at 30 June, 2013	1,097,835
New shares issued	715,866

Shares outstanding at 30 June 2013	1,813,701

              During the period to 30 June 2013, 296,380 ordinary shares of 0.1p each with a nominal value of £297 were issued fully paid for cash of £4,149,320. Funding costs of £5,160 were incurred and offset against the share premium account.

              During the period to 30 June 2014, 715,866 ordinary shares of 0.1p each with a nominal value of £716 were issued fully paid for cash of £9,944,821. Funding costs of £652 were incurred and offset against the share premium account. Please refer to note 20 for issues of capital subsequent to 30 June 2014

              Each holder of ordinary shares is entitled to one vote per share, on a show of hands or on a poll, at general meetings of the company.

              On the winding up of the company the following priorities applies to payments from the Liquidation surplus:

    a)
    Each shareholder will be entitled to an amount per share equal to the subscription price paid, or if the liquidation surplus is insufficient of the full subscription price then the shareholders will be paid in proportion to the aggregate subscription price paid in respect of the shares held by them;

    b)
    Thereafter any balance shall be paid to the shareholders in proportion to the number of shares held by each of them.

Capital Management Policy

              The Group seeks to raise sufficient funds from its partnership and equity to fund operations.

Notes to the Consolidated Financial Statements (Continued)

15 Financial instruments

Finance income and expense

Gains and losses on financial instruments included within loss before tax are as follows:

	2014	2013
	(£'000)	(£'000)
Finance income and expense
Finance income on banking arrangements	2	9
Finance expense on banking arrangements	(4)	(4)

Net finance (expense)/income	(2)	5

              There were no gains or losses on financial instruments recognised directly within equity.

Disclosure of fair values of financial assets and liabilities

	2014		2013		2012
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	(£'000)	(£'000)	(£'000)	(£'000)	(£'000)	(£'000)
Financial assets:
Loans and receivables
Trade receivables	16	16	1	1	24	24
Research and development tax credit	1,027	1,027	578	578	328	328
Other receivables	66	66	22	22	81	81
Cash and cash equivalents	30,105	30,105	163	163	1,925	1,925

Total financial assets	31,214	31,214	764	764	2,358	2,358

	2014		2013		2012
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities:
Financial liabilities at amortised cost
Bank overdraft	—	—	1,011	1,011	—	—
Trade payables	595	595	1,260	1,260	354	354
Other taxation and social security	4,944	4,944	27	27	18	18
Accruals	880	880	311	311	527	527
Other payables	—	—	—	—	1,705	1,705

Total financial liabilities	6,419	6,419	2,609	2,609	2,604	2,604

              Detailed below are the assumptions applied in determining the fair value of the financial instruments held by the Group.

Cash and cash equivalents, trade and other payables and trade and other receivables

              For cash and cash equivalents, trade and other payables and trade and other receivables with a remaining life of less than one year, the notional amount is deemed to reflect fair value.

Notes to the Consolidated Financial Statements (Continued)

15 Financial instruments (Continued)

Financial risk management

              The Group is exposed in particular to the following risks:

  •
  Liquidity risk

  •
  Market risk (commodity prices and foreign exchange rates)

Liquidity risk

              The Group's treasury policy gives guidance on how much investment should be held with differing counterparties. The cash utilization is constantly monitored to provide a lead time for raising further funding.

              The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the effect of netting agreements:

	2014
	Carrying amount	Contractual cash flows	1 year or less
	(£'000)	(£'000)	(£'000)
Financial liabilities at amortised cost
Bank overdraft	—	—	—
Trade payables	595	595	595
Other taxation and social security	4,944	4,944	4,944
Accruals	880	880	880

Total financial liabilities	6,419	6,419	6,419

	2013
	Carrying amount	Contractual cash flows	1 year or less
	(£'000)	(£'000)	(£'000)
Financial liabilities at amortised cost
Bank overdraft	1,011	1,011	1,011
Trade payables	1,260	1,260	1,260
Other taxation and social security	27	27	27
Accruals	311	311	311

Total financial liabilities	2,609	2,609	2,609

	2012
	Carrying amount	Contractual cash flows	1 year or less
	(£'000)	(£'000)	(£'000)
Financial liabilities at amortised cost
Trade payables	354	354	354
Other taxation and social security	18	18	18
Accruals	527	527	527
Other payables	1,705	1,705	1,705

Total financial liabilities	2,604	2,604	2,604

Notes to the Consolidated Financial Statements (Continued)

15 Financial instruments (Continued)

Foreign exchange risk

              The Group makes purchases in foreign currencies. The Group's treasury policy gives guidance on the management of its foreign exchange risk on the basis that the cash balance is held in appropriate currencies to meet obligations as they fall due.

              Financial assets and liabilities in foreign currencies are as follows:

	2014	2013	2012
	Carrying amount	Carrying amount	Carrying amount
	(£'000)	(£'000)	(£'000)
Other receivables	3	4	25
Cash and cash equivalents	2,637	87	192
Trade payables	(385)	(187)	(107)

	2,255	(96)	110

              A 1% increase in exchange rates would reduce the carrying value of net financial assets and liabilities in foreign currencies at June 2014 by £22,330 (2013: £952 increase).

Market risk

              Market risk is the risk that changes in market prices, such as in interest rates, commodity prices and foreign exchange rates will affect the Group's income or the value of its holdings of financial instruments.

              The Group has both interest bearing assets and interest bearing liabilities. Interest bearing assets include cash balances and overdrafts, which earn interest at variable rates.

              Financial assets and liabilities subject to variable interest rates are as follows:

	2014	2013	2012
	Carrying amount	Carrying amount	Carrying amount
Cash and cash equivalents	30,105	163	1,925
Bank overdraft	—	(1,011)	—

	30,105	(848)	1,925

              An increase in Bank of England base rates by 0.5 percentage points would increase the net annual interest income applicable to the June 2014 carrying amount by £150,525 (2013: £4,239 interest expense).

              The Group is exposed to commodity price risk as a result of its operations. However, given the size of the Group's operations, the costs of managing exposure to commodity price risk exceed any potential benefits. The directors will revisit the appropriateness of this policy should the Group's operations change in size or nature. The Group has no exposure to equity securities price risk as it holds no listed or other equity investments.

16 Employee benefits

              The Group operates a defined contribution pension scheme for its directors and employees. The assets of the scheme are held separately from those of the Group in an independently administered fund. The unpaid contributions outstanding at the year-end were £42,110 (2013: £nil). The pension cost charge for the year was £86,174 (2013: £55,066).

Notes to the Consolidated Financial Statements (Continued)

17 Share based compensation

Group share options

              At 30 June 2014 certain of the Group's employees and directors were members of a share option plan operated by Adaptimmune Limited. All of these arrangements are settled in equity at a predetermined price and vest over a period of four years, with 25% of each award vesting after each complete year. All share options have a life of ten years before expiry.

              The number and weighted average exercise prices of share options (including grant in the year) are as follows:

	2014		2013
	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding at start of year	62,330	£10.28	21,955	£8.58
Granted	56,277	£11.82	40,375	£11.20
Forfeited	(4,250)	£11.20	—	—
Exercised	(13,780)	£8.39	—	—

Outstanding at end of year	100,577	£11.36	62,330	£10.28

Exercisable at end of year	20,268	£10.28	12,393	£6.94

              The weighted average fair value of options granted in the year was £8.04 (2013: £7.90).

              For options outstanding at the end of the year, the range of exercise prices and weighted average remaining contractual life are as follows:

2014				2013
		Weighted average remaining life:				Weighted average remaining life:
Exercise price	Number of shares			Exercise price	Number of shares
		Expected	Contractual			Expected	Contractual
£ 4.96	3,000	0.0 yrs	0.0 yrs	£4.96	9,205	0.7 yrs	0.0 yrs
£11.20	85,081	4.2 yrs	1.6 yrs	£11.20	53,125	4.2 yrs	1.8 yrs
£14.00	12,496	4.8 yrs	2.3 yrs

              Options are granted at the current market price less a fixed discount on a specific grant date during each calendar year. There is therefore no weighted average exercise price as the shares granted each year are all granted at the same price, given in the table above.

              The total charge for the year relating to share based payment plans was £204,847 (2013: £112,102), all of which related to equity-settled share based payment transactions.

Notes to the Consolidated Financial Statements (Continued)

17 Share based compensation (Continued)

              Options were valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted and the assumptions used in the calculation are as follows:

	2014	2013
Share price at grant date	£14.00	£14.00
Exercise price	£11.20	£11.20
Number of employees	28	16
Shares granted in year	56,277	40,375
Vesting year (years)	1 - 4 years	1 - 4 years
Expected volatility	60%	60%
Option life (years)	10 years	10 years
Expected life (years)	5 years	5 years
Risk free rate	1.73%	0.89%
Expected dividend yield	0%	0%
Fair value per option	£8.04	£7.90

              The expected volatility is based upon a benchmarking study of similar companies with public securities. The expected life of the option is based on management judgement. The risk free rate is based on the Bank of England's estimates of gilt yield curve as at the respective grant dates.

18 Capital commitments and contingencies

Capital expenditure commitments

	2014	2013	2012
	(£'000)	(£'000)	(£'000)
Future capital expenditure contracted but not provided for	9	—	—

Commitments under non-cancellable operating leases

              The total of future minimum lease payments payable under the entity's non-cancellable operating leases for each of the following periods is as follows:

	2014		2013		2012
	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other
	£'000	£'000	£'000	£'000	£'000	£'000
Within one year	57	—	113	—	52	—
Within two to five years	—	—	—	—	—	—
Over five years	—	—	—	—	—	—

	57	—	113	—	52	—

              The annual charge in the income statement for operating leases was £176,998 (2013: £225,077). Lease costs consist of the part of the facilities charge from Immunocore Limited (see note 19) that relates to the use of premises. The facilities agreement has a six months' notice period.

              Due to the short notice period in comparison to the useful economic life of the premise, the Group considers this arrangement to be an operating lease.

Notes to the Consolidated Financial Statements (Continued)

19 Related parties

              During the year, the Group entered into transactions, in the ordinary course of business, with other related parties. Transactions entered into and trading balances outstanding at 30 June 2014 are as follows:

	Sales to related party*	Purchases from related party	Amounts owed by related party	Amounts owed to related party
	(£'000)	(£'000)	(£'000)	(£'000)
Related party	35	1,280	7	114

Immunocore Limited

              Transactions entered into and trading balances outstanding at 30 June 2013 are as follows:

	Sales to related party*	Purchases from related party	Amounts owed by related party	Amounts owed to related party
	(£'000)	(£'000)	(£'000)	(£'000)
Related party
Immunocore Limited	25	1,208	1	934

*
includes pass-through costs

              Immunocore Limited purchased 269,767 shares in Adaptimmune Limited for a consideration of £3,776,738 on 31 March 2014, representing a 14.9% ownership.

              Following the Series A funding round completed on 23 September 2014 (see note 20), Immunocore Limited's ownership was diluted to 7.55%.

              Immunocore Limited is also connected by common ownership and directors and shares certain facilities with the Group. During the year, Immunocore Limited has invoiced Adaptimmune Limited in respect of accounting and administrative services, management charges, occupancy costs, patent costs. Adaptimmune Limited has invoiced Immunocore Limited for radiation protection services, other administrative services and other costs where it has incurred the cost for the goods and services on behalf of Immunocore Limited.

              The transactions with Key Management Personnel relate only to their employee contracts. Directors' emoluments totaled £222,392 in the year to June 2014 (2013: £157,247).

20 Subsequent events

              On 23 September 2014 the Group completed a Series A Funding round led by New Enterprise Associates (NEA), with additional new investors including OrbiMed Advisors LLC, Wellington Management Company, LLP, Fidelity Biosciences, Foresite Capital Management, Ridgeback Capital Management, Novo A/S, QVT, Rock Springs Capital, venBio Select and Merlin Nexus.

              In respect of this funding, the Group issued 1,758,418 Series A Preferred Shares for total consideration of $103,809,789. The Preferred Shares are convertible into ordinary shares at an initial rate of 1:1, subject to anti-dilution and ratchet provisions, and hold a liquidation preference. These shares are to be treated as equity under the provisions of IAS 32.

Notes to the Consolidated Financial Statements (Continued)

21 First-time adoption of IFRS

Transition to IFRS

              These are the Group's first financial statements prepared in accordance with IFRS.

              The accounting policies set out in note 2 have been applied in preparing the financial statements for the year ended 30 June 2014, the comparative information presented in these financial statements for the year ended 30 June 2013 and in the preparation of an opening IFRS balance sheet at 1 July 2012 (the Group's date of transition).

              In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared under UK GAAP FRSSE. An explanation of how the transition from UK GAAP FRSSE to IFRS has affected the Group's financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables.

Initial elections upon adoption

              Set out below are the applicable IFRS 1 exemptions and exceptions applied in the conversion from UK GAAP FRSSE to IFRS.

IFRS exemption options

Share-based payments

              IFRS 1 provides the option only to recognize a share option expense for those options which vest after the date of transition.

Other voluntary exemptions

              The remaining voluntary exemptions do not apply to the Group:

  •
  Insurance contracts (IFRS 4), as this is not relevant to the Group's operations.

  •
  Exemption from retrospective application of IAS 19 'Employee benefits', as UK accounting and the IFRS were already aligned;

  •
  Fair value as deemed cost;

  •
  Business combinations (IFRS 3);

  •
  Borrowing costs (IAS 23), as these are not applicable to the Group;

  •
  Assets and liabilities of subsidiaries, associates and joint ventures, as the previous financial statements were not consolidated;

  •
  Leases (IAS 17), as UK accounting and the IFRS were already aligned as regards these transactions;

  •
  Exemption for cumulative translation differences;

  •
  Determination of whether an arrangement contains a lease, as UK Accounting and IFRS sufficiently aligned;

  •
  Compound financial instruments, because the group does not have these types of financial instrument as at the date of transition to IFRS;

Notes to the Consolidated Financial Statements (Continued)

21 First-time adoption of IFRS (Continued)

  •
  Designation of previously recognised financial instruments;

  •
  Decommissioning liabilities included in the cost of land, buildings and equipment, as the Group does not have liabilities of this type; and

  •
  Financial assets or intangible assets accounted for under IFRIC 12, as the Group has not entered into agreements within the scope of IFRIC 12.

IFRS mandatory exceptions

              Set out below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from UK GAAP FRSSE to IFRS.

Hedge accounting exception

              Hedge accounting can only be applied prospectively from the transition date to transactions that satisfy the hedge accounting criteria in IAS 39, 'Financial instruments: Recognition and measurement', at that date. Hedging relationships cannot be designated retrospectively, and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of 29 December 2008 are reflected as hedges in the group's results under IFRS.

Exception for estimates

              IFRS estimates as at 1 July 2012 are consistent with the estimates that would have been made at that date had the same information been available.

Other mandatory exemptions

              The other compulsory exceptions of IFRS 1 have not been applied as these are not relevant to the Group:

  •
  Derecognition of financial assets and financial liabilities; and

  •
  Non-controlling interests.

Reconciliations of UK GAAP to IFRS

              IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The following tables represent the reconciliations from UK GAAP FRSSE to IFRS for the respective periods noted for equity, earnings and comprehensive income. The transition from UK GAAP FRSSE to IFRS has had no effect on the reported cash flows generated by the Group because no statement of cash flows was previous required. The reconciling items between UK GAAP FRSSE presentation and the IFRS presentation have no net impact on the cash flows generated.

Notes to the Consolidated Financial Statements (Continued)

21 First-time adoption of IFRS (Continued)

Reconciliation of shareholders' equity as of 1 July 2012

	Under UK GAAP FRSSE	Consolidation of subsidiary (c)	IFRS
	(£'000)	(£'000)	(£'000)
Assets
Non-current assets	58	4	62
Current assets	2,353	109	2,462

Total assets	2,411	113	2,524

Equity & liabilities
Equity
Share capital	1	—	1
Share premium	6,075	—	6,075
Exchange reserve	—	(5)	(5)
Retained earnings	(6,230)	79	(6,151)

	(154)	74	(80)

Current liabilities	2,564	40	2,604

Total equity & liabilities	2,410	114	2,524

Reconciliation of shareholders' equity as of 30 June 2013

	Under UK GAAP FRSSE	Consolidation of subsidiary (c)	IFRS
	(£'000)	(£'000)	(£'000)
Assets
Non-current assets	134	3	137
Current assets	950	104	1,054

Total assets	1,084	107	1,191

Equity & liabilities
Equity
Share capital	1	—	1
Share premium	10,219	—	10,219
Exchange reserve	—	(31)	(31)
Retained earnings	(11,716)	109	(11,607)

	(1,496)	78	(1,418)

Current liabilities	2,580	29	2,609

Total equity & liabilities	1,084	107	1,191

Notes to the Consolidated Financial Statements (Continued)

21 First-time adoption of IFRS (Continued)

Reconciliation of comprehensive loss for the year ended 30 June 2013

	Under UK GAAP FRSSE	Share-based payments (a)	Reclass of revenue (b)	Total impact of change to IFRS	Consolidation of subsidiary (c)	IFRS
	(£'000)	(£'000)	(£'000)	(£'000)	(£'000)	(£)
Revenue	7	—	(7)	(7)	—	—

Gross profit	7	—	(7)	(7)	—	—
Research & development expenses	(4,794)	(48)	—	(48)	(519)	(5,361)
Administrative expenses	(596)	(64)	—	(64)	(137)	(797)
Other operating income	—	—	7	7	—	7
Provision for intercompany receivable	(688)	—	—	—	688	—

Operating loss	(6,071)	(112)	—	(112)	32	(6,151)
Finance income & expense	5	—	—	—	—	5

Loss before tax	(6,066)	(112)	—	(112)	32	(6,146)
Taxation	578	—	—	—	—	578

Loss for the year	(5,488)	(112)	—	(112)	32	(5,568)

Foreign exchange translation differences	—	—	—	—	(26)	(26)

Total comprehensive loss	(5,488)	(112)	—	(112)	4	(5,594)

Notes to the reconciliation of UK GAAP FRSSE and IFRS

(a)
Share-based payments

              Under UK GAAP FRSSE, no share option expense was recognized due to an exemption for small companies. In accordance with IFRS 2, the fair value of awards is recognized over the vesting period. The expense for the year ended 30 June 2013 was £112,102.

(b)
Reclassification of revenue

              Under UK GAAP FRSSE, income from government grants and income from related parties was reported as revenue. Under IFRS, income from government grants is presented as other income in accordance with IAS 20. It is believed that income from services provided to related parties is not the Group's core business and therefore should not be presented as revenue. A reclassification of £7,338 has been made to this effect in the year ended 30 June 2013.

(c)
Consolidation of subsidiary

              Under UK GAAP FRSSE, consolidated accounts were not prepared due to a small company exemption. Under IFRS, the consolidated results of the Group include the results of Adaptimmune LLC as well as elimination adjustments. This has the effect of increasing the Group's equity by £73,802 at 1 July 2012 and increasing the Group's equity by £78,116 at 30 June 2013. This also increases the Group's total comprehensive income by £4,314 in the year ended 30 June 2013.

              Through and including                        , 2015, (the 25th day after the date of this prospectus), all dealers effecting transactions in the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                        American Depositary Shares
Representing                    Ordinary Shares

Adaptimmune Therapeutics plc

PROSPECTUS

BofA Merrill Lynch

Cowen and Company

Leerink Partners

Guggenheim Securities

            , 2015

Part II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of directors and officers

              The Registrant's articles of association provide that, subject to the Companies Act 2006, each of the Registrant's directors and other officers (excluding auditors) are entitled to be indemnified by the Registrant against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation to those duties. The Companies Act 2006 renders void an indemnity for a director against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director. every person who is or was at any time a director or other officer (excluding an auditor) of the Registrant may be indemnified out of the assets of the Registrant against all costs, charges, expenses, losses or liabilities incurred by him in performing his duties or the exercise of his powers or otherwise in relation to or in connection with his duties, powers or office.

              Reference is made to Sections 6 and 7 of the form of Underwriting Agreement filed as Exhibit 1.1 to the registration statement, which sets forth the registrant's and the underwriters' respective agreement to indemnify each other and to provide contribution in circumstances where indemnification is unavailable.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.    Recent sales of unregistered securities The following sets forth information regarding all unregistered securities sold by the Registrant since January 1, 2012:

    (1)
    In 2012, Adaptimmune Limited issued an aggregate of 363,933 of its ordinary shares. Adaptimmune Limited received gross proceeds of £5,014,877.20.

    (2)
    In 2013, Adaptimmune Limited issued an aggregate of 374,301 of its ordinary shares. Adaptimmune Limited received gross proceeds of £5,240,214.

    (3)
    In 2014, Adaptimmune Limited issued an aggregate of 341,565 of its ordinary shares. Adaptimmune Limited received gross proceeds of £4,704,607.

    (4)
    On September 23, 2014, Adaptimmune Limited issued an aggregate of 1,758,418 of its Series A preferred shares. Adaptimmune Limited received gross proceeds of £62.5 million.

    (5)
    In 2014, Adaptimmune Limited granted options to purchase a total of 162,777 ordinary shares to employees, executive officers and directors at a weighted-average price of £27.45 per share. During the same period, it issued 13,780 ordinary shares upon the exercise of options to purchase such shares at a weighted-average price of £8.39 per share.

    (6)
    In 2013, Adaptimmune Limited granted options to purchase a total of 38,125 ordinary shares to employees, executive officers and directors at a weighted-average exercise price of £12.10 per share.

    (7)
    In 2012, Adaptimmune Limited granted options to purchase a total of 7,750 ordinary shares to its employees, executive officers and directors at a weighted-average exercise price of £11.20 per share. During the same period, it issued 8,870 ordinary shares upon the exercise of options to purchase such shares at a weighted-average price of £4.96 per share.

              The offers, sales and issuances of the securities described in paragraph (1) above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act and Rule 506 promulgated under Regulation D thereunder as transactions by an issuer not involving a public offering or under Regulations S of the Securities Act. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and, in the case of the issuance of securities on September 23, 2014, appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions either was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about the Registrant or a non-U.S. person outside the United States as defined in Regulation S under the Securities Act. No underwriters were involved in these transactions. All of the ordinary shares of Adaptimmune Limited described above were exchanged for ordinary shares of the Registrant on February 23, 2015 in transactions exempt from registration under Section 4(a)(2) or Regulation S of the Securities Act. All of the options of Adaptimmune Limited described above will be exchanged for options of the Registrant prior to the effectiveness of this Registration Statement in transactions exempt from registration under Section 4(a)(2) or Regulation S of the Securities Act.

Item 8.    Exhibits

(a)
The following documents are filed as part of this Registration Statement:

Exhibit Number		Description of Exhibit
1.1	(1)	Form of Underwriting Agreement.

3.1	(1)	Memorandum and Articles of Association of Adaptimmune Therapeutics plc.

4.1	(1)	Form of certificate evidencing ordinary shares.

4.2	(1)	Form of Deposit Agreement among Adaptimmune Therapeutics plc, Citibank, N.A., as the depositary bank and Holders and Beneficial owners of ADSs issued thereunder.

4.3		Form of American Depositary Receipt (included in Exhibit 4.2).

4.4	(1)	Share for Share Exchange Agreement, dated February 23, 2015.

4.5	(1)	Investors Rights Agreement, dated February 23, 2015 between Adaptimmune Therapeutics Limited and certain of its shareholders and Adaptimmune Limited.

5.1	(1)	Opinion of Mayer Brown International LLP as to the validity of the ordinary shares.

10.1	(1)	Assignment and Exclusive License, dated May 20, 2013 between Immunocore Limited and Adaptimmune Limited.

10.2	†	Collaboration and License Agreement, dated May 30, 2014 between Adaptimmune Limited and GlaxoSmithKline Intellectual Property Development Ltd.

10.3	†	License Agreement, dated December 20, 2012 between Adaptimmune Limited and Life Technologies Corporation.

10.4	†	Sub-License Agreement, dated December 20, 2012 between Adaptimmune Limited and Life Technologies Corporation.

10.5	(1)	Shareholder's Agreement relating to Adaptimmune Therapeutics Limited, dated February 23, 2015 between Adaptimmune Therapeutics Limited, Adaptimmune Limited and the shareholders named therein.

Exhibit Number		Description of Exhibit
10.6	(1)	Adaptimmune Limited Series A Preferred Share Purchase Agreement, dated September 23, 2014.

10.7	(1)	Underlease, dated March 2, 2015 between Immunocore Limited and Adaptimmune Limited relating to Ground Floor East Wing, 91 Park Drive, Milton Park.

10.8	(1)	Underlease, dated March 2, 2015 between Immunocore Limited and Adaptimmune Limited relating to Ground Floor West Wing, 91 Park Drive, Milton Park.

10.9	(1)	Agreement dated March 2, 2015, between Adaptimmune Limited and Immunocore Limited relating to 91 Park Drive, Milton Park and Plot Park Drive Central Milton Park and Units 57A1, 57A2, 59B and 59CDE Jubilee Avenue Milton Park.

10.10	†	Facilities and Services Agreement, dated July 31, 2014 between Immunocore Limited and Adaptimmune Limited.

10.11	†	Deed for Transitional Services, dated January 28, 2015 between Immunocore Limited and Adaptimmune Limited.

10.12	†	Assignment and Exclusive License, dated January 28, 2015 between Immunocore Limited and Adaptimmune Limited.

10.13	†	Target Collaboration Deed, dated January 28, 2015 between Immunocore Limited and Adaptimmune Limited.

10.14	(1)	Adaptimmune Limited Share Option Scheme (Incorporating Management Incentive Options).

10.15	(1)	Adaptimmune Limited 2014 Share Option Scheme (Incorporating Enterprise Management Incentive Options).

10.16	(1)	Adaptimmune Limited Company Share Option Plan, dated December 16, 2014.

10.17	(1)	Adaptimmune Therapeutics Limited 2015 Share Option Scheme, dated March 16, 2015.

10.18	(1)	Adaptimmune Therapeutics Limited Company Share Option Plan, dated March 16, 2015.

10.19	(1)	Service Agreement, dated March 25, 2014 between Adaptimmune Limited and James Noble.

10.20	(1)	Service Agreement, dated March 24, 2014 between Adaptimmune Limited and Helen Tayton-Martin.

10.21	(1)	Employment Agreement, dated March 1, 2011 between Adaptimmune LLC and Gwendolyn Binder-Scholl.

10.22	(1)	Employment Agreement, dated February 18, 2015 between Adaptimmune LLC and Rafael Amado.

10.23	(1)	Employment Agreement, dated February 20, 2015 between Adaptimmune LLC and Adrian Rawcliffe.

21.1	(1)	List of Subsidiaries.

23.1	(1)	Consent of KPMG LLP.

23.2	(1)	Consent of Mayer Brown International LLP (included in Exhibit 5.1).

Exhibit Number		Description of Exhibit
24.1	(1)	Powers of Attorney (included in the signature page to this Registration Statement).

†
Confidential treatment to be requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(1)
To be filed in an amendment to this registration statement prior to effectiveness.
(b)
Financial Statement Schedules

              All Schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 9.    Undertakings

(a)
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)
The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oxfordshire, England, on                        , 2015.

ADAPTIMMUNE THERAPEUTICS LIMITED
By:
	Name:	James J. Noble
	Title:	Chief Executive Officer

POWER OF ATTORNEY

              KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints                        ,                          and                        , and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Position	Date

James J. Noble	Chief Executive Officer and Director (Principal Executive Officer)
Jonathan Knowles, Ph.D.	Chairman of the Board of Directors and Director
Adrian Rawcliffe	Chief Financial Officer (Principal Financial and Accounting Officer)
Lawrence M. Alleva	Director

Signature	Position	Date

Ali Behbahani, M.D.	Director
Ian Laing	Director
David M. Mott	Director
Elliott Sigal, M.D., Ph.D	Director
Peter Thompson, M.D.	Director

 SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

              Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of Adaptimmune Therapeutics Limited, has signed this registration statement or amendment thereto on                        , 2015.

ADAPTIMMUNE LLC
By:
Name:
Title:

EXHIBIT INDEX

Exhibit Number		Description of Exhibit
1.1	(1)	Form of Underwriting Agreement.

3.1	(1)	Memorandum and Articles of Association of Adaptimmune Therapeutics plc.

4.1	(1)	Form of certificate evidencing ordinary shares.

4.2	(1)	Form of Deposit Agreement among Adaptimmune Therapeutics plc, Citibank, N.A., as the depositary bank and Holders and Beneficial owners of ADSs issued thereunder.

4.3		Form of American Depositary Receipt (included in Exhibit 4.2).

4.4	(1)	Share for Share Exchange Agreement, dated February 23, 2015.

4.5	(1)	Investors Rights Agreement, dated February 23, 2015 between Adaptimmune Therapeutics Limited and certain of its shareholders and Adaptimmune Limited.

5.1	(1)	Opinion of Mayer Brown International LLP as to the validity of the ordinary shares.

10.1	(1)	Assignment and Exclusive License, dated May 20, 2013 between Immunocore Limited and Adaptimmune Limited.

10.2	†	Collaboration and License Agreement, dated May 30, 2014 between Adaptimmune Limited and GlaxoSmithKline Intellectual Property Development Ltd.

10.3	†	License Agreement, dated December 20, 2012 between Adaptimmune Limited and Life Technologies Corporation.

10.4	†	Sub-License Agreement, dated December 20, 2012 between Adaptimmune Limited and Life Technologies Corporation.

10.5	(1)	Shareholder's Agreement relating to Adaptimmune Therapeutics Limited, dated February 23, 2015 between Adaptimmune Therapeutics Limited, Adaptimmune Limited and the shareholders named therein.

10.6	(1)	Adaptimmune Limited Series A Preferred Share Purchase Agreement, dated September 23, 2014.

10.7	(1)	Underlease, dated March 2, 2015 between Immunocore Limited and Adaptimmune Limited relating to Ground Floor East Wing, 91 Park Drive, Milton Park.

10.8	(1)	Underlease, dated March 2, 2015 between Immunocore Limited and Adaptimmune Limited relating to Ground Floor West Wing, 91 Park Drive, Milton Park.

10.9	(1)	Agreement dated March 2, 2015, between Adaptimmune Limited and Immunocore Limited relating to 91 Park Drive, Milton Park and Plot Park Drive Central Milton Park and Units 57A1, 57A2, 59B and 59CDE Jubilee Avenue Milton Park.

10.10	†	Facilities and Services Agreement, dated July 31, 2014 between Immunocore Limited and Adaptimmune Limited.

10.11	†	Deed for Transitional Services, dated January 28, 2015 between Immunocore Limited and Adaptimmune Limited.

10.12	†	Assignment and Exclusive License, dated January 28, 2015 between Immunocore Limited and Adaptimmune Limited.

10.13	†	Target Collaboration Deed, dated January 28, 2015 between Immunocore Limited and Adaptimmune Limited.

Exhibit Number		Description of Exhibit
10.14	(1)	Adaptimmune Limited Share Option Scheme (Incorporating Management Incentive Options).

10.15	(1)	Adaptimmune Limited 2014 Share Option Scheme (Incorporating Enterprise Management Incentive Options).
10.16	(1)	Adaptimmune Limited Company Share Option Plan, dated December 16, 2014.

10.17	(1)	Adaptimmune Therapeutics Limited 2015 Share Option Scheme, dated March 16, 2015.

10.18	(1)	Adaptimmune Therapeutics Limited Company Share Option Plan, dated March 16, 2015.

10.19	(1)	Service Agreement, dated March 25, 2014 between Adaptimmune Limited and James Noble.

10.20	(1)	Service Agreement, dated March 24, 2014 between Adaptimmune Limited and Helen Tayton-Martin.

10.21	(1)	Employment Agreement, dated March 1, 2011 between Adaptimmune LLC and Gwendolyn Binder-Scholl.

10.22	(1)	Employment Agreement, dated February 18, 2015 between Adaptimmune LLC and Rafael Amado.

10.23	(1)	Employment Agreement, dated February 20, 2015 between Adaptimmune LLC and Adrian Rawcliffe.

21.1	(1)	List of Subsidiaries.

23.1	(1)	Consent of KPMG LLP.

23.2	(1)	Consent of Mayer Brown International LLP (included in Exhibit 5.1).

24.1	(1)	Powers of Attorney (included in the signature page to this Registration Statement).

†
Confidential treatment to be requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

(1)
To be filed in an amendment to this registration statement prior to effectiveness.
(b)
Financial Statement Schedules

              All Schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.